Form 20-F
period 2000-12-31
WORLD HEART CORP
filed 2001-05-17
CIK 1024520

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------
                                    Form 20-F


                    Annual Report pursuant to Section 13 or
                    15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2000.
                         Commission file number 0-28882
                                ---------------
                             World Heart Corporation
             (Exact name of Registrant as specified in its charter)

                                     Ontario
                 (Jurisdiction of incorporation or organization)

                                 1 Laser Street
                             Ottawa, Ontario, Canada
                                     K2E 7V1
                     (Address of principal executive office)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                  Common shares

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      None

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

        Common shares..................................15,117,427

         Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (ii) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

Indicate by check mark which financial statement item the registrant has elected to follow.

                  Item 17 / /                       Item 18 /X/

In this document, World Heart Corporation is referred to as the "Corporation" or "WorldHeart", the ventricular assist device, HeartSaverVAD(TM) being developed by WorldHeart is referred to as "HeartSaver" and its left ventricular assist system, Novacor(R)LVAS is referred to as "Novacor LVAS".

The Noon Buying Rate for cable transfers in Canadian dollars offered by the Bank of Canada, on April 30, 2001, was Cdn $1.00 = US $.6512. The Corporation publishes its audited financial statements in Canadian dollars. In this Annual Report, references to "dollars" or "$" or "Cdn $" are to Canadian dollars and references to "US dollars" or "US $" are to United States dollars. Unless otherwise stated, all translations of Canadian dollars into United States dollars in this Annual Report have been made at the rate of Cdn $1.00 = US $.6669.

Cautionary Statement with Respect to Forward-Looking Statements

Statements made in this Annual Report with respect to WorldHeart's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements within the meaning of U.S. federal securities laws. The forward-looking statements contain information that is generally stated to be anticipated, expected or projected by the Corporation, and involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Corporation to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of a new product for use in the human body, the Corporation's need for significant additional funding, the Corporation's need for acceptance from third-party payers, extensive Government regulation of the Corporation's products, and rapid developments in technology, including developments by competitors.

                             WORLD HEART CORPORATION

                               INDEX TO FORM 20-F

20-F Part and Item No.                                                  Page No.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers.............. 5
Item 2.   Offer Statistics and Expected Timetable............................ 5
Item 3.   Key Information.................................................... 5
Item 4.   Information on the Company.........................................15
Item 5.   Operating and Financial Review and Prospects.......................30
Item 6.   Directors, Senior Management and Employees.........................38
Item 7.   Major Shareholders and Related Party Transactions..................49
Item 8.   Financial Information..............................................50
Item 9.   The Offer and Listing..............................................52
Item 10.  Additional Information.............................................53
Item 11.  Quantitative and Qualitative Disclosures about Market Risk.........61
Item 12.  Description of Securities Other than Equity Securities.............63


PART II

Item 13.  Defaults, Dividend Arrearages, and Delinquencies....................63
Item 14.  Material Modifications to the Rights of Security Holders
            and Use of Proceeds...............................................63
Item 15.  Reserved............................................................64
Item 16.  Reserved............................................................64


PART III

Item 17.  Financial Statements................................................64
Item 18.  Financial Statements................................................64
Item 19.  Exhibits............................................................65

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected financial data as at December 31, 1996 through 2000, and for the twelve months then ended, except for December 1996 which is for the nine months then ended, set forth below in Canadian dollars is derived from the audited consolidated financial statements of the Corporation, including the notes thereto, included elsewhere in this Annual Report. Certain financial data are also presented in United States dollar amounts for the year ended December 31, 2000 using an exchange rate of Cdn $1.00 = US $.6669 solely for the convenience of the reader. Such translations should not be construed as representations that the Canadian dollar amounts represent, or have been or could be converted into, United States dollars at any other rate. The selected financial data should be read in conjunction with the audited consolidated financial statements, including notes thereto.

Canadian GAAP Consolidated Statements of Loss Data:

                                                                    Twelve months  Twelve months   Twelve months    Nine months
                                                                        ended          ended           ended           ended
                                       Twelve months ended             December       December        December        December
                                        December 31, 2000              31, 1999       31, 1998        31, 1997        31, 1996
                              ---------------------------------------------------------------------------------------------------
                                     Cdn              US               Cdn             Cdn             Cdn             Cdn
Revenue                              $4,674,485       $3,117,362                -               -               -              -
                              ===================================================================================================

Loss from operations                $35,242,887      $23,503,092      $18,671,650      $4,215,663      $9.790,780     $2,651,832
                              ===================================================================================================

Loss before income taxes            $35,397,347      $23,606,100      $17,442,741      $3,665,269      $9,436,846     $2,582,230
                              ===================================================================================================

Net loss                            $29,854,387      $19,909,561      $17,442,741      $3,665,269      $9,436,846     $2,582,230
                              ===================================================================================================

Basic and diluted net loss
per common share                          $2.01            $1.34            $1.30           $0.33           $0.93          $0.35
                              ===================================================================================================

Weighted average number of
common shares outstanding            14,878,625       14,878,625       13,463,943      11,078,948      10,150,000      7,331,418
                              ===================================================================================================

U.S. GAAP Consolidated Statements of Loss Data:

                                                                                                                         Period from
                                                          Twelve months   Twelve months   Twelve months    Nine months    April 1,
                                                              ended           ended           ended           ended       1996 to
                              Twelve months ended            December        December        December        December     December
                               December 31, 2000             31, 1999        31, 1998        31, 1997        31, 1996     31, 2000
                                 Cdn            US             Cdn             Cdn             Cdn             Cdn           Cdn
                                 ---            ---            ---             ---             ---             ---           ---
Net loss in accordance with
U.S. GAAP                    $38,885,092    $25,932,039    $17,442,741      $3,665,269      $9,436,846    $51,245,380   $120,675,328

Accretion of
preferred Shares               3,080,000      2,054,018              -               -               -              -      2,054,018
                             -------------------------------------------------------------------------------------------------------
Net loss applicable
to common shares             $41,965,092     27,986,057    $17,442,741      $3,665,269      $9,436,846    $51,245,380   $123,755,328
                             =======================================================================================================

Basic and diluted net
loss per common share              $2.82          $1.88          $1.30           $0.33           $0.93         $6.83
                             =======================================================================================

Weighted average
number of common
shares                        14,878,625     14,878,625     13,463,943      11,078,948      10,150,000     7,505,479
                             =======================================================================================

Canadian GAAP Consolidated Balance Sheet Data:

                                                                    December 31,    December 31,   December 31,   December 31,
                                           December 31, 2000            1999            1998           1997           1996
                                    ---------------------------------------------------------------------------------------------
                                          Cdn            US              Cdn            Cdn             Cdn            Cdn
Cash and cash equivalents             $ 23,624,549     $15,754,951    $10,969,399     $ 5,561,941    $ 4,699,915    $ 6,662,553

Short-term investments                $ 22,696,677     $15,136,163    $13,680,708     $ 8,571,098              -    $ 8,123,595

Working capital                       $ 51,027,060     $34,029,383    $23,601,991     $13,489,597    $ 4,026,062    $14,606,270

Goodwill and other intangible         $ 49,941,394     $33,305,364    $   170,000     $   178,000    $   186,000    $   194,000

Total assets                          $116,455,883     $77,663,143    $27,019,716     $16,482,589    $ 7,390,902    $15,574,255

Long-term debt                        $    226,316     $   150,927    $   377,247     $   517,444    $   652,870              -

Preferred shares                      $ 55,211,759     $36,820,112              -               -              -              -

Capital stock                         $ 73,752,739     $49,184,888    $57,738,796     $30,347,768   $ 17,467,337    $17,467,337

Additional paid-in capital            $ 36,951,336     $24,642,438              -               -              -              -

Shareholders' equity (net assets)     $ 47,722,602     $31,825,677    $24,611,710     $14,663,423    $ 5,448,261    $14,885,107

Number of common shares outstanding     15,117,427      15,117,427     14,150,539      12,243,000     10,150,000     10,150,000

Dividend per share                               -               -              -               -              -              -

Selected U.S. GAAP Balance Sheet Data:

The following balance sheet items, as presented under U.S. GAAP, differ from Canadian GAAP:


                                                                        December 31,    December 31,    December 31,   December 31,
                                         December 31, 2000                  1999            1998            1997           1996
                                 --------------------------------------------------------------------------------------------------
                                        Cdn              US                 Cdn             Cdn            Cdn             Cdn
Goodwill and other intangibles         $ 42,188,399     $28,134,977     $    170,000    $   178,000     $   186,000    $   194,000

Total assets                           $108,171,853     $72,138,612     $ 27,019,716    $16,482,589     $ 7,390,902    $15,574,255

Preferred shares                       $ 92,671,602     $61,801,668                -              -               -              -

Capital stock                          $122,415,889     $81,637,805     $106,401,946    $79,010,918     $66,130,488    $66,130,488

Additional paid-in capital                        -               -                -              -               -              -

Shareholders' equity (net assets)      $  1,740,561     $ 1,160,761     $ 24,611,710    $14,663,423     $ 5,448,261    $14,885,107


Exchange Rates:

The Noon Buying Rate for Canadian dollars, offered by the Bank of Canada (Noon Buying Rate) as of April 30, 2001 was Cdn $1.00 = US $.6512.

The following tables set forth, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, and for the annual periods, the average of such exchange rates on the last day of each month during such period and the rates for each such period end, based upon the Noon Buying Rate:

 Year ended           High               Low           Average        Period End
December 31,

    1996            0.7515            0.7215            0.7334            0.7301

    1997            0.7489            0.6948            0.7223            0.6997

    1998            0.7105            0.6343            0.6743            0.6534

    1999            0.6929            0.6537            0.6730            0.6929

    2000            0.6973            0.6413            0.6733            0.6666

Month                                    High                    Low

April 2001                             0.6512                 0.6333

March 2001                             0.6502                 0.6340

February 2001                          0.6695                 0.6497

January 2001                           0.6690                 0.6596

December 2000                          0.6666                 0.6469

November 2000                          0.6551                 0.6413


B) Capitalization and Indebtedness

Not applicable.

C) Reasons for the Offer and Use of Proceeds

Not applicable.

D) Risk Factors

No Significant Revenues Earned Since Incorporation

The Corporation has not generated significant revenues and does not expect to generate any significant revenues until such time, if ever, as development efforts relating to, and clinical trials of, HeartSaver are successfully completed and regulatory approvals for its commercial sale are obtained. The Corporation does not contemplate commercial production of the HeartSaver until at least the year 2002. Moreover, no assurance can be given that any regulatory approvals will ever be obtained or, even if obtained, that such approvals will lead to the successful commercialization of HeartSaver.

No Positive Gross Margin on Sales of Novacor LVAS

On June 30, 2000 the Corporation, through World Heart Inc., its wholly owned subsidiary, acquired Edwards Novacor LLC (Novacor) from Edwards Lifesciences LLC (Edwards). As a result, the Corporation is now manufacturing and distributing Novacor LVAS. The Corporation has not generated a positive gross margin on the sales of the Novacor LVAS product. Although the Corporation anticipates a decrease in the manufacturing costs of the product, there can be no guarantee that the revenues generated from Novacor LVAS sales will be significant enough to produce a gross margin.

Significant Capital Requirements and Need for Significant Additional Financing

The Corporation anticipates that its working capital will be sufficient to meet its present operating and capital requirements for at least the next year, but that it will need substantial additional funds to expand operations thereafter. The Corporation has no current arrangements with respect to sources of additional financing, and there can be no assurance that additional financing will be available to the Corporation when needed, on commercially reasonable terms. The inability to obtain additional financing when needed would have a material adverse effect on the Corporation.

Regulatory Approvals May Not Be Obtained for HeartSaver

The sale and advertising of medical devices in Canada is governed by the Food and Drugs Act (Canada), which is administered by Health Canada. The Corporation plans to apply to Health Canada for its approval of HeartSaver after completion of in vitro and in vivo trials in order to obtain Health Canada's approval for utilization of the device in Canada. There can be no assurance that Health Canada will approve the utilization of HeartSaver, whether in a timely manner or at all.

The research and development, manufacturing, marketing and distribution in the United States of products such as the Corporation's proposed HeartSaver are governed by the United States Food and Drug Administration (FDA). There can be no assurance that Health Canada, the FDA or any other regulatory authority will act favourably or quickly in its review of the Corporation's Premarket Approval and other applications, if and when made, and significant difficulties and costs may be encountered by the Corporation in its efforts to obtain such approvals that could delay or preclude the Corporation from selling HeartSaver in Canada, the United States and elsewhere. Failure to receive, or delays in receiving such approvals, including the need for extensive clinical trials or additional data as a prerequisite to approval, limitations on the intended use of HeartSaver, the restriction, suspension or revocation of any approvals obtained or any failure to comply with approvals obtained could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The manufacture of medical devices is subject to compliance with Canadian federal environmental and health and safety regulations and those of various provincial and local agencies. Although the Corporation believes that both it and the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation (OHIRC) are in compliance with these laws and regulations in all material respects, there can be no assurance that the Corporation will not be required to incur significant costs to comply with environmental laws or regulations in the future.

Dependence on a Limited Number of Products

The Corporation's future financial performance will depend on the successful sales and marketing of Novacor LVAS and the development, introduction and customer acceptance of the Corporation's proposed HeartSaver, which is currently under development. To date, all of the Corporation's revenues have resulted from sales of Novacor LVAS. Existing pre-clinical data relating to HeartSaver is limited, and no applications for any clinical trials or regulatory approvals have been made. Prior to any commercial use, the technologies relating to HeartSaver currently under development will require pre-clinical and extensive clinical testing, and regulatory approvals. New product development is highly uncertain and unanticipated developments, clinical and regulatory delays, adverse or unexpected side-effects or inadequate therapeutic efficacy could delay or prevent the successful commercialization of the Corporation's proposed HeartSaver. There can be no assurance that either CVD or the Corporation will not experience difficulties that could delay or prevent the commercialization of HeartSaver. Any significant delays in, or termination of, clinical trials of the Corporation's products under development would have a material adverse effect on the Corporation's business, financial condition and results of operations.

Uncertainty of Market Acceptance

HeartSaver and Novacor LVAS represent new ventricular assist technologies that must compete with other pulsatile assist products as well as with other therapies for heart failure such as medication, transplants, cardiomyoplasty and, perhaps, in the future, non-pulsatile flow (continuous flow) pumps. Failure of the Corporation's products to achieve significant market acceptance would have a material adverse effect on the Corporation's business, financial condition and results of operations.

Competition; Technological Obsolescence

In addition to competing with other less invasive therapies for heart failure, including drugs and pacing, the Corporation's products will compete with ventricular assist technology being developed and sold by a number of companies. Competition from device companies and medical device subsidiaries of healthcare and pharmaceutical companies is intense and expected to increase.

Many of the Corporation's competitors have substantially greater financial, technical, manufacturing, distribution and marketing resources than the Corporation. In addition, some of these potential competitors have significantly greater experience than the Corporation in obtaining regulatory approvals for medical devices. There can be no assurance that third parties will not succeed in developing or marketing technologies and products that are more effective than those developed or marketed by the Corporation or that would render the Corporation's technology and products non-competitive or obsolete, or that the Corporation will be able to keep pace with technological developments.

Limitations on Third-Party Reimbursement

Individual patients will seldom be able to pay directly for the costs of implanting the Corporation's devices and systems. Successful commercialization of the products will depend in large part upon the availability of reimbursement for the treatment and medical costs
associated  with  the  product  from  third-party  payers  including   Medicare,
Medicaid, and private health insurers and managed care organizations. Consequently, the Corporation expects that its products will typically be purchased by healthcare providers, clinics, hospitals and other users and will bill various third-party payers, such as Government programs and private insurance plans, for the healthcare services provided to their patients.

Coverage and the level of payment provided by United States and foreign third-party payers vary according to a number of factors, including the medical procedure, third-party payer, location, outcome and cost. In the United States, many private payers follow the recommendations of the Health Care Financing Administration, which establishes guidelines for the government coverage of procedures, services and medical equipment and the payment of healthcare providers treating patients.

There can be no assurance with respect to any markets in which the Corporation seeks to distribute its products that third-party coverage and reimbursement will be adequate, that current levels of reimbursement will not be decreased in the future or that future legislation, regulation or reimbursement policies of third-party payers will not otherwise adversely affect the demand for the Corporation's products or its ability to sell its product on a profitable basis, particularly if the installed cost of the Corporation's systems and devices should become more expensive than competing products or procedures. The unavailability of third-party payer coverage or the inadequacy of reimbursement could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Potential Product Liability

The Corporation's business will expose it to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of HeartSaver and Novacor LVAS by device recipients in whom the devices are implanted or their families. Claims of this nature, if successful, could result in substantial damage awards to the claimants, which may exceed the limits of any applicable insurance coverage held by the Corporation. A successful claim brought against the Corporation in excess of, or outside of, its insurance coverage could have a material adverse effect on the Corporation's business, financial condition and results of operations. Claims against the Corporation, regardless of their merit or potential outcome, may also have a material adverse effect on the Corporation's ability to obtain physician endorsement of its products or expand its business.

Risks Associated with Manufacturing Operations; Risks Resulting From Dependence on Third-Party Manufacturers

The manufacture of the Corporation's products is a complex operation involving a number of separate processes and components. Certain of the manufacturing processes involved are labour-intensive and achieving significant cost reductions will depend in particular upon reducing the time required to complete these processes. The conduct of manufacturing operations is subject to numerous risks, including reliance on third-party manufacturers, unanticipated technological problems and delays. There can be no assurance that the

Corporation, or any entity manufacturing products or components on behalf of the Corporation, will be able to comply with applicable manufacturing regulations or satisfy regulatory inspections in connection with the manufacture of the Corporation's products. Failure or delay by the Corporation or any third-party manufacturer of the Corporation's products or product components to comply with applicable regulations or to satisfy regulatory inspections could have a material adverse effect on the Corporation's business and operations.

Dependence on Key Personnel

The success of the Corporation is largely dependent upon the personal efforts of its Chairman and Chief Scientific Officer, Dr. Tofy Mussivand (who is also the Director of and Principal Investigator at CVD) and on its President and Chief Executive Officer, Mr. Roderick M. Bryden. Such success is also dependent on its Senior Vice President, Research and Development, Mr. Jal Jassawalla in connection with the transition from prototype system to commercial-scale manufacturing. In addition, because of the specialized scientific nature of the Corporation's business, the Corporation is dependent on its ability to attract and retain qualified scientific, technical and key management personnel.

Volatility of Stock Price

The Corporation is a development-stage company in the biotechnology industry and as such the price of the common shares has been, and is likely to continue to be, highly volatile. Future announcements concerning the Corporation or its competitors, quarterly variations in operating results, introduction of new products or changes in product pricing policies by the Corporation or its competitors, acquisition or loss of significant customers, partners, distributors and suppliers, changes in earnings estimates by analysts, regulatory developments, or fluctuations in the economy or general market conditions, among other factors, could cause the market price of the common shares to fluctuate substantially. There can be no assurance that the market price of the common shares will not decline below its current price or that it will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation's performance. Such fluctuations in the market price of the Corporation's common shares may affect its visibility and credibility in the market.

Reliance on Edwards Lifesciences LLC (Edwards)

The Corporation has entered into a distribution agreement (the Distribution Agreement) with Edwards whereby Edwards will be the sole distributor, except in the United States, of the Corporation's heart assist and heart replacement products for a period of five years commencing July 1, 2000. Distribution and sales of the Corporation's products through Edwards accounted for 42% of the Corporation's total revenue in fiscal 2000. The Corporation has also entered into a supply agreement with Edwards whereby Edwards will be the sole supplier of certain components to the heart assist products of the Corporation for a five-year period. The Corporation cannot predict the extent to which Edwards will be successful in marketing and selling the Corporation's products. The existence of the Corporation's relationship with Edwards may limit or preclude the possibility of establishing relationships with competitors of Edwards.

Risks Associated with Acquisitions

The  Corporation  from  time  to  time  evaluates   potential   acquisitions  of
complementary businesses, products and technologies. Such acquisitions, including the acquisition of Novacor from Edwards, which was completed on June 30, 2000, could subject the Corporation to numerous risks, including risks associated with the integration into the Corporation of new employees and technology. Moreover, the negotiation and completion of such transactions involve the diversion of Corporation resources. In addition, acquisitions could result in immediate and substantial dilution of the Corporation's existing shareholders, large one-time write-offs or the creation of goodwill or other intangible assets that could result in significant amortization expenses. The failure to successfully evaluate, negotiate, effect and integrate an acquisition transaction could have a materially adverse effect on the Corporation's business, operating results and financial condition.

Item 4. Information on the Company

A. History and Development of the Company

WorldHeart was organized in April 1996 to develop a global scale medical device business focused initially on HeartSaver. CVD initially developed HeartSaver. HeartSaver is designed to be an affordable, fully implantable heart assist device to provide long-term support of pulsatile blood flow to people suffering from heart failure and to permit the recipient to return to near normal activities. Commencement of clinical trials in humans is planned for the fourth quarter of 2001, subject to Health Canada approval. Subject to regulatory approval, commercial production of HeartSaver is planned for 2002.

On June 30, 2000, the Corporation, through World Heart Inc., its wholly owned subsidiary, acquired Novacor from Edwards for a total purchase price of approximately $62.5 million. As a result of this acquisition, WorldHeart began commercial operations with the sale of Novacor LVAS. Development of Novacor LVAS commenced in 1969 with the objective of developing a long-term circulatory support device and with the focus on an implantable electrically driven pump. Novacor received its pre-market approval from the FDA in the United States in September 1998 to be used as a bridge to transplantation in cardiac transplant candidates at risk of imminent death from non-reversible left ventricular failure. Novacor LVAS has been implanted in more than 1,200 patients worldwide.

The Corporation was incorporated by Articles of Incorporation under the laws of the Province of Ontario, Canada, on April 1, 1996. The legal and commercial name of the Corporation is World Heart Corporation. The Corporation's head office is located at 1 Laser Street, Ottawa, Ontario, Canada, K2E 7V1 and its telephone number is (613) 226-4278. The Corporation has registered HeartSaverVAD(TM) as a trademark in Canada, and has made application to register it in the United States and in several other countries. The Corporation has one wholly owned subsidiary, World Heart Inc.

B. Business Overview

WorldHeart's business is focused on the development of HeartSaver and Novacor LVAS to provide an effective treatment for end-stage heart failure. Ventricular assist devices (VADs) are mechanical assist devices that supplement the circulatory function of the heart by rerouting blood flow through a mechanical pump. There have been more than 10,000 VADs used clinically over the past 10 years.

The Novacor LVAS represents the current generation of pulsatile ventricular assist devices, with HeartSaver as the next generation of fully implantable pulsatile VADs.

Current Treatment Methods for End-Stage Heart Failure

The search for an effective treatment for end-stage heart failure is ongoing. Therapies such as medication and transplantation have significant limitations, and alternative emerging technologies, such as xenografts, cardiomyoplasty, the Batista operation, genetic tissue engineering, multiple site pacing and implantable artificial hearts (total artificial hearts and ventricular assist devices, pulsatile and non-pulsatile), are being investigated. The following are treatment methods currently being employed for heart failure:

o Medication. Pharmaceuticals are the first line of defense against heart failure; however, in spite of many advances, drug therapies continue to be able to provide only very limited relief. Drug therapies do not treat the underlying disorder and, thus, can only slow the disease's progression. Moreover, a significant number of heart failure patients may be resistant to treatment with drug therapies and often such therapies have side-effects, some of which can be quite serious for certain patients.

o Heart Transplantation. Heart transplantation is currently the intervention of choice for some patients with end-stage heart failure. Patients receiving heart transplants now have about a 60% to 70% five-year survival rate. However, the availability of donor organs as well as other major limitations, described below, have limited the number of transplants worldwide to about 4,000 per year. In the United States, the number of heart transplants in 1996 and 1997 was reported as only 2,342 and 2,290, respectively, despite the fact that the American Heart Association estimates that each year at least 40,000 Americans under age 65 would benefit from heart transplants. Another negative feature of transplants is the need for immunosuppression medication, which can make patients vulnerable to other diseases and may have other side-effects. In addition, heart transplantation procedures cannot be used in emergency situations because of the time required to obtain a suitable donor organ. The quality of donor hearts is not always optimal and, once implanted, little can be done about the quality of the graft. The transplanted natural heart can itself develop complications. Finally, the costs of heart transplants are reported to be up to US $250,000 for the first year.

o Artificial Hearts. Both total artificial hearts and VADs (each a form of mechanical circulatory device) have been used clinically and demonstrated to be viable treatments for end-stage heart failure. These devices have already saved thousands of lives during temporary use while the recipients await a heart transplant, and recently as a bridge to recovery therapy or as an alternative to transplantation. However, the artificial hearts currently on the market are designed for implantation in the abdomen or placement outside the body with connections to the heart, both requiring perforation of the diaphragm and/or skin. They require the patient to be tethered with tubes and wires.

Advantages of VADs

VADs that are either externally placed or abdominally implanted have been demonstrated as being effective in supporting blood circulation in patients with a failing heart. Approximately 10,000 patients have been supported while awaiting transplant, with several being supported for more than two years, by pulsatile VADs that are in the market, including Novacor LVAS. Two patients implanted with the Novacor LVAS have been supported for more than four years.

The following advantages of VADs over other treatments generally apply to VADs that are currently approved and in use. The Corporation expects that these advantages will also apply to HeartSaver.

Unlimited Supply. As a manufactured device, VADs are available as and when needed, including on an emergency basis, to treat end-stage heart failure patients.

Reduced Hospitalization. Unlike transplant patients, VAD patients go to surgery without waiting for a donor organ and are expected to leave the hospital after a relatively short recovery period, thus reducing health care costs.

Improved Patient Health. After VAD implantation, blood circulation is improved throughout the body and most patients experience improved levels of health. This has been shown in a number of clinical studies, including those for the Novacor LVAS.

Reduction in Medication Use. Unlike transplants, VADs do not cause rejection responses and, as a result, VAD patients do not need the administration of immunosuppressant drugs, which is required by transplant patients for the rest of their lives. Patients are accordingly not subject to the risks and costs associated with long-term administration of these medications. Unlike other treatment methods for heart failure, continuing medication may not be required or substantially less medication may be required, thereby potentially limiting the side-effects that may be associated with these medications.

Natural Heart Recovery. Unlike total artificial heart systems, VADs leave the natural heart intact and assist it when it is unable to provide sufficient cardiac function to maintain life. This approach provides the advantage of leaving in place the biological control mechanisms of the natural heart. VADs have, in some cases, permitted recovery of natural heart function to the point where the device was eventually removed.

Novacor LVAS

Novacor LVAS is an electromechanically driven pump, about the size of a human heart, which is implanted within the abdominal wall. The LVAS provides circulatory support by taking over most of the workload of the left ventricle, the heart's main pumping chamber. Blood enters the pump though an inflow conduit connected to the left ventricle and is ejected through an outflow conduit into the body's arterial system.

The system is controlled by an electronic controller and powered by primary and reserve battery packs, worn on a belt around the waist or carried in a shoulder bag, or by a small bedside monitor. The controller is connected to the implanted pump by a percutaneous lead (a small tube containing control and power wires) through the recipient's skin.

The system is completely self-regulating, responding instantaneously to the recipient's changing heartbeat and circulatory demands. The Novacor LVAS was designed primarily for long-term use, and was the only one of four devices to successfully complete stringent testing to standards set by the National
Institutes of Health (NIH) for an implantable LVAS, exceeding the NIH reliability criteria.

The Novacor LVAS is commercially available as a bridge to transplantation in Europe, the United States and Canada. In Europe, it is also available as an alternative to transplantation and to support patients who may have an ability to recover use of their natural heart.

More than 1,200 patients have received the Novacor device, primarily as a bridge to transplantation. The experience in long-term support continues to grow. To date, almost 20 % of Novacor LVAS recipients have been supported for at least six months. Eighty-eight have been supported for more than one year, 20 of whom have lived with the device for more than two years. The longest time of support was more than four years.

A clinical trial is underway in the United States to evaluate long-term use of the device as an alternative to medical therapy. The multi-center INTrEPID trial (Investigation of Non-Transplant-Eligible Patients who are Inotrope Dependent) compares survival rates and quality of life between end-stage heart failure patients who receive the Novacor LVAS and those supported by the best available pharmacological therapies.

The first INTrEPID recipient has surpassed one year of support.

HeartSaver


General

The goal of the Corporation in its development of HeartSaver is to produce, at a cost that is competitive with the costs of alternative treatments, a VAD that is suitable for continuous use outside of the hospital setting and that provides recipients with an enhanced quality of life by allowing freedom of movement and minimal limitations to their normal activities.

Details of the components of HeartSaver are as follows:

HeartSaver System Pump

The blood chamber of HeartSaver is an electrically powered blood pump, the main components of which are: a volume displacement chamber, an energy converter, a hydraulic valve and an internal controller integrated into a single unified device. In addition, the unit has electrical feed throughs for connection to an internal battery and to an internal energy transfer and telemetry coil used in connection with the transcutaneous energy transfer (TET) system and biotelemetry data transfer (Biotelemetry) systems described below. The HeartSaver's pump occupies approximately 530 millilitres (about the size of a large human hand), and is designed for implantation in the chest cavity adjacent to the natural heart where it will be connected to the natural heart and aorta by conduits (cannulae) and anchored to the rib cage.

With HeartSaver, the blood flows from the natural heart's left ventricle into the device's blood chamber. The pumping action is accomplished in HeartSaver by a combination of an energy converter and a passive fill valve alternately filling (with a hydraulic fluid) and then emptying the volume displacement chamber. This pumping action actuates the blood chamber diaphragm which, in turn, pushes the blood out of the device to the rest of the body through the aorta. One-way valves located in the conduits control the direction of the blood flow. The hydraulic fluid housed in the device's volume displacement chamber also serves as a lubricant for, and assists with the dispersal of heat generated by, the energy converter and the internal electronics. HeartSaver's pump is capable of automatically adjusting as the patient's heart rate changes.

The TET System

HeartSaver is remotely powered without wires or cables connected to its power source, by a TET system involving electromagnetic induction between two wire coils, one of which is implanted beneath the skin and tissue and the other of which is placed externally on the skin. The patented TET system is used to transfer electrical energy from an external source through the patient's intact skin and tissue in order to charge the implanted internal backup battery and to directly power the implanted HeartSaver.

The Biotelemetry System

In addition to being remotely powered, HeartSaver can also be remotely monitored and controlled by a Biotelemetry data transfer system. The Biotelemetry system transfers data bi-directionally through intact skin and tissue using infrared transmitter/receiver modules embedded in the TET system's energy transfer coils and associated electronic modules on the internal and external controllers. The Biotelemetry system does not require wires to puncture the patient's protective skin and tissue and can transmit and receive information to and from the implanted HeartSaver, to and from healthcare professionals at another location using standard phone lines or satellite communication systems. Utilizing this capability, it will be possible for the healthcare professional to monitor or control the implanted HeartSaver without the need for the patient to stay in, or travel to, a hospital. This technology was tested in 1999, with information successfully transmitted from a simulated patient in Ottawa, Canada to a monitor in Japan.

Advantages of HeartSaver Over Other VADs

In addition to offering advantages shared with other VADs, HeartSaver is expected to offer several distinct advantages over other VADs used for end-stage heart failure, which the Corporation believes are specific to HeartSaver.

Totally Implantable in the Chest Cavity. HeartSaver is specifically designed and anatomically configured to be fully implantable, on a chronic (long-term) basis, in the chest cavity next to the natural heart and in contact with the lung to ensure atmospheric pressure equalization and heat dissipation. Chest implantation also eliminates the need to perforate the patient's diaphragm, which minimizes the length of connections or conduits between the device and the heart and aorta, thereby reducing (1) the potential risk of kinking in the connections (lowering the risk of blood clotting), (2) hydraulic losses (reducing power requirements), and (3) blood/material surface interaction (reducing the risk of infection and clotting).

No Connections Through Skin and Tissue. The TET and Biotelemetry systems provide communication, control and power supply without perforation of the protective skin and tissue. Currently marketed VADs require abdominal implantation and openings in the skin to access atmospheric pressure, for communication and control, and connections to electrical or pneumatic power sources, each of which can increase the risk of infection and affect the patient's quality of life by restricting movement or activities.

Reduced Size and Weight; Anatomically Compatible Configuration. HeartSaver is a highly integrated and compact design with a volume of approximately 530 ml. In addition, it is uniquely and anatomically configured to be compatible with the configuration of the chest cavity in order to facilitate the implantation procedure and can be anchored to the rib cage, avoiding the adjacent organ compression and migration experienced with abdominally implanted VADs.

Quality of Life. When patients leave the hospital with an implanted HeartSaver, it is expected that they will have an improved quality of life that will allow them to be mobile, to exercise and to perform near-normal work and other life activities. HeartSaver's TET and external batteries provide up to eight hours of power without charging and the internal battery allows for over 60 minutes without the use of the TET or any connection to any external power source.

Cost Savings. Implantation of HeartSaver as a chronic therapy and the limited costs of care and ongoing operation of the system are expected to provide cost savings over other treatment methods, particularly those dependent upon drug therapies, including transplant.

Overview of Clinical Trials

With the acquisition of Novacor, the Corporation also gained access to an established Clinical Affairs Department that has substantial experience and success in conducting formal clinical trials resulting in data collection that meets the needs of the various regulatory agencies that grant approval to market in the major markets of the world. This capability will be leveraged to direct the HeartSaver clinical trial and it is expected that this will result in reduced time in designing and successfully executing the trial.

Novacor LVAS

Novacor LVAS was the first ventricular assist device to provide up to four years of continuous circulatory support. In use since 1984, it is the only electrical system with more than 16 years of clinical experience, and the only technology to successfully complete a NIH sponsored two-year pre-clinical device readiness testing program.

To date, Novacor LVAS has supported:

     o 243 recipients for more than 6 months
     o 88 recipients for more than 1 year
     o 20 recipients for more than 2 years
     o 6 recipients for more than 3 years
     o 2 recipients for more than 4 years

Novacor LVAS has supported more than 1,200 people around the world for as long as 4.2 years, providing many recipients with an active out-of-hospital life. Based on these and other successes, the device is the subject of a U.S. clinical trial evaluating it as destination therapy.

In the United States, Novacor LVAS is available to clinicians for use as a bridge to transplantation. In Europe and elsewhere in the world, the device is used as a bridge to transplantation, an alternative to transplantation and a bridge to recovery.

Currently, Novacor LVAS is undergoing a U.S. multi-center clinical trial to determine if continuous support with the device reduces mortality and improves quality of life in patients with severe end-stage cardiac failure who are not candidates for transplantation. This trial is called "INTrEPID". In a growing number of worldwide centers, WorldHeart technology is helping to advance the clinical viability and economic feasibility of LVAS therapy.

The trial design overview is as follows:

     o A non-randomized, two-arm, controlled clinical trial;
     o Currently a feasibility trial of 20 subjects at 20 centers;
     o Target enrollment is 110 subjects at 20 sites (55 Novacor LVAS, 55 Control);
     o Primary study endpoint: all cause mortality at 6 months; and
     o Secondary   study   endpoints:   cardiac   mortality   at  6  months  and
       health-related quality of life.

HeartSaver

HeartSaver is now in formal pre-clinical trials and is targeted to enter clinical evaluation in the second half of 2001. HeartSaver is intended to meet the clinical requirement for a fully implantable device.

In 1997, an agreement was concluded with The Cleveland Clinic Foundation (the Foundation) under which the Foundation is collaborating with the researchers at the Corporation and CVD and on the pre-clinical trial preparations and program. U.S. News & World Report has ranked the Foundation's Heart Center as the best in cardiology and cardiac surgery programs in the United States. Upon initiation of formal clinical trials, each enrolled site will receive training on the implantation and operation of HeartSaver. In parallel with this activity, senior medical practitioners in the field of cardiovascular medicine, such as cardiologists and cardiac surgeons, have been and will be familiarized with HeartSaver to ensure its wide acceptance within the medical community in the treatment of end-stage heart failure.

Marketing, Training and Distribution Strategy

The Corporation's principal markets are currently North America and Europe. Revenues for each geographic market for 2000 are as follows:

                                                                   Revenue
                                                              ------------------

Canada                                                        $        93,963
United States                                                       2,712,946
Netherlands                                                         1,867,576
                                                              ------------------
                                                              $     4,674,485
                                                              ==================

During the year ended December 31, 2000, revenue included $1,961,539 resulting from sales to Edwards. There were no revenues in prior years.

With the acquisition of Novacor in mid-2000, WorldHeart immediately gained access to most of the key medical centers involved in cardiac transplantation in North America, Europe, Japan and Asia. Novacor LVAS has been implanted in patients in 89 centers in these countries. Outside the United States, Novacor is represented by Edwards, which has an extensive network of direct sales people in addition to distributors in smaller markets and distribution capabilities close to the major international markets.

Additionally, the Oakland, California and Europe-based operations of the former Novacor business have experienced clinical personnel who support active implant centers and are well connected with the leading clinicians. It is WorldHeart's intent to leverage this experience, knowledge and the positive relationships that have been established over the years.

WorldHeart believes that the first step in marketing HeartSaver is to collect and summarize data recorded during the clinical trials and have clinicians present these results at medical and scientific meetings and publish articles with supporting data in the appropriate medical journals. This awareness raises the interest of potential users and provides independent verification of scientific claims and patient outcomes when implanted with HeartSaver.

On  more  than  100  occasions  to  date,  CVD has  published  papers  and  made presentations internationally on HeartSaver and related technologies. The Corporation and CVD continue to maintain an active schedule of attending medical and scientific meetings, where presentations are made and papers presented for peer review. WorldHeart will continue to build on the reputation and international stature established by CVD through linkages to several reputable clinical centers that have expressed interest in participating in the first clinical trials of HeartSaver.

The Corporation currently has a distribution agreement with Edwards, a major provider of medical devices including the premier tissue heart valve in the industry. Edwards' sales personnel call on all major medical centers in the world and currently distribute and support Novacor LVAS manufactured by WorldHeart.

Commercialization

The Corporation intends to apply in late 2001 for Health Canada's approval to commence human clinical trials and, assuming such trials are successful, to apply in 2002 for Health Canada approval to market HeartSaver. Health Canada requirements for clinical trials are expected to include demonstration, in a trial group of Class IV heart failure patients, of HeartSaver's effectiveness in extending the life of recipients, compared to a control group that does not receive HeartSaver, and returning patients to near-normal activities and living conditions. The number of patients enrolled in the trial, and the length of the trial may vary depending on the outcomes of the initial implants. Health Canada has discretionary authority to permit clinical trials in Canada and to grant approval to market in.

Upon initiation and early favourable results of the Canadian trial, a similar trial will be initiated in key centers throughout Europe. This trial will be designed to provide data that can be used to apply for regulatory approval in the European Economic Community, a prerequisite to commercializing the system in these important markets.

Assuming clinical trials in Canada and Europe are satisfactory and all necessary regulatory approvals are obtained, commercial sales in Canada, Europe and other countries are targeted for early 2003. Application for an Investigational Device Exemption (IDE) from the FDA is targeted for the end of 2002 assuming clinical trials in Canada and Europe are satisfactory. The FDA will require an additional clinical trial before approval to market is granted. The Corporation intends to seek Health Canada and European approval before FDA approval, as it believes that this approach is the most timely and cost-effective method of ultimately obtaining FDA approval for the following reasons:

     o The Corporation, CVD and Health Canada are located in Ottawa, Canada. Over the past number of years, Dr. Mussivand, Chairman and Chief Scientific Officer of the

       Corporation, has had extensive discussions with Health Canada concerning the approval of HeartSaver. He is regularly consulted by Health Canada as an expert in medical devices generally and has assisted Health Canada in drafting rules concerning approval of medical devices.

     o The Health Canada approval process may involve a shorter time frame and lower cost than the FDA approval process.

     o Once commercialization occurs in Canada and Europe, the expected cash flow resulting from sales of HeartSaver should offset some of the anticipated costs of the FDA approval process.

The Corporation anticipates that the foregoing approach will provide an opportunity to develop a commercial market track record and cash flow during a part of the period in which U.S. clinical trials are taking place. The Corporation believes that such commercial activity outside the United States will not impair and may, in fact, enhance the timing of its application to the FDA for approval to market in the United States. The Corporation does not believe that approval to market in the United States would be obtained more quickly, even if the U.S. regulatory process were to commence immediately.

Sources and Availability of Raw Materials

To date, the Corporation has not encountered any major difficulty in obtaining quality raw materials or quality subassemblies of raw materials. It is not anticipated that the prices of raw materials will be subject to volatility.

Intellectual Property

To date, two patents have been granted for HeartSaver in the United States and a European patent has been granted covering United Kingdom, France, Germany, Italy, Switzerland and Liechtenstein. Patents for HeartSaver have been applied for in Canada and in Japan. The TET technology incorporated in HeartSaver has been patented in the United States, Canada and the United Kingdom.

Sixteen U.S. patents have been granted for Novacor LVAS and its associated subsystems. A subset of these patents have also been filed and granted in the major European countries, in Canada and in Japan.

The  Corporation  has  registered   HeartSaverVAD(TM)   and   WorldHeart(TM)  as
trademarks in Canada, and has applied to register them in the United States and in several other countries.

Both the Corporation and CVD generally enter into confidentiality or license agreements with its employees, consultants and vendors, and generally controls access to and distribution of information related to its technology or products, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Corporation's products or technology without authorization, or to develop similar technology independently. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain countries, including the United States. Despite the Corporation's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Corporation's products or to obtain and use information that the
Corporation regards as proprietary. Policing unauthorized use of the Corporation's products is difficult. There can be no assurance that the steps taken by the Corporation will prevent misappropriation of its technology or that such agreements will be enforceable. In addition, litigation may be necessary in the future to enforce the Corporation's intellectual property rights, to protect patents licensed to or owned by the corporation, to protect the Corporation's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Corporation's business, operating results and financial condition. For more details, please see Item 8 - "Financial Information - Legal Proceedings."

Product Liability Insurance

The Corporation maintains product liability insurance in the amount of US$10,000,000. Upon the commencement of commercial production of HeartSaver, the Corporation will seek to increase such product liability insurance if necessary. The Corporation intends to extend the scope of its product liability insurance during 2001 to cover clinical trial use, when Health Canada approval is obtained.

Competition

Overview

In addition to competing with other less invasive therapies for heart failure, the Corporation's HeartSaver will compete with VADs being developed and sold by a number of existing and emerging companies. Competition from medical device companies and medical device subsidiaries of healthcare companies is intense and may increase. Many of the Corporation's competitors may have substantially greater financial, technical, manufacturing, distribution and marketing resources than the Corporation. In addition, some of these potential competitors may have significantly greater experience than the Corporation in obtaining regulatory approvals for medical devices.

Early this year, Thoratec Laboratories Corporation (Thoratec) acquired Thermo Cardiosystems Inc. (TCI), one of the leading suppliers of left ventricular assist devices, resulting in a company with a broad line of cardiac assist devices. The combined entity assumed the Thoratec name, Thoratec has two left ventricular assist device models of its HeartMate(R) LVAS that have been approved in the United States for commercial sale for the bridge-to-transplant indication. One is pneumatically driven (the IP LVAS), and one is electrically driven (the VE LVAS). A third LVAS, HeartMate(R) II is undergoing clinical trials in the United States for alternative to transplant and chronic use indications. The HeartMate(R)VE and Novacor LVAS have been approved for commercial sale for bridge-to-transplant indications in the United States and without exception as to indication in Europe. Each of these VADs is implanted in the abdomen and has power leads and/or venting tubes, which perforate the patient's skin and tissue.

Other companies, such as Abiomed, Inc. (Abiomed), Arrow International Inc. (Arrow), and MicroMed Technology, Inc. (MicroMed), have developed VAD products that have received various regulatory approvals. However, to date, the only VADs that have been approved in the United States for commercial sale are, unlike HeartSaver, not totally implantable in the chest or remotely powered, monitored and controlled, and are primarily for acute (short-term) use or for bridge-to-transplant applications. Thoratec's HeartMate(R) VE LVAS and WorldHeart's Novacor LVAS have commenced clinical trials in the United States relating to use of the VAD product as an alternative to medication or transplantation.

Abiomed and Thoratec both have VADs that are not implanted in the body, designed for temporary use. Their pumping/power console is external and attached to the natural heart via connecting tubes running through the patient's skin and tissue. Both are approved by the FDA for in-hospital use only. Thoratec currently has an application pending with the FDA for a portable console driver that would enable recipients to leave the hospital.

The MicroMed device, commonly referred to as the "DeBakey pump", provides non-pulsatile left ventricular assist via a small rotary pump that is implanted near the heart and is powered via wires that perforate the skin, connected to a rechargeable battery pack.

HeartSaver has been designed for total chronic implant in the chest cavity and is expected to offer several competitive advantages including smaller size (volume and weight), anatomical configuration and versatility, total implantability (i.e., ability to be remotely powered, monitored and controlled), ability to enhance patient quality of life, and competitive pricing.

Future Competition

While the Corporation believes that HeartSaver will offer distinct technical and aesthetic advantages over competing VAD products, there can be no assurance that others will not produce a product comparable or superior to HeartSaver. For instance, competitors have been successful in developing energy transfer systems that have the similar performance to the TET system and the Corporation may consider sub-licensing CVD's patented TET system. While the Corporation believes that HeartSaver patients' well being will be significantly enhanced by the TET component over the longer term, it is unlikely to significantly differentiate HeartSaver from competitors' products. Moreover, any product developed by the Corporation that gains regulatory approval will have to compete for market acceptance and market share. An important factor in such competition may be the timing of market introduction of competitive products. Accordingly, the relative speed with which the Corporation can develop HeartSaver, commence and complete its clinical testing, obtain regulatory approvals and commence commercial-scale manufacturing are expected to be important competitive factors.

Pulsatile Versus Non-Pulsatile VADs

Currently, most heart assist devices (including HeartSaver) intended for chronic use are pulsatile, mimicking the natural heart's pumping motion. Non-pulsatile, or continuous blood flow VADs, are under development and have been tested in animals and in human trials as a bridge to transplant or recovery and for chronic use; however, at the present time, the scientific community has varying opinions as to whether or not they will be viable for chronic long-term implantation in humans. Continuous flow VADs, as long-term circulatory devices, are an attractive concept. Such devices would be small, less complex and valveless, have lower energy needs, probably be less costly and overall could be more reliable pumps than pulsatile VADs. However, the natural heart is pulsatile and pulsatility may be a physiological requirement for long-term health. There is lack of long-term clinical data on non-pulsatile pump reliability, and human physiological, immunological and haematological responses. Consequently, the Corporation believes non-pulsatile VADs are not yet and may never be acceptable for long-term use. The Corporation has opted to pursue pulsatile VADs that have proven successful in extending life.

Government Regulation

Overview

Most countries, including the United States, Canada and countries in the European Union, require regulatory approval prior to the commercial distribution of many medical devices. In particular, implanted medical devices generally are subject to rigorous clinical testing as a condition of approval by the FDA and by similar authorities in Canada, in Europe and in other countries. The approval process for HeartSaver, an implantable medical device, will be expensive and time consuming.

There are no detailed, universally acceptable specifications and/or guidelines currently available for artificial hearts. Dr. Mussivand, the Corporation's Chairman and Chief Scientific Officer, has had extensive discussions with Health Canada concerning the approval of HeartSaver. The Corporation believes that it is well positioned to understand, and achieve compliance with, the various regulatory process requirements.

Canadian Regulation

The sale and advertising of medical devices in Canada are governed by the Food and Drugs Act (Canada) pursuant to the Medical Devices Regulations, administered by the Medical Devices Bureau of Health Canada. The current Medical Devices Regulations are undergoing revisions and it may align the Canadian regulatory process with those of Canada's international trading partners. The Corporation believes that international harmonization of the regulatory process will be more likely to accelerate than slow the approval process as it relates to HeartSaver.

HeartSaver will be classified as a Class IV medical device under the Medical Regulations, requiring the Corporation to apply for authorization from the Medical Devices Bureau of Health Canada (MDB) to conduct investigational testing on human subjects in Canada. At the conclusion of the human clinical trials, the Corporation will apply for a medical device license that will allow for general marketing of the device. The Corporation intends to apply late in 2001 for approval of Health Canada to commence human clinical trials and, assuming such trials are successful, to apply in 2002 for Health Canada approval to market. The Corporation expects that its regulatory approval for the marketing of HeartSaver in Canada will be received prior to approval by the FDA of a PMA application in the United States.

United States Regulation

In the United States, the FDA regulates the manufacture, distribution and promotion of medical devices pursuant to the Federal Food, Drug and Cosmetic Act (FDC Act) and the regulations promulgated thereunder. HeartSaver will be regulated as a medical device. To obtain FDA approval to market a medical device such as HeartSaver, the FDA requires, among other information, proof of safety and efficacy obtained as a result of human clinical trials, usually performed under an Investigational Device Exemption (IDE). An IDE application must contain pre-clinical test data (performance and durability, bench and in vivo testing), information on manufacturing processes and procedures, and proposed clinical protocols. When the FDA approves the application, human clinical trials may begin in the United States. Clinical trials in the United States generally take years to complete. The results obtained from these and any other trials, if satisfactory, are accumulated and, together with other information on the device, submitted to the FDA in support of a PMA application. A PMA application must be approved by the FDA before commercial distribution of a device such as HeartSaver is permitted in the United States.

A PMA application must be supported by extensive data, including pre-clinical and human clinical data, to prove the safety and efficacy of the device. By law, the FDA has 180 days to review a PMA application. While the FDA has responded to PMA applications within the allotted time period, reviews more often occur over a significantly protracted period, usually between 12 to 36 months. This is a lengthy and expensive process and there can be no assurance that such FDA approval will be obtained on a timely basis, if at all.

A PMA application, if granted, generally includes significant limitations on the indicated uses for which a product may be marketed. FDA enforcement policy strictly prohibits the promotion of approved medical devices for unapproved uses. To significantly modify the product or the product's labeling or manufacturing, the Corporation would be required to obtain an additional approval from the FDA. In addition, product approvals can be withdrawn for failure to comply with regulatory requirements or the occurrence of unforeseen problems following initial marketing.

HeartSaver is now in the pre-clinical trial stage in Canada. Assuming pre-clinical trials in Canada are satisfactory, the Corporation is targeting to file an application for an IDE with the FDA before the end of 2002. If the IDE is obtained, and the resulting clinical data is satisfactory, the Corporation intends to apply for a PMA.

In addition, any medical device distributed by the Corporation will be subject to pervasive and continuing regulation by the FDA. Products must be manufactured in registered establishments and must be manufactured in accordance with the Quality System Regulation (QSR) (formerly known as Good Manufacturing Practices). Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. Failure to comply with these requirements could result in enforcement action, including seizure, injunction, prosecution, civil penalties, recall and suspension of FDA approval.

Regulatory Requirements in Other Countries

It is also the Corporation's intention to market HeartSaver in European and other countries. The Corporation will therefore be required to meet the applicable media devices standards in each such country. Although harmonization has been under negotiation for some time among various countries, the approval process varies from country to country and approval in one country does not necessarily result in approval in another.

The Corporation intends to apply for various certifications under the applicable International Standards Organization (ISO), a worldwide federation of national bodies, founded in Geneva, Switzerland in 1946. ISO has over 92 member countries, including the United States and Canada. ISO standards are integrated requirements which, when implemented, form the foundation and framework for an effective quality management system. These standards were developed and published by the ISO. ISO certification is widely regarded as essential to enter Western European markets. All companies are required to obtain ISO certification and the "CE" mark in order to market new medical devices in Europe. ISO 13485 certification is the most stringent standard in the ISO series and covers design, production, installation and servicing of products. The Corporation intends  to  apply  for ISO  13485  certification  in  2001.  In  addition,  the
Corporation will be required to receive a "CE" mark certification, an international symbol of quality and compliance, with applicable European medical device directives.

Other Regulatory Requirements

The Corporation and CVD are also subject to various Canadian federal, provincial and local laws and regulations relating to such matters as safe working conditions, laboratory and manufacturing practices and the use, handling and disposal of hazardous or potentially hazardous substances used in connection with the Corporation's and CVD's research and development work. Specifically, the manufacture of biomaterials will be subject to compliance with Canadian federal environmental regulations and those of various provincial and local agencies. Although the Corporation believes that both it and CVD are in compliance with these laws and regulations in all material respects, there can be no assurance that the Corporation will not be required to incur significant cost to comply with environmental laws or regulations in the future.

C. Organizational Structure

The Company has one wholly owned subsidiary, World Heart Inc., a corporation duly incorporated under the laws of the State of Delaware. The preferred shares are owned by Edwards. The preferred shares carry no voting rights except for consent on certain extraordinary corporate events and are not convertible into any other security.

D. Property, Plants and Equipment

Description of Property

As of December 31, 2000, WorldHeart occupied three locations. The Ottawa, Ontario location is comprised of 22,755 square feet of manufacturing and office space with a lease that is being renewed on an annual basis on terms consistent with prior years. There is a satellite office in Ottawa with approximately 4,000 square feet and a lease that expires in April 2003. The third location is in Oakland, California with two buildings and approximately 40,000 square feet of manufacturing and office space. Both leases expire on April 30, 2002.

Under a research agreement between OHIRC and WorldHeart, dated July 10, 1996, OHIRC continues to provide facilities and clinical support for the operation of CVD. The research facilities continue to occupy a significant part of the 90,000-square-foot research wing of OHIRC's cardiovascular healthcare facility located in Ottawa, Ontario.

The Corporation is currently has excess capacity for manufacturing purposes. The Corporation is not aware of any environmental issues.

Item 5. Operating and Financial Review and Prospects

Overview

WorldHeart is a global medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices through operations in Oakland, California, USA and Ottawa, Ontario, Canada. WorldHeart is currently focused on two products, Novacor(R) LVAS (Novacor LVAS) and HeartSaverVAD(TM) (HeartSaver).

The HeartSaver is being developed from licensed artificial heart and related technologies developed by CVD. On July 11, 1996, with an effective date as at April 1, 1996, the Corporation entered into a research agreement with CVD under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to the HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology.

On June 30, 2000, the Corporation, through World Heart Inc., a wholly owned subsidiary of World Heart Corporation, acquired the business, including assets and liabilities of Edwards

Novacor LLC (Novacor) from Edwards Lifesciences LLC (Edwards). The total purchase price of the acquisition was approximately $62.5 million, which included $58.9 million of Series A cumulative participating preferred shares of World Heart Inc. The acquisition was accounted for using the purchase method with World Heart Inc.'s operating results included in the consolidated financial statements from June 30, 2000.

As a result of the acquisition, WorldHeart is now manufacturing and distributing the Novacor LVAS. The Corporation sells this product internationally through Edwards, with the exception of the United States where the Corporation sells directly. With the acquisition of Novacor from Edwards, WorldHeart commenced initial commercial operations following four years as a research and development company.

Significant progress at WorldHeart includes the preparation for long-term in vitro and in vivo trials of HeartSaver, further implants of the Novacor LVAS and the successful integration of the Novacor and WorldHeart operations.

In addition, the Corporation made considerable advancement in its financing activities to ensure that the Corporation has adequate financial resources to pursue its research and commercial development activities at the forecasted pace. In March 2000, the Corporation raised over $15 million as a result of an equity issue and in June 2000, in connection with the acquisition of the business of Novacor, the Corporation issued convertible preferred shares to Edwards for US $20 million.

Results of Operations

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars.

Consolidated revenues and costs of goods sold

                                                 Year ended                        Year ended         Year ended
                                               December 31,         As a %       December 31,       December 31,
                                                       2000     of revenue               1999               1998
                                       --------------------------------------------------------------------------

Revenue                                 $       4,674,485                                   -                  -
                                       ---------------------                    ---------------------------------

Cost of goods sold
       Direct materials and labour             (2,443,610)             52%                  -                  -
       Overhead and other                      (4,825,735)            103%                  -                  -
                                       --------------------------------------------------------------------------
                                               (7,269,345)            155%
                                       --------------------------------------------------------------------------

Gross margin                            $      (2,594,860)                                  -                  -
                                       =====================                    =================================

Revenues for the fiscal year ended December 31, 2000 reflect commercial activities relating to Novacor LVAS for the six-month period from July 1, 2000 to December 31, 2000. As mentioned above, there were no commercial activities prior to the June 30, 2000 acquisition of Novacor. Management anticipates an increase in sales levels in 2001, resulting from ongoing initiatives and an increased number of implants.

The direct materials and labour attributable to the sales in 2000 result in a contribution margin of 48%. The overhead and other costs relating to sales of Novacor LVAS effectively brings the total cost of goods sold to 155% of revenues, resulting in a negative gross margin. However, the overhead charged to the cost of sales in 2000 reflects the operational basis in effect at the time of the acquisition. With the completion of the integration of operations in Ottawa and Oakland, an increased focus on research and development is expected to reduce the indirect overhead allocation with a consequent improvement in the gross margin.

The Corporation reports commercial activities and research activities as operating segments. There have been no revenues or costs of goods sold as a result of research activities since inception in the Corporation. Of the commercial activities, approximately 58% of revenues were generated in the United States with the balance in Europe and Canada.

Consolidated expenses and other items

                                                          Year ended            Year ended          Year ended
                                                        December 31,          December 31,        December 31,
                                                                2000                  1999                1998
                                              -----------------------------------------------------------------

Selling, general and administrative                   $  (6,760,277)        $  (5,629,074)       $ (3,203,625)
Research and development                                (18,395,885)          (13,034,576)         (1,004,038)
Amortization of intangibles                              (7,491,865)               (8,000)             (8,000)
Investment income                                          2,380,983             1,169,961             550,394

Interest expense and foreign exchange                    (2,535,443)                58,948                   -

Recovery of future income taxes                            5,542,960                     -                   -

                                              -----------------------------------------------------------------
Net loss                                                (29,854,387)          (17,442,741)         (3,665,269)
                                              -----------------------------------------------------------------

Selling, general and administrative

Selling, general and administrative expenses consist primarily of personnel costs, professional fees, communications, promotional activities, occupancy costs and other miscellaneous costs associated with meeting multi-jurisdictional regulatory requirements.

The   increase  in  expenses  in  2000  from  1999  is  related   primarily   to
administrative activities in supporting the Novacor LVAS including marketing, finance, and human resource activities.

The general and administrative expenses in 1999 were higher than prior years primarily due to the inclusion of significant expenses relating to the Abiomed litigation. This litigation was a result of a complaint filed against Abiomed by WorldHeart in January 1998. The complaint was based on alleged breach of contract, misappropriation of trade secrets, conversion of trade secrets and patent infringement relating to the Corporation's patented TET technology. Abiomed filed a motion to include a counterclaim alleging that the Corporation misappropriated its trade secrets. Prior to the trial, the Corporation dropped its claim against Abiomed for patent infringement. On February 4, 2000, the trial of this suit concluded with the jury finding in favour of Abiomed.

The Corporation continues to emphasize marketing and promotional activity as the development of HeartSaver continues and as emphasis is placed on increasing the number of implants of Novacor LVAS devices.

Research and development

Research and development expenses increased by 41% from 1999. A significant portion of this increase is a result of the research activities undertaken by World Heart Inc. to further the development of HeartSaver. In addition, the Corporation continued its in vivo tests of HeartSaver and increased the production of systems for the final series of pre-clinical trials expected in the first half of 2001.

The increase in research and development expenses in 1999 from 1998 was a reflection of the development status of HeartSaver. During the year, production of HeartSaver prototypes was transferred from CVD to direct operations of the Corporation. Commencing at that time, total research and development expenses include amounts relating to the development of prototypes.

With respect to the HeartSaver, it is anticipated that the Ottawa Heart Institute, CVD, will direct the conduct of formal pre-clinical and clinical trials under contract with WorldHeart. In addition, CVD will participate in research and development for WorldHeart in developing the next generation of HeartSaver and other products. Research relating to the Novacor LVAS will encompass technical refinements reflecting clinical experience, accelerated enrollment in the current Novacor LVAS United States clinical trial, named INTrEPID, an alternative to medical therapy, and the initiation of a United States clinical trial, named NICE, to evaluate for use in the United States an inflow cannula that is currently used in Novacor LVAS in Europe.

Amortization of intangibles

As a result of the acquisition of Novacor from Edwards for a total purchase price of approximately $62.5 million, the consolidated financial statements reflect a significant increase in intangible assets. The resulting amortization for the six-month period from the acquisition of Novacor to the year-end totaled $7.5 million and is a non-cash item. The intangible assets are amortized on a straight-line basis and will continue to result in significant annual expenses. Goodwill is amortized over its estimated useful life of 3 years. Other intangible assets, consisting of purchased technology, patents, trademarks and other identified rights, are amortized over their legal or estimated useful lives, whichever is shorter, which range from 3 to 5 years.

Investment Income

Investment income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments.

Investment income in 2000 increased 104% over 1999 due to the receipt of net proceeds of over $15 million from an equity issue in March 2000 and the proceeds from the issuance of convertible preferred shares for US $20 million to Edwards in June 2000.

Investment income in 1999 increased 113% over 1998 due to an equity issue in March 1999 that increased cash funds by approximately $26.5 million.

Other expenses

Other expenses include gains and losses on foreign exchange and interest expense on the convertible preferred shares.

The preferred shares are being accounted for in accordance with their substance and are presented in the financial statements as their debt and equity components measured at their respective fair values at the time of issue. The debt components have been calculated as the present value of the interest payments discounted at 12%, approximating the interest rate that would have been applicable to non-convertible debt at the time the preferred shares were issued. Interest expense is determined on the debt components as the amount necessary to increase the debt component to its face amount at maturity. Total interest expense was approximately $3 million for the six-month period from the acquisition of Novacor to year-end.

Recovery of future income taxes

The Corporation has recognized a $5.5 million tax recovery on the losses incurred in the United States. This loss is calculated at 41.05% of the net loss of World Heart Inc.

Capital Expenditures

                                         Year ended                   Year ended                Year ended
                                       December 31,                 December 31,              December 31,
                                               2000                         1999                      1998

Capital expenditures                       $902,398                     $246,620                  $123,445
                                --------------------         --------------------       -------------------

Capital expenditures increased in 2000 reflecting the progress of the Corporation toward full commercialization. Expenditures during the year were primarily for office equipment, computer and systems equipment and manufacturing equipment.

No significant or unusual capital expenditures were made during 1999 or 1998. Capital expenditures during 1999, for the most part, related to leasehold improvements and the acquisition of computer equipment for new employees.

At December 31, 2000, WorldHeart occupied three locations. The Ottawa location comprises 22,755 square feet of manufacturing and office space with a lease that is being renewed on an annual basis on terms consistent with prior years. There is a satellite office in Ottawa with approximately 4,000 square feet and a lease that expires in April 2003. The third location is in Oakland with two buildings and approximately 40,000 square feet of manufacturing and office space. These leases expire on April 30, 2002.

Employees

The Corporation is committed to employing qualified personnel with appropriate expertise in its research and development and its business operations. At December 31, 2000, the Corporation employed 205 full-time staff and consultants.

In addition to these staff members, there are approximately 70 clinical and professional staff and volunteers, affiliated with the Ottawa Heart Institute, involved in delivering the HeartSaver project.

Market Risk

The following summarizes the Corporation's investment instruments entered into for other than trading purposes at December 31, 2000.

                                               Total                  Maturity Dates
Cash equivalents
Short-term asset backed notes              $18,566,191     January 5, 2001 to March 1, 2001
Corporate securities                         2,511,981     January 11, 2001

Short-term investments
Short-term asset backed notes              $11,796,841     January 10, 2001 to March 5, 2001
Corporate securities                        10,899,836     January 16, 2001 to February 6, 2001

Market risk is mitigated by close adherence to an established investment policy, which has been approved by the Board of Directors. The policy sets conservative criteria with respect to liquidity and counter-party diversification. The Corporation is not significantly exposed to capital risk as the portfolio consists of high quality instruments that are short term in nature and are well diversified. There exists modest income exposure to a decline in interest rates. This is not significant due to the short terms to maturity of the instruments held.

Liquidity and Capital Resources

Since inception, the Corporation has financed its operations largely through public and private issues of its common shares. New equity funding in 2000 resulted in issuing 850,000 common shares for net proceeds of $15 million and as part of the Novacor acquisition, the Corporation issued convertible preferred shares for US $20 million. The preferred shares are convertible at US $14.55 into 1,374,570 common shares, plus additional common shares for the accumulated but unpaid dividends to the date of conversion. Also during 2000, 12,282 shares were issued for $116,147 upon the exercise of stock options issued under the Employee Stock Option Plan (ESOP). Additionally, common shares were issued for $765,054 to underwriters of previous equity issues who exercised a portion of their compensation warrants.

At December 31, 2000, the Corporation had working capital of $51 million (1999 - $23.6 million). The Corporation had cash, cash equivalents and short-term investments of $46.5 million (1999 - $25 million) of which $226,316 (1999 - $377,247) have been pledged as collateral for the capital lease arrangement. The increase in these amounts is attributable to the equity issues of common and preferred shares during the year. The Corporation has budgeted approximately $36 million in cash expenditures for 2001.

Additional financing will be required prior to full commercialization of HeartSaver. The Corporation has no current arrangement with respect to sources of additional financing, and there can be no assurance that additional financing will be available to the Corporation when needed, on commercially reasonable terms, or at all. In addition, any incremental equity financing may involve substantial dilution to the Corporation's then existing shareholders.

Other Factors

WorldHeart's   business  and  future  depends  on  the  commercial   success  of
HeartSaver. This success is expected to be assisted by the successful performance of Novacor LVAS. Both devices provide pulsatile blood flow and HeartSaver is designed to be fully implantable in the chest cavity. Pulsatile VADs, using pumps that are either externally placed, or abdominally implanted, have been demonstrated to be effective in supporting the blood circulation of patients with failing hearts. Although Novacor LVAS has been successfully implanted in more than 1,200 patients, there can be no assurance that HeartSaver will also prove safe and effective until successful clinical trials have been completed.

Pulsatile VADs

WorldHeart has several competitors with commercially approved pulsatile VADs having pumps that are externally located or abdominally implanted. The devices developed by the

Corporation's competitors are now primarily used as bridges to transplant. Some of the Corporation's existing known competitors have significantly greater financial, production and marketing resources than the Corporation. WorldHeart believes HeartSaver is the only pulsatile device that is currently at an advanced stage of development and that is fully implantable in the chest cavity.

Non-pulsatile VADs

Research and development is proceeding in several centers for non-pulsatile continuous flow assist devices. Some of these devices are currently being tested in humans. It has not been determined whether these non-pulsatile devices will be acceptable for long-term use. If proven safe and effective, and subject to regulatory approval, non-pulsatile assist devices approved for long-term use could have an adverse effect on the market for WorldHeart's devices.

Clinical Trials for HeartSaver

It is management's plan to conduct pre-clinical and initiate Canadian clinical trials of HeartSaver in 2001. There can be no assurance that the pre-clinical trials will be successful or that regulatory approval will be received in order to commence clinical trials during 2001 for HeartSaver.

Commercial Sales of Novacor LVAS

As noted above, sales of Novacor LVAS contribute approximately 48% of revenue to overheads and other indirect costs of producing the Novacor product. However, at current volumes total costs of production exceed total revenues. To the extent that the Corporation falls short of meeting sales forecast, there could be an adverse effect on the overhead absorption from sales and on the Corporation's net cash consumption.

Outlook

The Corporation expects to incur further losses from operations at least until 2003 as it progresses into the clinical phase of its research and development programs. In addition, increased marketing and manufacturing expenses will result as WorldHeart transitions itself from a research and development company to a commercially viable medical device manufacturing company. These increases will be potentially offset by increased interest income as well as revenue generated from Novacor LVAS sales and initial sales of HeartSaver after it receives regulatory approval in individual countries.

Accounting Policies

Significant differences between GAAP in Canada and the United States are presented in Note 19 to the consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A) Directors and Senior Management

The following table sets forth the name and municipality of residence, the position held with the Corporation and the principal business activities outside the Corporation of each director and each member of senior management:

  Name and Municipality of Residence         Director Since           Position with the Corporation (other than
                                                                         director) and Principal Occupation
Dr. Donald S. Beanlands (1)(2)            October 29, 1996         Physician, Deputy Director General of Ottawa
Ottawa, Ontario                                                    Heart Institute since 1989, and
                                                                   President of OHIRC since October 1996.

Roderick M. Bryden (1)(3)                 April 1, 1996            President and Chief Executive Officer of the
Ottawa, Ontario                                                    Corporation from January 2000,

                                                                   Chairman of SC Stormont Corporation, a
                                                                   financial advisory company, since 1991,
                                                                   Chairman and Governor and majority
                                                                   owner of the National Hockey League's
                                                                   Ottawa Senators,

                                                                   Chairman of Palladium Corporation,
                                                                   which owns the Corel Center, a multi-
                                                                   purpose sports and entertainment facility
                                                                   in Ottawa, Ontario, and

                                                                   Board member of E-Cruiter.com Inc.,
                                                                   The Ottawa Partnership, Rebel.com and
                                                                   Gallium Software.

  Name and Municipality of Residence         Director Since           Position with the Corporation (other than
                                                                         director) and Principal Occupation
Robert (Bob) Griffin                      Not applicable           Vice President, Manufacturing of the
Toronto, Ontario                                                   Corporation since November 2000,

                                                                   Vice President, Manufacturing for
                                                                   Visible Genetics Inc., a bio-technology
                                                                   company, from 1998 to November 2000,
                                                                   and

                                                                   Private management consultant from
                                                                   1996 to 1998.

Douglas Hillier                           Not applicable           Senior Vice President, Marketing of the
San Francisco, California                                          Corporation since July 2000, and

                                                                   President of Novacor Division of Baxter
                                                                   Healthcare from April 1999 to June
                                                                   2000.

Jal Jassawalla                            Not applicable           Senior Vice President, Research and
Orinda, California                                                 Development of the Corporation since
                                                                   June 2000,

                                                                   Founded Novacor Medical Corporation,
                                                                   and

                                                                   Vice President of Research and
                                                                   Development, at Baxter Healthcare
                                                                   Corporation's Novacor Division from 1988
                                                                   to June 2000.

Daniela Kennedy                           Not applicable           Vice President, Corporate Services of
Ottawa, Ontario                                                    the Corporation since 1998,

                                                                   Vice President Management Services
                                                                   from 1992 to 1996 and,

                                                                   Vice President Corporate Information
                                                                   Systems from 1996 to 1998 for SHL
                                                                   Systemhouse.

  Name and Municipality of Residence         Director Since           Position with the Corporation (other than
                                                                         director) and Principal Occupation
Dr. Richard L. Lesher (2)                 October 29, 1996         Director of e-Lynxx Corporation, a print
Chambersburg, Pennsylvania                                         procurement expert,

                                                                   Director of International Marketing Inc.,
                                                                   producer of an automotive after market
                                                                   product,

                                                                   Director of G & L Realty Corp., a REIT,
                                                                   trading on the NYSE, and

                                                                   Director of AIT Corporation, an
                                                                   information technology company.

Ian W. Malone                             April 1, 1996            Vice President, Finance and Chief
Ottawa, Ontario                                                    Financial Officer of the Corporation
                                                                   since April 1, 1996,

                                                                   Secretary of the Corporation from April
                                                                   1, 1996 to January 11, 1999 and since
                                                                   February 22, 2000,

                                                                   Senior Vice President of SC Stormont
                                                                   Corporation, since 1992.

Michael Mussallem(3)(4)                   July 25, 2000            Chairman of the Board and Chief Executive
Newport Beach, California                                          Officer of Edwards Lifesciences Corporation
                                                                   (Edwards Lifesciences) since 2000 and President
                                                                   of Edwards Lifesciences LLC.

                                                                   Group Vice President of CardioVascular
                                                                   Business of Baxter International Inc.
                                                                   (Baxter) from 1994 to 2000,

                                                                   Group Vice President of
                                                                   Biopharmaceutical Business of Baxter
                                                                   from 1998 to 2000, and

                                                                   Chairman of Baxter's Asia Pacific Board
                                                                   from 1996 to 1998.

  Name and Municipality of Residence         Director Since           Position with the Corporation (other than
                                                                         director) and Principal Occupation
Dr. Tofy Mussivand (1)                    May 23, 1996             Chairman and Chief Scientific Officer of the
Navan, Ontario                                                     Corporation since January 2000,
                                                                   Director of Cardiovascular Devices
                                                                   Division of OHIRC, and

                                                                   Principal Investigator of the
                                                                   HeartSaverVAD(TM) and related
                                                                   technologies for OHIRC, since 1991.

C. Ian Ross (2)                           February 22, 2000        Chairman, Working Ventures Canadian
Collingwood, Ontario                                               Fund Inc. since April 1999,

                                                                   Senior Director, Administration, Richard
                                                                   Ivey School of Business, University of
                                                                   Western Ontario since July 1999,

                                                                   Managing Partner, Killdeer
                                                                   Management, since October 1990,

                                                                   Director of Comcare Health Services
                                                                   since February 1999, and

                                                                   Director of Praeda Management Systems
                                                                   Inc. since February 1999.

Linda Reed Strauss                        Not applicable           Vice President, Quality and Regulatory Affairs
Oakland, California                                                since June 2000, and

                                                                   Vice President, at Baxter Healthcare
                                                                   Corporation's Novacor Division from 1988
                                                                   to June 2000.

(1) Pursuant to an agreement among the Corporation, OHIRC, Mr. Bryden and Dr. Mussivand and Dr. Michael C. J. Cowpland, as shareholders, such shareholders have agreed to exercise their voting rights to elect two nominees of OHIRC as directors of the Corporation. Dr. Beanlands and Dr. Mussivand are OHIRC's current nominees. Pursuant to this agreement, these shareholders have also agreed to exercise their voting rights to elect Mr. Bryden and Mr. Mussallem as directors of the Corporation, and, if Dr. Mussivand is not one of the OHIRC's nominees, to elect Dr. Mussivand as a director of the Corporation.

(2)  Member of the Audit Committee and the Compensation Committee.

(3)  Pursuant  to  an  agreement  among  the   Corporation,   Edwards,   Edwards
     Lifesciences (U.S.) Inc., Mr. Bryden, Dr. Mussivand and OHIRC, the Corporation is required to have not more than eight directors, of whom one shall be the Chief Executive Officer of Edwards.

(4)  Member of the Compensation Committee.


B. Compensation

The  following  table  sets  forth  the  summary   information   concerning  the
compensation paid or earned during the years ended December 31, 2000, 1999 and 1998 for each director and each member of senior management of the Corporation.

                                                    Annual compensation                   Long term
                                                                                          compensation
                                                                                          Common shares
           Name             Year           Salary        Bonus     Other annual           under options       All other
                                                                   compensation           granted (#)     compensation

Dr. Donald Beanlands        2000                -            -           $6,500                    -                -

                            1999                -            -                -             7,000(1)                -
----------------------------------------------------------------------------------------------------------------------
Roderick M. Bryden(2)       2000         $250,000      $80,000          $40,430                1,672      $187,748(3)

                            1999         $250,000      $50,000          $39,253            36,341(4)         $224,324
----------------------------------------------------------------------------------------------------------------------
Robert (Bob) Griffin(5)     2000          $13,500            -                -               30,196                -
----------------------------------------------------------------------------------------------------------------------
Douglas Hillier(6)          2000       US$150,000    US$20,000                -               20,000     US$21,750(7)
----------------------------------------------------------------------------------------------------------------------
Jal Jassawalla(8)           2000        US$96,000    US$35,000                -               54,000                -
----------------------------------------------------------------------------------------------------------------------
Daniela Kennedy             2000         $114,500      $24,000                -                1,672                -

                            1999         $112,200      $15,000                -            17,847(9)                -
----------------------------------------------------------------------------------------------------------------------
Dr. Richard Lesher          2000                -            -           $6,500                    -                -

                            1999                -            -                -             8,000(1)                -
----------------------------------------------------------------------------------------------------------------------
Ian W. Malone               2000         $163,700      $50,000          $21,467                1,672                -

                            1999         $160,500      $37,500          $20,433           19,071(10)                -
----------------------------------------------------------------------------------------------------------------------
Michael Mussallem           2000                -            -                -           10,500(11)                -
----------------------------------------------------------------------------------------------------------------------
Dr. Tofy Mussivand(12)      2000         $250,000      $80,000          $40,430                1,672      $27,727(13)

                            1999         $250,000      $50,000          $39,253           36,341(14)          $27,727
----------------------------------------------------------------------------------------------------------------------
C. Ian Ross(15)             2000                -            -           $7,250               11,500                -
----------------------------------------------------------------------------------------------------------------------
Linda Reed Strauss(16)      2000      US$64,700    US$12,750                -               10,800                -
----------------------------------------------------------------------------------------------------------------------

(1) Dr. Beanlands and Dr. Lesher received 4,000 options on December 21,1999 for services being provided in 2000.

(2) Mr. Bryden's services have been provided to the Corporation since April 1, 1996, by SC Stormont Corporation, a corporation controlled by Mr. Bryden. Mr. Bryden is also entitled to receive options under the Employee Stock Option Plan and is eligible for performance bonuses during the term of the Service Agreement between the Corporation and SC Stormont Corporation.

(3) During 2000, the Corporation paid insurance premiums of $171,548 relating to $10 million of life insurance coverage and premiums of $16,200 relating to $10 million of personal accident insurance, of which certain named family members of Mr. Bryden are the beneficiaries.

(4) Of the options granted to Mr. Bryden in 1999, 20,000 of these options were for services being provided in 2000. In 2001, 4,000 of these options were cancelled.

(5)   Mr. Griffin became an officer of the Corporation on November 1, 2000.

(6)   Mr. Hillier become an officer of the Corporation on July 1, 2000.

(7)   During  2000,  the  Corporation   paid  US  $21,750   relating  to  living
      accommodations for Mr. Hillier.

(8)   Mr. Jassawalla became an officer of the Corporation on June 30, 2000.

(9) Of the options granted to Ms. Kennedy in 2000, 10,000 of these options were for services being provided in 2000. In 2001, 2,000 of these options were cancelled.

(10) Of the options granted to Mr. Malone in 1999, the vesting of 10,000 of these options was for services being provided in 2000.

(11) Options granted to Mr. Mussallem in 2000 were subsequently cancelled in 2001, at the request of Edwards.

(12) Dr. Mussivand's services have been provided to the Corporation since June 1, 1996, by T. Mussivand Professional Services Corporation, a corporation controlled by Dr. Mussivand. Dr. Mussivand is also entitled to receive options under the ESOP and is eligible for performance bonuses during the term of the Service Agreement between the Corporation and T. Mussivand Professional Services Corporation.

(13) During 2000, the Corporation paid insurance premiums of $27,727 relating to $3 million of life insurance coverage, of which certain named family members of Dr. Mussivand are the beneficiaries.

(14) Of the options granted to Dr. Mussivand in 1999, 20,000 of these options were for services being provided in 2000. In 2001, 4,000 of these options were cancelled.

(15)  Mr. Ross became a director of the Corporation on February 22, 2000.

(16) Ms. Strauss became a member of the senior management of the Corporation on June 30, 2000.

The Corporation does not provide pension, retirement or any other similar benefit for directors or officers.

C. Board Practices

The Articles of Incorporation of the Corporation provide for a Board of Directors of not less than one and not more than ten directors, to be elected annually. All directors hold office until the next annual meeting of the shareholders or until their successor is elected or appointed, unless earlier vacated.

Under laws of the Province of Ontario, a majority of the directors of the Corporation must be resident Canadians. A resident Canadian is defined, generally, to be an individual who is: (i) a Canadian citizen ordinarily resident in Canada; (ii) a Canadian citizen not ordinarily resident in Canada who is a member of a prescribed class of persons; or (iii) a permanent resident within the meaning of the Immigration Act (Canada), and ordinarily resident in Canada. Six of the seven current directors of the Corporation are resident Canadians.

Roderick M. Bryden and Ian W. Malone are engaged full time in the affairs of the Corporation and have each held their indicated offices since April 1, 1996. Dr. Tofy Mussivand is also engaged full time in the affairs of the Corporation and has held his indicated offices since June 1, 1996.

The Compensation Committee reviews and makes recommendations to the Board of Directors with respect to compensation for employees of the Corporation and remuneration of directors of the Corporation and administers the ESOP. The Compensation Committee is composed of the following individuals: Richard Lesher, Michael Mussallem, C. Ian Ross and Donald Beanlands.

The Audit Committee is composed of Richard Lesher, C. Ian Ross, and Donald Beanlands. The Audit Committee reviews and makes recommendations to the Board of Directors with respect to the financial affairs of the Corporation.

D. Employees

At December 31, 2000, the Corporation employed 205 full-time staff and consultants. Of these employees, 107 were employed in Ottawa and the balance in Oakland. Approximately 75% of the employees are involved with research, development and manufacturing.

In addition to these staff members, there are approximately 70 clinical and professional staff and volunteers affiliated with the Ottawa Heart Institute involved in the HeartSaver project.

The Corporation currently maintains compensation, benefits, equity participation and work environment policies intended to assist in attracting and retaining qualified personnel.

The Corporation believes that the success of its business will depend, to a significant extent, on its ability to attract and retain such personnel. There is a well-developed high technology industry in the region in which the Corporation conducts its business and in which CVD conducts its research and development. The Corporation has access to a highly skilled labour pool.

None of the  Corporation's  employees  are  subject to a  collective  bargaining
agreement  nor  has  the  Corporation   experienced  any  work  stoppages.   The
Corporation believes that its relations with its employees are good.

E. Share Ownership

The following table sets forth the summary information concerning share ownership and options to purchase common shares of the Corporation held as of April 30, 2001 for the directors and senior management of the Corporation.

                                     Common shares                             Options
                             -----------------------------    --------------------------------------
            Name             Number held   Percentage held    Grants  Exercise price Expiration date
----------------------------------------------------------------------------------------------------
Dr. Donald S. Beanlands          n/a             < 1%          1,500       $6.80     March 2002 - December 2002
                                                               2,000      $12.00     March 2003 - December 2003
                                                               1,000      $16.70     June 2003 - December 2003
                                                               5,172      $12.65     December 2003 - December 2008
                                                               8,000      $10.65     March 2005 - December 2005
                                                                 347      $10.65     January 2006 - January 2008
                                                              ------
                                                              18,019
                                                              ======

Roderick M. Bryden            2,889,731         19.10%        26,500       $6.80     December 2001 - February 2007
                                                                 811       $9.25     July 2003 - July 2007
                                                              13,125      $12.00     January 2004 - January 2008
                                                              18,964      $12.65     December 2004 - December 2008
                                                               1,672      $17.00     January 2006
                                                              25,000      $10.65     January 2006 - January 2008
                                                                 500      $10.65     February 2003
                                                              ------
                                                              86,572
                                                              ======

Robert Griffin                   n/a             < 1%            196      $11.65     November 2005 - November 2009

                                     Common shares                             Options
                             -----------------------------    --------------------------------------
            Name             Number held   Percentage held    Grants  Exercise price Expiration date
----------------------------------------------------------------------------------------------------

                                                              30,000      $10.50     November 2005 - November 2007
                                                               5,000      $10.65     January 2006 - January 2008
                                                              ------
                                                              35,196
                                                              ======

Douglas Hillier                  n/a             < 1%         10,000      $17.00     December 31, 2005
                                                              10,000      $17.00     December 31, 2006
                                                              ------
                                                              20,000
                                                              ======

Jal Jassawalla                   n/a             < 1%         54,000      $17.00     June 2005 - June 2007
                                                              34,000     US $7.10    January 2006 - January 2008
                                                              ------
                                                              88,000
                                                              ======

Daniela Kennedy                  n/a             < 1%         15,000       $6.80     December 2002 - February 2006
                                                               1,592       $9.25     July 2003 - July 2007
                                                               6,403      $12.00     January 2004 - January 2008
                                                               9,357      $12.65     December 2004 - December 2008
                                                               1,672      $17.00     January 2006
                                                              15,000      $10.65     January 2006 - January 2008
                                                                 500      $10.65     February 2003
                                                              ------
                                                              49,524
                                                              ======

Dr. Richard L. Lesher            n/a             < 1%          9,000       $6.80     December 2001 - December 2005
                                                               4,000      $12.00     March 2003 - December 2003
                                                               4,000      $12.65     March 2004 - December 2004
                                                               8,000      $10.65     March 2005 - December 2005
                                                              ------
                                                              25,000
                                                              ======

Ian W. Malone                    n/a             < 1%         18,500       $6.80     December 2001 - February 2007
                                                               2,432       $9.25     July 2003 - July 2007
                                                               7,006      $12.00     January 2004 - January 2008
                                                              11,941      $12.65     December 2004 - December 2008
                                                               1,672      $17.00     January 2006
                                                              20,000      $10.65     January 2006 - January 2008
                                                                 500      $10.65     February 2003
                                                              ------
                                                              62,051
                                                              ======

Michael Mussallem                n/a             < 1%              -      n/a        n/a

                                     Common shares                             Options
                             -----------------------------    --------------------------------------
            Name             Number held   Percentage held    Grants  Exercise price Expiration date
----------------------------------------------------------------------------------------------------

Dr. Tofy Mussivand             631,000          4.20%           30,000     $6.80     December 2001 - February 2007
                                                                 3,243     $9.25     July 2003 - July 2007
                                                                13,125    $12.00     January 2004 - January 2008
                                                                18,964    $12.65     December 2004 - December 2008
                                                                 1,672    $17.00     January 2006
                                                                25,000    $10.65     January 2006 - January 2008
                                                                 1,000    $10.65     February 2003
                                                                ------
                                                                93,004
                                                                ======

C. Ian Ross                      n/a             < 1%           11,500    $20.50     March 2004 - February 2009
                                                                 8,000    $10.65     March 2005 - December 2005
                                                                ------
                                                                19,500
                                                                ======

Linda Reed Strauss               n/a             < 1%           10,800    $17.00     June 2005 - June 2007
                                                                 5,200   US $7.10    January 2006 - January 2008
                                                                ------
                                                                16,000
                                                                ======

Options to Purchase Securities from Registrant

The Corporation adopted an ESOP on December 6, 1996 and amended and restated the ESOP on March 6, 1997, on October 27, 1997, on October 27, 1998 on February 23, 1999, and again on May 15, 2000. The ESOP is intended to encourage ownership in the Corporation's common shares by full time employees, senior officers and directors of the Corporation. The ESOP is administered by the Compensation Committee of the Board of Directors of the Corporation. The maximum number of common shares that may be reserved and set aside under options to eligible persons pursuant to the ESOP is 1,450,000 common shares. Currently, the maximum number of common shares at any time available for issuance under the ESOP or pursuant to other outstanding options to any one person may not exceed 2% of the common shares then issued and outstanding. Pursuant to the ESOP, the option exercise price for all options is determined by the Compensation Committee based on fair market value at the date of grant. The options will vest in equal amounts over varying terms, ranging from three to five-year periods, from the date of grant and must be exercised within a four-year period from each date of vesting.

(a) The following table sets forth information as to all options to purchase common shares of the Corporation, which are outstanding as of December 31, 2000:

  Year of Grant          # of Options           Weighted Average           Expiry Dates
                       Outstanding as at        Exercise Price
                       December 31, 2000
      1996                   37,800                  $ 6.80                 Dec. 2001 - Dec. 2005

      1997                   36,500                  $ 6.80                 Oct. 2002 - Dec. 2006

      1998                  133,178                  $ 8.63                 Jan. 2003 - Oct. 2007

      1999                  247,856                  $12.63                 Mar. 2003 - Dec. 2008

      2000                  364,772                  $17.19                 Feb. 2003 - Dec. 2009
                     -----------------        ---------------

      Total                 820,106                  $13.18
                     =================        ===============

Item 7. Major Shareholders and Related Party by Transactions

A. Major Shareholders

The following tables set forth, as at April 30, 2001, to the best of the Corporation's knowledge, information with respect to any person that is the beneficial owner of more than 5% of the voting securities and the total amount of voting securities owned by the directors and officers as a group.

    Title of class         Identity of person or group          Amount owned             Percentage of class
------------------------ -------------------------------- -------------------------- -----------------------------
Common shares            Roderick M. Bryden                       2,889,731                     19.1%

Common shares            Ottawa Heart Institute                   1,370,000                      9.1%
                         Research Corp.

Common shares            Directors and officers as a              3,662,731                     24.2%
                         group

During 2000, Dr. Michael C.J. Cowpland disposed of a significant number of his shares. Currently, Dr. Cowpland owns less than 5% of the shares of the Corporation from 8.6% in 1999. There have been no other significant changes in the percentage ownership held by any major shareholder during the past three years.

All shareholders have the same voting rights.

As at April 23, 2001, 2000 there were 4,250,383 (28.18%) shares held by those with addresses in the host country, United States. The balance of the shares are held in Canada.

To the best of the Corporation's knowledge, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government or any foreign Government.

The Corporation does not know of any arrangements, the operation of which may at a subsequent date result in a change in its control.

B. Related Party Transactions

CVD is considered a related party by virtue of the fact that the Chairman and Chief Scientific Officer of the Corporation is also the Director of CVD.

The following related party amounts are included in amounts receivable and accounts payable and accrued liabilities:

                                                  2000                   1999                  1998
                                             -----------------------------------------------------------
Due from CVD                                 $  188,276             $  175,454           $  164,107
                                          ================       ================      =================

Due to CVD                                   $  443,089             $  218,510           $  491,770
                                          ================       ================      =================

During the year ended December 31, 2000, the Corporation paid $1,000,000 (1999 - $7,600,000, 1998 - $400,000) for research and development fees to CVD under the Research Agreement entered into by the two organizations. In addition, the Corporation paid $150,000 (1999 - $150,000, 1998 - $225,000) to CVD relating to the research chair under the Research Agreement.

Also during the year 2000, the Corporation incurred salary expense of $670,271 (1999 - $2,509,055, 1998 - $3,294,295) relating to employees that have been seconded by the Corporation to CVD. These funds were reimbursed by CVD to the Corporation.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Included in Item 18 are the audited consolidated financial statements for the fiscal year ended December 31, 2000. These include the Corporation's balance sheets as at December 31, 2000 and 1999, and the statements of loss, shareholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998 accompanied by the Auditors' Report thereon.

The Corporation was audited using Canadian and U.S. generally accepted auditing standards (GAAS).

The Corporation had export sales of approximately $1.8 million, 40% of total revenues to Europe. In addition, 58% of sales were to the United States.

Legal Proceedings

The Corporation filed a complaint against Abiomed in the Federal District Court for the District of Delaware on January 20, 1998. The complaint was based on alleged breach of contract, misappropriation of trade secrets, conversion of trade secrets and patent infringement relating to the Corporation's patented TET technology. Abiomed filed a motion to include a counterclaim alleging that the Corporation misappropriated its trade secrets. Prior to the trial, the Corporation dropped its claim against Abiomed for patent infringement. On February 4, 2000, the trial of this suit concluded with the jury finding in favour of Abiomed. The Corporation does not plan to take any further action at this time.

The effect of the decision is to determine that Abiomed's transcutaneous energy transfer system does not incorporate or rely upon trade secrets belonging to the Corporation. The decision does not affect the Corporation's ownership of its TET technology.

Dividend Distribution

The Corporation has not distributed any dividends since its inception.

B. Significant Changes

No significant changes have occurred since the date of annual consolidated financial statements included in this document.

Item 9. The Offer and Listing

A.  Offer and Listing Details

A. 4 Price History of the Stock

The following are the high and low sales prices of the common shares on the Nasdaq SmallCap Market and Nasdaq National Market, as furnished by Nasdaq, and on the Canadian Dealing Network (CDN) and the Toronto Stock Exchange (TSE) as provided by the TSE since 1996:

                                           NASDAQ                         CDN / TSE
                                   High              Low             High            Low
------------------------------ ---------------- ---------------- --------------- ---------------
By year:
1996 (Dec. 13 - 31)                 US $5.25         US $4.75           $7.00           $6.40
1997                                US $5.97         US $2.88           $8.40           $4.25
1998                                US $9.63         US $3.50          $14.90           $5.20
1999                               US $16.31         US $7.50          $26.00          $12.00
2000                               US $16.88         US $5.50          $23.25           $8.00

By quarter:
First quarter 1999                 US $16.31         US $7.50          $26.00          $12.00
Second quarter 1999                US $14.25         US $9.75          $21.30          $14.30
Third quarter 1999                 US $12.75         US $8.13          $19.00          $12.25
Fourth quarter 1999                US $10.69         US $8.00          $15.75          $11.75
First quarter 2000                 US $16.88         US $9.13          $23.25          $13.70
Second quarter 2000                US $13.69         US $9.75          $20.25          $13.25
Third quarter 2000                 US $11.00         US $9.00          $16.75          $13.80
Fourth quarter 2000                 US $9.65         US $5.50          $15.45           $8.00

By month:
April 2001                          US $5.97         US $4.87           $9.35           $7.45
March 2001                          US $6.81         US $3.81          $10.50           $6.00
February 2001                       US $8.00         US $5.81          $12.00           $8.75

                                           NASDAQ                         CDN / TSE
                                   High              Low             High            Low
------------------------------ ---------------- ---------------- --------------- ---------------
January 2001                        US $9.00         US $6.13          $13.60           $9.20
December 2000                       US $7.00         US$ 5.50          $10.50           $8.00
November 2000                       US $8.13         US $6.13          $12.75           $9.25


B.  Plan of Distribution

Not applicable.

C.  Markets

The Corporation's  shares trade on the Nasdaq National Market (WHRT) and the TSE
(WHT).

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Incorporated by reference. See Form F-1 Registration Statement under the Securities Act of 1933, as filed with the Securities and Exchange Commission on October 8, 1996.

C. Material Contracts

The Corporation has entered into a distribution agreement with Edwards whereby Edwards will be the sole distributor, except for in the United States, of the Corporation's heart assist and heart replacement products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart is committed to paying a minimum of US $2 million annually to Edwards in guaranteed gross margin on sales. The Corporation has also entered into a supply agreement with Edwards whereby Edwards will be the sole supplier of certain components to the heart assist and heart replacement products of the Corporation for a period of five years.

The Corporation has not entered into any other material contracts, other than contracts entered into in the normal course of business, for the two years immediately preceding this document.

D. Exchange Controls

There is no law or Governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements (see Taxation below).

There is no limitation imposed by Canadian law or by the Articles of Incorporation of WorldHeart on the right of non-resident or foreign owners to hold or vote the common shares, other than as provided in the Investment Canada Act (Canada) (the Investment Act). The Investment Act requires certain "non-Canadian" individuals, Governments, corporations or other entities who wish to acquire a "Canadian business" (as defined in the Investment Act) to file either a notification or an application for review with the Director of Investments, Department of Industry, Government of Canada. The Investment Act requires that certain acquisitions of control of a Canadian business by a "non-Canadian" must be reviewed and approved in advance by the Minister responsible for the Investment Act on the basis that the Minister is satisfied that the acquisition is likely to be beneficial to Canada. The Investment Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered as constituting an acquisition of control.

E. Taxation

General

The following is a summary of certain Canadian federal income and U.S. federal income tax matters that may be relevant with respect to the acquisition, ownership and disposition of common shares.

Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax consequences of the acquisition, ownership and disposition of common shares generally applicable to holders of common shares of the Corporation (Common Shares) who are residents of the United States (U.S. Holders) for the purposes of the Canada-United States Income Tax Convention (1980) (the Convention), who are not residents of Canada for the purposes of the Income Tax Act (Canada) the (Tax Act), who hold their Common Shares as capital property, who deal at arm's length with the Corporation for the purposes of the Tax Act and who do not use or hold and are not deemed to use or hold such Common Shares in connection with a business carried on in Canada. Common Shares will generally be considered to be capital property to a U.S. Holder unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the Proposals) and the provisions of the Convention as in effect on the date hereof. Other than the Proposals, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada. There can be no assurance that the Proposals will be enacted as proposed or at all.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder. Accordingly, U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dispositions

A U.S. Holder will not be subject to tax in Canada on any capital gain realized on a disposition of Common Shares, provided that the shares do not constitute "taxable Canadian property" of the U.S. Holder. The Common Shares will not generally constitute taxable Canadian property of a U.S. Holder unless, at any time within the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length or the U.S. Holder together with all such persons owned, had an interest in or option in respect of, 25% or more of the issued shares of any series or class of the capital stock of the Corporation.

Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder in respect of the Common Shares will generally be subject to Canadian withholding tax on the gross amount of the dividends. Under the Convention, the rate of Canadian withholding tax which would apply on dividends paid by the Corporation to a U.S. Holder is (i) 5% with respect to dividends paid if the beneficial owner of the dividends is a company, which owns at least 10% of the voting stock of the Corporation and (ii) 15% in all other cases.

A purchase of Common Shares of a U.S. Holder by the Corporation (other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public) will give rise to a deemed dividend to such U.S. Holder equal to the amount paid by the Corporation on the purchase in excess of the paid-up capital of such shares, determined in accordance with the Tax Act. Any such dividend deemed to have been received by a U.S. Holder will be subject to non-resident withholding tax as described above. The amount of any such deemed dividend will reduce, for Canadian tax purposes, the proceeds of disposition to a U.S. Holder of Common Shares for the purposes of computing the amount of such U.S. Holder's capital gain arising on the disposition as described above.

United States Federal Income Tax Considerations

The following summary of United States federal income taxes describes certain United States federal income tax consequences of the ownership of common shares relating to such securities as in existence on the date hereof, but it does not purport to address all of the tax considerations that may be relevant with respect to the acquisition, ownership and disposition of common shares. This summary addresses only the United States federal income tax considerations of holders that will hold common shares as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received common shares as compensation for the performance of services, persons that will hold common shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for United States federal income tax purposes, persons that have a "functional currency" other than the United States dollar or holders that own (or are deemed to own) 10% or more (by voting power or value) of the stock of the Corporation. Moreover, this summary does not address the U.S.
federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of common shares. This summary is based on the Internal Revenue Code of 1986, as amended (the Code), United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Annual Report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this summary, a "United States Holder" is a beneficial owner of common shares that, for United States federal income tax purposes, is: (i) a citizen or resident of the United States, (ii) a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more United States persons have the authority to control all of the substantial decisions of such trust. A "Non-United States Holder" is a beneficial owner (or, in the case of a partnership, a holder) of common shares that is not a United States Holder.

Each prospective purchaser should consult its own tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning or disposing of common shares.

Distributions

Subject to the discussion below under "Passive Foreign Investment Company Considerations", the gross amount of any distribution by the Corporation of cash or property (other than certain distributions, if any, of common shares distributed pro rata to all shareholders of the Corporation) with respect to common shares, before reduction for any Canadian taxes withheld there from, will be includible in income by a United States Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of the Corporation as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate United States Holders. Subject to the discussion below under "Passive Foreign Investment Company Considerations", to the extent, if any, that the amount of any distribution by the Corporation exceeds the Corporation's current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the United States Holder's adjusted tax basis in the common shares and thereafter as capital gain. The Corporation does not maintain calculations of its earnings and profits under United States federal income tax principles.

Any such dividend paid in Canadian dollars will be included in the gross income of a United States Holder in an amount equal to the United States dollar value of the Canadian dollar on the date of receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Dividends received by a United States Holder with respect to common shares will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. Subject to certain conditions and limitations, Canadian tax withheld on dividends may be deducted from taxable income or credited against a United States Holder's United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Corporation generally will constitute "passive income," or, in the case of certain United States Holders, "financial services income."

Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-United States Holder of common shares generally will not be subject to United States federal income or withholding tax on dividends received on common shares, unless such income is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States.

Sale or Exchange of Common Shares

Subject to the discussion below under "Passive Foreign Investment Company Considerations", a United States Holder generally will recognize gain or loss on the sale or exchange of common shares equal to the difference between the amount realized on such sale or exchange and the United States Holder's adjusted tax basis in the common shares. Such gain or loss will be capital gain or loss. In the case of a non-corporate United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if such United States Holder's holding period for such common shares exceeds one year and will be further reduced if such holding period exceeds five years. Gain or loss, if any, recognized by a United States Holder generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

The initial tax basis of common shares to a United States Holder will be the U.S. dollar value of the Canadian dollar denominated purchase price determined on the date of purchase. If the common shares are treated as traded on an "established securities market," a cash basis United States Holder (or, if it elects, an accrual basis United States Holder) will determine the dollar value of the cost of such common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to Canadian dollars and the immediate use of that currency to purchase common shares generally will not result in taxable gain or loss for a United States Holder.

With respect to the sale or exchange of common shares, the amount realized generally will be the U.S. dollar value of the payment received determined on
(i) the date of receipt of payment in the case of a cash basis United States Holder and (ii) the date of disposition in the case of an accrual basis United States Holder. If the common shares are treated as traded on an "established securities market," a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-United States Holder of common shares generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such common shares unless (i) such gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-United States Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations.

A Non-United States corporation will be classified as a "passive foreign investment company" (a PFIC) for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75 percent of its gross income is "passive income" or (ii) at least 50 percent of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

The Corporation believes that it was a PFIC for the calendar year 2000. Based on certain estimates of its gross income and gross assets and the nature of its business, the Corporation believes that it will not be classified as a PFIC for its current taxable year. If the Corporation is classified as a PFIC, unless a United States Holder makes one of the elections described below, a special tax regime will apply to (a) any "excess distribution" made by the Corporation (generally, the United States Holder's ratable share of distributions in any year that are greater than 125% of the average annual distribution received by such United States Holder in the three preceding years or the United States Holder's holding period, if shorter) and (b) any gain realized on the sale or other disposition of an interest in the Corporation. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the United States Holder's holding period, (b) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate, and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.

The remainder of this section applies if the Corporation is classified as a PFIC.

A United States Holder may elect, provided that the Corporation provides the United States Holder with certain information, to have the Corporation treated, with respect to that holder, as a "qualified electing fund," in which case such United States Holder must include annually in gross income its pro rata share of the Corporation's annual ordinary earnings and annual net realized capital gains, whether or not such amounts are actually distributed to the United States Holder. These amounts are included by a United States Holder for its taxable year in or with which the Corporation's taxable year ends. If the election is made, amounts previously included as income generally will be distributed by the Corporation free of tax to a United States Holder, and, to the extent not distributed, would increase the tax basis of a United States Holder's interest in the Corporation. The Corporation intends to provide to U.S. Holders who desire to make such election the financial information necessary to make such election.

As an alternative election, United States Holders may elect a mark-to-market treatment with respect to their common shares, provided that the common shares constitute "marketable stock." An electing United States Holder would, in general, include as ordinary income in each taxable year an amount equal to the increase, if any, in value of its common shares for that year (measured at the close of the United States Holder's taxable year) and would be allowed a deduction for any decrease in the value of its common shares for that year, but only to the extent of previously included mark-to-market income. The term
"marketable stock" includes stock of a PFIC that is "regularly traded" on a "qualified exchange or other market." Generally, a "qualified exchange or other market" means (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934 or (ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and has the following characteristics: (x) the exchange has trading volume, listing, financial disclosure, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open market, and to protect investors, and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced; and (y) the rules of the exchange ensure active trading of listed stocks. A class of stock is "regularly traded" on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis) quantities on at least 15 days during each calendar quarter. The Corporation believes that the common shares will constitute marketable stock for this purpose and that United States Holders will be eligible to elect the mark-to-market treatment with respect to their common shares.

If the Corporation is treated as a PFIC, a United States Holder must file Internal Revenue Service Form 8621 for each taxable year in which it owns an interest in the Corporation.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common shares made within the United States to a holder of common shares (other than an "exempt recipient," including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold 31% of any payments of dividends on, or the proceeds from the sale or redemption of, common shares within the United States to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of such United States Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor or middleman may rely on a certification provided by a payee that is not a United States person only if such payor or middleman does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES. PROSPECTIVE PURCHASERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Previous items in this document refer to the Research Agreement with CVD, the License Agreement with CVD, and employment agreements with Roderick M. Bryden, Ian Malone and Dr. Tofy Mussivand. These documents can be viewed in their entirety in the Form F-1 Registration Statement under the Securities Act of 1933, as filed with the Securities and Exchange Commission on October 8, 1996.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Corporation's business and financial results are affected by fluctuations in world financial markets, including currency exchange rates and interest rates. The Corporation's policies attempt to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs. The Corporation does not hold or issue financial instruments for trading purposes.

Foreign Exchange Risk

The Corporation conducts business in both Canadian and U.S. currencies. The Corporation does not enter into foreign exchange contracts for trading purposes. The management of foreign currency exposures is based upon estimates of the net asset or net liability position of various currencies, and to the extent that these estimates are over or understated during periods of currency volatility, the Corporation could experience unanticipated currency gains or losses.

The Corporation has entered into foreign exchange forward contracts with maturities ranging from one to three months, under its investment policy. The Corporation does not expect gains or losses on these contracts to have a material impact on our financial results.

As at December 31, 2000, the Corporation had a foreign exchange forward contract outstanding to sell US $4.1 million at an exchange rate of US $1.54 on January 10, 2001. This financial instrument was recorded at fair value at December 31, 2000 with the resultant gain of $165,712 recorded.

Interest Rate Risk

The Corporation's exposure to market risks for changes in interest rates, relate primarily to cash equivalents and short-term investments held with four Canadian financial institutions and represent the Corporation's only significant concentration of credit risk. The Corporation has established guidelines relative to credit ratings, diversification, and terms to maturity designed to mitigate this risk and provide safety and liquidity. Due to the average maturities and conservative nature of the investment portfolio, a sudden change in interest rates is not expected to have a material effect on the value of the portfolio.

Investments

The following table presents the hypothetical changes in fair values in the financial instruments held at December 31, 2000 that are sensitive to changes in interest rates. These instruments are not leveraged and are held for purposes other than trading. The modeling technique used measures the change in fair values arising from selected potential changes in interest rates.



      Decrease in Valuation of Securities Given a Change in Interest Rates

         Issuer                       2%                          5%                     Actual Value of
                                                                                     Investments at December
                                                                                             31, 2000
-----------------------------------------------------------------------------------------------------------------
Asset backed notes held           $ (62,350)                  $ (155,874)                   $30,363,032
with institutions

Corporate securities              $ (87,952)                  $ (219,881)                   $13,411,817


Capital Leases

The Corporation believes that the carrying value of the capital lease obligation approximates fair value due to its floating, market rate of interest.

Credit Risk

In the normal course of business, the Corporation provides credit to customers in the health care industry, performs credit evaluations of these customers and maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable. The Corporation has a limited number of customers. As of December 31, 2000 approximately 49% of the accounts receivable balance was due from Edwards.

Item 12. Description of Securities Other than Equity Securities

Not applicable.


PART II

Item 13. Defaults, Dividend Arrearages, and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Reserved

Item 16. Reserved

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Audited Consolidated Financial Statements and notes thereto beginning on page F-1, Incorporated herein by reference.

1. Financial Statement Schedule

The following financial statement schedule is filed as part of this report:

         Schedule II       Valuation and Qualifying Accounts

All other schedules are omitted as they are not required or the required information is shown in the financial statements or notes thereto.

Item 19. Exhibits

Item                                                       Reference
-----------------------------------------------------------------------------------------------------------------
1 Articles of Incorporation

Articles of Incorporation                                  See Form F-1 Registration Statement Under
                                                           The Securities Act of 1933 dated October 8,
                                                           1996.

Form of Amendments to                                      See Amendment No. 2 to Form F-1
Articles of Incorporation                                  Registration Statement Under The Securities
                                                           Act of 1933 dated December 6, 1996.

By-laws of the Registrant                                  See Form F-1 Registration Statement Under
                                                           The Securities Act of 1933 dated October 8,
                                                           1996.

Amendment to the By-Laws of the Registrant                 See Amendment No. 2 to Form F-1
                                                           Registration Statement Under The Securities
                                                           Act of 1933 dated December 6, 1996.

2. Instruments and definition of rights

Form of specimen certificate for Common                    See Amendment No. 1 to Form F-1
Shares                                                     Registration Statement Under The Securities
                                                           Act of 1933 dated November 18, 1996.

Form of Underwriter's Warrant Agreement                    See Form F-1 Registration Statement Under
                                                           The Securities Act of 1933 dated October 8,
                                                           1996.  Form of Underwriter's Warrant
                                                           Agreement.

Form of Canadian Underwriter's Warrant Agreement           See Amendment No. 2 to Form F-1
                                                           Registration Statement Under The Securities
                                                           Act of 1933 dated December 6, 1996.

Exchange Agreement, dated as of May 24, 2000, by and       See Ex-4.1 hereof.
between Edwards Lifesciences LLC, a Delaware limited
liability company, and World Heart Corporation

Item                                                       Reference
-----------------------------------------------------------------------------------------------------------------

Shareholders' Agreement, dated as of June 30, 2000,        See EX-4.2 hereof.
among World Heart Corporation, Edwards Lifesciences
LLC, a Delaware limited liability company (Edwards
LLC), Edwards Lifesciences (US) Inc., a Delaware
corporation and Roderick M. Bryden, Dr. Tofy Mussivand
and the Ottawa Heart Institute Research Corporation
(the Other Shareholders).

Convertible Preferred Share Agreement, dated as of May     See EX-4.3 hereof.
24, 2000, between World Heart Corporation and Edwards
Lifesciences LLC.

3 Voting trust agreements

Any voting trust agreements and any amendments             Not applicable.
to those agreements

4. Material contracts

Research Agreement, dated July 10, 1996, among the         See Form F-1 Registration Statement Under The
Corporation and The Cardiovascular Devices Division of     Securities Act of 1933 dated October 8, 1996.
the Ottawa Heart Institute

Unified System License Agreement, dated July 10, 1996,     See Form F-1 Registration Statement Under The
among the Corporation and The Cardiovascular Devices       Securities Act of 1933 dated October 8, 1996.
Division of the Ottawa Heart Institute

Biotelemetry License Agreement, dated July 10, 1996,       See Form F-1 Registration Statement Under The
among the Corporation and The Cardiovascular Devices       Securities Act of 1933 dated October 8, 1996.
Division of the Ottawa Heart Institute

TET License Agreement, dated July 10, 1996, among the      See Form F-1 Registration Statement Under The
Corporation and The Cardiovascular Devices Division of     Securities Act of 1933 dated October 8, 1996.
the Ottawa Heart Institute

Item                                                       Reference
-----------------------------------------------------------------------------------------------------------------
Shareholders Agreement among the Corporation and The       See Form F-1 Registration Statement Under The
Cardiovascular Devices Division of the Ottawa Heart        Securities Act of 1933 dated October 8, 1996.
Institute

Service Agreement between T. Mussivand Professional        See Amendment No. 1 to Form F-1 Registration
Corporation and World Heart Corporation made as of         Statement Under The Securities Act of 1933 dated
September 26, 1996                                         November 18, 1996.

Service Agreement between S.C. Stormont Corporation and    See Amendment No. 1 to Form F-1 Registration
World Heart Corporation made as of September 26, 1996      Statement Under The Securities Act of 1933 dated
                                                           November 18, 1996.

Employment Agreement between Ian W. Malone and World       See Amendment No. 1 to Form F-1 Registration
Heart Corporation made as of April 1, 1996                 Statement Under The Securities Act of 1933 dated
                                                           November 18, 1996.

Distribution  Agreement made effective as of the day of    See EX-10.1 hereof.
June 30, 2000, by and between  World Heart  Corporation
and Edwards Lifesciences LLC

Transition  Services  Agreement  dated  as of June  30,    See EX-10.2 hereof.
2000,  among  Edwards   Lifesciences   LLC,   Valentine
Acquisition Corp., and World Heart Corporation

Supply Agreement dated as of June 30, 2000 between         See EX-10.3 hereof.
Edwards Lifesciences LLC, Valentine Acquisition Corp.
and Edward Novacor LLC

Trust Agreement dated as of June 30, 2000 among            See EX-10.4 hereof.
Edwards Lifesciences LLC, Edwards Lifesciences (U.S.)
Inc., World Heart Corporation and CIBC Mellon Trust
Company

Certificate of Designation of Series A Cumulative          See EX-10.5 hereof.
Participating Preferred Stock of Valentine Acquistion
Corp.

Transfer, Assignment and Assumption Agreement dated as     See EX-10.6 hereof.
of June 30, 2000 by and among Edwards Lifesciences LLC,
Edwards Lifesciences Corporation and Edward Novacor LLC

5. Material patents

Material foreign patents                                   Not requested.

6. Earnings per share calculation

EPS                                                        Calculation of earnings per share disclosed in
                                                           the attached audited financial statements.  See
                                                           audited financial statements attached.

7. Financial ratios

Calculation of financial ratios                            Not applicable.

Item                                                       Reference
-----------------------------------------------------------------------------------------------------------------
8. Subsidiary information

Details relating to subsidiaries.                          World Heart Inc.

                                                           Incorporated in Delaware, United States

                                                           Operating as World Heart Inc.

9. Statement relating to 8.A.4                             Not applicable.

10. Other                                                  None.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

World Heart Corporation

Original signed by:


/s/ Roderick M. Bryden
---------------------------------------    Dated:  May 17, 2001
Roderick M. Bryden
President and Chief Executive Officer

         WORLD HEART CORPORATION

         Financial Statements
         December 31, 2000

Index to Audited Consolidated Financial Statements for the Year Ended December 31, 2000

         o    Management's Statement of Responsibility.

         o Independent Auditors' Report to the Shareholders of World Heart Corporation.

         o    Consolidated Balance Sheets as at December 31, 2000 and 1999.

         o Consolidated Statements of Loss for the Year ended December 31, 2000, 1999,and 1998.

         o Consolidated Statements of Shareholders' Equity for the Year ended December 31, 2000, 1999, and 1998.

         o Consolidated Statements of Cash Flow for the Years ended December 31, 2000, 1999 and 1998.

         o    Notes to the Audited Consolidated Financial Statements

Management's Statement of Responsibility

Management is responsible for the preparation of the consolidated financial statements and all other information in the annual report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reflect management's best estimates and judgments. The financial information presented elsewhere in the annual report is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information. Consistent with the concept of reasonable assurance, the Corporation recognizes that the relative cost of maintaining these controls should not exceed their expected benefits.

The Audit Committee, which is comprised of independent directors, reviews the financial statements, considers the report of the external auditors, assesses the adequacy of the Corporation's internal controls, and recommends to the Board of Directors the independent auditors for appointment by the shareholders. The financial statements were reviewed by the Audit Committee and approved by the Board of Directors.

The  consolidated  financial  statements were audited by  PricewaterhouseCoopers
LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders.

Original signed by:                             Original signed by:
Roderick M. Bryden                              Ian W. Malone
President                                       Chief Financial Officer


Auditors' Report to the Shareholders of World Heart Corporation

We have audited the consolidated balance sheets of World Heart Corporation as at December 31, 2000 and 1999, and the consolidated statements of loss, shareholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in both Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years ended December 31, 2000, 1999 and 1998 in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP

Chartered Accountants                                      Ottawa, Canada
                                                           February 9, 2001

 WORLD HEART CORPORATION
 Consolidated Balance Sheets
 (Canadian Dollars)
                                                                               -----------------------------------------
                                                                                  December 31,            December 31,
                                                                                          2000                    1999
                                                                               -----------------------------------------
 ASSETS

 Current assets
     Cash and cash equivalents                                                    $ 23,624,549            $ 10,969,399
     Short-term investments                                                         22,696,677              13,680,708
     Accounts receivable and other
        (net of allowance for doubtful accounts of $100,912, 1999 - $nil)            2,515,373                 522,253
     Prepaid expenses                                                                  690,122                 460,390
     Inventory                                                                       9,966,873                       -
                                                                               -----------------------------------------
                                                                                    59,493,594              25,632,750
 Cash pledged as collateral for capital lease                                          226,316                 377,247
 Deferred foreign exchange loss                                                        531,035                       -
 Capital assets                                                                      6,263,544                 839,719
 Goodwill and other intangible assets                                               49,941,394                 170,000
                                                                               -----------------------------------------
                                                                                 $ 116,455,883            $ 27,019,716
                                                                               =========================================

 LIABILITIES AND SHAREHOLDERS' EQUITY

 Current liabilities
     Accounts payable and accrued liabilities                                      $ 6,522,676             $ 1,339,759
     Accrued compensation                                                            1,792,925                 550,803
     Current portion of capital lease                                                  150,933                 140,197
                                                                               -----------------------------------------
                                                                                     8,466,534               2,030,759
 Future income taxes                                                                 4,828,672                       -
 Preferred shares                                                                   55,211,759                       -
 Capital lease obligation                                                              226,316                 377,247
                                                                               -----------------------------------------
                                                                                    68,733,281               2,408,006
                                                                               -----------------------------------------
 Contingencies and commitments

 Shareholders' equity
 Common stock
     Issued and outstanding - 15,117,427 common shares
        (1999 - 14,150,539 common shares)                                           73,752,739              57,738,796
 Additional paid-in capital                                                         36,951,336                       -
 Accumulated deficit                                                               (62,981,473)            (33,127,086)
                                                                               -----------------------------------------
                                                                                    47,722,602              24,611,710
                                                                               -----------------------------------------
                                                                                 $ 116,455,883            $ 27,019,716
                                                                               =========================================
 Signed on behalf of the Board of Directors
     Original signed by Roderick M. Bryden and Ian Malone

                        Director               Director

                  (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Loss
(Canadian Dollars)
                                                             ------------------------------------------------------------
                                                               Year ended             Year ended              Year ended
                                                             December 31,           December 31,            December 31,
                                                                     2000                   1999                    1998
                                                             ------------------------------------------------------------

Revenue                                                       $ 4,674,485          $           -            $          -
                                                             ------------------------------------------------------------

Cost of goods sold
    Direct materials and labour                                 2,443,610                      -                       -
    Overhead and other                                          4,825,735                      -                       -
                                                             ------------------------------------------------------------
                                                                7,269,345                      -                       -
                                                             ------------------------------------------------------------

Gross margin                                                   (2,594,860)                     -                       -
                                                             ------------------------------------------------------------

Expenses
    Selling, general and administrative                         6,760,277              5,629,074               3,203,625
    Research and development                                   18,395,885             13,034,576               1,004,038
    Amortization of intangibles                                 7,491,865                  8,000                   8,000
                                                             ------------------------------------------------------------
                                                               32,648,027             18,671,650               4,215,663
                                                             ------------------------------------------------------------

Loss before the undernoted                                    (35,242,887)           (18,671,650)             (4,215,663)

Other income (expenses)
    Foreign exchange gain                                         514,349                 58,948                       -
    Investment income                                           2,380,983              1,169,961                 550,394
    Interest expense                                           (3,049,792)                     -                       -
                                                             ------------------------------------------------------------

Loss before income taxes                                      (35,397,347)           (17,442,741)             (3,665,269)

Recovery of future income taxes                                 5,542,960                      -                       -
                                                             ------------------------------------------------------------

Net loss for the year                                       $ (29,854,387)         $ (17,442,741)           $ (3,665,269)
                                                             ============================================================

Weighted average number of common shares
    outstanding
                                                              14,878,625              13,463,943              11,078,948
                                                             ============================================================

Basic and diluted loss per common share                          $ (2.01)               $ (1.30)                $ (0.33)
                                                             ============================================================

 (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          Additional
                                                                   Common Shares            Paid-in     Accumulated    Shareholders'
                                                                 Number      Amount         Capital       Deficit         Equity
-----------------------------------------------------------------------------------------------------------------------------------

Balance as at December 31, 1997                               10,150,000   $17,467,337   $      --     $(12,019,076)   $  5,448,261

Share issue
       Private placement of special warrants                   2,093,000    12,880,431          --             --        12,880,431
          converted into common shares

Net loss for the year ended December 31, 1998                       --            --            --       (3,665,269)     (3,665,269)
                                                              ----------------------------------------------------------------------

Balance as at December 31, 1998                               12,243,000    30,347,768          --      (15,684,345)     14,663,423

Share issues
       Public offering                                         1,780,548    26,548,107          --             --        26,548,107
       Common shares through exercise of options                   4,794        42,411          --             --            42,411
       Common shares through exercise of warrants                122,197       800,510          --             --           800,510

Net loss for the year ended December 31, 1999                       --            --            --      (17,442,741)    (17,442,741)
                                                              ----------------------------------------------------------------------

Balance as at December 31, 1999                               14,150,539    57,738,796          --      (33,127,086)     24,611,710

Value of conversion right attached to preferred shares              --            --      36,951,336           --        36,951,336
Share issues
       Public offering                                           850,000    15,132,742          --             --        15,132,742
       Common shares through exercise of options                  12,282       116,147          --             --           116,147
       Common shares through exercise of warrants                104,606       765,054          --             --           765,054

Net loss for the year ended December 31, 2000                       --            --            --      (29,854,387)    (29,854,387)
                                                              ----------------------------------------------------------------------

Balance as at December 31, 2000                               15,117,427   $73,752,739   $36,951,336   $(62,981,473)   $ 47,722,602
                                                              ======================================================================






                     (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Cash Flow
(Canadian Dollars)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                    Year ended       Year ended         Year ended
                                                                                   December 31,      December 31,      December 31,
                                                                                       2000             1999               1998
                                                                               ----------------------------------------------------

CASH FLOWS FROM (USED IN)


Operating activities
          Net loss for the year                                                  $(29,854,387)      $(17,442,741)      $ (3,665,269)
          Items not involving cash -
             Amortization and depreciation                                          8,702,580            346,938            304,482
             Interest on preferred shares                                           3,049,792               --                 --
             Recovery of future income taxes                                       (5,542,960)              --                 --
          Change in operating components of working capital                         2,021,194            458,493           (103,836)
                                                                                ----------------------------------------------------
                                                                                  (21,623,781)       (16,637,310)        (3,464,623)
                                                                               -----------------------------------------------------

Investing activities
          Purchase of short-term investments                                      (90,093,497)       (28,301,236)        (8,571,098)
          Redemption of short-term investments                                     81,077,529         23,191,626               --
          Payment of expenses relating to the Novacor acquisition                  (1,684,689)              --                 --
          Purchase of capital assets                                                 (902,398)          (246,620)          (123,445)
          Reduction in collateral pledged for capital lease                           150,931            140,197            266,556
                                                                                ----------------------------------------------------
                                                                                  (11,452,124)        (5,216,033)        (8,427,987)
                                                                                ----------------------------------------------------
Financing activities
          Capital lease repayments                                                   (140,195)          (130,227)          (125,795)
          Issuance of common shares through public offering                        15,331,875         27,616,299               --
          Payment of expenses relating to the issue of common shares                 (199,133)        (1,068,192)              --
          Issuance of preferred shares                                             29,612,000               --                 --
          Issuance of common shares through exercise of options                       116,147             42,411               --
          Issuance of common shares through exercise of warrants                      765,054            800,510               --
          Net funds received from the issuance of special warrants                       --                 --           12,880,431
                                                                                ----------------------------------------------------

                                                                                   45,485,748         27,260,801         12,754,636
                                                                                ----------------------------------------------------
Effect of exchange rate changes on cash and cash                                      245,307               --                 --
          equivalents                                                           ----------------------------------------------------

Increase in cash and cash equivalents for the year                                 12,655,150          5,407,458            862,026

Cash and cash equivalents beginning of the year                                    10,969,399          5,561,941          4,699,915
                                                                                ----------------------------------------------------

Cash and cash equivalents end of the year                                        $ 23,624,549       $ 10,969,399       $  5,561,941
                                                                                ===================================================



                     (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------



1.  Significant Accounting Policies

(a)  Basis of presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (GAAP), and include all assets, liabilities, revenues and expenses of World Heart Corporation (Corporation or WorldHeart) and its wholly owned subsidiary World Heart Inc.

These  principles  also  conform  in  all  material   respects  with  accounting
principles generally accepted in the United States (US GAAP) except as described in Note 19.

(b)  Nature of operations

The Corporation develops artificial heart technologies through operations in Oakland, California and Ottawa, Canada. WorldHeart is currently focused on two products, Novacor(R) LVAS (Novacor LVAS) and the HeartSaver Ventriculer Assist Device (HeartSaver). The Corporation is considered to be in the development stage and has not generated significant revenues from operations to date.

The HeartSaver is being developed from licensed artificial heart and related technologies developed by the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation. On July 11, 1996, with effect at April 1, 1996, the Corporation entered into a research agreement with CVD (Research Agreement) under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology. In exchange, the Corporation has acquired joint ownership with CVD of any technology arising from CVD's research pursuant to the Research Agreement after May 15, 1996. CVD has also granted the Corporation an exclusive twenty-five year license to market the product and certain other related technologies for an initial license fee of $200,000 and royalties.

On June 30, 2000 the Corporation acquired Edwards Novacor LLC (Novacor) from Edwards Lifesciences LLC (Edwards). As a result, WorldHeart is now manufacturing and distributing the Novacor LVAS. The Corporation sells this product internationally, with the exception of the United States, through Edwards.

(c)  Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(d) Cash equivalents and short-term investments

Cash equivalents are defined as highly liquid investments with maturities at acquisition of three months or less. Short-term investments are those with terms to maturity in excess of three months but less than one year. All cash equivalents and short-term investments are classified as available for sale.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------



(e)  Inventory

Inventory of raw materials and work in progress is valued at the lower of average cost and replacement cost. Finished goods are valued at the lower of average cost and net realizable value.

(f)  Investment tax credits

Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured, and are applied to reduce costs and expenses in the year.

(g)  Capital assets

Capital  assets  are  recorded  at  cost.   Depreciation  and  amortization  are
calculated using the following rates and bases:

     Furniture and fixtures                       20% declining balance
     Computer equipment and software              30% declining balance
     Manufacturing  and research  equipment       20% declining balance
     Leased  equipment                            Straight-line over the lease
                                                  term
     Leasehold improvements                       Straight-line over the lease
                                                  term

(h)  Goodwill and other intangible assets

Goodwill and intangible assets are amortized on a straight-line basis. Goodwill is amortized over its estimated useful life of 3 years. Other intangible assets, consisting of purchased technology, patents, trademarks and other identified rights, are amortized over their legal or estimated useful lives, whichever is shorter, which generally ranges from 3 to 5 years.

The Corporation's policy is to review the carrying amounts of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances might include a significant decline in market share, a significant decline in profits, rapid changes in technology, significant litigation or other items. In evaluating the recoverability of goodwill and other intangible assets, management's policy is to compare the carrying amounts of such assets with the undiscounted estimated future operating cash flows. In the event an impairment exists, an impairment charge would be determined by comparing the carrying amounts of the asset to the applicable undiscounted estimated future cash flows. In addition, the remaining amortization period for the impaired asset would be reassessed and revised if necessary. Management does not believe the carrying amounts of goodwill and other intangible assets are impaired at December 31, 2000.

(i)  Income taxes

Income taxes are provided for using the liability method whereby future tax assets and liabilities are recognized using current tax rates on the difference between the financial statement carrying amounts and the respective tax basis of assets and liabilities.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------



(j)  Common stock

Common stock is recorded as the net proceeds received on issuance after deducting all share issue costs.

(k)  Revenue recognition

Revenue from product sales is recognized when all of the following criteria are met: persuasive evidence of an agreement exists, the products have been shipped, the price is fixed and determinable and collection is reasonably assured. The Corporation provides for returns based on prior experience.

(l) Stock-based compensation

No compensation expense is recognized when capital stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of capital stock is credited to share capital.

(m)  Research and development costs

Research costs, including research performed under contract by third parties, are expensed as incurred. Development costs are also generally expensed as incurred unless such costs meet the criteria under GAAP for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product that the Corporation intends to produce and market, there must be a clearly defined market for the product and the Corporation must have the resources, or access to the resources, necessary to complete the development. The Corporation has not deferred any such development costs to date.

(n)  Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date, except for foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the following fiscal year. For such items, any exchange gain or loss is deferred and amortized over the remaining life of the monetary item. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets were acquired or obligations occurred. All other income and expense items are translated at average exchange rates prevailing during the year. Exchange gains and losses are included in earnings.

Translation of the financial statements of integrated foreign operations are translated in accordance with the policies noted above.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------



2.  Acquisition


The Corporation acquired Novacor from Edwards for a total purchase price of approximately $62.5 million, consisting of $58.9 million Series A cumulative participating preferred shares (Series A shares) of World Heart Inc., plus expenses related to the transaction of $3.6 million. The acquisition was accounted for using the purchase method and, therefore, Novacor's operating results have been included in the consolidated financial statements from the date of acquisition.

The allocation of the purchase price is based on an independent valuation and was allocated among the identifiable tangible and intangible assets based on the fair market value of those assets as follows:

      Consideration given                           $   62,485,000
                                                 ---------------------

      Fair value of identifiable net
       assets acquired:
      Net tangible assets                               15,519,000
      Purchased technology                              17,043,000
      Other intangible assets                           18,255,000
      Future income taxes                              (10,273,000)
                                                 ---------------------

                                                        40,544,000
                                                 ---------------------

                Goodwill                             $  21,941,000
                                                 ---------------------



Purchased technology was valued using a risk adjusted cash flow model, under which future cash flows were discounted taking into account risks related to existing and future markets and an assessment of the life expectancy of the technology. Other intangible assets consist of Novacor's work force, customer base, patents and trademarks. The excess of the purchase price over the identifiable assets was allocated to goodwill.

The following table presents pro-forma financial information for the years ended December 31, 2000 and 1999 as though the acquisition of Novacor had occurred at the beginning of the year ended December 31, 1999.

                                                                     Year ended
                                                 Year Ended         December 31,
                                              December 31, 2000        1999
                                              ----------------------------------
                                                          (Unaudited)

Total revenue                                   $  9,938,000       $ 15,222,000
Loss before income taxes                          58,490,000         64,396,000
Net loss for the year                             58,490,000         54,123,000

Basic and diluted loss per share                $      (3.93)      $      (4.02)

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------



3.  Cash and Cash Equivalents and Short-Term Investments

The Corporation's cash equivalents and short-term investments consist of highly liquid, highly rated financial instruments. These cash equivalents and short-term investments are held with four Canadian financial institutions and represent the Corporation's only significant concentration of credit risk. The Corporation has established guidelines relative to credit ratings, diversification, and terms to maturity designed to mitigate this risk and provide safety and liquidity:


                                                                          2000                                    1999
                                                          -----------------------------------      ---------------------------------
                                                            Cash and               Short-            Cash and              Short-
                                                               Cash                 Term                Cash                Term
                                                            Equivalents          Investments         Equivalents         Investments
                                                          -----------------------------------      ---------------------------------

Cash                                                      $  2,772,693          $      --           $   845,922         $       --

Asset backed notes held
  with financial institutions                               18,566,191           11,796,841          10,500,724            4,192,961
Corporate securities                                         2,511,981           10,899,836                  --            9,487,747
                                                          -----------------------------------      ---------------------------------

                                                            23,850,865           22,696,677          11,346,646           13,680,708

Cash pledged as collateral
  for capital lease                                           (226,316)                --              (377,247)                 --
                                                          -----------------------------------      ---------------------------------

                                                          $ 23,624,549          $22,696,677         $10,969,399         $ 13,680,708
                                                          ===================================      =================================

4.  Inventory

                                                  2000                 1999
                                               ---------------------------------
Raw materials                                  $4,614,224           $       --
Work in progress                                2,742,580                   --
Finished goods                                  2,610,069                   --
                                               ---------------------------------

                                               $9,966,873           $       --
                                               =================================

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------



5.       Capital Assets
                                                            2000
                                             -----------------------------------
                                                          Accumulated   Net Book
                                                Cost     Amortization    Value
                                             -----------------------------------


Furniture and fixtures                      $  706,579   $  173,633   $  532,946
Computer equipment and software              1,329,781      286,404    1,043,377
Manufacturing and research equipment         5,500,269    1,135,153    4,365,116
Leasehold improvements                         735,685      413,580      322,105
                                             -----------------------------------
                                           $ 8,272,314   $2,008,770   $6,263,544
                                             ===================================


                                                            1999
                                             -----------------------------------
                                                          Accumulated   Net Book
                                                Cost     Amortization    Value
                                             -----------------------------------

Furniture and fixtures                       $ 270,295    $ 106,702   $ 163,593
Computer equipment and software                198,239       82,058      116,181
Manufacturing and research equipment           802,544      337,481     465,063
Leasehold improvements                         343,438      248,556      94,882
                                           -------------------------------------
                                           $ 1,614,516    $ 774,797   $  839,719
                                           =====================================



6.     Goodwill and Other Intangible Assets

                                                                    2000                             1999
                                       ---------------  -------------------------------------  ----------
                                                             Accumulated       Net Book          Net Book
                                                 Cost        Amortization        Value              Value
                                       ---------------  -------------------------------------  ----------
     Purchased technology               $ 17,043,321      $ 2,617,932      $ 14,425,389        $       -
     Other intangible assets              18,454,585        3,050,925        15,403,664          170,000
     Goodwill                             21,941,116        1,828,776        20,112,340                -
                                       ---------------  -------------------------------------  ----------

                                        $ 57,439,022      $ 7,497,628      $ 49,941,394        $ 170,000
                                       ===============  =====================================  ==========

The cost of other intangible assets at December 31, 1999 was $200,000 and accumulated amortization was $30,000.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------




7.     Preferred Shares

(a)    Authorized

Authorized preferred stock of the Corporation consists of an unlimited number of shares issuable in series.

(b)    Issued

On June 30, 2000 the Corporation issued redeemable, convertible preferred shares for US$20 million that are convertible at the holder's option after June 30, 2006 into 1,374,570 common shares, plus additional common shares for the accumulated but unpaid dividends to the date of conversion, without payment of additional consideration. These preferred shares are non-voting except that the holder can elect one director of the Corporation. These shares are callable for cash at the face amount plus accumulated but unpaid dividends at the Corporation's option at any time up to June 30, 2007, at which time they are mandatorily redeemable for the face amount of US$20 million plus accumulated dividends. Dividends accumulate at 5% per year for the first three years and 10% per year for years four through seven.

Also on June 30, 2000, World Heart Inc. issued redeemable, cumulative participating Series A preferred shares in connection with the Corporation's acquisition of Novacor. These Series A shares are non-voting. Dividends accumulate at 4% per year on the subscription price of US$58 million for the first three years and accumulate at 7% per year thereafter until maturity on June 30, 2015 at which time they are mandatorily redeemable for the face amount of US$58 million plus accumulated dividends. The Series A shareholders are entitled to receive 25% of any dividends declared to the common shareholders of World Heart Inc. The shares are redeemable at the Corporation's option for cash plus accumulated but unpaid dividends at any time after three years. For a one-year period commencing June 30, 2002, the owners of the Series A shares will have the right to put the Series A shares to the Corporation in exchange for 4,981,128 of the Corporation's common shares. This conversion right is subject to dilution protection should the Corporation issue shares or options at less than fair market value.

The convertible preferred shares and the Series A shares (together the Preferred Shares) are accounted for in accordance with their substance and are presented in the financial statements as their debt and equity components, measured at their respective fair values at the time of issue. The debt components have been calculated at the present value of the required dividend payments discounted at 12%, being the estimated interest rate that would have been applicable to non-convertible debt at the time the Preferred Shares were issued. Interest expense is determined on the debt components as the amount necessary to increase the debt components to their face amount at maturity.

The Preferred Shares carry a preference upon liquidation of the Corporation in an amount equal to the par value plus accumulated but unpaid dividends, after which the Preferred Shares share ratably with the common shares. The equity component is shown as additional paid-in capital.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------





8.     Common Stock

(a)    Authorized

Authorized common stock of the Corporation consists of an unlimited number of shares.

(b)     Issued

On June 3, 1998 the Corporation issued 2,093,000 special warrants through a private placement for net proceeds of $12,880,431 after deducting issue costs of $1,351,969. On July 23, 1998, these special warrants were converted into 2,093,000 common shares for no additional consideration.

In May 1999, the Corporation issued 1,780,548 common shares for net proceeds of $26,548,107, after deducting issue costs of $2,830,935.

On March 17, 2000, the Corporation issued 850,000 common shares for net proceeds of $15,132,742, after deducting issue costs of $199,133.

9.      Employee Stock Option Plan

The Corporation has an employee stock option plan (ESOP). The maximum number of shares that may be reserved and set aside under options to eligible persons pursuant to the ESOP may not exceed 1,450,000 common shares. The maximum number of common shares at any time available for issuance under the ESOP, or pursuant to other outstanding options, to any one person may not exceed 2% of the common shares then issued and outstanding. The ESOP is administered by a committee appointed by the Board of Directors. The option exercise price for all options issued under the ESOP is based on the fair market value on the date of grant. The options generally vest in equal portions over either a five-year period or three-year period and must be exercised within a four-year period from each date of vesting.

During 2000, the Corporation granted to executives options outside the ESOP for 40,000 common shares. The options vest ratably over one year from the date of grant or over a three year period.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------





Information with respect to stock option activity for 2000, 1999 and 1998 is as follows:



                                           Number of         Weighted average
                                            shares           exercise price
                                          ----------         ----------------

Outstanding at December 31, 1997           225,500             $ 6.80
Granted                                    192,614               8.63
Cancelled                                 (161,729)              6.96
                                          --------

Outstanding at December 31, 1998           256,385               8.08
Granted                                    326,281              12.63
Exercised                                   (4,794)              8.85
Cancelled                                  (34,900)             11.02
                                          --------

Outstanding at December 31, 1999           542,972              10.62
Granted                                    593,193              17.19
Exercised                                  (12,282)              9.46
Cancelled                                 (303,777)             15.84
                                          --------

Outstanding at December 31, 2000           820,106              13.18
                                          ========



Information with respect to stock options outstanding at December 31, 2000 is as follows:

     Range of                  Number        Weighted average   Weighted average
  exercise price            outstanding      exercise price      life in years
-----------------           -----------      ----------------   ----------------


$           6.80            129,500              $6.80               3.5
            9.25             77,259               9.25               4.5
   9.80 to 12.50            110,584              11.68               4.6
  12.60 to 15.00            166,417              12.86                 5
  15.05 to 17.90            318,137              17.01               6.4
  18.30 to 21.83             18,209              20.52               5.9
                        -----------
                            820,106              13.18               5.2
                        ===========

The outstanding options expire between December 17, 2001 and December 8, 2009. At December 31, 2000, 184,683 (1999 - 89,103, 1998 - 44,400) options were exercisable at an exercise price range of $6.80 to $20.60 and a weighted average exercise price of $9.68.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------





10.      Outstanding Warrants

As additional consideration to the underwriters of the initial public offering of the Corporation's shares, the Corporation granted the Canadian Underwriter non-assignable options entitling the Canadian Underwriter to acquire up to an aggregate of 75,000 common shares at an exercise price of $7.48. These options became exercisable on December 9, 1997 and expire on December 9, 2001. None of these options have been exercised as at December 31, 2000.

The Corporation granted the US Underwriter warrants to purchase up to 200,000 common shares at an exercise price of US$8.25 per share during the four-year period commencing December 17, 1997. During 1999 and 2000, the US Underwriter exercised 40,729 and 10,000 warrants, respectively, in cashless exercises for 15,177 and 2,326 shares. As at December 31, 2000, 149,271 warrants are outstanding.

As consideration for allowing a private placement of special warrants, the Corporation granted options entitling the US Underwriter of the initial public offering to acquire up to 35,000 common shares at an exercise price of US$8.25 per share. These options are exercisable immediately and expire on December 9, 2001. In addition the Canadian agents for the private placement received 209,300 compensation warrants, each of which entitled them to acquire without additional payment an option to acquire one common share of the Corporation at a price of $7.48 per share until September 1, 2000. During 1999, 107,020 of the options were exercised for proceeds of $800,510 and the balance outstanding of 102,280 of the Canadian agents' options were exercised in 2000 for proceeds of $765,054.

The Corporation granted a Canadian Underwriter 85,000 options to purchase common shares as additional consideration for the share offering completed on March 17, 2000. The options are exercisable at any time prior to March 17, 2002 at an exercise price of $20.40 per share.

11.      Earnings Per Share

For all of the years presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of convertible preferred shares, employee stock options and warrants. These instruments could potentially dilute basic earnings per share in the future by being converted into common shares:

                                                  Number of common shares to be issued
                                                         on exercise or conversion
                                                     2000             1999           1998
                                           ---------------  ---------------  -------------
Convertible preferred shares                    6,355,698                -              -
Employee stock options                            820,106          542,972        256,385
Warrants                                          344,271          371,551        519,300
                                           ---------------  ---------------  -------------

Total potentially dilutive instruments          7,520,075          914,523        775,685
                                           ===============  ===============  =============

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------





12.      Income Taxes

The Corporation operates in several tax jurisdictions. Its income is subject to varying rates of tax and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. A reconciliation of the combined Canadian federal and provincial income tax rate with the Corporation's effective tax rate is as follows:

                                                     Year ended             Year ended            Year ended
                                                     December 31,           December 31,          December 31,
                                                            2000                   1999                  1998
                                                     --------------         --------------        -------------
Domestic loss                                        $ (16,600,519)         $ (17,442,741)        $ (3,665,269)
United States' loss                                    (18,796,828)                     -                    -
                                                     --------------         --------------        -------------

Loss before income taxes                             $ (35,397,347)         $ (17,442,741)        $ (3,665,269)
                                                     ==============         ==============        =============

Expected statutory rate                                      43.95%                 44.62%               44.62%
Expected recovery of income tax                      $ (15,557,000)          $ (7,779,000)        $ (1,615,071)
Effect of foreign tax rate differences                     546,000                      -                    -
Permanent differences                                    1,359,000                 97,000               96,361
Provincial income tax incentives                          (571,000)              (352,000)                   -
Change in valuation allowance                            8,010,000              8,034,000            1,518,710
Effect of changes in SR&ED carryforwards                   368,000                      -                    -
Effect of tax rate changes                                 283,000                      -                    -
Effect of exchange rate differences                         19,000                      -                    -
                                                     --------------         --------------        -------------

Recovery of income taxes                             $  (5,543,000)                     -                    -
                                                     ==============         ==============        =============

The Canadian statutory income tax rate of 43.95% is comprised of federal income tax at 29.13% and provincial income tax at 14.83%. For the year ended December 31, 2000, the recovery of income taxes relates entirely to the United States operations. For the year ended December 31, 2000, permanent differences relate primarily to imputed interest expense on the Preferred Shares.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------





The primary temporary differences affecting future taxes are approximately as follows:

                                                2000                    1999
                                        ---------------          ---------------

Future tax assets:
SR&ED expenditures                       $ 15,590,000            $    8,990,000
Net operating losses                        9,770,000                 6,690,000
Investment tax credits                      4,040,000                 2,440,000
Share issue costs                           3,230,000                 3,190,000
Asset basis differences                       600,000                         -
                                        ---------------          ---------------

                                           33,230,000                21,310,000
Less: valuation allowance                 (29,320,000)              (21,310,000)
                                        ---------------          ---------------

                                            3,910,000                         -
Future tax liabilities:
Asset basis differences                    (8,740,000)                        -
                                        ---------------          ---------------

Net future income tax liability          $ (4,830,000)           $            -
                                        ==============           ===============


As at December 31, 2000, the Corporation has unclaimed Scientific Research and Experimental Development (SR&ED) expenditures, income tax loss carryforwards and investment tax credits. The unclaimed amounts and their expiry dates are as follows:

                                                                2000                1999
                                                            ------------        ------------
SR&ED expenditures (carried forward without expiry)         $ 35,500,000        $ 20,000,000
Income tax loss carryforwards:
    Federal (Canada)      (expire 2003-2007)                  14,300,000          12,000,000
    Provincial            (expire 2003-2007)                  25,800,000          20,000,000
    United States         (expire 2010-2015)                   9,600,000                   -
Investment tax credits    (expire 2006-2010)                   7,200,000           4,400,000


WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------





13.  Related Party Transactions

CVD is considered a related party by virtue of the fact that the Chairman and Chief Scientific Officer of the Corporation is also the Director of CVD.

The following related party amounts are included in amounts receivable and accounts payable and accrued liabilities:

                                                       2000              1999                 1998
                                              ------------------- -----------------  ----------------------
            Due from CVD                         $  188,276         $  175,454            $  164,107
                                              =================== =================  ======================

            Due to CVD                           $  443,089         $  218,510            $  491,770
                                              =================== =================  ======================

During the year ended December 31, 2000, the Corporation paid $1,000,000 (1999 - $7,600,000, 1998 - $400,000) for research and development fees to CVD under a Research Agreement entered into by the two organizations. In addition, the Corporation paid $150,000 (1999 - $150,000, 1998 - $225,000) to CVD relating to the research chair under the Research Agreement.

Also during the year 2000, the Corporation incurred salary expense of $670,271 (1999 - $2,509,055, 1998 - $3,294,295) relating to employees that have been seconded by the Corporation to CVD. These funds were reimbursed by CVD to the Corporation.

14.  Contingencies and Commitments

(a)  Research Agreement

The Corporation's research funding under the Research Agreement was $17.1 million for the period April 1, 1996 to December 31, 2000. CVD's research costs for the same period have been estimated at $29.3 million (unaudited).

The Corporation has agreed to fund, to the extent reasonable (and to the extent funding is not available from other sources), any additional research and development costs incurred by CVD in connection with such product development, and to the extent reasonable, the costs of the product's commercialization. The Research Agreement provides that any funding for research and development of the HeartSaver provided by the Corporation in excess of $33 million will be creditable against any future CVD royalty entitlement over a period up to ten years, with interest at 8% per annum from the year in which such excess is provided. The Research Agreement stipulates that the parties will negotiate to establish payment terms for repayment of any remaining balance, provided that if agreement as to such payment terms is not reached then such remaining balance shall become due and repayable by CVD within twelve months following the end of the respective ten-year period.

The Corporation has also agreed with CVD to fund $150,000 per year for the period from July 1, 1996 to June 30, 2001 for a research chair in medical devices at the University of Ottawa Heart Institute.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------





(b)  Legal Proceedings

The Corporation filed a complaint against Abiomed, Inc. in the Federal District Court for the District of Delaware on January 20, 1998. The complaint was based on alleged breach of contract, misappropriation of trade secrets, conversion of trade secrets and patent infringement relating to the Corporation's patented TET technology. Abiomed, Inc. filed a motion to include a counterclaim alleging that the Corporation misappropriated its trade secrets. Prior to the trial, the Corporation dropped its claim against Abiomed Inc. for patent infringement. On February 4, 2000, the trial of this suit concluded with the jury finding in favour of Abiomed, Inc. The Corporation does not plan to take any further action at this time.

(c)  Distribution and Supply Agreements with Edwards Lifesciences

The Corporation has entered into a distribution agreement (the Distribution Agreement) with Edwards whereby Edwards will be the sole distributor of the Corporation's heart assist and heart replacement products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart is committed to paying a minimum of US$2 million annually to Edwards in guaranteed gross margin on sales. The Corporation has also entered into a supply agreement with Edwards whereby Edwards will be the sole supplier of certain components to the heart assist and heart replacement products of the Corporation for a period of five years.

(d)  Operating Leases

The Corporation is committed to minimum lease payments for office facilities and equipment as follows:

     Year ended December 31, 2001          $ 1,060,100
                             2002              377,500
                             2002               38,700
                             2003               14,400

15.  Capital Lease Obligation

In December 1997, the Corporation entered into a capital lease with a sixty-five-month term with interest charged at a floating rate equal to the prevailing rate for Bankers' Acceptances plus 3%.

The Corporation has provided a $419,130 letter of credit in favour of the lessor to cover the term of the lease (1999 - $575,450, 1998 - $684,656). As collateral for this letter of credit, the Corporation has pledged $226,316 (1999 - $377,247, 1998 - $517,444) in cash and cash equivalents.

The minimum lease payments, prior to any adjustment for changes in interest rates, are as follows:

     Year ended December 31, 2001          $   173,796
                             2002              173,796
                             2003               64,923
                                           -----------
                                               412,515
     Less: amount representing interest        (35,268)
                                           -----------

    Capital lease obligation               $   377,247
                                           ===========

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------





16.  Net Change in Operating Components of Working Capital

The net change in operating components of working capital is comprised of:

                                                             Year ended           Year ended             Year ended
                                                           December 31,          December 31,           December 31,
                                                                   2000                 1999                   1998
                                                       ----------------------------------------------------------------------
Accounts receivable and other                             $ (2,871,227)           $  (214,013)           $     (2,565)
Prepaid expenses                                              (143,723)              (110,350)                (39,796)
Inventory                                                    1,580,137                      -                       -
Accounts payable and accrued liabilities                     2,783,026                453,468                (110,167)
Accrued compensation                                           672,981                329,388                  48,692
                                                       ----------------------------------------------------------------------

                                                          $  2,021,194            $   458,493             $  (103,836)
                                                       ======================================================================

17.  Segmented  Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Chief Executive Office.

The Corporation's reportable segments are its commercial operations related to the sale of the Novacor LVAS and related components and research and development focused mainly on development of the HeartSaver. On June 30, 2000, the Corporation acquired Novacor whose commercial operations now comprise the Corporation's commercial operations segment.

The accounting policies of the Corporation's operating segments are the same as those described in Note 1.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------





The following presents segment operating results for the year ending December 31, 2000 and identifiable long-lived assets as at December 31, 2000:

                                                        Commercial             Research and
                                                        operations             development          Total
                                                      -------------            ------------    --------------

Revenue                                               $  4,674,485                    -        $   4,674,485
                                                      -------------            ------------    --------------
Cost of goods sold
          Direct materials and labour                    2,443,610                    -            2,443,610
          Overheard and other                            4,825,735                    -            4,825,735
                                                      -------------            ------------    --------------
                                                         7,269,345                    -            7,269,345
                                                      -------------            ------------    --------------


Gross margin                                            (2,594,860)                   -           (2,594,860)
                                                      -------------            ------------    --------------


Expenses
          Selling, general and administrative            1,894,622               4,865,655        6,760,277
          Research and development                               -              18,395,885       18,395,885
                                                      -------------            ------------    --------------

                                                         1,894,622              23,261,540       25,156,162
                                                      -------------            ------------    --------------

Loss before the undernoted                            $ (4,489,482)           $(23,261,540)     (27,751,022)
                                                      =============           =============

          Amortization of intangibles                                                            (7,491,865)
          Other income (expenses), net                                                             (154,460)
          Recovery of future income taxes                                                         5,542,960
                                                                                               --------------

Net loss for the year                                                                          $(29,854,387)
                                                                                               =============

Long-lived assets                                     $ 22,183,422            $ 34,021,516      $56,204,938
                                                      ============            ============     =============

Additions to long-lived assets                        $ 22,183,422            $ 33,011,79       $55,195,219
                                                      ============            ============     =============


WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------





The following geographic area data includes revenue based on product shipment destination and long-lived assets based on physical location. The Corporation has a location in Canada and the United States:

                                                        Long-lived
                           Revenue                        assets
                       -------------------------------------------------

Canada                    $        93,963             $   5,241,966
United States                   2,712,946                50,962,972
Netherlands                     1,867,576                         -
                       -------------------------------------------------
                            $   4,674,485              $ 56,204,938
                       =================================================

During the year ended December 31, 2000, revenue included $1,961,539 resulting from sales to Edwards.

18.  Financial Instruments

Financial instruments recognized in the balance sheet consist of cash and cash equivalents, short-term investments, accounts receivable and other, accounts payable and accrued liabilities and a capital lease. The Corporation does not hold or issue financial instruments for trading purposes.

The  Corporation   invests  the  majority  of  its  excess  cash  in  high-grade instruments and diversifies the concentration of cash among different financial institutions.

(a)  Fair value

The Corporation believes that the carrying values of its financial instruments other than the capital lease and the preferred shares approximates their fair values because of their short terms to maturity. The Corporation believes that the carrying value of the capital lease obligation also approximates fair value because of its floating market rate of interest. The Corporation believes that the carrying value of the preferred shares also approximates fair value based originally on an independent valuation and that their imputed 12% rate of interest approximates market.

(b) Interest rate risk

The Corporation is subject to interest rate risks because of the short-term to maturity of its cash equivalents and short-term investments and the floating rate nature of its capital lease.

(c)  Foreign exchange risk

The Corporation enters into various foreign exchange contracts to protect the Corporation from the risk that the investments held are not adversely affected by changes in currency exchange rates. These contracts are short-term in nature.

As at December 31, 2000, the Corporation had outstanding a foreign exchange forward contract to sell US$4.1 million at an exchange rate of US$1 for $1.54 maturing on January 10, 2001. This financial instrument has been recorded at fair value at December 31, 2000 with the resultant gain of $165,712 recorded as a component of other receivables in current assets.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------




(d)  Credit risk

Financial instruments that potentially subject the Corporation to a concentration of credit risk consist of accounts receivable. The Corporation has a limited number of customers, all of which operate in the health care industry. As at December 31, 2000 approximately 49% of the accounts receivable balance was due from Edwards. The Corporation performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Corporation maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable.

19.   United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles differ, as they affect the Company, for the year ended December 31, 2000 in the following material respects from US GAAP. These principles did not differ from US GAAP in the years ended December 31, 1999 and 1998. Additionally, the statement of loss and cash flows, from inception, are presented below to conform with US GAAP disclosure requirements for development companies.

(a)  Balance sheets

                                                              December 31,            December 31,
                                                                   2000                   1999
                                                           -------------------------------------------
ASSETS
Current assets                                             $     59,493,594        $   25,632,750
Cash pledged as collateral for capital lease                        226,316               377,247
Capital assets                                                    6,263,544               839,719
Goodwill and other intangible assets (1)                         42,188,399               170,000
                                                           -------------------------------------------
                                                            $   108,171,853        $   27,019,716
                                                           ===========================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                                         $     8,466,534       $     2,030,759
Capital lease obligation                                            226,316               377,247
Deferred income taxes                                             5,066,840                     -
                                                           -------------------------------------------
                                                                 13,759,690             2,408,006
                                                           -------------------------------------------

Preferred shares (2)                                             92,671,602                     -
                                                           -------------------------------------------

SHAREHOLDERS' EQUITY
Common shares (4)                                               122,415,889           106,401,946
Accumulated deficit (3 & 4)                                    (120,675,328)          (81,790,236)
                                                           -------------------------------------------
                                                                  1,740,561            24,611,710
                                                           -------------------------------------------
                                                            $   108,171,853        $   27,019,716
                                                           ===========================================

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------





(b)  Statements of loss for the year ended December 31, 2000 and from inception
--------------------------------------------------------------------------------

                                                                                                   Period from
                                                                          Year ended              April 1, 1996 to
                                                                          December 31,             December 31,
                                                                            2000                      2000
                                                                       -------------------------------------------
Net loss before income taxes in accordance with Canadian GAAP            $  (35,397,347)          $   (68,524,433)
Adjustments to reconcile to US GAAP:
Write-off of purchased in-process research                                   (9,036,448)               (9,036,448)
         and development (1)
Amortization of purchased in-process research and development  (1)            1,283,453                 1,283,453
Interest on preferred shares (2)                                              3,049,792                 3,049,792
Foreign exchange translation of preferred shares (3)                         (1,039,542)               (1,039,542)
Compensation expense adjustment for shares issued below
         IPO price (4)                                                                -               (48,663,150)
                                                                       -------------------------------------------
                                                                            (41,140,092)             (122,930,328)
Recovery of deferred income taxes                                             2,255,000                 2,255,000
                                                                       -------------------------------------------
Net loss in accordance with US GAAP                                         (38,885,092)             (120,675,328)
Accretion on preferred shares                                                (3,080,000)               (3,080,000)
                                                                       -------------------------------------------

Net loss applicable to common shareholders                                $ (41,965,092)           $ (123,755,328)
                                                                       ===========================================

Loss per common share
Weighted average number of common shares outstanding                        14,878,625
                                                                       ==================
Basic and diluted loss per common share                                         $(2.82)
                                                                       ==================

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------




(c) Statement of cash flow from inception


                                                               Period from
                                                               April 1, 1996 to
                                                               December 31, 2000
                                                               -----------------

Cash provided from (used in) operating activities               $ (52,341,006)
Cash provided from (used in) investing activities                 (24,841,875)
Cash provided from (used in) financing activities                 100,807,430
                                                                --------------

Increase (decrease) in cash and cash equivalents for the period    23,624,549
Cash and cash equivalents, beginning of the period                          -
                                                                --------------
Cash and cash equivalents, end of the period                     $ 23,624,549
                                                                ==============


(d)      Footnotes

(1) Under US GAAP acquired in-process research and development is required to be expensed if the related technology has not reached technological feasibility and does not have an alternative future use. Under Canadian GAAP this amount is capitalized and amortized over its useful life.

(2) Under US GAAP mandatorily redeemable convertible preferred shares are recorded as mezzanine financing at their fair value on the date of issue and excluded from both shareholders' equity and long-term debt. Dividends are accumulated on these shares at the average dividend rate and this amount, together with the amount necessary to accrete the fair value to the redemption price on maturity, are charged directly to paid-in capital. Under Canadian GAAP these shares are treated as compound instruments and divided into their debt and equity components based on their fair value at the time of issue and imputed interest and dividends related to the debt component are charged to earnings.

(3) Under US GAAP all monetary items denominated in foreign currencies are exchanged at the balance sheet rate with resulting exchange gains or losses included in income. Under Canadian GAAP exchange gains or losses on monetary items with a fixed life are deferred and amortized over the life of the item.

(4) Under US GAAP, the difference between the issue price and initial public offering (IPO) price of shares issued within a one-year period prior to the IPO is generally accounted for as an expense and charged against earnings for the period with a corresponding and equal amount recorded as paid-in capital. This difference of $48,663,150 increased the accumulated deficit and capital stock reported for the period ended December 31, 1996 under US GAAP, with no difference reported in total shareholders' equity.

(5) Under US GAAP the Corporation's policy is to review the carrying amounts of goodwill and other intangible assets in a manner consistent with that described in note 1 (h), except that, in the event an impairment exists, an impairment charge would be determined by comparing the carrying amounts of the asset to the applicable estimated future cash flows, discounted at a
     risk-adjusted   interest   rate.

(6) Under US GAAP net loss includes depreciation and amortization relating to capital assets and goodwill and other intangible assets of $1,210,715 and $6,208,412 respectively.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------




(e)  Share based compensation

The Corporation has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123). The Corporation applies Accounting Principles Board opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock option grants and accordingly, because the exercise price of employee stock options equals the market price of the underlying common shares on the date of grant, no compensation expense has been recognized for grants made during the period.

Had compensation costs been determined based on the fair value of options on the date of grant, consistent with the methodology prescribed under SFAS 123, the Corporation's net loss and loss per share would have increased to the following pro-forma amounts:

                                                  Year ended                Year ended              Year ended
                                                  December 31,              December 31,            December 31,
                                                     2000                      1999                    1998
                                               ---------------------------------------------------------------------
Net loss under US GAAP                          $ (38,885,092)             $ (17,442,741)        $    (3,665,269)
Estimated share based compensation costs             (877,224)                  (430,141)               (146,237)
                                               ---------------------------------------------------------------------

Pro forma net loss                                (39,762,316)               (17,827,882)             (3,811,506)
Accretion on preferred shares                      (3,080,000)                         -                       -
                                               ---------------------------------------------------------------------

Net loss applicable to common shareholders      $ (42,842,316)             $ (17,827,882)         $   (3,881,506)
                                               =====================================================================

Pro forma basic loss per share                  $       (2.88)             $       (1.33)                  (0.34)
                                               =====================================================================


The weighted average fair value of the options issued during the year ended December 31, 2000 was $7.52 (1999 - $8.67, 1998 - $5.37). This fair value of each option granted during 2000, 1999 and 1998 is estimated on the date of the grant using the Black-Scholes model with the following weighted average assumptions:
                                      2000        1999         1998
                                      ----        ----         ----

Expected option life, in years           7           7            7
Volatility                             75%        66.6%        62.6%
Risk free interest rate                 6%           5%           5%
Dividend yield                         Nil         Nil           Nil

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2000
--------------------------------------------------------------------------------




(f)      New accounting pronouncements

In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) which established standards for derivative instruments and hedging activities. It requires that all derivatives be recognized as either assets or liabilities on the balance sheet and be measured at fair value. SFAS 133 is effective for fiscal years beginning after June 15, 1999, which was the fiscal year beginning January 1, 2000 for the Corporation. Prior periods should not be restated. In June 1999, the FASB issued SFAS No. 137, which delays the effective date of SFAS 133 until fiscal years beginning after June 15, 2000, which is the fiscal year beginning January 1, 2001 for the Corporation. The Corporation does not expect the adoption of this pronouncement to have a material impact on its results of operations or financial position.

In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements", which was amended in March 2000 by SAB 101A. The SAB summarizes certain of the SEC staff views in applying generally accepted accounting principles to revenue recognition in financial statements. This SAB is effective beginning with the Corporation's first quarter of fiscal 2001. The Corporation does not expect the adoption of this SAB to have a material impact on its results of operations or financial position.

                                                                     Schedule II

                             World Heart Corporation



Valuation and Qualifying Accounts


Balance at June 30, 2000 acquisition of Novacor              $ 100,912

Bad debt expense for the year                                        -

Write-offs/adjustments                                               -
                                                             ---------

Balance at December 31, 2000                                 $ 100,912
                                                             =========