Form 20-F
WORLD HEART CORP
filed 2002-06-10
CIK 1024520

----------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------
                                    FORM 20-F

                     Annual Report Pursuant to Section 13 or
                  15(d) of the Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 2001
                         Commission File Number 0-28882
                                -----------------
                             World Heart Corporation
             (Exact name of Registrant as specified in its charter)

                                     ONTARIO
                 (Jurisdiction of incorporation or organization)

                                 1 Laser Street
                         Ottawa, Ontario, Canada K2E 7VI
                    (Address of principal executive offices)

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

                                      None

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

                    Common shares . . . . . . . . 14,943,127

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

          Indicate by check mark which financial statement item the registrant has elected to follow.


                             Item 17 |_| Item 18 |X|

In this document, World Heart Corporation is referred to as the "Corporation" or "WorldHeart", the ventricular assist device, HeartSaverVAD(TM) being developed by WorldHeart is referred to as "HeartSaver" and its left ventricular assist system, Novacor(R)LVAS is referred to as "Novacor LVAS".

The Noon Buying Rate for cable transfers in Canadian dollars offered by the Bank of Canada, on May 30, 2002, was Cdn$1.00 = US$.6519. The Corporation publishes its audited financial statements in Canadian dollars. In this Annual Report, references to "dollars" or "$" or "Cdn $" are to Canadian dollars and references to "US dollars" or "US$" are to United States dollars.

Unless otherwise stated, all translations of Canadian dollars into United States dollars in this Annual Report have been made at the rate of Cdn$1.00 = US$.6278.

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

                             WORLD HEART CORPORATION

                               INDEX TO FORM 20-F

20-F Part and Item No.                                                  Page No.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers................5
Item 2.  Offer Statistics and Expected Timetable............................. 5
Item 3.  Key Information..................................................... 5
Item 4.  Information on the Company..........................................16
Item 5.  Operating and Financial Review and Prospects........................30
Item 6.  Directors, Senior Management and Employees..........................40
Item 7.  Major Shareholders and Related Party Transactions...................50
Item 8.  Financial Information...............................................51
Item 9.  The Offer and Listing...............................................52
Item 10. Additional Information..............................................53
Item 11. Quantitative and Qualitative Disclosures about Market Risk..........63
Item 12. Description of Securities Other than Equity Securities..............64


PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies......................64
Item 14. Material Modifications to the Rights of Security Holders
             and Use of Proceeds..............................................64
Item 15. Reserved.............................................................64
Item 16. Reserved.............................................................64



PART III

Item 17. Financial Statements.................................................65
Item 18. Financial Statements.................................................65
Item 19. Exhibits.............................................................65

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.


Item 2. Offer Statistics and Expected Timetable

Not applicable.


Item 3. Key Information

A. Selected Financial Data

The selected financial data as at December 31, 1997 through 2001, and for the twelve months then ended set forth below in Canadian dollars is derived from the audited consolidated financial statements of the Corporation, including the notes thereto, included elsewhere in this Annual Report. Certain financial data are also presented in United States dollar amounts for the year ended December 31, 2001 using an exchange rate of Cdn$1.00 = US$.6519, which represents the Bank of Canada noon buying rate as at May 30, 2002, solely for the convenience of the reader. Such translations should not be construed as representations that the Canadian dollar amounts represent, or have been or could be converted into, United States dollars at any other rate. The selected financial data should be read in conjunction with the audited consolidated financial statements, including notes thereto.

Canadian GAAP Consolidated Statements of Loss Data:

--------------------------------------------------------------------------------------------------------------------------
                        Twelve months ended Dec. 31,  Twelve months    Twelve months    Twelve months     Twelve months
                                    2001              ended Dec. 31,  ended Dec. 31,    ended Dec. 31,   ended Dec. 31,
                                                           2000            1999              1998             1997
                        --------------------------------------------------------------------------------------------------
                            Cdn$           US$             Cdn$             Cdn$              Cdn$             Cdn$
--------------------------------------------------------------------------------------------------------------------------

Revenue (1)                  8,252,624      5,379,886       4,674,485                -                 -                -

Loss from operations        62,097,024     40,481,050      35,242,887       18,671,650         4,215,663        9,790,780

Loss before income taxes    70,654,812     46,059,872      35,928,382       17,442,741         3,665,269        9,436,846

Net loss                    65,666,568     42,808,036      30,385,422       17,442,741         3,665,269        9,436,846

Basic and diluted net
loss per common share             4.36           2.84            2.04             1.30              0.33             0.93


Weighted average number
of common shares
outstanding (#)             15,069,229     15,069,229      14,878,625       13,463,943        11,078,948       10,150,000
--------------------------------------------------------------------------------------------------------------------------

     (1)  Commercial activities commenced with the Corporation's acquisition of Edwards Novacor LLC from Edwards
          Lifesciences LLC on June 30, 2000.


U.S. GAAP Consolidated Statements of Loss Data:


----------------------------------------------------------------------------------------------------------------------
                      Twelve months ended Dec.    Twelve months    Twelve months     Twelve months    Twelve months
                              31, 2001           ended Dec. 31,    ended Dec. 31,   ended Dec. 31,    ended Dec. 31,
                                                      2000              1999             1998              1997
                      ------------------------------------------------------------------------------------------------
                         Cdn$          US$            Cdn$              Cdn$             Cdn$              Cdn$
----------------------------------------------------------------------------------------------------------------------
Net loss in
accordance with
U.S. GAAP              54,216,851    35,343,965       38,885,092        17,442,741        3,665,269         9,436,846

Accretion of
preferred shares        7,071,611     4,609,983        3,080,000                 -                -                 -
                      ------------------------------------------------------------------------------------------------

Net loss applicable
to common shares       61,288,462    39,953,948       41,965,092        17,442,741        3,665,269         9,436,846

Basic and diluted
net loss per common
share                        4.04          2.63             2.82              1.30             0.33              0.93

Weighted average
number of common
shares (#)             15,168,879    15,168,879       14,878,625        13,463,943       11,078,948        10,150,000
----------------------------------------------------------------------------------------------------------------------


                                                           7


 Canadian GAAP Consolidated Balance Sheet Data:

----------------------------------------------------------------------------------------------------------------------------
                                        Dec. 31, 2001            Dec. 31,        Dec. 31,       Dec. 31,       Dec. 31,
                                                                    2000           1999            1998           1997
                               ---------------------------------------------------------------------------------------------
                                     Cdn$           US$            Cdn$            Cdn$           Cdn$           Cdn$
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents            15,345,159     10,003,509     23,624,549      10,969,399      5,561,941      4,699,915

Short-term investments                6,881,300      4,485,919     22,696,677      13,680,708      8,571,098              -

Working capital                      26,197,918     17,078,423     51,027,060      23,601,991     13,489,597      4,026,062

Goodwill and other intangibles       34,734,872     22,643,663     49,941,394         170,000        178,000        186,000

Total assets                         77,883,118     50,772,005    115,924,848      27,019,716     16,482,589      7,390,902

Long-term debt                           63,829         41,610        226,316         377,247        517,444        652,870

Preferred shares                     65,684,726     42,819,873     55,211,759               -              -              -

Common stock                         72,902,159     47,524,917     73,752,739      57,738,796     30,347,768     17,467,337

Special Warrants and rights          18,306,665     11,934,115

Contributed surplus                  38,885,336     25,349,350     36,951,336               -              -              -

Shareholders' equity (net assets)       478,059        311,647     47,191,567      24,611,710     14,663,423      5,448,261

Number of common shares              14,943,127     14,943,127     15,117,427      14,150,539     12,243,000     10,150,000
outstanding (1)

Dividend per share                            -              -              -               -              -              -
----------------------------------------------------------------------------------------------------------------------------

     (1)  Commencing on September 17, 2001 and ending on October 12, 2001, the Corporation purchased 174,300 of its common shares at market prices on the Nasdaq National Market for a total cost of $1,287,606. All repurchased shares have been cancelled.


Selected U.S. GAAP Balance Sheet Data:

The following balance sheet items, as presented under U.S. GAAP, differ from Canadian GAAP:


-------------------------------------------------------------------------------------------------------------------------------
                                          Dec. 31, 2001             Dec. 31,       Dec. 31,       Dec. 31,        Dec. 31,
                                                                      2000            1999           1998           1997
                                 ----------------------------------------------------------------------------------------------
                                       Cdn$            US$            Cdn$           Cdn$           Cdn$            Cdn$
-------------------------------------------------------------------------------------------------------------------------------


Goodwill and other intangibles         30,216,648     19,698,233      42,188,399        170,000        178,000         186,000

Total assets                           73,364,894     47,826,574     108,171,853     27,019,716     16,482,589       7,390,902

Preferred shares                      105,319,402     68,657,718      92,671,602              -              -               -

Common stock                          121,565,309     79,248,425     122,415,889    106,401,946     79,010,918      66,130,487

Special warrants and rights            14,886,649      9,704,606

Shareholders' equity, net assets     (47,094,857)   (30,701,137)       1,740,561     24,611,710     14,663,423       5,448,261
-------------------------------------------------------------------------------------------------------------------------------



Exchange Rates:

The Noon Buying Rate for Canadian dollars offered by the Bank of Canada (Noon Buying Rate) as of May 30, 2002 was Cdn$1.00 = US$.6519.

The following tables set forth, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars and, for the annual periods, the average of such exchange rates on the last day of each month during such period, and the rates for each such period end, based upon the Noon Buying Rate:



    ---------------------------------------------------------------------------

        Year ended       High        Low       Average       Period End
       December 31,
    ---------------------------------------------------------------------------
            2001         0.6695     0.6242       0.6458         0.6279
            2000         0.6973     0.6413       0.6733         0.6666
            1999         0.6929     0.6537       0.6730         0.6929
            1998         0.7105     0.6343       0.6743         0.6534
            1997         0.7489     0.6948       0.7223         0.6997
    ---------------------------------------------------------------------------

            ---------------------------------------------------
            Month                      High             Low
            ---------------------------------------------------
            May 2002                  0.6367            0.6547
            April 2002                0.6397            0.6252
            March 2002                0.6342            0.6269
            February 2002             0.6295            0.6207
            January 2002              0.6290            0.6199
            December 2001             0.6397            0.6267
            ---------------------------------------------------


B) Capitalization and Indebtedness


Not applicable.



C) Reasons for the Offer and Use of Proceeds


Not applicable.

D) Risk Factors

Limited Revenues Earned Since Incorporation

Although the Corporation generated revenues of $8,252,624 from commercial sales of Novacor LVAS for the year ended December 31, 2001, the Corporation does not expect to generate substantial revenues until such time, if ever, as it receives a U.S. Food and Drug Administration, or "FDA", "destination therapy" indication for the Novacor LVAS, or as development efforts relating to, and clinical trials of, HeartSaver are successfully completed and regulatory approvals for its commercial sale are obtained. Destination therapy is the use of a device to support a patient who has no predictable prospect of future heart transplant or recovery of their natural heart. The Corporation does not contemplate commercial production of HeartSaver until late 2004 or early 2005. Moreover, no assurance can be given that any regulatory approvals will ever be obtained or, even if obtained, that such approvals will lead to the successful commercialization of HeartSaver.

Significant Capital Requirements and Need for Significant Additional Financing

The Corporation anticipates that its working capital will be sufficient to meet its present operating and capital requirements for at least the next fiscal year ending December 31,2002. However, it will need substantial additional funds to expand operations thereafter. The Corporation has no current arrangements with respect to sources of additional financing, and there can be no assurance that additional financing will be available to the Corporation when needed, on commercially reasonable terms. The inability to obtain additional financing when needed could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Regulatory Approvals May Not Be Obtained

Most countries, including the United States, Canada and countries in the European Union, require regulatory approval prior to the commercial distribution of many medical devices. In particular, implanted medical devices generally are subject to rigorous clinical testing as a condition of approval by the FDA and by similar authorities in Canada, in Europe and in other countries. The approval process for HeartSaver and Novacor LVAS is expensive and time consuming. Non-compliance with applicable regulatory requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant marketing approval for devices, withdrawal of marketing approvals, and criminal prosecution. The inability to obtain the appropriate regulatory approvals for the Corporation's products in the United States, Canada and the rest of the world could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation plans to apply in the fourth quarter of 2002 to Health Canada, which administers the Food and Drugs Act (Canada) governing the sale and advertising of medical devices in Canada, for its approval to commence human clinical trials of HeartSaver in late 2002 or early 2003, and, if such trials are successful, the Corporation expects to apply in 2004 for

Health Canada's approval to market HeartSaver in Canada in late 2004 or early 2005. Thereafter, the Corporation will seek the necessary regulatory approvals for clinical trials and market approval in the European Union. The Corporation likely will not file an application for an Investigational Device Exemption with the FDA until such clinical trials are approved and satisfactorily concluded in Canada and Europe. There can be no assurance that Health Canada, the FDA or any other regulatory authority will act favourably or quickly in its review of the Corporation's applications, if and when made, and significant difficulties and costs may be encountered by the Corporation in its efforts to obtain such approvals that could delay or preclude the Corporation from selling HeartSaver in Canada, the United States and elsewhere. Failure to receive, or delays in receiving, such approvals, including the need for extensive clinical trials or additional data as a prerequisite to approval, limitations on the intended use of HeartSaver, the restriction, suspension or revocation of any approvals obtained or any failure to comply with approvals obtained could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Although Novacor LVAS has already been approved in Europe for use in end-stage heart failure patients without restriction to indication ("bridge-to-transplant," "alternative-to-transplant" and "bridge-to-recovery"), it is currently approved in the United States and Canada as a "bridge-to-transplant" therapy only, for recipients awaiting a donor heart. Novacor LVAS is in clinical trials in the United States for the expanded destination therapy market indication and, the Corporation intends to file a supplement to its PreMarket Approval with the FDA for such indication. In addition, market approval of Novacor LVAS for one or more indications is in various regulatory stages in other countries. There can be no assurance that a PreMarket Approval supplement will be filed or that any further regulatory approvals will be obtained. The inability to expand the indicated uses of Novacor LVAS in the United States and other countries could have a material adverse effect on the Corporation's future earnings.

The manufacture of medical devices is subject to compliance with Canadian federal environmental and health and safety regulations and those of various provincial and local agencies. Although the Corporation believes that both it and the Cardiovascular Devices Division ("CVD") of the Ottawa Heart Insititute Research Corporation ("OHIRC"), the entity from which the Corporation has obtained all of its licensing rights relating to the commercialization of the HeartSaver and that is anticipated will direct the conduct of the clinical trials of the HeartSaver under contract to the Corporation, are in compliance with these regulations in all material respects, there can be no assurance that the Corporation will not be required to incur significant costs to comply with environmental and health and safety regulations in the future.


Dependence on a Limited Number of Products

The Corporation's future financial performance will depend on the successful sales and marketing of Novacor LVAS and the development, introduction, customer acceptance and successful sales and marketing of the Corporation's proposed HeartSaver, which is currently under development. To date, all of the Corporation's revenues have resulted from sales of Novacor LVAS. Existing pre-clinical data relating to HeartSaver is limited, and no applications for any clinical trials or regulatory approvals have been made. Prior to any commercial use, the technologies relating to HeartSaver currently under development will require pre-clinical and extensive clinical testing, and regulatory approvals. New product development is highly uncertain and unanticipated developments, clinical and regulatory delays, adverse or unexpected side effects or inadequate therapeutic efficacy could delay or prevent the successful commercialization of HeartSaver. There can be no assurance that either CVD or the Corporation will not experience difficulties that could delay or prevent the commercialization of HeartSaver. Any significant delays in, or premature termination of, clinical trials of the Corporation's products under development could have a material adverse effect on the Corporation's business, financial condition and results of operations.


Uncertainty of Market Acceptance

HeartSaver and Novacor LVAS represent new ventricular assist technologies that must compete with other pulsatile assist products as well as with other therapies for heart failure, such as medication, transplants, cardiomyoplasty and, perhaps, in the future, non-pulsatile flow (continuous flow) pumps. Failure of the Corporation's products to achieve significant market acceptance could have a material adverse effect on the Corporation's business, financial condition and results of operations.


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

Many of the Corporation's competitors have substantially greater financial, technical, manufacturing, distribution and marketing resources than the Corporation. There can be no assurance that third parties will not succeed in developing or marketing technologies and products that are more effective than those developed or marketed by the Corporation or that could render the Corporation's technology and products non-competitive or obsolete, or that the Corporation will be able to keep pace with technological developments.


Limitations on Third-Party Reimbursement

Individual patients will seldom be able to pay directly for the costs of implanting the Corporation's devices and systems. Successful commercialization of the products will depend in large part upon the availability of reimbursement for the treatment and medical costs associated with the products from third-party payers, including Medicare, Medicaid, and private health insurers and managed care organizations. Consequently, the Corporation expects that its products will typically be purchased by healthcare providers, clinics, hospitals and other users who will bill various third-party payers, such as government programs and private insurance plans, for the healthcare services provided to their patients.

Coverage and the level of payment provided by United States and foreign third-party payers vary according to a number of factors, including the medical procedure, third-party payer, location, outcome and cost. In the United States, many private payers follow the recommendations of the Center for Medicare and Medicaid Services, which establishes guidelines for the government coverage of procedures, services and medical equipment and the payment by healthcare providers.

There can be no assurance with respect to any markets in which the Corporation seeks to distribute its products that third-party coverage and reimbursement will be adequate, that current levels of reimbursement will not be decreased in the future or that future legislation, regulation or reimbursement policies of third-party payers will not otherwise adversely affect the demand for the Corporation's products or its ability to sell its products on a profitable basis, particularly if the installed cost of the Corporation's systems and devices should become more expensive than competing products or procedures. The unavailability of third-party payer coverage or the inadequacy of reimbursement could have a material adverse effect on the Corporation's business, financial condition and results of operations.


Potential Product Liability

The Corporation's business exposes it to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of HeartSaver and Novacor LVAS by device recipients in whom the devices are implanted or by their families. Claims of this nature, if successful, could result in substantial damage awards to the claimants, which may exceed the limits of any applicable insurance coverage held by the Corporation. A successful claim brought against the Corporation in excess of, or outside of, its insurance coverage could have a material adverse effect on the Corporation's business, financial condition and results of operations. Claims against the Corporation, regardless of their merit or potential outcome, could also have a material adverse effect on the Corporation's ability to obtain physician endorsement of its products or expand its business.



Risks Associated with Manufacturing Operations; Risks Resulting From Dependence on Third-Party Manufacturers; Dependence on Sole Suppliers

The manufacture of the Corporation's products is a complex operation involving a number of separate processes and components. Certain of the manufacturing processes involved are labour-intensive. Achieving significant cost reductions will depend in particular upon reducing the time required to complete these processes. The conduct of manufacturing operations is subject to numerous risks, including reliance on third-party manufacturers, unanticipated technological problems and delays. There can be no assurance that the Corporation, or any entity manufacturing products or components on behalf of the Corporation, will be able to comply with applicable manufacturing regulations or satisfy regulatory inspections in connection with the manufacture of the Corporation's products. Failure or delay by the Corporation or any third-party manufacturer of the Corporation's products or product components to comply with applicable regulations or to satisfy regulatory inspections could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation is currently dependent on single source third-party manufacturers for several of the components used in Novacor LVAS and HeartSaver. The Corporation does not have agreements with many of such single source manufacturers and purchases these components pursuant to purchase orders placed from time to time in the ordinary course of business. The Corporation is substantially dependent on the ability of these manufacturers to provide adequate inventories of these components on a timely basis and on favourable terms. These manufacturers also produce components for certain of the Corporation's competitors, as well as other large customers, and there can be no assurance that such manufacturers will have sufficient production capacity to satisfy the Corporation's inventory or scheduling requirements during any period of sustained demand, or that the Corporation will not be subject to the risk of price fluctuations and periodic delays. Although the Corporation believes that its relationship with its manufacturers is satisfactory and that alternative sources for the components it currently purchases from single source suppliers are currently available, the loss of the services of such manufacturers or substantial price increases imposed by such manufacturers, in the absence of readily available alternative sources of supply would have a material adverse effect on the Corporation. Failure or delay by such manufacturers in supplying components to the Corporation on favourable terms could also adversely affect the Corporation's operating margins and the Corporation's ability to develop and deliver its products on a timely and competitive basis.


Dependence on Key Personnel

The success of the Corporation is largely dependent upon the personal efforts of its Chairman and Chief Scientific Officer, Dr. Tofy Mussivand, and its President and Chief Executive Officer, Mr. Roderick M. Bryden. Its success is also dependent on the efforts of the Corporation's Senior Vice President, Research and Development, Mr. Jal Jassawalla, in connection with the transition from HeartSaver prototype system manufacturing to HeartSaver commercial-scale manufacturing. In addition, because of the specialized scientific nature of the Corporation's business, the Corporation is dependent on its ability to attract and retain qualified scientific, technical and key management personnel.


Potential Conflicts of Interests

Dr. Tofy Mussivand, Chairman and Chief Scientific Officer of the Corporation, is also the Director and Principal Investigator of CVD. In addition, OHIRC (the research entity of which CVD is a division) is a principal shareholder of the Corporation, beneficially owning 4.6% of the outstanding common shares. The foregoing arrangements and relationships may give rise to conflicts of interest with respect to future interpretations of the agreements between the Corporation and CVD or with respect to future transactions between the Corporation and CVD. Moreover, there can be no assurance that in the carrying out of his duties with respect to CVD, Dr. Mussivand will not find himself in situations which could give rise to conflicts of interest with his duties to the Corporation. There can be no assurance that if conflicts do arise, they will be resolved in a manner favourable to the Corporation. There can also be no assurance that future transactions or arrangements between the Corporation and any of such entities will be advantageous to the Corporation.


Volatility of Stock Price

The Corporation is in the biotechnology industry and, as such, the price of its common shares has been, and is likely to continue to be, highly volatile. Future announcements concerning the Corporation or its competitors, quarterly variations in operating results, introduction of new products, delays in the introduction of new products or changes in product pricing policies by the Corporation or its competitors, acquisition or loss of significant customers, partners, distributors and suppliers, changes in earnings' estimates by analysts, regulatory developments, or fluctuations in the economy or general market conditions, among other factors, could cause the market price of the common shares to fluctuate substantially. There can be no assurance that the market price of the common shares will not decline below its current price or that it will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation's performance.


Reliance on Edwards Lifesciences LLC ("Edwards")

On June 30, 2000 the Corporation entered into a distribution agreement with Edwards whereby Edwards will be the sole distributor, except in the United States, of the Corporation's heart assist and heart replacement products, including Novacor LVAS and HeartSaver, until June 30, 2005. The Corporation's commercial success will thus depend in large part upon Edwards' ability to market and sell the Corporation's products and there can be no assurance that Edwards will be successful in doing so. Moreover, pursuant to the terms of the distribution agreement, the Corporation is obligated to pay Edwards a minimum annual fee of US$2,000,000 for the duration of the agreement. Distribution and sales of Novacor LVAS through Edwards accounted for a significant portion of the Corporation's total revenue in fiscal 2000 and 2001. On June 30, 2000 the Corporation also entered into a supply agreement with Edwards whereby Edwards is the sole supplier of certain components of the heart assist products of the Corporation, including Novacor LVAS and HeartSaver, until June 30, 2005. In the event Edwards is unable to provide adequate inventories of such components to the Corporation on a timely basis it could have a material adverse effect on the Corporation. In addition, the existence of the Corporation's relationship with Edwards may limit the ability of the Corporation to establish, or preclude the establishment of, relationships with competitors of Edwards.


Risks Associated with Acquisitions

The Corporation from time to time evaluates potential acquisitions of complementary businesses, products and technologies. Such acquisitions could subject the Corporation to numerous risks, including risks associated with the integration into the Corporation of new employees and technology. Moreover, the negotiation and completion of such transactions involve the diversion of the Corporation's resources. In addition, acquisitions could result in immediate and substantial dilution of the Corporation's existing shareholders, large one-time write-offs or the creation of goodwill or other intangible assets. The failure to successfully evaluate, negotiate, effect and integrate an acquisition transaction could have a material adverse effect on the Corporation's business, financial condition and results of operations.


 Item 4. Information on the Company

A. History and Development of the Company

The Corporation was incorporated by Articles of Incorporation under the laws of the Province of Ontario, Canada, on April 1, 1996. The legal and commercial name of the Corporation is World Heart Corporation. The Corporation's head office is located at 1 Laser Street, Ottawa, Ontario, Canada, K2E 7V1 and its telephone number is (613) 226-4278. The Corporation has registered HeartSaverVAD(TM) as a trademark in Canada, and has applied to register it in the

United States and in several other countries. World Heart Inc., a wholly-owned subsidiary is located at 7799 Pardee Lane, Oakland, CA, USA, 94621 and with the telephone number (510) 563-5000. 2007262 Ontario Inc., an associated research and development company, is located at the Corporation's head office address and with an ownership structure discussed in Item 10.C.

WorldHeart was organized in April 1996 to develop a global scale medical device business focused initially on HeartSaver. CVD initially developed HeartSaver. HeartSaver is designed to be an affordable, fully implantable heart assist device to provide long-term support of pulsatile blood flow to patients suffering from heart failure and to permit the recipient to return to near normal activities. Commencement of clinical trials in humans is planned for late 2002 or early 2003, subject to Health Canada approval. Subject to regulatory approval, commercial production of HeartSaver in Canada is planned for late 2004 or early 2005.

On June 30, 2000, the Corporation, through World Heart Inc., its wholly owned subsidiary, acquired the assets and liabilities of Edwards Novacor LLC ("Novacor") from Edwards for a total purchase price of approximately $62.5 million. As a result of this acquisition, WorldHeart began commercial operations with the sale of Novacor LVAS. Development of Novacor LVAS commenced in 1969 with the objective of developing a long-term circulatory support device and with the focus on an implantable electrically driven pump. Novacor received its pre-market approval from the FDA in the United States in September 1998 for use as a bridge-to-transplantation in cardiac transplant candidates at risk of imminent death from non-reversible left ventricular failure. Novacor LVAS has been implanted in more than 1,300 patients worldwide.


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

The Novacor LVAS represents the current generation of implantable pulsatile VADs, with HeartSaver as the next generation of fully implantable pulsatile VADs.

Current Treatment Methods for End-Stage Heart Failure

The search for an effective treatment for end-stage heart failure is ongoing. Therapies such as medication and transplantation have significant limitations, and alternative emerging technologies, such as xenografts, cardiomyoplasty, genetic tissue engineering, multiple site pacing and implantable artificial hearts (total artificial hearts and ventricular assist devices, pulsatile and non-pulsatile), are being investigated. The following are treatment methods currently being employed for heart failure:


Medication. Pharmaceutical drugs are the first line of defence against heart failure; however, in spite of many advances, drug therapies continue to be able to provide only very limited relief. Drug therapies do not treat the underlying disorder and, thus, can only slow the disease's progression. Moreover, a significant number of heart failure patients may be resistant to treatment with drug therapies and often such therapies have side-effects, some of which can be quite serious for certain patients.

Heart Transplantation. Heart transplantation is currently the intervention of choice for some patients with end-stage heart failure. Patients receiving heart transplants have a 69.5% five-year survival rate (source: American Heart Association ("AHA"), 1996-97 data). However, the availability of donor organs as well as other major limitations, described below, has limited the number of transplants worldwide to about 4,000 per year. In the United States, the number of heart transplants is just over 2,000 annually (2000 - 2,198, 1999 - 2,184, 1998 - 2,340, 1997 - 2,290, 1996 - 2,342), according to the AHA, despite the fact that the AHA estimates that each year at least 40,000 Americans under age 65 would benefit from heart transplants. Another negative feature of transplants is the need for immunosuppression medication, which can make patients vulnerable to other diseases and may have other side effects. In addition, heart transplantation procedures cannot be used in emergency situations because of the time required to obtain a suitable donor organ. The quality of donor hearts is not always optimal and, once implanted, little can be done about the quality of the graft. The transplanted natural heart can itself develop complications. Finally, the costs of heart transplants are reported to be up to US$250,000 for the first year.


Artificial Heart Technology. Both total artificial hearts and VADs (each a form of mechanical circulatory device) have been used clinically and have been demonstrated to be viable treatments for end-stage heart failure. These devices have already saved thousands of lives during temporary use as a bridge-to-transplant while the recipients await a heart transplant and recently have been used as a bridge-to-recovery therapy or as an alternative-to-transplantation. However, the devices currently on the market are designed for implantation in the abdomen or placement outside the body with connections to the heart, both requiring perforation of the diaphragm and/or skin tissue. The external devices require at least two perforations of the protective skin and tissue, and connection to a console which restricts patient mobility. Implantable devices require a percutaneous lead for air and power. One fully implantable VAD is the LionHeart(TM) from Arrow International, Inc. ("Arrow") which is currently undergoing clinical trials in the U.S.

Advantages of VADs

VADs that are either externally placed or abdominally implanted have been demonstrated as being effective in supporting blood circulation in patients with a failing heart. Approximately 10,000 patients have been supported while awaiting transplant, with several being supported for more than two years, by pulsatile VADs that are in the market, including over 1,300 Novacor LVAS. Three patients implanted with the Novacor LVAS have been supported for more than four years.

The following advantages of VADs over other treatments generally apply to VADs that are currently approved and in use. The Corporation expects that these advantages will also apply to HeartSaver:

Unlimited Supply. As a manufactured device, VADs are available as and when needed, including on an emergency basis, to treat end-stage heart failure patients.

Reduced Hospitalization. Unlike transplant patients, VAD patients go to surgery without waiting for a donor organ and in the case of implantable VADs are able to leave the hospital after a relatively short recovery period, thus potentially reducing health care costs.

Improved Patient Health. After VAD implantation, blood circulation is improved throughout the body and most patients experience improved levels of health. This has been shown in a number of clinical studies, including those for the Novacor LVAS.

Reduction in Medication Use. Unlike transplants, VADs do not cause rejection responses and, as a result, VAD patients typically do not need the administration of immuno-suppressant drugs. Patients are accordingly not subject to the risks and costs associated with long-term administration of these medications. Unlike other treatment methods for heart failure, substantially less medication may be required, thereby potentially limiting the side effects that may be associated with these medications.

Natural Heart Recovery. Unlike total artificial heart systems, VADs leave the natural heart intact and assist it when it is unable to provide sufficient cardiac function to maintain life. VADs have, in some cases, permitted recovery of natural heart function to the point where the device was eventually removed.


Novacor LVAS

Novacor LVAS is an electromechanically driven pump, about the size of a human heart, which is implanted within the abdominal wall. It provides circulatory support by taking over most of the workload of the left ventricle, the heart's main pumping chamber. Blood enters the pump though an inflow conduit connected to the left ventricle and is ejected through an outflow conduit into the ascending aorta.

Novacor LVAS is controlled by an electronic controller and powered by primary and reserve battery packs, worn on a belt around the waist or carried in a shoulder bag, or by a small bedside monitor. The controller is connected to the implanted pump by a percutaneous lead (a small tube containing control and power wires) through the recipient's skin.

Novacor LVAS is completely self-regulating, responding instantaneously to the recipient's changing heartbeat and circulatory demands. It was designed primarily for long-term use, and was the only one of four devices to successfully complete stringent testing to standards set by the National Institutes of Health ("NIH") for an implantable LVAS, exceeding the NIH reliability criteria.

Novacor LVAS is commercially available as a bridge-to-transplantation in Europe, the United States and Canada. In Europe, it is also available as an alternative-to-transplantation and as a bridge-to-recovery to support patients who may have an ability to recover use of their natural heart.

More than 1,300 patients have received the Novacor device, primarily as a bridge-to-transplantation. The experience in long-term support continues to grow. To date, more than 280 of Novacor LVAS recipients have been supported for at least six months. Over one hundred recipients have been supported for more than one year, 22 of whom have lived with the device for more than two years. The longest time of support is more than four years.

A clinical trial is underway in the United States and Canada to study and evaluate long-term use of the device as a destination therapy. The multi-center "INTrEPID" clinical trial (Investigation of Non-Transplant-Eligible Patients who are Inotrope Dependent) compares survival rates and quality of life between end-stage heart failure patients who receive the Novacor LVAS and those supported by the best available pharmacological therapies.


HeartSaver

The goal of the Corporation in its development of HeartSaver is to produce, at a cost that is competitive with the costs of alternative treatments, a VAD that is suitable for continuous use outside of the hospital setting and which provides recipients with an enhanced quality of life by allowing freedom of movement and minimal limitations to their normal activities.

The HeartSaver is designed to be a pulsatile left ventricular assist device that will be fully implantable in the thoracic cavity. It is intended to assume part or all of the left ventricle's pumping action. Major components of the HeartSaver system are summarized below:


HeartSaver System Pump

The electrically powered, implantable blood pump consists of the following components: a blood chamber, the blood sac, a volume displacement chamber, a pumping diaphragm, a hydraulic valve, the electrohydraulic axial flow pump which pumps the hydraulic fluid into the blood chamber behind the pumping diaphragm and internal controller - all integrated into a single unified device. In addition, the unit has electrical feed-throughs for connection to an internal battery and to an internal energy transfer and telemetry coil used in connection with the transcutaneous energy and information transfer ("TEIT") system, which includes the integrated biotelemetry data transfer ("Biotelemetry") system, all of which are described below. The HeartSaver's pump occupies approximately 560 millilitres (about the size of a large open human hand), and is designed for implantation in the chest cavity adjacent to the natural heart where it will be connected to the natural heart and aorta by conduits (cannulae) and anchored to the rib cage.

The blood flows from the natural heart's left ventricle into the device's blood chamber. The pumping action is accomplished by a combination of an energy converter and a passive fill valve alternately filling (with a hydraulic fluid) and then emptying the volume displacement chamber. This pumping action actuates the blood chamber diaphragm which, in turn, pushes the blood out of the device to the ascending aorta. One-way valves located in the conduits control the direction of the blood flow. The hydraulic fluid housed in the device's volume displacement chamber also serves as a lubricant for, and assists with the dispersal of heat generated by, the energy converter and the internal electronics. HeartSaver's pump is capable of automatically adjusting to the patient's heart rate changes.

The TEIT System

HeartSaver is remotely powered without wires or cables connected to its power source, by a TEIT system involving electromagnetic induction between two wire coils, one of which is implanted beneath the skin and tissue and the other of which is placed externally on the skin. The patented TEIT system is used to transfer electrical energy from an external source through the patient's intact skin and tissue in order to directly power the implanted HeartSaver and to charge the implanted internal backup battery.

The Biotelemetry System

In addition to being remotely powered, HeartSaver can also be remotely monitored and controlled by an integrated Biotelemetry data transfer system. The Biotelemetry system transfers data bi-directionally through intact skin and tissue using infrared transmitter/receiver modules embedded in the TEIT system's internal and external modules and associated electronic modules in the internal and external controllers. The Biotelemetry system does not require wires to puncture the patient's protective skin and tissue and can transmit and receive information to and from the implanted HeartSaver to and from healthcare professionals at another location using terrestrial, cellular or satellite communication systems. Utilizing this capability, the healthcare professional can monitor or control the implanted HeartSaver without the need for the patient to stay in, or travel to, a hospital.

Advantages of HeartSaver

In addition to offering certain advantages shared with other VADs, HeartSaver is expected to offer several distinct advantages over other VADs used for end-stage heart failure, including:

Totally Implantable in the Chest Cavity. HeartSaver is specifically designed and anatomically configured to be fully implantable, on a chronic (long-term) basis, in the chest cavity next to the natural heart and in contact with the lung to ensure atmospheric pressure equalization and heat dissipation. Chest implantation of the device also eliminates the need to perforate the patient's diaphragm and minimizes the length of conduits between the device and the heart and aorta, thereby reducing the potential risk of blood clotting and reducing power requirements.

No Connections Through Skin and Tissue. The TEIT and Biotelemetry systems provide communication, control and power supply without perforation of the protective skin and tissue. Currently marketed VADs require abdominal implantation and openings in the skin to access atmospheric pressure, communication and control, and connections to electrical or pneumatic power sources. This opening increases the risk of infection and affects the patient's comfort and convenience.

Reduced Size and Weight; Anatomically Compatible Configuration. HeartSaver is a highly integrated and compact design with a pump/drive unit volume of approximately 560 ml. In addition, it is uniquely and anatomically configured to be compatible with the configuration of the chest cavity in order to facilitate the implantation procedure and can be anchored to the rib cage, avoiding the adjacent organ compression and migration.

Quality of Life. When patients leave the hospital with an implanted HeartSaver, it is expected that they will have an improved quality of life that will allow them to be mobile, to exercise and to perform near-normal work and other life activities. HeartSaver's external batteries each provide up to five hours of power without charging and the internal battery allows for about 60 minutes without the use of the TEIT or any connection to any external power source.

Cost Savings. Implantation of HeartSaver as a chronic therapy and the limited costs of care and ongoing operation of the system are expected to provide cost savings over other treatment methods, particularly those dependent upon drug therapies, including transplant.


Overview of Clinical Trials

Novacor LVAS

Novacor LVAS is the only VAD which has provided over four years of continuous circulatory support. In use since 1984, it is the only electrical system with more than 17 years of clinical experience and the only technology to successfully complete an NIH sponsored two-year pre-clinical device readiness testing program.

Novacor LVAS has supported more than 1,300 people around the world for as long as 4.2 years, providing many recipients with an active out-of-hospital life. To date Novacor LVAS has supported:

     o    283 recipients for more than six months
     o    104 recipients for more than one year
     o    22 recipients for more than two years
     o    nine recipients for more than three years
     o    three recipients for more than four years

In the United States, Novacor LVAS is available to clinicians for use as a bridge-to-transplantation. In Europe and elsewhere in the world, the device is used as a bridge-to-transplantation, an alternative-to-transplantation and a bridge-to-recovery.

Currently, Novacor LVAS is undergoing a multi-center INTrEPID clinical trial in the United States and Canada to support a future pre-market approval ("PMA") supplement submission for approval for the device's use as destination therapy.

The trial design overview is as follows:

     o    a non-randomized, two-arm, controlled clinical trial;
     o currently a feasibility trial of 55 subjects at 10 centers in the U.S. and 30 subjects at six centres in Canada;
     o    primary study endpoint: all cause mortality at six months; and
     o secondary study endpoints: cardiac mortality at six months and health-related quality of life.

HeartSaver

HeartSaver is now in the formal pre-clinical trial stage and is targeted to enter the clinical evaluation trial stage in late 2002 or early 2003. HeartSaver is intended to meet the clinical requirements for a fully implantable device.

A series of pre-clinical animal experiments are underway at multiple research centers in the United States. Other key pre-clinical activities include in vitro testing of performance, durability and reliability at the system, subsystem and component level.

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


Marketing, Training and Distribution Strategy

The Corporation's principal markets are currently North America and Europe. Revenues for each geographic market for 2001 were as follows:

-----------------------------------------------------------------------------
                                                      Revenue
                                    -----------------------------------------
                                    -----------------------------------------
                                         2001           2000        1999
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

Canada                                 $  122,283     $   75,017    $     -
United States                           5,463,618      2,712,946          -
Europe and rest of world (1)            2,666,723      1,886,522          -
                                    -----------------------------------------
                                    -----------------------------------------
Total                                  $8,252,624    $ 4,674,485    $     -
-----------------------------------------------------------------------------
     -----------------
     (1) Sales in Europe and to the rest of world are made by the Corporation to Edwards' operations in The Netherlands.


During the year ended December 31, 2001, revenue included $3,622,102 (2000 - $1,961,539) resulting from sales to Edwards less obligations owing to Edwards for the shortfall of the guaranteed gross margin on sales included as a reduction of revenue of $833,880 (2000 - $498,576).

With the acquisition of Novacor in mid-2000, WorldHeart immediately gained access to many key medical centres involved in cardiac transplantation in North America, Europe, Japan and Asia. Novacor LVAS has been implanted in patients in 93 centres in these geographic markets. Outside the United States, Novacor is represented by Edwards, which has an extensive network of direct sales people in addition to distributors in smaller markets and distribution capabilities close to the major international markets.

Additionally, the Oakland, California and Europe-based operations of the former Novacor business have experienced clinical personnel who support active implant centres and are well connected with the leading clinicians. It is WorldHeart's intent to leverage this experience, knowledge and the positive relationships that have been established over many years.

WorldHeart believes that a key element in marketing HeartSaver is availability of data recorded during the clinical trials and post approval experience to permit clinicians to present these results at medical and scientific meetings and to publish articles with supporting data in the appropriate medical journals. This awareness raises the interest of potential users and provides independent verification of scientific claims and patient outcomes of HeartSaver recipients.

On more than 100 occasions to date, CVD has published papers and made presentations internationally on HeartSaver and related technologies. The Corporation and CVD continue to maintain an active schedule of attending medical and scientific meetings, where presentations are made and papers presented for peer review. WorldHeart's intention is to continue to build on the reputation and international stature established by CVD through linkages to several reputable clinical centres that have expressed interest in participating in the first clinical trials of HeartSaver.

In countries outside of the United States, distribution of HeartSaver will be carried out by Edwards as is currently being done with respect to Novacor LVAS.


Commercialization

The Corporation intends to apply in the fourth quarter of 2002 for Health Canada's approval to commence human clinical trials and, assuming such trials are successful, to apply in 2004 for Health Canada approval to market HeartSaver. Health Canada requirements for clinical trials are expected to include demonstration, in a trial group of Class IV heart failure patients, of HeartSaver's effectiveness in extending the life of recipients, compared to a control group that does not receive HeartSaver, and returning patients to near-normal activities and living conditions. The number of patients enrolled in the trial and the length of the trial may vary depending on the outcomes of the initial implants. Health Canada has discretionary authority to permit clinical trials in Canada and to grant approval to market in Canada.

Upon initiation and early favourable results of the Canadian trial, a similar trial will be initiated in key centres throughout Europe. This trial will be designed to provide data that can be used to apply for regulatory approval in the European Union, a prerequisite to commercializing the system in these important markets.

Assuming clinical trials in Canada and Europe are satisfactory and all necessary regulatory approvals are obtained, commercial sales in Canada, Europe and other countries are targeted for late 2004 or early 2005. Application for an Investigational Device Exemption ("IDE") from the FDA is targeted for mid 2003, assuming clinical trials in Canada and Europe are satisfactory.


Sources and Availability of Raw Materials

To date, the Corporation has not encountered any major difficulty in obtaining quality raw materials or quality subassemblies of raw materials. It is not anticipated that the prices of raw materials will be subject to volatility.

Intellectual Property

To date, two patents have been granted for HeartSaver in the United States and a European patent has been granted covering United Kingdom, France, Germany, Italy, Switzerland and Liechtenstein. Patents for HeartSaver have been applied for in Canada and in Japan. The TEIT technology incorporated in HeartSaver has been patented in the United States, Canada and the United Kingdom.

Sixteen U.S. patents have been granted for Novacor LVAS and its associated subsystems. A subset of these patents have also been filed and granted in the major European countries, in Canada and in Japan.

The Corporation has registered HeartSaverVAD(TM) and WorldHeart(TM) as trademarks in Canada, and has applied to register them in the United States and in several other countries.

Each of the Corporation and CVD generally enter into confidentiality or license agreements with its employees, consultants and vendors, and generally controls access to and distribution of information related to its technology or products, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Corporation's products or technology without authorization, or to develop similar technology independently. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain countries, including the United States. Despite the Corporation's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Corporation's products or to obtain and use information that the Corporation regards as proprietary. Policing unauthorized use of the Corporation's products is difficult. There can be no assurance that the steps taken by the Corporation will prevent misappropriation of its technology or that such agreements will be enforceable. In addition, litigation may be necessary in the future to enforce the Corporation's intellectual property rights, to protect patents licensed to or owned by the Corporation, to protect the Corporation's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Corporation's business, financial condition and result of operations. For more details, please see Item 8 - "Financial Information - Legal Proceedings."


Product Liability Insurance

The Corporation maintains product liability insurance in the amount of US$10,000,000. Upon the commencement of commercial production of HeartSaver, the Corporation will seek to increase such product liability insurance, if necessary. The Corporation intends to revisit the scope of its product liability insurance during 2002 to consider clinical trial use, when, and if, Health Canada approval is obtained.

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

At present, only two companies in North America have implanted VADs approved for commercial sale, the Corporation and Thoratec Laboratories Corporation ("Thoratec"). In 2000 Thoratec acquired Thermo Cardiosystems Inc. ("TCI"), one of the leading suppliers of implantable left ventricular assist devices. The combined entity assumed the Thoratec name. Thoratec has two pulsatile left ventricular assist device models of its HeartMate(R) LVAS that have been approved in the United States for commercial sale for the bridge-to-transplant indication. One is pneumatically driven (the IP LVAS), and the other is electrically driven (the VE LVAS). The HeartMate(R)VE and Novacor LVAS have been approved for commercial sale for bridge-to-transplant indications in the United States and without restriction in use for heart failure patients in Europe. Each of these VADs is implanted in the abdomen and has power leads and/or venting tubes, which perforate the patient's skin and tissue.


The HeartMate(R) VE has completed a clinical trial in the United States named "REMATCH", for destination therapy use in patients who are ineligible for heart transplant. HeartMate(R) VE is expected to receive conditional approval for this indication in 2002. WorldHeart's Novacor LVAS has commenced clinical trials in the United States relating to use of the VAD product under a destination therapy indication.

Other companies, such as Abiomed, Inc. ("Abiomed") and Thoratec both have VADs which are designed for temporary use, but are not implanted in the body. Their pumping/power console is external and attached to the natural heart via connecting tubes running through the patient's skin and tissue. Abiomed's VAD is approved by the FDA for in-hospital use only. In 2001 Thoratec received approval from the FDA for a portable console driver that can enable recipients to leave the hospital.

However, to date, the only VADs that have been approved in the United States for commercial sale are, unlike HeartSaver, not totally implantable in the chest or remotely powered, monitored and controlled, and are primarily for acute (short-term) use or for bridge-to-transplant applications.

In Europe and certain other countries outside North America, Berlin Heart Institute and Medos Medizentechnik AG provide extra-corporeal VADs comparable to those manufactured and distributed by Thoratec.

Future Competition

The Corporation believes that the only fully implantable, pulsatile LVADs under development are the Arrow LionHeart(TM) LVAD and the HeartSaver VAD. There are a large number of non-pulsatile VADs in varying stages of development. One such device, which has been undergoing clinical trials as a bridge-to-transplant, is the MicroMed DeBakey VAD(R) being developed by MicroMed Inernational, Inc. This device provides non-pulsatile left ventricular assist via a small rotary pump that is implanted in the abdomen and is powered via wires that perforate the skin, connected to an external controller and rechargeable battery pack.


Pulsatile Versus Non-Pulsatile VADs

Currently, most heart assist devices (including HeartSaver) intended for chronic use are pulsatile, mimicking the natural heart's pumping motion. Non-pulsatile, or continuous blood flow VADs, are under development and have been tested in animals and in human trials as a bridge-to-transplant or recovery; however, at the present time, the scientific community has varying opinions as to whether or not they will be viable for chronic long-term implantation in humans. Continuous flow VADs are expected to be smaller, less complex and valveless, have lower energy needs, potentially less costly and possibly more reliable pumps than pulsatile VADs. However, the natural heart is pulsatile and pulsatility may be a physiological requirement for long-term health. There is a lack of long-term clinical data on non-pulsatile pump reliability and on human physiological, immunological and haematological responses. The Corporation has opted to pursue pulsatile VADs that have proven successful in extending life, and to make its pulsatile devices smaller, longer lasting and less costly.


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


Canadian Regulation

The sale and advertising of medical devices in Canada are governed by the Food and Drugs Act (Canada) through the Medical Devices Regulations, administered by the Medical Devices Bureau of Health Canada ("MDB"). The current Medical Devices Regulations are undergoing revisions which may align the Canadian regulatory process with those of Canada's international trading partners. The Corporation believes that international harmonization of the regulatory process will be more likely to accelerate than slow the approval process as it relates to HeartSaver.

HeartSaver will be classified as a Class IV medical device under the Medical Devices Regulations, requiring the Corporation to apply for authorization from the MDB to conduct investigational testing on human subjects in Canada. At the conclusion of the human clinical trials, the Corporation will apply for a medical device license that will allow for general marketing of the device. The Corporation intends to apply in the fourth quarter of 2002 for approval of Health Canada to commence human clinical trials and, assuming such trials are successful, the Corporation intends to apply in 2004 for Health Canada approval to market the device.


United States Regulation

In the United States, the FDA regulates the manufacture, distribution and promotion of medical devices pursuant to the Federal Food, Drug and Cosmetic Act ("FDC Act") and the regulations promulgated thereunder. The Corporation's Novacor LVAS and HeartSaver devices are regulated as Class III medical devices. Human clinical trials are conducted pursuant to an IDE, the results of which must demonstrate to the satisfaction of the FDA, the safety and efficacy of the system. The Corporation expects to submit an IDE application for HeartSaver in mid-2003.

Before commercial distribution of devices such as Novacor LVAS and HeartSaver are permitted in the United States, a PMA must be obtained from the FDA.

Subsequent to the REMATCH clinical trials in the United States, approval of LVADs for commercial sale under a destination therapy indication are expected to be based on a review of all cause mortality after one year, as between the implanted, and control group patients. There will have to be evidence satisfactory to the FDA with respect to the incidence and severity of adverse events. The Corporation expects to file a PMA for HeartSaver within two years of obtaining an IDE.

In addition, any medical device distributed in the United States will be subject to pervasive and continuing regulation by the FDA. Products must be manufactured in registered establishments and must be manufactured in accordance with the Quality System Regulation (formerly known as Good Manufacturing Practices). Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. Failure to comply with these requirements could result in enforcement action, including seizure, injunction, prosecution, civil penalties, recall and suspension of FDA approval.


Regulatory Requirements in Other Countries

It is also the Corporation's intention to market HeartSaver in European and other countries. The Corporation will therefore be required to meet the applicable medical devices standards in each such country. Although harmonization has been under negotiation for some time among various countries, the approval process varies from country to country and approval in one country does not necessarily result in approval in another.

The Corporation intends to apply for various certifications under the applicable International Standards Organization ("ISO"), a worldwide federation of national bodies, founded in Geneva, Switzerland in 1946. ISO has over 92 member countries, including the United States and Canada. ISO standards are integrated requirements which, when implemented, form the foundation and framework for an effective quality management system. These standards were developed and published by the ISO. ISO certification is widely regarded as essential to enter Western European markets. All companies are required to obtain ISO certification and the "CE" mark in order to market medical devices in Europe. ISO 13485 certification is the most stringent standard in the ISO series and covers design, production, installation and servicing of products. The Corporation expects to complete ISO 13485 certification in 2002. In addition, the Corporation will be required to receive a "CE" mark certification, an international symbol of quality and compliance, with applicable European medical device directives.


Other Regulatory Requirements

The Corporation and CVD are also subject to various Canadian and/or United States federal, provincial, state and local laws and regulations relating to such matters as safe working conditions, laboratory and manufacturing practices and the use, handling and disposal of hazardous or potentially hazardous substances used in connection with the Corporation's and CVD's research and development work. The manufacture of biomaterials will be subject to compliance with various federal environmental regulations and/or those of various provincial, state and local agencies. Although the Corporation believes that both it and CVD are in compliance with these laws and regulations in all material respects, there can be no assurance that the Corporation will not be required to incur significant cost to comply with environmental and health and safety regulations in the future.


C. Organizational Structure

The Corporation has one wholly-owned subsidiary, World Heart Inc., a corporation duly incorporated under the laws of the State of Delaware. World Heart Inc. was created to acquire the assets and liabilities of Novacor from Edwards and conduct commercial operations related to the sale of Novacor LVAS, as discussed above. 2007262 Ontario Inc. ("2007262"), an associated research and development company of the Corporation was duly incorporated under the laws of the province of Ontario, Canada on November 29, 2001 to carry out specified research and development related to the HeartSaver Implanted Controller, the HeartSaver External Controller and all the software developed to control, monitor and power the HeartSaver VAD. WorldHeart and New Generation Biotech (Equity) Fund Inc. ("NewGen"), an Ontario labour sponsored venture capital corporation, subscribed for an equal number of common shares of 2007262. The transactions associated with the creation and operation of this associated company are further discussed in Item 10.C. Material Contracts.


D. Property, Plants and Equipment

As of December 31, 2001, WorldHeart occupied three locations. The principal Ottawa, Ontario location is comprised of 22,755 square feet of manufacturing and office space with a lease that is being renewed on an annual basis on terms consistent with those of prior years. There is a satellite office in Ottawa with approximately 4,000 square feet of office space and a lease that expires in December 2003. The third location is in Oakland, California with two buildings and approximately 40,000 square feet of manufacturing and office space. This space was obtained by the Corporation as part of the Novacor acquisition and continues to be the sole manufacturing facility for Novacor LVAS. Both Oakland leases expired on April 30, 2002 and the Corporation has an agreement with the landlord to occupy the space subject to a short termination date, pending completion of negotiations to renew the lease.

Under a research agreement between OHIRC and WorldHeart dated July 10, 1996, OHIRC continues to provide facilities and clinical support for the operation of CVD. The research facilities continue to occupy a significant part of the 90,000-square-foot research wing of OHIRC's cardiovascular healthcare facility located in Ottawa, Ontario.

The Corporation currently has excess capacity for manufacturing purposes. The Corporation is not aware of any environmental issues that may affect the use of its properties.


Item 5. Operating and Financial Review and Prospects

WorldHeart is a global medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices through operations in Oakland, California, United States and Ottawa, Ontario, Canada. WorldHeart is currently focused on two technologies, Novacor LVAS and HeartSaver.

The HeartSaver is being developed from licensed artificial heart and related technologies developed by the Cardiovascular Devices Division, or "CVD", of the Ottawa Heart Institute Research Corporation. During 1996, the Corporation entered into a research agreement with CVD under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to the HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology.

On June 30, 2000, the Corporation, through its World Heart Inc. subsidiary, acquired the business, including assets and liabilities, of Novacor from Edwards. The total purchase price of the acquisition was approximately $62.5 million, which included $58.9 million of Series A cumulative participating preferred shares of World Heart Inc. The acquisition was accounted for using the purchase method with World Heart Inc.'s operating results included in the consolidated financial statements of the Corporation from June 30, 2000.

As a result of the acquisition, WorldHeart manufactures and distributes Novacor LVAS. The Corporation sells this product internationally through Edwards, with the exception of the United States, where the Corporation sells the product directly. Prior to the acquisition, the Corporation had no commercial sales.

During 2001, significant progress was made toward delivering the Corporation's key strategic objectives:

     o extensive animal and bench testing of HeartSaver and commencement of production in the fourth quarter of final prototypes incorporating several refinements designed to enhance performance and reliability;

     o completing and testing of several product enhancements to Novacor LVAS that are expected to provide increased convenience for the recipient and result in lower overall costs for the health care system;

     o increased clinical acceptance and sales of Novacor LVAS in the United States; and

     o accelerated enrollment in the INTrEPID clinical trial, designed to demonstrate the effectiveness of Novacor LVAS as an alternative-to-medical therapy.


Accounting Policies

Significant differences between generally accepted accounting principles ("GAAP") in Canada and the United States are presented in Note 20 to the audited consolidated financial statements.


A. Operating Results

All financial information is prepared in accordance with GAAP in Canada and is stated in Canadian dollars.

Consolidated results of operations

----------------------------------------------------------------------------------------------------------------------
                                                  Year ended       As a       Year ended       As a        Year ended
                                                December 31,       % of     December 31,       % of      December 31,
                                                        2001    revenue             2000    revenue              1999
                                          ----------------------------------------------------------------------------
Revenue                                          $ 8,252,624                $  4,674,485                 $          -
                                          ----------------------------------------------------------------------------

Cost of goods sold:
     Direct materials and labour                 (3,925,702)        47%      (2,443,610)        52%                 -
     Overhead and other                          (4,361,356)        53%      (4,825,735)       103%                 -
                                          ----------------------------------------------------------------------------
                                                 (8,287,058)       101%      (7,269,345)       155%                 -
                                          ----------------------------------------------------------------------------

Gross margin                                        (34,434)                 (2,594,860)

Selling, general and administrative             (13,258,320)                 (6,760,277)                  (5,629,074)
Research and development                        (33,594,623)                (18,395,885)                 (13,034,576)
Amortization of intangibles                     (15,209,647)                 (7,491,865)                      (8,000)
Interest income                                    1,209,125                   2,380,983                    1,169,961
Foreign exchange gain (loss)                     (2,913,150)                    (16,686)                       58,948
Interest expense                                 (6,853,763)                 (3,049,792)                            -
Recovery of future income taxes                    4,988,244                   5,542,960                            -
                                          ----------------------------------------------------------------------------
Net loss                                       $(65,666,568)               $(30,385,422)                $(17,442,741)
----------------------------------------------------------------------------------------------------------------------


Revenues for the fiscal year ended December 31, 2001 reflect commercial activities relating to Novacor LVAS for the full fiscal year. Revenues for the fiscal year ended December 31, 2000 reflect the six-month period from July 1, 2000 to December 31, 2000. As mentioned above, there were no commercial activities prior to the June 30, 2000 acquisition of Novacor. Revenues in 2001 were lower than anticipated due to delays in completing enhancements to Novacor

LVAS and a voluntary recall of ePTFE conduits, components of Novacor LVAS, due to the potential for handling and use damage. Enhancements to the product as well as a re-introduction of the ePTFE inflow conduit in the first half of 2002 are expected to have a positive impact on sales, particularly in Europe.

The direct materials and labour attributable to the sales in 2001 resulted in a contribution margin, excluding overhead, of 53%, which is a slight improvement over the 2000 fiscal year (48%). There has been a significant decline in the overhead and other components of cost of goods sold from the prior fiscal year. As a percentage of revenues, these costs have declined from 103% in 2000 to 53% in 2001. The Corporation undertook initiatives during the year to improve the utilization of excess manufacturing capacity in its Oakland facility by using it to accommodate expanding research and development activities, primarily related to the HeartSaver. In fiscal year 2000, this excess capacity was included in manufacturing overhead and, therefore, included in inventory costs and cost of sales. With the expansion of research and development activities, some of these costs are now included in research and development expenses. The gross margin is anticipated to continue to improve as the sales volume of Novacor LVAS increases.

Revenues are net of amounts payable under a distribution agreement with Edwards in the amount of $833,880 (2000 - $498,576). The Corporation is committed to paying a minimum of US$2 million annually to Edwards in guaranteed gross margin on sales in any year that Edwards' purchases from WorldHeart are less than US$10 million. The Corporation accounts for any shortfall of the guaranteed gross margin as a reduction of revenues.

The Corporation reports commercial activities and research activities as operating segments. There have been no revenues or costs of goods sold as a result of research activities since inception of the Corporation. Of the commercial activities, approximately 60% of gross revenues were generated in the United States (52% in 2000) with the balance in Europe and Canada.


Selling, general and administrative

Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, accounting, marketing, and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the 2001 fiscal year increased 96% from the prior year. Approximately 50% of this increase relates to increasing the awareness of the Corporation and its products. A further 27% of this increase is due to there being six months of activity relating to the Oakland operation during 2000 compared to 12 months of activity in 2001. Other factors include an increase in the cost of managing the expanded organization.

The increase in expenses in 2000 from 1999 was related primarily to administrative activities in supporting Novacor LVAS, including marketing, finance and human resource activities. The Corporation purchased Novacor in June of 2000 and, as a result, the 2000 figures have 6 months of selling, general and administrative activities relating to Novacor LVAS.

The Corporation will continue to increase its marketing and promotional activity as enhancements to Novacor LVAS are introduced during the first half of 2002 and as HeartSaver approaches clinical trials.


Research and development

The Corporation's research and development activities are discussed in
Item 5.C.


Amortization of intangibles

During 2000, as a result of the acquisition of Novacor from Edwards for a total purchase price of approximately $62.5 million, the consolidated financial statements reflected a significant increase in intangible assets. The resulting amortization for the 2001 fiscal and 2000 fiscal year were $15.2 million and $7.5 million, respectively. The 2000 fiscal year reflects six months of amortization from June 30, 2000, the date of acquisition. The intangible assets are amortized on a straight-line basis and will continue to result in significant annual expenses. Goodwill was being amortized over its estimated useful life of 5 years. Other intangible assets, consisting of purchased technology, patents, trademarks and other identified rights, are amortized over their legal or estimated useful lives, whichever is shorter, which range from 3 to 5 years. Due to changes in accounting pronouncements (Canadian Institute of Chartered Accountants Section 3062 "Goodwill and Other Intangible Assets"), which will be adopted by the Corporation in its fiscal year beginning January 1, 2002, it is expected that amortization will be significantly reduced in the future as goodwill and indefinite life intangibles will no longer be amortized. However, they will be subject to impairment testing on adoption and annually thereafter.


Interest Income

Interest income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments.

Interest income in 2001 decreased 49% from 2000. This is due to lower average cash equivalent and short-term investment balances during the year and a lower interest rate environment compared to prior years. Although the Corporation completed a successful special warrants offering for net proceeds of $14,886,649 and benefited from the investment by a third party into 2007262 Ontario Inc., a research and development entity, in the amount of $3.4 million, these events did not happen until December 2001 and, as a result, the Corporation earned very little income on these funds in the year.

Interest income in 2000 increased 104% over 1999 due to the receipt of net proceeds of over $15 million from an equity issue in March 2000 and the proceeds from the issuance of convertible preferred shares for US$20 million to Edwards in June 2000.

Other expenses

Other expenses include losses on foreign exchange and interest expense on the convertible preferred shares.

In November 2001, the Accounting Standards Board ("AcSB") of the Canadian Institute of Chartered Accountants ("CICA") approved amendments to CICA Handbook
Section 1650, "Foreign Currency Translation" that requires exchange gains or losses arising on the translation or settlement of a foreign currency denominated monetary or non-monetary item carried at market to be included in the determination of net income for the period. Previously, unrealized translation gains and losses on non-current monetary assets and liabilities were deferred and amortized over the remaining life of the monetary item. The Corporation has adopted this new pronouncement in the quarter ended December 31, 2001 and has restated the prior period financial statements to give retroactive effect to this change in accounting standards. The effect of this restatement on the financial statements was to decrease deferred foreign exchange loss and increase net loss by $3,047,835 (2000 - $531,035, 1999 - $nil).

The preferred shares are being accounted for in accordance with their substance and are presented in the financial statements as their debt and equity components measured at their respective fair values at the time of issue. The debt components have been calculated as the present value of the interest payments discounted at 12%, approximating the interest rate that would have been applicable to non-convertible debt at the time the preferred shares were issued. Interest expense is determined on the debt components as the amount necessary to increase the debt component to its face amount at maturity. Total interest expense for the 2001 fiscal year was approximately $6.9 million. The corresponding amount for the 2000 fiscal year, which included six months of interest, was approximately $3 million.


Recovery of future income taxes

The Corporation has recognized future income tax recovery amounts on the losses incurred in the United States. For the 2001 and 2000 fiscal years these amounts were approximately $5.0 million and $5.5 million, respectively. This recovery is calculated as 41.05% of the net loss of World Heart Inc. The Canadian operations have both operating loss carryforwards and scientific research and experimental development expenditure carryforwards available to offset future income taxes. The benefit of these carryforwards has not been recorded in the financial statements.


Capital Expenditures

----------------------------------------------------------------------------
                               Year ended         Year ended      Year ended
                             December 31,       December 31,    December 31,
                                     2001               2000            1999
                          --------------------------------------------------

Capital expenditures           $1,205,121           $902,398        $246,620
-----------------------------------------------------------------------------

Capital expenditures increased marginally in 2001. Expenditures during the year were primarily for office equipment, computer and systems equipment, manufacturing equipment and testing equipment related to pre-clinical and clinical trials.

No significant or unusual capital expenditures were made during 2000 or 1999.

At December 31, 2001, WorldHeart occupied three locations. The main Ottawa location comprises 22,755 square feet of manufacturing and office space with a lease that is being renewed on an annual basis on terms consistent with prior years. There is a satellite office in Ottawa with approximately 4,700 square feet and a lease that expires in December 2003. The third location is in Oakland with two buildings and approximately 40,000 square feet of manufacturing and office space. The Oakland leases expired on April 30, 2002; the Corporation is currently negotiating to assume these leases and to extend the term.


Employees

The Corporation is committed to employing qualified personnel with appropriate expertise in its research and development and its business operations. At December 31, 2001, the Corporation employed 252 full-time staff and consultants.

In addition to these staff members, there are approximately 58 clinical and professional staff and volunteers, affiliated with CVD, involved in delivering the HeartSaver project.


Market Risk

The following summarizes the Corporation's investment instruments entered into for other than trading purposes at December 31, 2001.


     -----------------------------------------------------------------------------

                                       Total              Maturity Dates
                                       -------------------------------------------
                                       -------------------------------------------

     Cash equivalents
     Short-term asset backed notes   $11,328,299    Jan. 4, 2002 to Feb. 21, 2002

     Short-term investments
     Corporate securities            $6,881,300    Jun. 15, 2002 to Sept. 24, 2003
     -----------------------------------------------------------------------------


Market risk is mitigated by close adherence to an established investment policy, which has been approved by the Board of Directors. The policy sets conservative criteria with respect to liquidity and counter-party diversification. Management believes the Corporation is not significantly exposed to capital risk as the portfolio consists of high quality instruments that are short term in nature and are well diversified. There exists modest income exposure to a decline in interest rates. This is not significant due to the short terms to maturity of the instruments held.

B. Liquidity and Capital Resources

Since inception, the Corporation has financed its operations largely through public and private securities issues. New funding in 2001 resulted in issuing 3,027,000 special warrants through a private placement for net proceeds of $14.9 million. Each special warrant was convertible into one common share and one warrant to purchase a common share. Subsequent to year end the special warrants were converted. In addition, during 2001 the Corporation and NewGen, an Ontario labour sponsored venture capital investment fund, subscribed for an equal number of common shares of 2007262. In return for preferred shares and a promissory note in the amount of $2.0 million, the Corporation transferred certain technology and assets to 2007262. The promissory note was paid to the Corporation prior to year end and the remainder of the cash is to be used to fund research and development activities. NewGen purchased preferred shares in 2007262 for gross proceeds of $3.5 million. The Corporation consolidated 2007262 into its results for the year ended December 31, 2001.

In 2000, the Corporation issued 850,000 common shares for net proceeds of $15 million and, as part of the Novacor acquisition, the Corporation issued convertible preferred shares for US$20 million. The preferred shares are convertible at US$14.55 into 1,374,570 common shares, plus additional common shares for the accumulated but unpaid dividends to the date of conversion. Also during 2000, 12,282 shares were issued for $116,147 upon the exercise of stock options issued under the Employee Stock Option Plan ("ESOP"). Additionally, during 2000, common shares were issued for $765,054 to underwriters of previous equity issues who exercised a portion of their compensation warrants.

At December 31, 2001, the Corporation had working capital of $26.2 million (2000
- $51.0 million). The Corporation had cash, cash equivalents and short-term investments of $22.2 million (2000 - $46.5 million). In 2000, $226,316 was pledged as collateral for the capital lease arrangement; there is no longer cash pledged with respect to this lease arrangement. The decrease in working capital is due to lower cash equivalent and short-term investment balances at year end, which is the result of expenditures being higher in 2001 and less funding being raised during the year than in 2000.

The Corporation does not expect the expenditures for 2002 to exceed what was expended in 2001. Sources of short term funding include: sales of the Novacor LVAS, funding from the Canadian Federal Government under the Technology Partnerships Canada ("TPC") program, and an amount receivable from the Province of Ontario under the Ontario Business Research Institute Tax Credit program.

The Corporation's obligations and commitments to make payments are as follows.

----------------------------------------------------------------------------------------------------------------
                                                                        Payments Due by Period
                                                       ---------------------------------------------------------
Contractual Obligations                     Total        Less than      1 - 3 years    4 - 5 years     After 5
                                                           1 year                                       years
----------------------------------------------------------------------------------------------------------------
Capital Lease Obligations                 $ 238,899     $ 173,976       $   64,923      $       -       $    -
Operating Leases                            838,279       733,262           99,415          5,602            -
Guaranteed Distribution Fees     (1)      7,000,000     2,000,000        5,000,000              -            -
----------------------------------------------------------------------------------------------------------------

(1) These amounts relate to the US$2 million minimum gross profit guarantee under the distribution agreement with Edwards. US$2 million per year is the maximum exposure; the shortfall offset against revenue in 2001 was US$547,369
(2000 - US$332,074). The 2001 shortfall includes an accrual for 2002 in the amount of $318,000; no amounts have been accrued for years subsequent to 2002.

----------------------------------------------------------------------------------------------------------------
                                                        Amount of Commitment Expiration Per Period
                                                      ----------------------------------------------------------
Other Commercial Commitments                 Total       Less than 1     1 - 3 years    4 - 5 years     After 5
                                            Amounts          year                                        years
                                           Committed
----------------------------------------------------------------------------------------------------------------
Standby Letters of Credit                 $  250,720     $  250,720       $     -        $     -        $     -
----------------------------------------------------------------------------------------------------------------

For purposes of the Corporation's present requirements, current cash on hand along with sales of the Novacor LVAS, funding under the TPC program and a provincial tax credit receivable are anticipated to be sufficient to fund operations. Longer term, additional financing will be required prior to full commercialization of HeartSaver. The Corporation has no current arrangements with respect to sources of additional financing, and there can be no assurance that additional financing will be available to the Corporation when needed, on commercially reasonable terms, or at all. In addition, any incremental equity financing may involve substantial dilution to the Corporation's then existing shareholders. In the event the Corporation is unable to secure additional financing during the 2002 fiscal year there is a cost reduction plan in place such that the funds anticipated to be available are sufficient to fund the Corporation through the next fiscal year ending December 31, 2002.

There are certain restrictions on the ability of World Heart Inc. to transfer funds to the Corporation, however, theses restrictions are not expected to have a material impact on the ability of the Corporation to meet its cash obligations.


C. Research and Development

Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, configuration of equipment, trial expenses, regulatory affairs and quality control with respect to prototype development.

During the year, the Corporation received a favourable ruling in respect of its eligibility for a refundable tax credit that relates to research and development expenditures made in the period from May 1997 to September 30, 2001. Management concluded that collection was probable and therefore this amount was recorded as receivable. The tax credit has been applied against research expenses for the 2001 fiscal year. The claim is currently being audited. Of the total amount accrued of $2.77 million, $150,000 relates to the 2001 fiscal year and $2.62 million relates to the 1997 through 2000 fiscal years.

Research and development expenses increased by 83% from 2000 after recognizing the above noted refundable tax credit of approximately $2.8 million in 2001. Excluding this credit, research and development expenses for the year were approximately $36.5 million, an increase of 98% over the $18.4 million expended in the 2000 fiscal year. A significant portion of the increase relates to there only being six months of activity relating to the Oakland operation in the 2000 fiscal year. The increase is also the result of expenses relating to the INTrEPID trial for Novacor LVAS (destination therapy in the United States), research activities undertaken to further the development of HeartSaver and commencement of formal pre-clinical trials of HeartSaver. As previously discussed, the Corporation also improved the utilization of excess manufacturing capacity in the Oakland facility to accommodate expanding research and development activities. As a result of this expansion in research and development activities in the Oakland operation, focused mainly on HeartSaver, a higher proportion of overhead costs has been allocated to these activities.

Research and development expenses increased by 41% in 2000 from 1999. A significant portion of this increase was the result of the research activities undertaken by World Heart Inc. to further the development of HeartSaver. In addition, the Corporation continued its in vivo tests of HeartSaver and increased the production of systems for the series of pre-clinical trials that were conducted in the first half of 2001.

Research and development expenditures relating to the HeartSaver will be focused on the remaining technical issues and both preclinical and clinical trials in 2002. With respect to Novacor LVAS, focus will be on completing and introducing certain product enhancements, reintroducing the ePTFE conduit in Europe and restarting a clinical trial in the United States for this conduit, as well as the completion of the current Novacor LVAS United States clinical trial, named INTrEPID, for destination therapy use of the Novacor LVAS . Research activities related to the next generation of HeartSaver (HeartSaver II) are also expected to commence in the 2002 fiscal year. Research and development expenditures in general are not expected to increase materially in 2002. Increases in expenditures relating to the above-noted activities will be offset by reductions in expenditures on the current HeartSaver and, accordingly, significant net incremental research and development expenditures are not anticipated.

With respect to the HeartSaver, it is anticipated that CVD will direct the conduct of formal pre-clinical and clinical trials under contract with WorldHeart. In addition, CVD will participate in research and development for WorldHeart in developing the next generation of HeartSaver and other technologies.

D. Trend Information

The Corporation expects to incur further losses from operations at least through 2004 as it progresses into the clinical phase of its HeartSaver research and development programs. In addition, increased marketing and manufacturing expenses will result as WorldHeart transitions itself from a research and development company to a commercially viable medical device manufacturing company. These increases will be potentially offset by increased interest income as well as revenue generated from Novacor LVAS sales and initial sales of HeartSaver after it receives regulatory approval in individual countries.

WorldHeart's business and future depends on the commercial success of HeartSaver. This success is expected to be assisted by the successful performance of Novacor LVAS. Both devices provide pulsatile blood flow and HeartSaver is designed to be fully implantable in the chest cavity. Pulsatile VADs, using pumps that are either externally placed, or abdominally implanted, have been demonstrated to be effective in supporting the blood circulation of patients with failing hearts. Although Novacor LVAS has been successfully implanted in more than 1,300 patients, there can be no assurance that HeartSaver will also prove safe and effective until successful clinical trials have been completed.

As noted above, sales of Novacor LVAS contribute approximately 47% of revenue to overheads and other indirect costs of producing the Novacor product. However, at current volumes total costs of production exceed total revenues. To the extent that the Corporation falls short of meeting sales forecast, there could be an adverse effect on the overhead absorption from sales and on the Corporation's net cash consumption.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management


The following table sets forth the name and municipality of residence, the position held with the Corporation and the principal business activities outside the Corporation of each director and each member of senior management:

------------------------------------------------------------------------------------------------
Name                               Director           Position with the Corporation and
                                   Since              Principal Occupation
------------------------------------------------------------------------------------------------
Dr. Donald S. Beanlands (1) (2)    October 29,        Director of the Corporation,
Ottawa, Ontario                    1996               Physician, Deputy Director
                                                      General of Ottawa Heart Institute since
                                                      1989, and President of Ottawa Heart
                                                      Institute Research Corporation ("OHIRC")
                                                      from 1996 to 2001.

Roderick M. Bryden                 April 1, 1996      President and Chief Executive Officer of
Ottawa, Ontario                                       the Corporation from January 2000,
                                                      Chairman and Chief Executive Officer of
                                                      the Corporation from 1996 to January
                                                      2000, Chairman of SC Stormont
                                                      Corporation, a financial advisory
                                                      company, since 1991 Chairman and Governor
                                                      and majority owner of the National Hockey
                                                      League's Ottawa Senators, Chairman of
                                                      Palladium Corporation, which owns the
                                                      Corel Centre, a multi-purpose sports and
                                                      entertainment facility in Ottawa,
                                                      Ontario, and Co-Chair, The Ottawa
                                                      Partnership (TOP) and director, Gallium
                                                      Software Inc.





Robert Griffin                     Not applicable     Vice President, Manufacturing of the
Toronto, Ontario                                      Corporation since November 2000,
                                                      Vice President, Manufacturing for Visible
                                                      Genetics Inc., a bio-technology company,
                                                      from 1998 to November 2000, and Private
                                                      management consultant from 1996 to 1998.

Douglas Hillier                    Not applicable     Senior Vice President, Marketing of the
San Fransisco, California                             Corporation since July 2000, and
                                                      President of Novacor Division of Baxter
                                                      Healthcare from April 1999 to June 2000.

Jal Jassawalla                     Not applicable     Senior Vice President, Research and
Orinda, California                                    Development of the Corporation since
                                                      June 2000, Founded Novacor Medical
                                                      Corporation, and Vice President of
                                                      Research and Development at Baxter
                                                      Healthcare Corporation, Novacor Division
                                                      from 1988 to June 2000

Daniela Kennedy                     Not applicable    Vice President, Corporate Services of
Ottawa, Ontario                                       the Corporation since 1998,
                                                      Vice President, Corporate Information
                                                      Systems for SHL Systemhouse from 1996 to
                                                      1998, and Vice President, Management
                                                      Services for SHL Systemhouse from 1992 to
                                                      1996.




Dr. Richard L. Lesher (1) (2)       October 29,       Director of the Corporation,
Chambersburg, Pennsylvania          1996              Director of e-Lynxx Corporation, a print
                                                      procurement expert, Director of
                                                      International Marketing Inc., producer of
                                                      an automotive after market product,
                                                      Director of G & L Realty Corp, a REIT,
                                                      and Director of AIT Corporation, an
                                                      information technology company.

Ian W. Malone                       April 1, 1996     Vice President, Finance and Chief
Ottawa, Ontario                                       Financial Officer of the Corporation
                                                      since April 1, 1996, Secretary of the
                                                      Corporation from April 1, 1996 to January
                                                      11, 1999 and from February 22, 2000, and
                                                      Senior Vice President of SC Stormont
                                                      Corporation, since 1992.

Michael Mussallem(2) (3)            July 25, 2000     Director of World Heart Corporation,
Laguna Beach, California                              Chairman of the Board and Chief
                                                      Executive Officer of Edwards Lifesciences
                                                      Corporation since 2000 and President of
                                                      Edwards Lifesciences LLC. Group Vice
                                                      President of CardioVascular Business of
                                                      Baxter International Inc. ("Baxter") from
                                                      1994 to 2000, Group Vice President of
                                                      Biopharmaceutical Business of Baxter from
                                                      1998 to 2000, and Chairman of Baxter's
                                                      Asia Pacific Board from 1996 to 1998.





Dr. Tofy Mussivand                  May 23, 1996      Chairman and Chief Scientific Officer of
Navan, Ontario                                        the Corporation since January 2000,
                                                      President and Chief Operating Officer of
                                                      the Corporation from 1996 to January
                                                      2000, Director of Cardiovascular Devices
                                                      Division of OHIRC since 1991, Principal
                                                      Investigator of HeartSaver and related
                                                      technologies for OHIRC, since 1991; and
                                                      Professor of Surgery and Professor of
                                                      Engineering at University of Ottawa.

C. Ian Ross (1) (2)                 February 22,      Director of the Corporation,
Collingwood, Ontari                 2000              Chairman, Working Ventures Canadian Fund
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

Linda Reed Straus                   Not applicable    Vice President, Quality and Regulatory
Oakland, California                                   Affairs since June 2000, and
                                                      Vice President, Baxter Healthcare
                                                      Corporation, Novacor Division from 1998
                                                      to June 2000.

---------------------------------------

     (1)  Member of the Audit Committee.

     (2)  Member of the Compensation Committee.

     (3) Pursuant to an agreement among the Corporation, Edwards Lifesciences LLC, Edwards Lifesciences (U.S.) Inc., Mr. Bryden, Dr. Mussivand and OHIRC, the Corporation is required to have not more than eight directors, of whom one shall be the Chief Executive Officer of Edwards Lifesciences LLC.

B. Compensation


          The following table sets forth the summary information concerning the compensation paid or earned during the years ended December 31, 2001, 2000 and 1999 for each director and each member of senior management of the Corporation.


   --------------------------------------------------------------------------------------------------------------
                                                                                Long term
                                         Annual compensation                    compensation
                                         -------------------                    ------------
                                                              Other annual   Common shares under     All other
   Name              Year Salary               Bonus          compensation   options granted (#)   compensation
   --------------------------------------------------------------------------------------------------------------

   Dr. Donald        2001              Nil             Nil           $7,500               8,347              Nil
   Beanlands         2000              Nil             Nil           $6,500                 Nil              Nil
                     1999              Nil             Nil              Nil               7,000              Nil

   Roderick M.       2001         $250,000        $112,500          $41,640           25,500(5)      $189,388(2)
   Bryden (1)        2000         $250,000         $80,000          $40,430               1,672         $187,748
                     1999         $250,000         $50,000          $39,253              36,341         $224,324

   Robert  Griffin   2001         $150,000         $36,450              Nil            5,000(5)              Nil
                     2000          $13,500             Nil              Nil              30,196              Nil

   Douglas Hillier   2001       US$300,000             Nil              Nil                 Nil     US$53,665(6)
                     2000       US$150,000       US$20,000              Nil           20,000(8)        US$21,750

   Jal Jassawalla    2001       US$227,000      US$102,419              Nil           34,000(5)     US$24,000(7)
                     2000        US$96,000       US$35,000              Nil              54,000              Nil

   Daniela Kennedy   2001         $150,000         $28,125              Nil           15,500(5)              Nil
                     2000         $114,500         $24,000              Nil               1,672              Nil
                     1999         $112,200         $15,000              Nil              17,847              Nil

   Dr. Richard       2001              Nil             Nil         US$4,275               8,000              Nil
   Lesher            2000              Nil             Nil           $6,500                 Nil              Nil
                     1999              Nil             Nil              Nil               8,000              Nil

   Ian W. Malone     2001         $200,000         $67,500          $22,178           20,500(5)              Nil
                     2000         $163,700         $50,000          $21,467               1,672              Nil
                     1999         $160,500         $37,500          $20,433              19,071              Nil

   Michael Mussallem 2001              Nil             Nil              Nil            8,000(9)              Nil
                     2000              Nil             Nil              Nil           10,500(9)              Nil

   Dr. Tofy          2001         $250,000        $112,500          $41,640           26,000(5)       $27,721(4)
   Mussivand (3)     2000         $250,000         $50,000          $40,430               1,672          $27,727
                     1999         $250,000         $50,000          $39,253              36,341          $27,727


                                                           44


--------------------------------------------------------------------------------------------------------------
                                                                                Long term
                                         Annual compensation                    compensation
                                         -------------------                    ------------
                                                              Other annual   Common shares under     All other
   Name              Year Salary               Bonus          compensation   options granted (#)   compensation
----------------------------------------------------------------------------------------------------------------

   Ian Ross         2001               Nil             Nil           $7,500              8, 000              Nil
                    2000               Nil             Nil           $7,250              11,500              Nil

   Linda Reed       2001        US$141,750       US$27,188              Nil           15,000(5)         US$1,400
   Straus           2000         US$64,700       US$12,750              Nil              10,800              Nil

   ------------------

     (1)  Mr. Bryden's services have been provided to the Corporation since April 1, 1996, by SC Stormont
          Corporation, a corporation controlled by Mr. Bryden. Mr. Bryden is also entitled to receive options under the Corporation's ESOP and is eligible for performance bonuses during the term of the Service Agreement between the Corporation and SC Stormont Corporation.

     (2)  During 2001, the Corporation paid insurance premiums of $171,568 relating to $10 million of life insurance coverage and premiums of $17,820 relating to $10 million of personal accident insurance, of which certain named family members of Mr. Bryden are the beneficiaries.

     (3)  Dr. Mussivand's services have been provided to the Corporation since June 1, 1996, by T. Mussivand
          Professional Services Corporation, a corporation controlled by Dr. Mussivand. Dr. Mussivand is also entitled to receive options under the ESOP and is eligible for performance bonuses during the term of the
          Service Agreement between the Corporation and T. Mussivand Professional Services Corporation.

     (4)  During 2001, the Corporation paid insurance premiums of $27,721 relating to $3 million of life insurance coverage, of which certain named family members of Dr. Mussivand are the beneficiaries.

     (5)  Of the options granted during to the directors and senior management during the year certain performance-based options were cancelled as follows: Mr. Bryden - 2,500, Mr. Mussivand - 2,500, Mr.
          Malone - 2,000 Mr. Jassawalla - 3,400, Mr. Griffin - 1,500, Ms. Kennedy - 3,750 and Ms. Strauss - 2,847.

     (6)  During 2001, the Corporation paid US$53,665 relating to living accommodations for Mr. Hillier.

     (7)  During 2001, the Corporation paid US$24,000 relating to travel to Mr. Jassawalla.

     (8)  Of the options granted to Mr. Hillier during 2000, a total of 3,000 performance-based options were cancelled.

     (9)  All options previously granted to Mr. Mussallem were cancelled pursuant to instructions received from
          Edwards and with the consent of Mr. Mussallem.


Options to Purchase Securities from Registrant

The Corporation adopted its ESOP on December 6, 1996 and amended and restated the ESOP on March 6, 1997, October 27, 1997, October 27, 1998, February 23, 1999, May 15, 2000 and April 26, 2001. The ESOP is intended to encourage ownership in the Corporation's common shares by full time employees, senior officers and directors of the Corporation. The ESOP is administered by the Compensation Committee of the Board of Directors of the Corporation. The maximum number of common shares that may be reserved and set aside under options to eligible persons pursuant to the ESOP is 2,190,000 common shares. Currently, the maximum number of common shares at any time available for issuance under the ESOP or pursuant to other outstanding options to any one person may not exceed 2% of the common shares then issued and outstanding. Pursuant to the ESOP, the option exercise price for all options is determined by the Compensation Committee based on the fair market value of the Corporation's common shares at the date of grant. The options will vest in equal amounts over varying terms, ranging from three to five-year periods, from the date of grant and must be exercised within a four-year period from each date of vesting.


The following table sets forth information as to all options to purchase common shares of the Corporation, which are outstanding as of December 31, 2001:

  ------------------------------------------------------------------------------
   Year of Grant      # of Options        Weighted     Expiry Dates
                   Outstanding as at      Average
                   December 31, 2001      Exercise
                        Price
  ------------------------------------------------------------------------------

        1996                 30,400        $6.80       Mar. 2002 - Dec. 2005
        1997                 36,500        $6.80       Oct. 2002 - Dec. 2006
        1998                126,110        $8.23       Mar. 2002 - Oct. 2007
        1999                218,311       $12.62       Mar. 2003 - Dec. 2008
        2000                323,473       $16.65       Feb. 2003 - Nov. 2009
        2001                547,527       $10.70       Mar. 2005 - Dec. 2008
                   -----------------   -------------

       Total              1,282,321       $12.08
  ------------------------------------------------------------------------------

The Corporation does not provide pension, retirement or any other similar benefit for directors or officers.


C. Board Practices

The Articles of Incorporation of the Corporation provide for a Board of Directors of not less than one and not more than ten directors, to be elected annually. All directors hold office until the next annual meeting of the shareholders, this year to be held on June 10, 2002, or until their successors are elected or appointed, unless earlier vacated.


Under laws of the Province of Ontario, a majority of the directors of the Corporation must be resident Canadians. A resident Canadian is defined, generally, to be an individual who is: (i) a Canadian citizen ordinarily resident in Canada; (ii) a Canadian citizen not ordinarily resident in Canada who is a member of a prescribed class of persons; or (iii) a permanent resident within the meaning of the Immigration Act (Canada), and ordinarily resident in Canada. Five of the seven current directors of the Corporation are resident Canadians.

Roderick M. Bryden and Ian W. Malone are engaged full time in the affairs of the Corporation and both have held their indicated offices since April 1, 1996. Dr. Tofy Mussivand is also engaged full time in the affairs of the Corporation and has held his indicated offices since June 1, 1996.

The Compensation Committee reviews and makes recommendations to the Board of Directors with respect to compensation for employees of the Corporation and remuneration of directors of the Corporation and administers the ESOP. The Compensation Committee is composed of the following individuals: Richard Lesher, Michael Mussallem, C. Ian Ross and Dr. Donald Beanlands.

The Audit Committee is composed of non-employee directors of the Corporation and includes Richard Lesher, C. Ian Ross, and Dr. Donald Beanlands. The Audit Committee reviews and makes recommendations to the Board of Directors with respect to the financial affairs of the Corporation.


D. Employees

At December 31, 2001, the Corporation employed 252 full-time staff and consultants. Of these employees, 135 were employed in Ottawa and the balance in Oakland. Approximately 79% of the employees are involved with research, development and manufacturing.

In addition to these staff members, there are approximately 58 clinical and professional staff and volunteers affiliated with the Ottawa Heart Institute involved in the HeartSaver project.

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

None of the Corporation's employees is subject to a collective bargaining agreement nor has the Corporation experienced any work stoppages. The Corporation believes that its relations with its employees are good.

E. Share Ownership

The following table sets forth the summary information concerning share ownership and options to purchase common shares of the Corporation held as of April 30, 2002 for the directors and senior management of the Corporation.

----------------------------------------------------------------------------------------------------------------
                                   Common shares                               Options
                           -------------------------------------------------------------------------------------
           Name              Number held    Percentage   Grants   Exercise   Expiration date
                                               held                 price
----------------------------------------------------------------------------------------------------------------

Dr. Donald S. Beanlands      n/a             < 1%        1,000      $6.80    June 2002 - December 2002
                                                         2,000     $12.00    March 2003 - December 2003
                                                         1,000     $16.70    June 2003 - December 2003
                                                         5,172     $12.65    December 2003 - December 2008
                                                         8,000     $10.65    March 2005 - December 2005
                                                           347     $10.65    January 2006 - January 2008
                                                        12,000      $6.63    March 2006 to December 2006
                                                       -------
                                                        29,519               Total
                                                       -------

Roderick M. Bryden        2,854,731          15.9%      24,500      $6.80    December 2002 - February 2007
                                                           811      $9.25    July 2003 - July 2007
                                                        13,125     $12.00    January 2004 - January 2008
                                                        18,964     $12.65    December 2004 - December 2008
                                                         1,672     $17.00    January 2006
                                                        22,500     $10.65    January 2006 - January 2008
                                                           500     $10.65    February 2003
                                                        55,000      $6.63    January 2001 - January 2009
                                                      --------
                                                       137,072               Total
                                                      --------

Robert Griffin               n/a             < 1%          196     $11.65    November 2005 - November 2009
                                                        30,000     $10.50    November 2005 - November 2007
                                                         3,500     $10.65    January 2006 - January 2008
                                                        22,500      $6.63    January 2007 - January 2009
                                                       -------
                                                        56,196
                                                       -------

Douglas Hillier              n/a             < 1%       10,000     $17.00    December 31, 2005
                                                         7,000     $17.00    December 31, 2006
                                                        15,000    US$4.15    January 2007 - January 2009
                                                       -------
                                                        32,000
                                                       -------

Jal Jassawalla               n/a             < 1%       54,000     $17.00    June 2005 - June 2007
                                                        30,600    US$7.10    January 2006 - January 2008
                                                        60,000    US$4.15    January 2007 - January 2009
                                                       -------
                                                       144,600
                                                       -------

Daniela Kennedy              n/a             < 1%       14,200      $6.80    December 2002 - February 2006
                                                         1,592      $9.25    July 2003 - July 2007
                                                         6,403     $12.00    January 2004 - January 2008
                                                         9,357     $12.65    December 2004 - December 2008
                                                         1,672     $17.00    January 2006
                                                        11,250     $10.65    January 2006 - January 2008
                                                           500     $10.65    February 2003
                                                        22,500      $6.63    January 2007 - January 2009
                                                       -------
                                                        67,474
                                                       -------


                                                           48


----------------------------------------------------------------------------------------------------------------
                                   Common shares                               Options
                           -------------------------------------------------------------------------------------
           Name              Number held    Percentage   Grants   Exercise   Expiration date
                                               held                 price
----------------------------------------------------------------------------------------------------------------

Dr. Richard L. Lesher        n/a             < 1%        7,000      $6.80    June 2002 - December 2005
                                                         4,000     $12.00    March 2003 - December 2003
                                                         4,000     $12.65    March 2004 - December 2004
                                                         8,000     $10.65    March 2005 - December 2005
                                                        12,000      $6.63    March 2006 - December 2006
                                                       -------
                                                        35,000
                                                       -------

Ian W. Malone                n/a             < 1%       16,500      $6.80    December 2002 - February 2007
                                                         2,432      $9.25    July 2003 - July 2007
                                                         7,006     $12.00    January 2004 - January 2008
                                                        11,941     $12.65    December 2004 - December 2008
                                                         1,672     $17.00    January 2006
                                                        18,000     $10.65    January 2006 - January 2008
                                                           500     $10.65    February 2003
                                                        30,000      $6.63    January 2007 - January 2009
                                                       -------
                                                        88,051
                                                       -------

Michael Mussallem            n/a             < 1%            -       n/a                n/a

Dr. Tofy Mussivand        1,316,000          7.3%        28,000     $6.80    December 2002 - February 2007
                                                          3,243     $9.25    July 2003 - July 2007
                                                         13,125    $12.00    January 2004 - January 2008
                                                         18,964    $12.65    December 2004 - December 2008
                                                          1,672    $17.00    January 2006
                                                         22,500    $10.65    January 2006 - January 2008
                                                          1,000    $10.65    February 2003
                                                         55,000     $6.63    January 2007 - January 2009
                                                        -------
                                                        143,504
                                                        -------

C. Ian Ross                  n/a             < 1%        11,500    $20.50    March 2004 - February 2009
                                                          8,000    $10.65    March 2005 - December 2005
                                                         12,000     $6.63    March 2006 - December 2006
                                                        -------
                                                         31,500
                                                        -------

Linda Reed Strauss           n/a             < 1%        10,800    $17.00    June 2005 - June 2007
                                                            765   US$7.10    January 2006 - January 2008
                                                         11,388   US$5.54    April 2006 - April 2008
                                                         22,500   US$4.15    January 2007 - January 2009
                                                        -------
                                                         45,453
                                                        -------
----------------------------------------------------------------------------------------------------------------


Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following tables set forth, as at April 30, 2002, to the best of the Corporation's knowledge, information with respect to any person that is the beneficial owner of more than 5% of the voting securities and the total amount of voting securities owned by the directors and officers as a group.


     ------------------------------------------------------------------------------------------------
          Title of class        Identity of person or group     Amount owned      Percentage of class
     ------------------------------------------------------------------------------------------------
     Common shares              Roderick M. Bryden                2,854,731              15.9%
     Common shares              Tofy Mussivand                    1,316,000              7.3%
     Common shares              Directors and officers as         4,295,064              23.9%
                                a group
     ------------------------------------------------------------------------------------------------


All shareholders have the same voting rights.

As at April 30, 2002 there were 5,062,265 (28%) shares held by those with addresses in the host country, United States. Of the balance of the shares, 12,839,326 are held in Canada and 68,500 are held abroad.

To the best of the Corporation's knowledge, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian government or any foreign government.

The Corporation does not know of any arrangements, the operation of which may at a subsequent date result in a change in its control.


B. Related Party Transactions

CVD is considered a related party by virtue of the fact that the Chairman and Chief Scientific Officer of the Corporation is also the Director of CVD.

The following related party amounts are included in amounts receivable and accounts payable and accrued liabilities:

         -------------------------------------------------------------------
                                2001            2000               1999
                            ------------------------------------------------

         Due from CVD         $  69,195      $  188,276       $  175,454

         Due to CVD           $ 483,279       $ 443,089        $ 218,510
         -------------------------------------------------------------------

During the year ended December 31, 2001, the Corporation paid $1,000,000 (2000 - $1,000,000, 1999 - $7,600,000) for research and development fees to CVD under the Research Agreement entered into by the two organizations. In addition, the Corporation paid $150,000 (2000 -

$150,000, 1999 - $150,000) to CVD relating to the research chair under the Research Agreement.

Also during the year 2001, the Corporation incurred salary expenses of $484,387 (2000 - $670,271, 1999 - $2,509,055) relating to employees that have been seconded by the Corporation to CVD. These funds were reimbursed by CVD to the Corporation.


C. Interests of Experts and Counsel

Not applicable.


Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Included in Item 18 are the audited consolidated financial statements for the fiscal year ended December 31, 2001. These include the Corporation's balance sheets as at December 31, 2001 and 2000, and the statements of loss, shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999, accompanied by the Auditors' Report thereon.

The Corporation was audited using Canadian and U.S. generally accepted auditing standards (GAAS).

The Corporation had export sales of approximately $2.7 million to Europe, which represented 32% of total revenues. In addition, the Corporation sold $5.5 million in the United States, which represented 66% of total revenues.


Legal Proceedings

To the best of the Corporation's knowledge, there are currently no legal proceedings underway that would be expected to have a material impact on the Corporation's financial position or profitability.


Dividend Distribution

The Corporation has not distributed any dividends since its inception.


B. Significant Changes

No significant change has occurred since the date of the annual consolidated financial statements included in this document.

Item 9. The Offer and Listing

A.  Offer and Listing Details

A. 4. Price History of the Stock


The following are the high and low sales prices of the common shares on the Nasdaq SmallCap Market and Nasdaq National Market, as furnished by Nasdaq, and on the Canadian Dealing Network ("CDN") and the Toronto Stock Exchange ("TSX"), as provided by the TSX, since 1996:

--------------------------------------------------------------------------------
                                  NASDAQ                          CDN/TSX
                        --------------------------------------------------------
                             High             Low             High       Low
--------------------------------------------------------------------------------

By year:
1996 (Dec. 13 - 31)         US$5.25          US$4.75           $7.00      $6.40
1997                        US$5.97          US$2.88           $8.40      $4.25
1998                        US$9.63          US$3.50          $14.90      $5.20
1999                       US$16.31          US$7.50          $26.00     $12.00
2000                       US$16.88          US$5.50          $23.25      $8.00
2001                        US$9.00          US$3.20          $13.60      $5.02

By quarter:
First quarter 2000         US$16.88          US$9.13          $23.25     $13.70
Second quarter 2000        US$13.69          US$9.75          $20.25     $13.25
Third quarter 2000         US$11.00          US$9.00          $16.75     $13.80
Fourth quarter 2000         US$9.65          US$5.50          $15.45      $8.00

First quarter 2001          US$9.00          US$3.81          $13.60      $6.00
Second quarter 2001         US$8.32          US$4.87          $13.00      $7.45
Third quarter 2001          US$8.60          US$4.04          $13.00      $6.35
Fourth quarter 2001         US$4.77          US$3.20           $8.45      $5.02

By month:
November 2001               US$4.77          US$3.35           $8.45      $5.20
December 2001               US$4.15          US$3.45           $6.48      $5.40
January 2002                US$4.52          US$3.30           $7.30      $5.20
February 2002               US$3.98          US$3.27           $6.24      $5.28
March 2002                  US$3.84          US$3.33           $5.90      $5.35
April 2002                  US$3.64          US$2.56           $5.40      $4.00
-------------------------------------- ---------------- ------------------------


B.  Plan of Distribution

Not applicable.

C.  Markets

The Corporation's shares trade on the Nasdaq National Market under the ticker symbol "WHRT" and the TSX under the ticker symbol "WHT".


D.  Selling Shareholders

Not applicable.


E.  Dilution

Not applicable.


F.  Expenses of the Issue

Not applicable.


Item 10. Additional Information


A. Share Capital

Not applicable.


B. Memorandum and Articles of Incorporation

The Corporation's articles of incorporation, as amended, are incorporated by reference to Form F-1 Registration Statement under the Securities Act of 1933, as filed with the Securities and Exchange Commission on October 8, 1996 and Amendment No. 2 to Form F-1 dated December 6. 1996.

On June 22, 2000, the Corporation filed a further amendment to its articles of incorporation creating a first series of 1,374,570 preferred shares which were designated cumulative redeemable convertible preferred shares, series A ("Series A preferred shares") and defining the rights, privileges, restrictions and conditions of the Series A preferred shares. A summary of these rights, privileges, restrictions and conditions is as follows.

The holders of the Series A preferred shares are entitled to receive dividends as and when declared by the board of directors of the Corporation. Dividends accumulate at 5% per year for the first three years and 10% per year for years four through seven, and are payable semi-annually.

The holders of the Series A preferred shares have the right to convert all or any part of their Series A preferred shares into fully paid and non-assessable common shares on a share-for-share basis, subject to adjustment, commencing on the earlier of the sixth anniversary of the issuance date or the third anniversary of the issuance date if a take-over bid is announced for the common shares or if the Corporation agrees to participate in a capital reorganization.

The Series A preferred shares are non-voting except that the holders of the Series A preferred shares are entitled to vote on and elect, as a class, one director of the Corporation.

In the event of any liquidation, dissolution or winding-up of the Corporation, each holder of Series A preferred shares is entitled to receive before any distributions to holders of the common shares, an amount equal to the greater of
(a) the stated capital per Series A preferred share plus any accrued but unpaid cumulative dividends, and (b) the distribution amount which a holder of common shares would be entitled to receive. Holders of Series A preferred shares are not entitled to share in any surplus in the event of liquidation.

At the Corporation's option, the Corporation may redeem all or part of the Series A preferred shares at any time prior to June 30, 2007, and on June 30, 2007 the Corporation shall redeem all of the outstanding Series A preferred shares on payment for each share to be redeemed of US$14.55 together with unpaid accumulated dividends.

The amendment to the articles of incorporation is included as exhibit 1.1 to this report.


C. Material Contracts

On June 30, 2000 the Corporation entered into a distribution agreement with Edwards whereby Edwards will be the sole distributor, except in the United States, of the Corporation's heart assist and heart replacement products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart is committed to paying a minimum of US$2 million annually to Edwards in guaranteed gross margin on sales. On June 30, 2000 the Corporation also entered into a supply agreement with Edwards whereby Edwards will be the sole supplier of certain components to the heart assist and heart replacement products of the Corporation for a period of five years.

On June 30, 2000 the Corporation issued redeemable, convertible preferred shares to Edwards Lifesciences LLC (Edwards) for US$20.0 million that are convertible at Edward's option after June 30, 2006 into 1,374,570 common shares (representing a per share conversion price of US $14.55), plus additional common shares for the accumulated but unpaid dividends to the date of conversion, without payment of additional consideration. These preferred shares are non-voting except that Edwards can elect one director of the Corporation. These shares are callable for cash at the face amount plus accumulated but unpaid dividends at the Corporation's option at any time up to June 30, 2007, at which time they are mandatorily redeemable for the face amount of US$20.0 million plus accumulated dividends. Dividends accumulate at 5% per year for the first three years and 10% per year for years four through seven.

On May 24, 2000 the Corporation and Edwards entered into an exchange agreement and a contribution agreement pursuant to which Edwards received the right for one year following the second anniversary of the issuance to it of 4,981,128 preferred shares of the Corporation to require the Corporation to exchange those shares for an equal number of World Heart Inc. common shares. On May 8, 2002 the Corporation and Edwards amended the exchange agreement and the contribution agreement to extend the period of time within which Edwards may require the exchange of shares to two years and to extend the commencement date of the exchange window by one year. As consideration for the extension of this period, Edwards agreed that the dividend payable on its preferred shares would be decreased by one percent effective July 1, 2002. The amendment to the exchange agreement is provided as Exhibit 4.1.

In November 2001 the Corporation was approved for a grant from TPC pursuant to a TPC Agreement with the Minister of Industry. The amount to be received pursuant to this grant is equal to the lesser of $9.98 million or 31.1% of eligible costs incurred by the Corporation in connection with the prototype development and clinical trials of HeartSaver. These costs are subject to review and acceptance by Industry Canada. The Corporation is required to pay TPC a royalty equal to 1% of gross revenues from the first version of HeartSaver for a period of six years from commencement of commercial sales. If by the end of this period cumulative royalties have not reached $19.7 million, the royalty period will continue for a further four years or until cumulative royalties are $19.7 million, whichever comes first. As part of the agreement, TPC received warrants for 650,000 common shares of WorldHeart, exercisable until December 2006 at an exercise price of $6.61 per share.

On December 19, 2001, pursuant to a private placement, the Corporation issued 3,027,000 special warrants for net proceeds of $14,886,649 after deducting expenses of the placement of $1,761,851. Each special warrant is convertible without additional consideration into one common share of the Corporation and one warrant to purchase one common share. Each warrant is exercisable at a price of $6.01 for a period of 24 months from the date the special warrants are exercised or are deemed to have been exercised.

In connection with the private placement of the special warrants, on December 19, 2001 the Corporation entered into a underwriting agreement with Yorkton Securities Inc. and First Associates Investments Inc. The Corporation granted the underwriters and agents 157,490 warrants to acquire an aggregate of 157,490 underwriters' compensation options. Each such option entitles the holder to acquire one common share of the Corporation and one underlying warrant at an exercise price of $6.05 per share. The underwriters' compensation options are exercisable for a four-year period ending December 19, 2005. Each underwriters' underlying warrant entitles the holder to acquire one common share at an exercise price of $6.01 per share at any time for a period ending 24 months from the date of issue.

On January 17, 2002, the Corporation filed a final short-form prospectus with Canadian securities regulatory authorities to qualify the 3,027,000 common shares and 3,027,000 warrants issuable upon the exercise of the Special Warrants and 157,490 underwriters' compensation options issuable upon the exercise of the underwriters' warrants. All of the special warrants were deemed to have been exercised by the holders on January 24, 2002.

In connection with the formation of 2007262 Ontario Inc., on December 19, 2001 the Corporation entered into an asset transfer agreement with 2007262 pursuant to which WorldHeart sold to 2007262 certain technology in exchange for 100,000 Series 2 preferred shares of 2007262 and a promissory note in the amount of $2,000,000. The promissory note was repaid to WorldHeart from the proceeds of Series 1 preferred shares of 2007262, subscribed to by NewGen. The balance of the Series 1 preferred share proceeds is to be used to improve and enhance the technology transferred by WorldHeart.

NewGen may redeem the Series 1 preferred shares at any time and 2007262 may redeem the Series 1 preferred shares at any time after the earlier of the date that the remaining proceeds are expended on the research and development of the technology and March 19, 2003 ("the Earliest Redemption Date"). The redemption price of these shares is an amount equal to the fair market value at the time of redemption of 637,000 common shares and 637,000 common share purchase warrants of WorldHeart, exercisable at $6.01 per common share until December 19, 2003, (the "Redemption Amount"). The Redemption Amount may be paid at WorldHeart's option either in cash or by delivery of the 637,000 common shares and 637,000 common share purchase warrants.

WorldHeart may redeem its Series 2 preferred shares at any time and 2007262 may redeem them at any time after the Earliest Redemption Date by WorldHeart delivering to 2007262 the consideration, in cash or in kind, to fund the Series 1 preferred share Redemption Amount and 2007262 delivering to WorldHeart the technology and all improvements and enhancements. The Series 1 preferred shares are automatically redeemed if the Series 2 preferred shares are redeemed.


D. Exchange Controls

There is no law or Governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements (see Taxation below).

There is no limitation imposed by Canadian law or by the Articles of Incorporation of WorldHeart on the right of non-resident or foreign owners to hold or vote the common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The Investment Act requires certain "non-Canadian" individuals, Governments, corporations or other entities who wish to acquire a "Canadian business" (as defined in the Investment Act) to file either a notification or an application for review with the Director of Investments, Department of Industry, Government of Canada. The Investment Act requires that certain acquisitions of control of a Canadian business by a "non-Canadian" must be reviewed and approved in advance by the Minister responsible for the Investment Act on the basis that the Minister is satisfied that the acquisition is likely to be beneficial to Canada. The Investment Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered as constituting an acquisition of control.

E. Taxation

General

The following is a summary of certain Canadian federal income and U.S. federal income tax matters that may be relevant with respect to the acquisition, ownership and disposition of common shares.


Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax consequences of the acquisition, ownership and disposition of common shares generally applicable to holders of common shares of the Corporation ("Common Shares") who are residents of the United States ("U.S. Holders") for the purposes of the Canada-United States Income Tax Convention (1980) (the Convention), who are not residents of Canada for the purposes of the Income Tax Act (Canada) (the "Tax Act"), who hold their Common Shares as capital property, who deal at arm's length with the Corporation for the purposes of the Tax Act and who do not use or hold and are not deemed to use or hold such Common Shares in connection with a business carried on in Canada. Common Shares will generally be considered to be capital property to a U.S. Holder unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposals") and the provisions of the Convention as in effect on the date hereof. Other than the Proposals, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada. There can be no assurance that the Proposals will be enacted as proposed or at all.

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

Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder in respect of the Common Shares will generally be subject to Canadian withholding tax on the gross amount of the dividends. Under the Convention, the rate of Canadian withholding tax which would apply on dividends paid by the Corporation to a U.S. Holder is generally (i) 5% with respect to dividends paid if the beneficial owner of the dividends is a company, which owns at least 10% of the voting stock of the Corporation and (ii) 15% in all other cases.

A purchase of Common Shares of a U.S. Holder by the Corporation (other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public) will give rise to a deemed dividend to such U.S. Holder equal to the amount paid by the Corporation on the purchase in excess of the paid-up capital of such shares, determined in accordance with the Tax Act. Any such dividend deemed to have been received by a U.S. Holder will be subject to non-resident withholding tax as described above. The amount of any such deemed dividend will reduce, for Canadian tax purposes, the proceeds of disposition to a U.S. Holder of Common Shares for the purposes of computing the amount of such U.S. Holder's capital gain arising on the disposition.


United States Federal Income Tax Considerations

The following summary of United States federal income taxes describes certain United States federal income tax consequences of the ownership of common shares relating to such securities as in existence on the date hereof, but it does not purport to address all of the tax considerations that may be relevant with respect to the acquisition, ownership and disposition of common shares. This summary addresses only the United States federal income tax considerations of holders that will hold common shares as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received common shares as compensation for the performance of services, persons that will hold common shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for United States federal income tax purposes, persons that have a "functional currency" other than the United States dollar or holders that own (or are deemed to own) 10% or more (by voting power or value) of the stock of the Corporation. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of common shares. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Annual Report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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


Sale or Exchange of Common Shares

Subject to the discussion below under "Passive Foreign Investment Company Considerations", a United States Holder generally will recognize gain or loss on the sale or exchange of common shares equal to the difference between the amount realized on such sale or exchange and the United States Holder's adjusted tax basis in the common shares. Such gain or loss will be capital gain or loss. In the case of a non-corporate United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if such United States Holder's holding period for such common shares exceeds one year, with respect to common shares acquired on or after January 1, 2001, and will be further reduced if such holding period exceeds five years. Gain or loss, if any, recognized by a United States Holder generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company Considerations

A Non-United States corporation will be classified as a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75 percent of its gross income is "passive income" or (ii) at least 50 percent of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

The Corporation believes that it was not a PFIC for the calendar year 2001. Based on certain estimates of its gross income and gross assets and the nature of its business, the Corporation believes that it will not be classified as a PFIC for its current taxable year. The Corporation's status in future years will depend on its assets and activities in those years. The Corporation has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that the Corporation will not be considered a PFIC for any taxable year. If the Corporation were a PFIC, a United States Holder of common shares generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the ordinary shares.

If the Corporation were a PFIC, a United States Holder of common shares could make a variety of elections that may alleviate the tax consequences referred to above. Such elections may be made retroactively. However, it is expected that the conditions necessary for making such elections will not apply in the case of the common shares. United States Holders should consult their own tax advisors regarding the tax consequences that would arise if the Corporation were treated as a PFIC.


Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common shares made within the United States to a holder of common shares (other than an "exempt recipient," including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold 30% of any payments of dividends on, or the proceeds from the sale or redemption of, common shares within the United States to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate of 30% will be reduced to 29% for years 2004 and 2005, and 28% for years 2006 through 2010.

In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of the applicable United States Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor or middleman may rely on a certification provided by a payee that is not a United States person only if such payor or middleman does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES. PROSPECTIVE PURCHASERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.


F. Dividends and Paying Agents

Not applicable.


G. Statements by Experts

Not applicable.


H. Documents on Display

Previous items in this document refer to the Research Agreement with CVD, the License Agreement with CVD, and employment agreements with Roderick M. Bryden and Dr. Tofy Mussivand. These documents can be viewed in their entirety in the Form F-1 Registration Statement under the Securities Act of 1933, as filed with the Securities and Exchange Commission on October 8, 1996.


I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Corporation's business and financial results are affected by fluctuations in world financial markets, including currency exchange rates and interest rates. The Corporation's policies attempt to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and cost. The Corporation does not hold or issue financial instruments for trading purposes.


Foreign Exchange Risk

The Corporation conducts business in both Canadian and U.S. currencies. The Corporation does not enter into foreign exchange contracts for trading purposes. The management of foreign currency exposures is based upon estimates of the net asset or net liability position of various currencies and, to the extent that these estimates are over or understated during periods of currency volatility, the Corporation could experience unanticipated currency gains or losses.

The Corporation has entered into foreign exchange forward contracts with maturities ranging from one to three months, under its investment policy. The Corporation does not expect gains or losses on these contracts to have a material impact on our financial results.

As at December 31, 2001, the Corporation has no outstanding foreign exchange financial instruments.


Interest Rate Risk

The Corporation's exposure to market risks for changes in interest rates, relate primarily to cash equivalents and short-term investments held with four Canadian financial institutions. The Corporation has established guidelines relative to credit ratings, diversification, and terms to maturity designed to mitigate this risk and provide safety and liquidity. Due to the average maturities and the conservative nature of the investment portfolio, an adverse change in interest rates of 100 basis points would result in a decrease in the value of the portfolio of less than $50,000.


Investments

The following table presents relevant information on investment instruments held at December 31, 2001. These instruments are not leveraged and are held for purposes other than trading.



-------------------------------------------------------------------------------------------------------
Type of Instrument                Total          Interest Rate      Maturity Date
-------------------------------------------------------------------------------------------------------

Cash equivalents:
Short-term asset backed notes    $11,328,299     1.90% to 2.28%     Jan. 4, 2002 to Feb. 21, 2002

Short-term investments:
Corporate securities              $6,881,300     1.78% to 3.08%     Jun. 15, 2002 to Sept. 24, 2003
-------------------------------------------------------------------------------------------------------


Capital Leases

The Corporation believes that the carrying value of the capital lease obligation approximates fair value due to its floating, market rate of interest.


Credit Risk

In the normal course of business, the Corporation provides credit to customers in the health care industry, performs credit evaluations of these customers and maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable. The Corporation has a limited number of customers. As of December 31, 2001 approximately 14% (2000 - 49%) of the accounts receivable balance was due from Edwards.


Item 12. Description of Securities Other than Equity Securities

Not applicable.



PART II


Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.


Item 15. Reserved


Item 16. Reserved

PART III


Item 17. Financial Statements

Not applicable.


Item 18. Financial Statements

(a) See Audited Consolidated Financial Statements attached as EX-10.1 hereof.

Financial Statement Schedule

The following financial statement schedule is filed as part of this report:

              Schedule II       Valuation and Qualifying Accounts

All other schedules are omitted as they are not required or the required information is shown in the financial statements or notes thereto.


Item 19. Exhibits

--------------------------------------------------------------------------------
Item                                  Reference
--------------------------------------------------------------------------------

1 Articles of Incorporation

Articles of Incorporation             See Form F-1 Registration Statement Under
                                      The Securities Act of 1933 dated October
                                      8, 1996.

Form of Amendments to Articles of     See Amendment No. 2 to Form F-1
Incorporation                         Registration Statement Under The
                                      Securities Act of 1933 dated December 6,
                                      1996.

Amendment to Articles of              See EX-1.1 hereof.
Incorporation dated June 12,
2000

--------------------------------------------------------------------------------
Item                                  Reference
--------------------------------------------------------------------------------


By-laws of the Registrant             See Form F-1 Registration Statement Under
                                      The Securities Act of 1933 dated October
                                      8, 1996.

Amendment to the By-Laws of           See Amendment No. 2 to Form F-1
the Registrant                        Registration Statement Under The
                                      Securities Act of 1933 dated December 6,
                                      1996.

2. Instruments and definition of
   rights

Form of specimen certificate for      See Amendment No. 1 to Form F-1
Common Shares                         Registration Statement Under The
                                      Securities Act of 1933 dated November 18,
                                      1996.

Form of Underwriter's Warrant         See Form F-1 Registration Statement Under
Agreement                             The Securities Act of 1933 dated October
                                      8, 1996.

Form of Canadian Underwriter's        See Amendment No. 2 to Form F-1
Warrant Agreement                     Registration Statement Under The
                                      Securities Act of 1933 dated December 6,
                                      1996.

Exchange Agreement, dated as of       See EX-4.1 to Form 20-F Annual Report
May 24, 2000, by and between Edwards pursuant to Section 13 or 15 (d) of the Lifesciences LLC, a Delaware limited Securities Exchange Act of 1934 dated May
liability company, and World Heart    17, 2001.
Corporation

Shareholders' Agreement, dated as of  See EX-4.2 to Form 20-F Annual Report
June 30, 2000, among World Heart      pursuant to Section 13 or 15(d) of the
Corporation, Edwards Lifesciences     Securities and Exchange Act of 1934 dated
LLC, a Delaware limited liability     May 17, 2001.
company (Edwards LLC), Edwards
Lifesciences (US) Inc., a Delaware
corporation and Roderick M. Bryden,
Dr. Tofy Mussivand and the Ottawa
Heart Institute Research Corporation
(the Other Shareholders)

--------------------------------------------------------------------------------
Item                                  Reference
--------------------------------------------------------------------------------

Convertible Preferred Share Agree-    See EX-4.3 to Form 20-F Annual Report
ment, dated as of May 24, 2000,       pursuant to Section 13 or 15(d) of the
between World Heart Corporation and   Securities and Exchange Act of 1934 dated
Edwards Lifesciences LLC              May 17, 2001.

Amendment to Exchange Agreement       See EX-4.1 hereof.
dated as of May 8, 2002 by and
between World Heart Corporation
and Edwards Lifesciences LLC


3 Voting trust agreements

Any voting trust agreements and any   Not applicable.
amendments to those agreements

4. Material contracts

Distribution Agreement made           See EX-10.1 to Form 20-F Annual Report
effective as of June 30, 2000, by     pursuant to Section 13 or 15(d) of the
and between World Heart Corporation   Securities Exchange Act of 1934 dated
and Edwards Lifesciences LLC          May 17, 2001.

Transition Services Agreement         See EX-10.2 to Form 20-F Annual Report
dated as of June  30, 2000, among     pursuant to Section 13 or 15(d) of the
Edwards Lifesciences LLC, Valentine   Securities Exchange Act of 1934 dated May
Acquisition Corp., and World Heart    17, 2001.
Corporation

Supply Agreement dated as of June     See EX-10.3 to Form 20-F Annual Report
30, 2000 between Edwards              pursuant to Section 13 or 15 (d) of the
Lifesciences LLC, Valentine           Securities Exchange Act of 1934 dated May
Acquisition Corp. and Edward Novacor  17, 2001.
LLC

--------------------------------------------------------------------------------
Item                                  Reference
--------------------------------------------------------------------------------

Trust Agreement dated as of June 30, See EX-10.4 to Form 20-F Annual Report 2000 among Edwards Lifesciences LLC, pursuant to Section 13 or 15 (d) of the
Edwards Lifesciences (U.S.) Inc.,     Securities Exchange Act of 1934 dated May
World Heart Corporation and CIBC      17, 2001.
Mellon Trust Company

Certificate of Designation of         See EX-10.5 to Form 20-F Annual Report
Series A Cumulative Participating     pursuant to Section 13 or 15 (d) of the
Preferred Stock of Valentine          Securities Exchange Act of 1934 dated May
Acquisition Corp.                     17, 2001.


Transfer, Assignment and Assumption   See EX-10.6 to Form 20-F Annual Report
Agreement dated as of June 30, 2000   pursuant to Section 13 or 15 (d) of the
by and among Edwards Lifesciences     Securities Exchange Act of 1934 dated May
LLC, Edwards Lifesciences             17, 2001.
Corporation and Edward Novacor LLC


Special Warrant Indenture Providing   See Form 6-K Report of Foreign Private
for the Creation and Issue of         Issuer pursuant to Rule 13a-16 or 15d-16
Special Warrants dated as of          of the Securities 2001 Exchange Act of
December 19, between World Heart      1934 filed on January 23, 2002.
Corporation and CIBC Mellon Trust
Company.


Warrant Indenture Providing for the   See Form 6-K Report of Foreign Private
Creation and Issue of Warrants dated Issuer pursuant to Rule 13a-16 or 15d-16 as of December 19, 2001 between World of the Securities Exchange Act of 1934
Heart Corporation and CIBC Mellon     filed on January 23, 2002.
Trust Company.

"TPC" Agreement No. 720-483474 made   See Form 6-K Report of Foreign Private
between the Minister of Industry for  Issuer pursuant to Rule 13a-16 or 15d-16
Canada and World Heart Corporation    of the Securities Exchange Act of 1934
dated November 2, 2001.               filed on January 23, 2002.


Asset Transfer Agreement dated        See Form 6-K Report of Foreign Private
December 19, 2001 between 2007262     Issuer pursuant to Rule 13a-16 or 15d-16
Ontario Inc. and World Heart          of the Securities Exchange Act of 1934
Corporation.                          filed on January 23, 2002.

--------------------------------------------------------------------------------
Item                                  Reference
--------------------------------------------------------------------------------

Underwriting Agreement Relating       See Form 6-K Report of Foreign Private
to the Offering of Special Warrants   Issuer pursuant to Rule 13a-16 or 15d-16
of World Heart Corporation dated      of the Securities Exchange Act of 1934
December 19, 2001 between World       filed on January 23, 2002.
Heart Corporation, Yorkton
Securities Inc. and First
Associates Investments Inc.

Shareholders Agreement dated as of    See Form 6-K Report of Foreign Private
December 19, 2001 between New         Issuer pursuant to Rule 13a-16 or 15d-16
Generation Biotech (Equity) Fund      of the Securities Exchange Act of 1934
Inc., and World Heart Corporation     filed on January 23, 2002.
and 2007262 Ontario Inc.

Registration Rights Agreement         See Form 6-K Report of Foreign Private
between New Generation Biotech        Issuer pursuant to Rule 13a-16 or 15d-16
(Equity) Fund Inc. and World Heart    of the Securities Exchange Act of 1934
Corporation dated as of December 19,  filed on January 23, 2002.
2001

Subscription Agreement by and among   See Form 6-K Report of Foreign Private
New Generation Biotech (Equity)       Issuer pursuant to Rule 13a-16 or 15d-16
Fund Inc., 2007262 Ontario Inc. and   of the Securities Exchange Act of 1934
World Heart Corporation dated as of   filed on January 23, 2002.
December 19, 2001


5. Material patents

Material foreign patents              Not requested.

6. Earnings per share calculation

EPS Calculation of earnings per share disclosed in the attached audited financial statements. See audited financial statements attached.

--------------------------------------------------------------------------------
Item                                  Reference
--------------------------------------------------------------------------------

7. Financial ratios

Calculation of financial ratios       Not applicable.

8. Subsidiary information

Details relating to subsidiaries.     World Heart Inc.
                                      Incorporated in Delaware, United States
                                      Operating as World Heart Inc.

9. Statement relating to 8.A.4        Not applicable.

10. Audited Consolidated Financial    See EX-10.1 hereof.
Statements of World Heart
Corporation



Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.


World Heart Corporation


/s/Ian Malone




_________________________________   Dated: June 7, 2002
Ian W. Malone
Vice President Finance and Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit

EX-1.1    Amendment to Articles of Incorporation dated June 22, 2000.

EX-4.1 Amendment to Exchange Agreement dated as of May 8, 2002 by and between World Heart Corporation and Edwards Lifesciences LLC.

EX-10.1   Audited Consolidated Financial Statements of World Heart Corporation.