Form 20-F
WORLD HEART CORP
filed 2003-06-30
CIK 1024520

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------
                                    FORM 20-F

                     Annual Report Pursuant to Section 13 or
                  15(d) of the Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 2002
                         Commission File Number 0-28882
                                -----------------
                             World Heart Corporation
             (Exact name of Registrant as specified in its charter)

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

                     Common shares . . . . . . . .17,970,127

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17 [ ]     Item 18 [X]

In this document, World Heart Corporation is referred to as the "Corporation" or "WorldHeart", the ventricular assist device, HeartSaverVAD(TM), being developed by WorldHeart is referred to as "HeartSaver" and its left ventricular assist system, Novacor(R)LVAS, is referred to as "Novacor LVAS".

The Corporation publishes its audited financial statements in Canadian dollars. In this Annual Report, references to "dollars" or "$" or "Cdn $" are to Canadian dollars and references to "US dollars" or "US$" are to United States dollars.

Unless otherwise stated, all translations of Canadian dollars into United States dollars in this Annual Report have been made at the rate of Cdn$1.00 = US$0.6976, which was the exchange rate of Canadian currency in exchange for United States currency, as reported by the Bank of Canada on April 30, 2003.

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

                             WORLD HEART CORPORATION

                               INDEX TO FORM 20-F

20-F Part and Item No.                                                  Page No.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers................5
Item 2.   Offer Statistics and Expected Timetable..............................5
Item 3.   Key Information......................................................5
Item 4.   Information on the Company..........................................14
Item 5.   Operating and Financial Review and Prospects........................27
Item 6.   Directors, Senior Management and Employees..........................39
Item 7.   Major Shareholders and Related Party Transactions...................49
Item 8.   Financial Information...............................................50
Item 9.   The Offer and Listing...............................................51
Item 10.  Additional Information..............................................52
Item 11.  Quantitative and Qualitative Disclosures about Market Risk..........61
Item 12.  Description of Securities Other than Equity Securities..............62

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.....................62
Item 14.  Material Modifications to the Rights of Security Holders
              and Use of Proceeds.............................................62
Item 15.  Controls and Procedures.............................................62
Item 16A. Audit Committee Financial Expert....................................63
Item 16B. Code of Ethics......................................................63
Item 16C. Principal Accountant Fees and Services..............................63

PART III

Item 17.  Financial Statements................................................63
Item 18.  Financial Statements................................................63
Item 19.  Exhibits............................................................64

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated balance sheet data as at December 31, 1998 through December 31, 2002, and consolidated statement of loss data for the twelve months then ended set forth below in Canadian dollars is derived from the audited consolidated financial statements of the Corporation, including the notes thereto, included elsewhere in this Annual Report. Certain financial data are also presented in United States dollar amounts for the year ended December 31, 2002 using an exchange rate of Cdn$1.00 = US$0.6976, which represents the Bank of Canada buying rate as at April 30, 2003, solely for the convenience of the reader. Such translations should not be construed as representations that the Canadian dollar amounts represent, or have been or could be converted into, United States dollars at any other rate. The selected financial data should be read in conjunction with the audited consolidated financial statements, including notes thereto.

Canadian GAAP Consolidated Statements of Loss Data:

--------------------------------------------------------------------------------------------------------------
                                                   For the Twelve Months Ended
                         -------------------------------------------------------------------------------------
                               Dec. 31, 2002         Dec. 31, 2001  Dec. 31, 2000  Dec. 31, 1999  Dec. 31, 1998
                         -------------------------------------------------------------------------------------
                             Cdn$        U.S$         Cdn$          Cdn$           Cdn$          Cdn$
--------------------------------------------------------------------------------------------------------------

Revenue(1)                 10,106,931   7,050,595     8,252,624      4,674,485              -             -

Loss from operations       42,599,743  29,717,581    62,097,024     35,242,887     18,671,650      4,215,663

Loss before income taxes   49,761,139  34,713,371    70,654,812     35,928,382     17,442,741      3,665,269

Net loss                   49,761,139  34,713,371    65,666,568     30,385,422     17,442,741      3,665,269

Basic and diluted net
loss per common share            2.80        1.95          4.36           2.04          1.30            0.33

Weighted average number
of common shares (#)       17,779,385  17,779,385    15,069,229     14,878,625    13,463,943      11,078,948
-------------------------------------------------------------------------------------------------------------

Canadian GAAP Consolidated Balance Sheet Data:

-------------------------------------------------------------------------------------------------------------
                                       Dec. 31,             Dec. 31,      Dec. 31,     Dec. 31,     Dec. 31,
                                        2002                  2001          2000         1999         1998
                                 Cdn$            US$          Cdn$          Cdn$         Cdn$         Cdn$
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents         248,181        173,131   15,345,159    23,624,549   10,969,399    5,561.941

Short-term investments                  -              -    6,881,300    22,696,677   13,680,708    8,571,098

Working capital               (8,052,555)    (5,617,462)   26,197,918    51,027,060   23,601,991   13,489,597

Goodwill and other
intangibles                    27,412,369     19,122,869   34,734,872    49,941,394      170,000      178,000

Total assets                   45,045,913     31,424,029   77,883,118   115,924,848   27,019,716   16,482,589

Long-term debt                          -              -       63,829       226,316      377,247      517,444

Preferred share debt           72,750,188     50,750,531   65,684,726    55,211,759           -             -

Common stock                   87,788,808     61,241,472   72,902,159    73,752,739   57,738,796   30,347,768

Special warrants and
rights                          3,420,016      2,385,803   18,306,665             -            -             -

Contributed surplus            40,683,222     28,380,616   38,885,336    36,951,336            -             -

Shareholders' equity
(deficiency)                 (47,485,194)   (33,125,671)      478,059    47,191,567    24,611,710   14,663,423

Number of common shares
outstanding                    17,970,127     17,970,127   14,943,127    15,117,427    14,150,539   12,243,000

Dividend per share                      -              -            -             -             -             -
-----------------------------------------------------------------------------------------------------------

     (1) Commercial activities commenced with the Corporation's acquisition of Edwards Novacor LLC from Edwards Lifesciences LLC on June 30, 2000.

U.S. GAAP Consolidated Statements of Loss Data:

----------------------------------------------------------------------------------------------------------------
                                                   For the Twelve Months Ended
----------------------------------------------------------------------------------------------------------------
                              Dec. 31, 2002          Dec. 31, 2001   Dec. 31, 2000  Dec. 31, 1999  Dec. 31, 1998
                         ---------------------------------------------------------------------------------------
                             Cdn$        US$            Cdn$             Cdn$           Cdn$            Cdn$
----------------------------------------------------------------------------------------------------------------
Net loss in accordance    38,552,725  26,894,381     54,216,851      38,885,092     17,442,741      3,665,269
with U.S. GAAP

Accretion on preferred
shares                     7,000,098   4,883,268      7,071,611       3,080,000              -              -

Net loss applicable to
common shares             45,552,823  31,777,649     61,288,462      41,965,092     17,442,741      3,665,269

Basic and diluted net
loss per common share           2.56        1.79           4.07            2.82           1.30           0.33

Weighted average number
of common shares (#)      17,779,385  17,779,385     15,069,229      14,878,625     13,463,943     11,078,948
----------------------------------------------------------------------------------------------------------------

Selected U.S. GAAP Balance Sheet Data:

The following balance sheet items, as presented under U.S. GAAP, differ from Canadian GAAP:

------------------------------------------------------------------------------------------------------------
                                   Dec. 31,              Dec. 31,       Dec. 31,      Dec. 31,      Dec. 31,
                                     2002                  2001           2000          1999          1998
                         -----------------------------------------------------------------------------------
                             Cdn$           US$            Cdn$           Cdn$          Cdn$          Cdn$
------------------------------------------------------------------------------------------------------------

Goodwill and other
intangibles                26,128,916     18,227,532     30,216,648    42,188,399       170,000      178,000

Total assets               43,762,460     30,528,692     73,364,894   108,171,853    27,019,716   16,482,589

Preferred shares          111,411,319     77,720,536    105,319,402    92,671,602             -            -

Common stock              136,451,958     95,188,886    121,565,309   122,415,889   106,401,946   79,010,918

Special warrants and
rights                              -              -     14,886,649             -             -            -

Shareholders' equity
(deficiency)             (90,849,794)   (63,376,816)   (47,094,857)     1,740,561    24,611,710   14,663,423
------------------------------------------------------------------------------------------------------------

Exchange Rates

On April 30, 2003, the exchange rate of Canadian currency in exchange for United States currency, as reported by the Bank of Canada, was Cdn$1.00 = US$0.6976.

The following tables set forth, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars and, for the annual periods, the average of such exchange rates on the last day of each month during such period, and the rates for each such period end, based upon the Noon Buying Rate:

--------------------------------------------------------------------------------

 Year ended
December 31,             High           Low          Average      Period End
--------------------------------------------------------------------------------
    2002                0.6618        0.6199        0.6368          0.6339
    2001                0.6695        0.6242        0.6458          0.6279
    2000                0.6973        0.6413        0.6733          0.6666
    1999                0.6929        0.6537        0.6730          0.6929
    1998                0.7105        0.6343        0.6743          0.6534
--------------------------------------------------------------------------------

-----------------------------------------------------------------------

Month                          High                     Low
-----------------------------------------------------------------------
April 2003                    0.6976                  0.6736
March 2003                    0.6823                  0.6708
February 2003                 0.6724                  0.6531
January 2003                  0.6570                  0.6350
December 2002                 0.6462                  0.6331
November 2002                 0.6439                  0.6289
-----------------------------------------------------------------------

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risk Related To Our Financial Results

If we cannot operate as a going concern, our stock price will decline and you may lose your entire investment. Our auditors included an explanatory paragraph in their report on our financial statements for the year ended December 31, 2002 which states that, due to recurring losses from operations since our inception, there is substantial doubt about our ability to continue as a going concern. Our financial statements for the three months ended March 31, 2003 do not include any adjustments that might result from our inability to continue as a going concern. These adjustments could include additional liabilities and the impairment of certain assets. If we had adjusted our financial statements for these uncertainties, our operating results and financial condition would have been materially and adversely affected.

The Company Has High Levels of Debt Which it May Not be Able to Repay

The Company has structured debt in the form of a senior loan, a subordinated loan and preferred shares. As of March 31, 2003, the Company's total structured debt amounted to $79,725,138. The total debt includes senior and subordinated loans totalling $10,147,945 and preferred shares totalling $69,577,193. The senior and subordinated loans will mature on July 31, 2003. We may not be able to pay off these loans when they come due without the completion of a large capital transaction. Failure by the Company to repay these amounts when due could have a material adverse effect on the Company's financial condition and operations. These loans also require that the Company comply with certain covenants. Failure to comply with these covenants may allow lenders to elect to accelerate the repayment dates.

Limited Revenues Earned Since Incorporation

The Corporation generated revenues of $10,106,931 from commercial sales of its Novacor LVAS for the year ended December 31, 2002 but does not expect to generate substantial revenues until such time, if ever, as it receives a U.S. Food and Drug Administration, or "FDA", "destination therapy" indication for the Novacor LVAS, or as development efforts relating to, and clinical trials of, HeartSaver are successfully completed and regulatory approvals for its commercial sale are obtained. Destination therapy is the use of a device to support a patient who has no predictable prospect of future heart transplant or recovery of their natural heart. The Corporation does not contemplate commercial production of HeartSaver until 2006 or 2007. Moreover, no assurance can be given that any regulatory approvals will ever be obtained or, even if obtained, that such approvals will lead to the successful commercialization of HeartSaver.

Significant Capital Requirements and Need for Significant Additional Financing

The Corporation will continue to be dependant on its ability to obtain additional capital in order to fund its HeartSaverVAD research and development program and to fund its current commercial operations until such time, if ever, as they achieve profitability. The Corporation has no current arrangements with respect to sources of additional financing, and there can be no assurance that additional financing will be available to the Corporation when needed, on commercially reasonable terms. The inability to obtain additional financing when needed could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Regulatory Approvals May Not Be Obtained

Most countries, including the United States, Canada and countries in the European Union, require regulatory approval prior to the commercial distribution of medical devices. In particular, implanted medical devices generally are subject to rigorous clinical testing as a condition of approval by the FDA and by similar authorities in Canada, in Europe and in other countries. The approval process for the HeartSaverVAD is expensive and time consuming. Non-compliance with applicable regulatory requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant marketing approval for devices, withdrawal of marketing approvals, and criminal prosecution. The inability to obtain the appropriate regulatory approvals for the Corporation's products in the United States, Canada and the rest of the world could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation plans to apply to Health Canada in 2005, which administers the Food and Drugs Act (Canada) governing the sale and advertising of medical devices in Canada, for its approval to commence human clinical trials of HeartSaver in 2005 and, if such trials are successful, the Corporation expects to apply in 2005 for Health Canada's approval to market HeartSaver in Canada in late 2006 or early 2007. The Corporation will also seek the necessary regulatory approvals for clinical trials and market approval in the United States and the European Union. There can be no assurance that Health Canada, the FDA or any other regulatory authority will act favourably or quickly in its review of the Corporation's applications, if and when made, and significant difficulties and costs may be encountered by the Corporation in its efforts to obtain such approvals that could delay or preclude the Corporation from selling HeartSaver in Canada, the United States and elsewhere. Failure to receive, or delays in receiving, such approvals, including the need for extended clinical trials or additional data as a prerequisite to approval, limitations on the intended use of HeartSaver, the restriction, suspension or revocation of any approvals obtained or any failure to comply with approvals obtained could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Although Novacor LVAS has already been approved in Europe for use in end-stage heart failure patients without restriction to indication ("bridge to transplant," "alternative to transplant" and "bridge to recovery") and in Japan for use by cardiac patients at risk of imminent death from non-reversible left ventricular failure for with there is no alternative but a heart transplant, it is currently approved in the United States and Canada as a "bridge-to-transplant" therapy only, for recipients awaiting a donor heart. While Novacor LVAS clinical trial is continuing in the United States for the expanded destination-therapy market indication, on August 14, 2002 the Corporation submitted a supplement to its PreMarket Approval with the FDA for such indication. The submission was accepted for filing on an expedited review basis by the FDA on November 22, 2002. However, there can be no assurance that any further regulatory approvals will be obtained. The inability to expand the indicated uses of Novacor LVAS in the United States and other countries could have a material adverse effect on the Corporation's future earnings.

Dependence on a Limited Number of Products

The Corporation's future financial performance will depend on the successful sales and marketing of Novacor LVAS and the development, introduction, customer acceptance and successful sales and marketing of the Corporation's proposed HeartSaver, which is currently under development. To date, all of the Corporation's revenues have resulted from sales of Novacor LVAS. There is presently no pre-clinical data relating to HeartSaver, and no applications for any clinical trials or regulatory approvals have been made. Prior to any commercial use, the technologies relating to HeartSaver currently under development will require pre-clinical and extensive clinical testing, and regulatory approvals. New product development is highly uncertain and unanticipated developments, clinical and regulatory delays, adverse or unexpected side effects or inadequate therapeutic efficacy could delay or prevent the successful commercialization of HeartSaver. There can be no assurance that the Corporation will not experience difficulties that could delay or prevent the commercialization of HeartSaver. Any significant delays in, or premature termination of, clinical trials of the Corporation's products under development could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Uncertainty of Market Acceptance

HeartSaver and Novacor LVAS represent ventricular assist technologies that must compete with other pulsatile assist products as well as with other therapies for heart failure, such as medication, transplants, cardiomyoplasty and non-pulsatile flow (continuous flow) pumps. Failure of the

Corporation's products to achieve significant market acceptance could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Competition; Technological Obsolescence

In addition to competing with other less-invasive therapies for heart failure, including drugs and pacing, the Corporation's products will compete with ventricular assist technology being developed and sold by a number of companies. Competition from device companies and medical device subsidiaries of healthcare and pharmaceutical companies is intense and expected to increase.

Some of the Corporation's competitors have substantially greater financial, technical, manufacturing, distribution and marketing resources than the Corporation. There can be no assurance that third parties will not succeed in developing or marketing technologies and products that are more effective than those developed or marketed by the Corporation or that could render the Corporation's technology and products non-competitive or obsolete, or that the Corporation will be able to keep pace with technological developments.

Limitations on Third-Party Reimbursement

Individual patients will seldom be able to pay directly for the costs of implanting the Corporation's devices. Successful commercialization of the products will depend in large part upon the availability of reimbursement for the treatment and medical costs associated with the products from third-party payers, including governmental and private health insurers and managed care organizations. Consequently, the Corporation expects that its products will typically be purchased by healthcare providers, clinics, hospitals and other users who will bill various third-party payers, such as government programs and private insurance plans, for the healthcare services provided to their patients.

Coverage and the level of payment provided by United States and foreign third-party payers vary according to a number of factors, including the medical procedure, third-party payer, location, outcome and cost. In the United States, many private payers follow the recommendations of the Center for Medicare and Medicaid Services (CMS), which establishes guidelines for the government coverage of procedures, services and medical equipment and the payment by healthcare providers.

While CMS has announced pending increases in reimbursement for LVADs, and extension of coverage to include both bridge and destination therapy-indications, there can be no assurance with respect to any markets in which the Corporation seeks to distribute its products that third-party coverage and reimbursement will be adequate, that current levels of reimbursement will not be decreased in the future or that future legislation, regulation or reimbursement policies of third-party payers will not otherwise adversely affect the demand for the Corporation's products or its ability to sell its products on a profitable basis, particularly if the installed cost of the Corporation's systems and devices should be more expensive than competing products or procedures. The unavailability of third-party payer coverage or the inadequacy of reimbursement could have a material adverse effect on the Corporation's business, financial condition and results of operations.

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

Risks Associated with Manufacturing Operations; Risks Resulting From Dependence on Third-Party Manufacturers; Dependence on Sole Suppliers

The manufacture of the Corporation's products is a complex operation involving a number of separate processes and components. Material costs are high and certain of the manufacturing processes involved are labour-intensive. Achieving significant cost reductions will depend upon the Corporation's ability to reduce material costs and reduce the time required to complete certain manufacturing processes. The conduct of manufacturing operations is subject to numerous risks, including reliance on third-party manufacturers, unanticipated technological problems and delays. There can be no assurance that the Corporation, or any entity manufacturing products or components on behalf of the Corporation, will be able to comply with applicable manufacturing regulations or satisfy regulatory inspections in connection with the manufacture of the Corporation's products. Failure or delay by the Corporation or any third-party manufacturer of the Corporation's products or product components to comply with applicable regulations or to satisfy regulatory inspections could have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation is currently dependent on single source third-party manufacturers for several of the components used in Novacor LVAS and HeartSaver. The Corporation does not have agreements with many of such single-source manufacturers and purchases these components pursuant to purchase orders placed from time to time in the ordinary course of business. The Corporation is substantially dependent on the ability of these manufacturers to provide adequate inventories of these components on a timely basis and on favourable terms. These manufacturers also produce components for certain of the Corporation's competitors, as well as other large customers, and there can be no assurance that such manufacturers will have sufficient production capacity to satisfy the Corporation's inventory or scheduling requirements during any period of sustained demand, or that the Corporation will not be subject to the risk of price fluctuations and periodic delays. Although the Corporation believes that its relationship with its manufacturers is satisfactory and that alternative sources for the components it currently purchases from single-source suppliers are currently available, the loss of the services of such manufacturers or substantial price increases imposed by such manufacturers, in the absence of readily available alternative sources of supply would have a material adverse effect on the Corporation. Failure or delay by such manufacturers in supplying components to the Corporation on favourable terms could also adversely affect the Corporation's operating margins and the Corporation's ability to develop and deliver its products on a timely and competitive basis.

Dependence on Key Personnel

As a result of the specialized scientific nature of the Corporation's business, the Corporation is dependent on its ability to attract and retain qualified scientific, technical and key management personnel.

Potential Conflicts of Interest

Dr. Tofy Mussivand, Chairman and Chief Scientific Officer of the Corporation, is also the Director and Principal Investigator of the University of Ottawa's Ottawa Heart Institute Research Corporation, Cardiovascular Devices Division ("CVD"). In addition, Ottawa Heart Institute Research Corporation ("OHIRC") (the research entity of which

CVD is a division) is a principal shareholder of the Corporation, beneficially owning 3.8% of the outstanding common shares at the fiscal year ending December 31, 2002. The foregoing arrangements and relationships may give rise to conflicts of interest with respect to future interpretations of the agreements between the Corporation and CVD or with respect to future transactions between the Corporation and CVD. Moreover, there can be no assurance that in carrying out his duties with respect to CVD, Dr. Mussivand will not find himself in situations that could give rise to conflicts of interest with his duties to the Corporation. There can be no assurance that if conflicts do arise, they will be resolved in a manner favourable to the Corporation. There can also be no assurance that future transactions or arrangements between the Corporation and any of such entities will be advantageous to the Corporation.

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

Reliance on Edwards Lifesciences LLC ("Edwards")

On June 30, 2000, the Corporation entered into a distribution agreement with Edwards whereby Edwards will be the sole distributor, except in the United States, of the Corporation's heart assist products, including Novacor LVAS and HeartSaver, until June 30, 2005. Moreover, pursuant to the terms of the distribution agreement, the Corporation is obligated to pay Edwards a minimum annual fee of US$2,000,000 less the actual gross margin for the duration of the agreement. Distribution and sales of Novacor LVAS through Edwards accounted for a significant portion of the Corporation's total revenue in fiscal 2000, 2001 and 2002. On June 30, 2000, the Corporation also entered into a supply agreement with Edwards whereby Edwards is the sole supplier of certain components of the heart assist products of the Corporation, including Novacor LVAS and HeartSaver, until June 30, 2005. In the event Edwards is unable to provide adequate inventories of such components to the Corporation on a timely basis it could have a material adverse effect on the Corporation. In addition, the existence of the Corporation's relationship with Edwards may limit the ability of the Corporation to establish, or preclude the establishment of, relationships with competitors of Edwards.

Risks Associated with Acquisitions

The Corporation from time to time evaluates potential acquisitions of complementary businesses, products and technologies. Such acquisitions could subject the Corporation to numerous risks, including risks associated with the integration into the Corporation of new employees and technology. Moreover, the negotiation and completion of such transactions involves the diversion of the Corporation's resources. In addition, acquisitions could result in immediate and substantial dilution of the Corporation's existing shareholders, large one-time write-offs or the creation of goodwill or other intangible assets. The failure to successfully evaluate, negotiate, effect and integrate an acquisition transaction could have a material adverse effect on the

Corporation's business, financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

The Corporation was incorporated by Articles of Incorporation under the laws of the Province of Ontario, Canada, on April 1, 1996. The legal and commercial name of the Corporation is World Heart Corporation. The Corporation's head office is located at 1 Laser Street, Ottawa, Ontario, Canada, K2E 7V1 and its telephone number is (613) 226-4278. The Corporation has registered HeartSaverVAD(TM) as a trademark in Canada, and has applied to register it in the United States and in several other countries. World Heart Inc., a wholly owned subsidiary, is located at 7799 Pardee Lane, Oakland, CA, USA, 94621 and with the telephone number (510) 563-5000. 2007262 Ontario Inc., an associated research and development company, is located at the Corporation's head office address.

WorldHeart was organized in April 1996 to develop a global scale medical device business focused initially on HeartSaver through licensed artificial heart and related technology developed by the CVD. HeartSaver is designed to be an affordable, implantable heart assist device to provide long-term support of pulsatile blood flow to patients suffering from heart failure and to permit the recipient to return to near normal activities. On August 21, 2002, the Corporation announced the amalgamation of its HeartSaver I, II and III development programs, with the objective of reducing overall research and development costs to bring an optimized (smaller and more efficient) HeartSaverVAD to commercial production in 2007.

On June 30, 2000, the Corporation, through World Heart Inc., its wholly owned subsidiary, acquired the assets and liabilities of Edwards Novacor LLC ("Novacor") from Edwards for a total purchase price of approximately $62.5 million. As a result of this acquisition, WorldHeart began commercial operations with the sale of Novacor LVAS. Development of Novacor LVAS commenced in 1969 with the objective of developing a long-term circulatory support device and with the focus on an implantable electrically driven pump. Novacor LVAS is commercially available as a bridge to transplantation in Europe, the United States and Canada. In Europe, it is also available as an alternative to transplantation and as a bridge to recovery to support patients who may have an ability to recover use of their natural heart. In Japan, Novacor LVAS is approved for use by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant. Additionally, in the U.S., the Corporation submitted a PMA (pre-marketing approval) Supplement to the FDA for use of the Novacor LVAS by end-stage heart-failure patients who are not candidates for heart transplantation. The FDA accepted the submission for filing and has accorded the submission expedited review status. Novacor LVAS has been implanted in more than 1,400 patients worldwide.

4.B. Business Overview

WorldHeart's business is currently focused on the development and commercialization of ventricular assist devices (VADs). VADs are mechanical assist devices that can provide an effective treatment for end-stage heart failure by supplementing the circulatory function of the heart by rerouting blood flow through a mechanical pump. There have been more than 10,000 VADs used clinically over the past 10 years.

The Corporation currently is focused on two VAD technologies: the Novacor LVAS and the HeartSaverVAD. The Novacor LVAS represents the Corporation's current generation of implantable pulsatile VADs. HeartSaverVAD is currently under development and is expected to result in the Corporation's next-generation implantable-pulsatile VAD.

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

Medication. Pharmaceutical drugs are the first line of defence against heart failure; however, in spite of many advances, drug therapies continue to be able to provide only very limited relief. Drug therapies do not treat the underlying disorder and, thus, can only slow the disease's progression. Moreover, a significant number of heart-failure patients may be resistant to treatment with drug therapies and often such therapies have side effects, some of which can be quite serious for certain patients.

Heart Transplantation. Heart transplantation is currently the intervention of choice for some patients with end-stage heart failure. Patients receiving heart transplants have a 71% five-year survival rate [source: American Heart Association ("AHA"), 2003 Update]. However, the availability of donor organs as well as other major limitations, described below, has limited the number of transplants worldwide to about 4,000 per year. In the United States, the number of heart transplants is just over 2,000 annually (2001 - 2,202, 2000 - 2,198, 1999 - 2,184, 1998 - 2,340, 1997 - 2,290, 1996 - 2,342), according to the AHA, despite the fact that the AHA estimates that each year at least 40,000 Americans under age 65 would benefit from heart transplants. Another negative feature of transplants is the need for immuno-suppressive medication, which can make patients vulnerable to other diseases and may have other side effects. In addition, heart transplantation procedures are rarely used in emergency situations because of the time required to obtain a suitable donor organ. The quality of donor hearts is not always optimal and, once implanted, little can be done about the quality of the graft. The transplanted natural heart can itself develop complications. Finally, the costs of heart transplants are reported to be up to US$250,000 for the first year.

Artificial Heart Technology. Both total artificial hearts and VADs (each a form of mechanical circulatory support) have been used clinically and have been demonstrated to be viable treatments for end-stage heart failure. These devices have already saved thousands of lives during temporary use as a bridge to transplant while the recipients await a heart transplant and recently have been used as a bridge-to-recovery therapy or as an alternative to transplantation. However, the devices currently on the market are designed for implantation in the abdomen or placement outside the body with connections to the heart, both requiring perforation of the diaphragm and/or skin tissue. The external devices typically require at least two perforations of the protective skin and tissue, and connection to a console, which restricts patient mobility. Implantable devices typically require a percutaneous lead for air and power.

Advantages of VADs

VADs that are either externally placed or abdominally implanted have been demonstrated as being effective in supporting blood circulation in patients with a failing heart. More than 10,000 patients have been supported while awaiting transplant by pulsatile VADs that are in the market, including over 1,400 that have been supported using the Novacor LVAS. Three Novacor LVAS recipients have been supported for more than four years; one of whom has been supported for more than five years.

The following advantages of VADs over other treatments generally apply to VADs that are currently approved and in use. The Corporation expects that these advantages will also apply to HeartSaver:

Unlimited Supply. As a manufactured device, VADs are available as and when needed, including on an emergency basis, to treat end-stage heart-failure patients.

Potential Reduced Hospitalization. An implantable VAD patient can typically be discharged from the hospital one to two weeks following implant of the VAD. These patients often require less hospitalization than an otherwise similar patient who is suffering from end-stage congestive heart failure.

Potential Improved Patient Health. After VAD implantation, blood circulation is improved throughout the body and most patients experience improved levels of health. This has been shown in a number of clinical studies, including those for the Novacor LVAS.

Potential Reduction in Medication Use. Unlike transplants, VADs do not cause rejection responses and, as a result, VAD patients do not need the administration of immuno-suppressive medication. Patients are accordingly not subject to the risks and costs associated with long-term administration of these medications. Unlike other treatment methods for heart failure, substantially less medication may be required, thereby potentially limiting the side effects that may be associated with these medications.

Potential Natural Heart Recovery. Unlike total artificial heart systems, VADs leave the natural heart intact and assist it when it is unable to provide sufficient cardiac function to maintain life. VADs have, in some cases, permitted recovery of natural heart function to the point where the device was eventually removed.

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

Novacor LVAS is commercially available as a bridge to transplantation in Europe, the United States and Canada. In Europe, it is also available as an alternative to transplantation and as a bridge to recovery to support patients who may have an ability to recover use of their natural heart. In Japan, the Corporation's Novacor LVAS is approved for use by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant. On August 14, 2002, the Corporation submitted a PMA Supplement to the FDA for use of the Novacor LVAS by end-stage heart-failure patients who are not candidates for heart transplantation. The FDA accepted the submission for filing on November 22, 2002, and has accorded the submission expedited review status. The Novacor LVAS has also been implanted in limited numbers in certain other countries.

More than 1,400 patients have received the Novacor LVAS device, primarily as a bridge to transplantation. The experience in long-term support continues to grow. To date, more than 300 Novacor LVAS recipients have been supported for at least six months. Over 120 recipients have been supported for more than one year, 28 of who have lived with the device for more than two years. The longest time of support on a Novacor LVAS is more than five years.

A clinical trial is underway in the United States and Canada to study and evaluate long-term use of the device as a destination therapy. The multi-center "INTrEPID" clinical trial (Investigation of Non-Transplant-Eligible Patients who are Inotrope Dependent) is comparing survival rates and quality of life between end-stage heart failure patients who receive the Novacor LVAS and those supported by the best available pharmacological therapies.

HeartSaver

The goal of the Corporation in its development of the HeartSaverVAD is to produce, at a cost that is competitive with the costs of alternative treatments, a VAD that is suitable for continuous use outside of the hospital setting and that provides recipients with an enhanced quality of life by allowing freedom of movement and minimal limitations to their normal activities.

The HeartSaver is designed to be a pulsatile left ventricular assist device that will be fully implantable in the body. It is intended to assume part or all of the left ventricle's pumping action.

HeartSaver System Pump/Drive Unit

The electrically powered, implantable pump/drive unit incorporates two small, single pusher-plate pump chambers, connected in series. A single, common, pusher plate is positioned between the valveless pre-chamber and the valved pumping chamber. During the eject stroke, the pumping chamber ejects blood, via an outflow conduit, into the recipient's aorta, while the pre-chamber simultaneously fills from the left ventricle through an inflow conduit. During the return stroke, fluid transfers from the pre-chamber to the pumping chamber, with no net inflow or outflow. Since the combined volume of the two chambers remains constant throughout the cycle, the device does not require a volume compensator which will allow it to be fully implanted. This results in a physiologic stroke volume from a compact pumping system.

The pusher plate, supported by the two pump chamber diaphragms, is driven by direct magnetic actuation, without coupling members or bearings. Eject bias springs are compressed during the return stroke and deliver their stored energy during the eject stroke, efficiently utilizing the driver throughout the pumping cycle and leveling the power load through the system. This contributes to system efficiency, while optimizing the size of both electrical and electromagnetic subsystems. The driver's linear force-versus-current characteristics enhance system control capabilities.

The Internal Controller/Battery

An implanted, microprocessor-based controller and battery (ICB) will deliver power to the pump/drive unit. Responding to position sensors within the pump/drive unit, the ICB will regulates system operation, adapting pump output to physiologic needs. The ICB will normally be powered by the transcutaneous energy transfer system (TET). However, an implanted rechargeable battery will provide a backup power source, as well as supporting operation without the external accessories (e.g., for bathing or swimming). The ICB will include a radio frequency (RF) telemetry system for bi-directional communication with the external controller.

The Transcutaneous Energy Transmission System

The Transcutaneous Energy Transmission (TET) system will transmit power from the external battery to the implanted system by means of electromagnetic induction. An external coil, energized by the external battery and controller, transmits power across the intact skin to an internal coil implanted under the skin. The current induced in the implanted TET coil will be delivered to the implanted controller to power the pump and recharge the implanted battery.

The Biotelemetry System

The HeartSaver will also be remotely monitored and controlled by an integrated Biotelemetry data transfer system. The Biotelemetry system transfers data bi-directionally through intact skin and tissue using RF transmitter/receiver modules in the internal and external controllers. The Biotelemetry system is expected to be able to transmit information between the implanted HeartSaverVAD and healthcare professionals.

Advantages of the HeartSaverVAD

The HeartSaver is expected to offer several distinct advantages over other VADs currently used or under development to treat end-stage heart failure, including:

Pulsatile (physiologic) Output

Unlike the continuous flow VADs currently under development, the HeartSaverVAD generates a pulsatile output, emulating the pumping action of the natural heart. Many clinicians believe that a physiologic pulse is essential for adequate long-term perfusion of body tissue and organs.

Fully Implantable without a Volume Compensator

Due to the alternating action of the pre-chamber and pumping chamber, the total blood volume within the device does not vary as the pump cycles. Since there is no variable blood volume within the implanted device, the pump can be fully implantable (i.e., with no air vent through the skin) without the need for an implanted volume compensator. This contributes to the simplicity and compactness of the device.

The TET and Biotelemetry systems are expected to provide power, communication and control of the implanted system across the intact skin. These systems, together with the elimination of an air vent to atmosphere, permit the device to operate with no penetrations through the skin. Currently marketed VADs require openings in the skin for connection to electrical or pneumatic power sources and to communicate with atmospheric pressure. These skin penetrations potentially increase the risk of infection and affect comfort and convenience.

Reduced Size and Weight

The HeartSaverVAD will be a highly integrated and compact design, with a projected pump/drive unit volume and weight approximately one half that of current pulsatile VADs. Its compact size and lack of a volume compensator provide surgical flexibility, permitting it to be implanted in either the abdominal or thoracic cavity.

Reliability and Durability

The HeartSaverVAD design is derived from the Novacor LVAS, which has a record for multiyear clinical reliability and durability unmatched by any other VAD. The extreme simplicity of the HeartSaverVAD design, with no bearings or other mechanical elements subject to wear, is expected to allow it to be highly reliable and durable.

Quality of Life

When patients leave the hospital with an implanted HeartSaverVAD, it is expected that they will have an improved quality of life that will allow them to be mobile, to exercise and to perform near-normal work and other life activities. HeartSaverVAD's external batteries will provide five to eight hours of power without charging; the internal battery will allow operation, for shorter intervals, without the use of the TET or connection to any external power source.

Cost Savings

The HeartSaverVAD's relative simplicity and absence of high-tolerance components should make it a cost-competitive technology. Its expected multiyear durability should also make the cost per year of circulatory support competitive.

Overview of Clinical Experience and Trials

Novacor LVAS

Novacor LVAS is the only VAD that has provided more than four years of continuous circulatory support with a single device. In use since 1984, it is the only electrical system with more than 18 years of clinical experience and the only technology to successfully complete an NIH-sponsored two-year pre-clinical device readiness-testing program.

Novacor LVAS has supported more than 1,400 people around the world for as long as 5+ years, providing many recipients with an active out-of-hospital life. To date, Novacor LVAS has supported:

     o    317 recipients for more than six months;
     o    127 recipients for more than one year;
     o    28 recipients for more than two years;
     o    11 recipients for more than three years;
     o    three recipients for more than four years; and
     o    one recipient for more than five years.

In the United States, Novacor LVAS is available to clinicians for use as a bridge to transplantation. In Europe, Japan and elsewhere in the world, the device is used as a bridge to transplantation, an alternative to transplantation and a bridge to recovery.

The Corporation's multi-center INTrEPID feasibility clinical trial in the United States and Canada to provide additional support for the Novacor LVAS's use as destination therapy is ongoing.

The trial design overview is as follows:

     o    a non-randomized, two-arm, controlled clinical trial;
     o    enrollment of 51 subjects at 10 centers
     o    primary study endpoint: all cause mortality at six months; and
     o secondary study endpoints: cardiac mortality at six months and health-related quality of life.

HeartSaver

The optimized HeartSaverVAD is now in the prototype design and development stage, and is expected to commence initial animal tests late in 2003. It is targeted to enter the clinical evaluation trial stage in late 2005. HeartSaverVAD is intended to ultimately meet the clinical requirements for a fully implantable device.

Upon initiation of formal clinical trials, each enrolled site will receive training on the implantation and operation of HeartSaverVAD. Senior medical practitioners in the field of cardiovascular medicine, such as cardiologists and cardiac surgeons, will be familiarized with HeartSaverVAD to ensure its wide acceptance, after approval, within the medical community in the treatment of end-stage heart failure.

Marketing, Training and Distribution Strategy

The Corporation's principal markets are currently North America and Europe. Revenues for each geographic market for 2000, 2001 and 2002 were as follows:

-----------------------------------------------------------------------
                                                Revenue
                                 --------------------------------------
                                    2002          2001          2000
-----------------------------------------------------------------------

Canada                           $   941,259   $   158,974   $   93,963
United States                      5,421,570     5,463,618    2,712,946
Europe and rest of world (1)       3,744,102     2,630,032    1,867,576
                                 --------------------------------------
Total                            $10,106,931   $ 8,252,624   $4,674,485
-----------------------------------------------------------------------

     (1) Sales in Europe are made by the Corporation to Edwards Lifesciences' operations in The Netherlands.

During the year ended December 31, 2002, revenue included $4,685,361 (2001 - $2,789,006) resulting from sales to Edwards less obligations owing to Edwards for the shortfall of the guaranteed gross margin on sales included as a reduction of revenue of $657,542 (2001 - $833,880).

With the acquisition of Novacor LVAS in mid-2000, WorldHeart immediately gained access to many key medical centres involved in cardiac transplantation in North America, Europe, Japan and Asia. Novacor LVAS has been available for implant in 93 centres in these geographic markets. Outside the United States, Novacor LVAS is represented by Edwards, which has an extensive network of direct sales people in addition to distributors and distribution capabilities close to major international markets.

Additionally, the Oakland, California and European-based operations of the Novacor business have experienced clinical and technical personnel who support active implant centres and are well connected with the leading clinicians. It is WorldHeart's intent to continue to leverage this experience, knowledge and the positive relationships that have been established over many years.

Product improvements to the Novacor LVAS, which were introduced in Europe during 2002, are also expected to be introduced to the U.S. and Canada in 2003, subject to FDA and Health Canada approvals. In addition, the Corporation's submission to the FDA to expand the product indication for the Novacor LVAS is expected to expand clinical interest in the product. These product improvements and regulatory activities have been quickly followed by expansion of the Corporation's U.S. sales force in order to optimize the potential sales impact of these developments.

Commercialization

The Corporation expects to apply in 2005 for approval to commence human clinical trials of HeartSaver in the United States, Europe and Canada. Assuming clinical trials are satisfactory, the Corporation expects to commence commercial sales in late 2006 or early 2007.

Sources and Availability of Raw Materials

To date, the Corporation has not encountered any major difficulty in obtaining quality raw materials or quality subassemblies of raw materials. It is not anticipated that the prices of raw materials will be subject to volatility.

Intellectual Property

To date, two patents have been granted for HeartSaverVAD in the United States and a European patent has been granted covering United Kingdom, France, Germany, Italy, Switzerland and Liechtenstein. Patents for HeartSaverVAD have been applied for in Canada and in Japan. The TET technology incorporated in HeartSaverVAD has been patented in the United States, Canada and the United Kingdom.

Sixteen U.S. patents have been granted for Novacor LVAS and its associated subsystems. A subset of these patents have also been filed and granted in the major European countries, in Canada and in Japan. A U.S. patent has been granted on the Novacor II LVAS technology, which is being integrated into the next-generation HeartSaverVAD.

The Corporation has registered HeartSaverVAD(TM) and WorldHeart(TM) as trademarks in Canada, and has applied to register them in the United States and in several other countries.

The Corporation and CVD generally enter into confidentiality or license agreements with their employees, consultants and vendors, and generally control access to and distribution of information related to their technology or products, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Corporation's products or technology without authorization, or to develop similar technology independently. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain countries, including the United States. Despite the Corporation's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Corporation's products or to obtain and use information that the Corporation regards as proprietary. Policing unauthorized use of the Corporation's products is difficult. There can be no assurance that the steps taken by the Corporation will prevent misappropriation of its technology or that such agreements will be enforceable. In addition, litigation may be necessary in the future to enforce the Corporation's intellectual property rights, to protect patents licensed to or owned by the Corporation, to protect the Corporation's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Corporation's business, financial condition and result of operations.

Product Liability Insurance

The Corporation maintains product liability insurance in the amount of US$10,000,000. Upon the commencement of commercial production of HeartSaverVAD, the Corporation will seek to increase such product liability insurance, if appropriate.

Competition

Overview

In addition to competing with other less-invasive therapies for heart failure, the Corporation's Novacor LVAS and HeartSaverVAD will compete with VADs being developed and sold by a number of existing and emerging companies. Competition from medical device companies and medical device subsidiaries of healthcare companies is intense and may increase. Many of the Corporation's competitors may have substantially greater financial, technical, manufacturing, distribution and marketing resources than the Corporation.

At present, only two companies in North America have implantable pulsatile VADs approved for commercial sale: WorldHeart and Thoratec Laboratories Corporation ("Thoratec"). In 2000, Thoratec acquired Thermo Cardiosystems Inc. ("TCI"), one of the leading suppliers of implantable left ventricular assist devices. The combined entity assumed the Thoratec name. Thoratec has three pulsatile left ventricular assist device models of its HeartMate(R) LVAS that have been approved in the United States for commercial sale. One is pneumatically driven (the IP LVAS), and the other two are electrically driven (the VE LVAS and XVE
LVAS). The HeartMate(R)VE and XVE and Novacor LVAS have been approved for commercial sale for bridge-to-transplant indications in the United States and without restriction in use for heart-failure patients in Europe. Each of these VADs is implanted in the abdomen and has power leads and/or venting tubes, which perforate the recipient's skin and tissue.

The HeartMate(R) VE received approval for destination-therapy indication in November 2002 and the HeartMate(R) XVE received destination-therapy approval in April 2003. The FDA is reviewing, on an expedited basis, WorldHeart's PMA Supplement for the use of its Novacor LVAS for destination therapy.

Other companies, such as Abiomed, Inc. ("Abiomed") and Thoratec both have VADs which are designed for temporary use, but are not implanted in the body. Their pumping/power console is external and attached to the natural heart via connecting tubes running through the recipient's skin and tissue. Abiomed's VAD is approved by the FDA for in-hospital use only. In 2001, Thoratec received approval from the FDA for a portable console driver that can enable recipients to leave the hospital.

To date the only VADs that have been approved in the United States for commercial sale are not totally implantable or remotely powered, monitored and controlled, and, with the exception of the Novacor LVAS and HeartMate(R) VE and XVE, are primarily for acute (short-term) use or for bridge-to-transplant applications.

In Europe and certain other countries outside North America, Berlin Heart Institute and Medos Medizentechnik AG provide extracorporeal VADs comparable to those manufactured and distributed by Thoratec.

Future Competition

The Corporation believes that the only fully implantable, pulsatile LVADs under development are the Arrow LionHeart(TM) LVAD and the HeartSaverVAD. There are a large number of non-pulsatile VADs in varying stages of development. One such device, which has been undergoing U.S. clinical trials as a bridge to transplant and which is approved for use in Europe, is the MicroMed DeBakey VAD(R) being developed by MicroMed International, Inc. This device provides non-pulsatile left ventricular assist via a small rotary pump that is implanted in the abdomen and is powered via wires that perforate the skin, connected to an external controller and rechargeable battery pack.

Pulsatile Versus Non-Pulsatile VADs

Currently, most heart assist devices intended for chronic use are pulsatile, mimicking the natural heart's pumping motion. Non-pulsatile, or continuous blood flow VADs, are under development and have been tested in animals and in human trials as a bridge to transplant or recovery. However, at the present time, the scientific community has varying opinions as to whether they will be viable for chronic long-term implantation in humans. Continuous flow VADs are expected to be less complex than current generation VADs, smaller, valveless and have lower energy needs and potentially be less costly. However, the natural heart is pulsatile and pulsatility may be a physiological requirement for long-term health. There is a lack of long-term clinical data on non-pulsatile pump reliability and on human physiological, immunological and haematological responses. The Corporation has opted to pursue pulsatile VADs that have proven successful in extending life, and to make its pulsatile devices smaller, longer lasting and less costly.

Third-party Reimbursement

The United States and Canada currently provide for public reimbursement of VADs used as a bridge to transplant. In addition, private insurance carriers in the U.S. provide reimbursement for VAD use. Currently there is no public reimbursement in the United States or Canada for destination-therapy use of VADs. However, in 2002 the Centers for Medicare and Medicaid Services in the United States approved a new reimbursement category and appear to be in the process of providing expanded coverage by the end of 2003.

The European Union, generally, provides reimbursement for VADs. Reimbursement varies between countries or jurisdictions and budget constraints, to date, have limited reimbursement.

In Japan, a decision on reimbursement is scheduled for April 2004.

Employees

At December 31, 2002, the Corporation employed approximately 150 full-time staff and consultants. Of these employees, approximately 50 were employed in Ottawa and the balance in Oakland. Approximately 70% of the employees are involved with research, development and manufacturing.

In addition to these staff members, there are approximately 90 clinical and professional staff and volunteers affiliated with the Ottawa Heart Institute involved in the HeartSaver project.

The Corporation currently maintains compensation, benefits, equity participation and work environment policies intended to assist in attracting and retaining qualified personnel.

The Corporation believes that the success of its business will depend, to a significant extent, on its ability to attract and retain such personnel. There is a well-developed high technology industry in the regions in which the Corporation conducts its business and in which CVD conducts its research and development. The Corporation has access to highly skilled labour pools.

None of the Corporation's employees is subject to a collective bargaining agreement nor has the Corporation experienced any work stoppages. The Corporation believes that its relations with its employees are good.

Facilities

As of December 31, 2002, WorldHeart occupied two locations. The principal Ottawa, Ontario location is comprised of 22,755 square feet of manufacturing and office space with a lease that is being renewed on an annual basis on terms consistent with those of prior years. A 4,000-square-foot satellite office in Ottawa was vacated in the fourth quarter of 2002, and the Corporation has negotiated an early cancellation of the lease. The second location is in Oakland, California with two buildings and approximately 40,000 square feet of manufacturing and office space. This space was obtained by the Corporation as part of the Novacor acquisition and continues to be the sole manufacturing facility for Novacor LVAS. The Oakland lease was renewed for five years during 2002, and expires on April 30, 2007.

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

Government Regulation

Overview

Most countries, including the United States, Canada and countries in the European Union, require regulatory approval prior to the commercial distribution of medical devices. In particular, implanted medical devices generally are subject to rigorous clinical testing as a condition of approval by the FDA and by similar authorities in Canada, in Europe and in other countries. The approval process for HeartSaver, an implantable medical device, will be expensive and time consuming.

Canadian Regulation

The sale and advertising of medical devices in Canada is governed by the Food and Drugs Act (Canada) through the Medical Devices Regulations, administered by the Medical Devices Bureau of Health Canada ("MDB"). The current Medical Devices Regulations are undergoing revisions that may align the Canadian regulatory process with those of Canada's international trading partners. The Corporation believes that international harmonization of the regulatory process will be more likely to accelerate than slow the approval process as it relates to HeartSaver.

HeartSaver will be classified as a Class IV medical device under the Medical Devices Regulations, requiring the Corporation to apply for authorization from the MDB to conduct investigational testing on human subjects in Canada. At the conclusion of the human clinical trials, the Corporation will apply for a medical device license that will allow for general marketing of the device. The Corporation intends to apply in 2005 for approval of Health Canada to commence human clinical trials and, assuming such trials are successful, the Corporation intends to apply for Health Canada approval to market the device, which is expected to occur in 2007.

United States Regulation

In the United States, the FDA regulates the manufacture, distribution and promotion of medical devices pursuant to the Federal Food, Drug and Cosmetic Act ("FDC Act") and the regulations promulgated thereunder. The Corporation's Novacor LVAS and HeartSaverVAD devices are regulated as Class III medical devices. Human clinical trials are conducted pursuant to an investigative device exemption, the results of which must demonstrate, to the satisfaction of the FDA, the safety and efficacy of the system.

Before commercial distribution of devices such as Novacor LVAS and HeartSaver are permitted in the United States, a PMA approval must be obtained from the FDA.

In addition, any medical device distributed in the United States is subject to pervasive and continuing regulation by the FDA. Products must be manufactured in registered establishments and must be manufactured in accordance with the Quality System Regulation (formerly known as Good Manufacturing Practices). Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. Failure to comply with these requirements could result in enforcement action, including seizure, injunction, prosecution, civil penalties, recall and suspension of FDA approval.

Regulatory Requirements in Other Countries

It is also the Corporation's intention to market HeartSaverVAD in European and other countries. The Corporation will, therefore, be required to meet the applicable medical devices standards in each such country or region. Although harmonization has been under negotiation for some time among various countries, the approval process varies from country to country and approval in one country does not necessarily result in approval in another.

The Corporation intends to apply for various certifications under the applicable International Standards Organization ("ISO"), a worldwide federation of national bodies, founded in Geneva, Switzerland in 1946. ISO has over 92 member countries, including the United States and Canada. ISO standards are integrated requirements which, when implemented, form the foundation and framework for an effective quality management system. These standards were developed and published by the ISO. ISO certification is widely regarded as essential to enter Western European markets. ISO 13485 certification is the most stringent standard in the ISO series and covers design, production, installation and servicing of products. The Corporation currently has ISO EN46001 certification which is the equivalent to ISO 13485 and is in the process of demonstrating its compliance with ISO 13485 certification requirements. All companies are required to obtain the "CE" mark in order to market medical devices in Europe. The Corporation will be required to receive a "CE" mark certification for HeartSaverVAD, an international symbol of quality and compliance, with applicable European medical device directives.

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

4.C. Organizational Structure

The consolidated operations of the Corporation include its wholly owned subsidiary, World Heart Inc., of Oakland, California, U.S.A., and an associated research and development company, 2007262 Ontario Inc., of Ottawa, Ontario, Canada.

The Corporation has one wholly owned subsidiary, World Heart Inc., a corporation duly incorporated under the laws of the State of Delaware. World Heart Inc. was created to acquire the assets and liabilities of Novacor from Edwards and conduct commercial operations related to the sale of Novacor LVAS. 2007262 Ontario Inc., an associated research and development company of the Corporation, was duly incorporated under the laws of the Province of Ontario, Canada on November 29, 2001 to carry out specified research and development related to the HeartSaver Implanted Controller, the HeartSaver External Controller and all the software developed to control, monitor and power the HeartSaverVAD. WorldHeart and New Generation Biotech (Equity) Fund Inc., an Ontario labour sponsored venture capital corporation, subscribed for an equal number of common shares of 2007262 Ontario Inc.

4.D. Property, Plants and Equipment

As of December 31, 2002, WorldHeart occupied two locations. The principal Ottawa, Ontario location is comprised of 22,755 square feet of manufacturing and office space with a lease that is being renewed on an annual basis on terms consistent with those of prior years. A 4,000-square-foot satellite office in Ottawa was vacated in the fourth quarter of 2002, and the Corporation has negotiated an early cancellation of the lease. The second location is in Oakland, California with two buildings and approximately 40,000 square feet of manufacturing and office space. This space was obtained by the Corporation as part of the Novacor acquisition and continues to be the sole manufacturing facility for Novacor LVAS. The Oakland lease was renewed for five years during 2002, and expires on April 30, 2007.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

WorldHeart is a medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices through operations in Oakland, California, United States and Ottawa, Ontario, Canada. WorldHeart is currently focused on two technologies, Novacor LVAS and HeartSaverVAD.

The HeartSaver program originated from licensed artificial heart and related technologies developed by the CVD. During 1996, the Corporation entered into a research agreement with CVD under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to the HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology.

On June 30, 2000, the Corporation, through World Heart Inc., a wholly owned subsidiary of World Heart Corporation, acquired the business, including assets and liabilities, of Novacor from Edwards. The total purchase price of the acquisition was approximately $62.5 million, which included $58.9 million of Series A cumulative participating preferred shares of World Heart Inc. The acquisition was accounted for using the purchase method and World Heart Inc.'s operating results have been included in the consolidated financial statements from June 30, 2000.

As a result of the acquisition, WorldHeart manufactures and distributes the Novacor LVAS. The Corporation sells this product internationally through Edwards, with the exception of the United States where the Corporation sells directly. Prior to the acquisition, the Corporation had no commercial sales.

During 2002 there were a number of significant events which impacted on delivery of the Corporation's key strategic objectives, as follows:

     o the Corporation's ePTFE enhanced inflow conduit, which leads blood from the heart to the device, was released for sale in Europe and, subsequent to year-end on January 14, 2003, was approved for use in the U.S. by the FDA;

     o the Corporation submitted a PMA supplemental application to the FDA requesting approval for "Destination Therapy" or the long-term use of the Novacor LVAS in the U.S. The application was accepted for filing by the FDA on November 22, 2002, and granted expedited review status;

     o the Novacor LVAS became the first implanted heart assist device approved for commercial sale in Japan; initial sales to this market exceeded our expectations; and

     o the Corporation suspended its pre-clinical trial program for its original HeartSaverVAD, and announced the consolidation of next-generation product development efforts into an optimized HeartSaverVAD.

5.A. Operating Results

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars.

Consolidated results of operations

---------------------------------------------------------------------------------------------------------------
                                      Year ended   As a %      Year ended      As a %     Year ended     As a %
                                    December 31,   of gross   December 31,   of gross   December 31,   of gross
                                            2002   revenue            2001    revenue           2000    revenue
---------------------------------------------------------------------------------------------------------------

Revenue
  Gross revenues                   $  10,764,473             $   9,086,504             $   5,173,061
  Less : Edwards guarantee fee         (657,542)         6%      (833,880)         9%      (498,576)        10%
                                   ----------------------------------------------------------------------------
                                      10,106,931        94%      8,252,624        91%      4,674,485        90%

Cost of goods sold
  Direct materials and labour        (4,593,627)        43%    (3,925,702)        43%    (2,443,610)        47%
  Overhead and other                 (5,275,104)        49%    (4,361,356)        48%    (4,825,735)        93%
                                   ----------------------------------------------------------------------------
                                     (9,868,731)        92%    (8,287,058)        91%    (7,269,345)       140%
                                   ----------------------------------------------------------------------------

Gross margin                             238,200         2%       (34,434)         0%    (2,594,860)      (50)%

Selling, general and admin.         (10,499,075)              (11,078,320)               (6,760,277)
Research and development            (25,016,365)              (35,774,623)              (18,395,885)
Amortization of intangibles          (7,322,503)              (15,209,647)               (7,491,865)
Foreign exchange gain (loss)             476,649               (2,913,150)                  (16,686)
Investment income                        134,255                 1,209,125                 2,380,983
Interest and financing
expenses                             (7,772,300)               (6,853,763)               (3,049,792)
Recovery of future income
taxes taxes                                    -                 4,988,244                 5,542,960
                                   ----------------------------------------------------------------------------

Net loss                           $(49,761,139)             $(65,666,568)             $(30,385,422)
----------------------------------------------------------------------------------------------------------------

Revenues. WorldHeart sells its products through a direct sales force in the United States and through its distributor, Edwards, outside the United States. The Novacor LVAS and related equipment account for all of WorldHeart's product sales.

Revenues for the fiscal years ended December 31, 2002 and December 31, 2001 reflect commercial activities relating to Novacor LVAS for a full fiscal year. Revenues for the fiscal year ended December 31, 2000 reflect the six-month period from July 1, 2000 to December 31, 2000. As mentioned above, there were no commercial activities prior to the June 30, 2000 acquisition of Novacor.

In its distribution agreement with Edwards, WorldHeart is required to pay a minimum gross margin guarantee in the event that Edwards' gross margin generated on the sales of WorldHeart's products are below US$2 million annually. The guarantee shortfall is accounted for as a reduction of revenues.

Revenues from sales of the Novacor LVAS and related equipment during fiscal 2002 increased by 22% from 2001 to $10.1 million. Revenue growth was lower than anticipated, largely as a result of the later than expected European roll-out of ePTFE conduits late in the second quarter, rather than during the first quarter, as had been anticipated. U.S. sales were also flat, due in part to some clinics preferring to wait for an FDA approval of the ePTFE conduits (which occurred subsequent to year end) and also to concerns about product delivery related to the Corporation's strained working capital position. WorldHeart regards the slowdown in growth of U.S. sales as temporary, in light of the addition and/or re-activation of 14 U.S. clinics during 2002, and having in mind strong sales growth in Europe and Canada as well as stronger than expected sales in Japan during the product's first year of commercial availability.

The significant increase in gross revenues in 2001 over 2000 is on account of the acquisition of the revenue-producing Novacor assets at the end of the second quarter of 2000.

Cost of Goods Sold. With the aforementioned change in product and development strategy that has resulted in WorldHeart concentrating its commercial efforts exclusively on the Novacor LVAS until at least 2006, an initiative is now under way to reduce the cost of sales of the Novacor LVAS and related hardware and equipment.

Reduced unit cost of sales is expected to result from increased volume and corresponding pricing and labour efficiencies; by employing more conventional manufacturing processes; and through the modernization of the manufacturing operations.

For 2002, the overall cost of sales remained relatively constant at 92% of gross sales as compared to 91% in 2001.

Direct material and labour costs were 43% of gross sales for both 2002 and 2001 and were 47% in 2000.

Overhead and other costs include direct overhead costs, indirect overhead allocations and royalties. The Company is currently operating at levels significantly below its capacity and, therefore, in general, overhead and other costs should be declining in proportion to increases in gross revenues. In 2002 overhead and other costs increased by $914,000 to $5.3 million from $4.4 million. Overheads were lower in 2001 as a result of an adjustment to previous periods' estimates for required net realizable inventory reserve and provision for warranty costs. The effect was an increase of approximately $712,000 to inventory and correspondingly lower overhead and other costs attributable to Novacor sales. In addition, royalty costs of 5% of sales have increased during 2002 as a result of higher sales.

Overall, the gross margin is expected to continue to improve as sales volumes of the Novacor LVAS increase.

Selling, General and Administrative. Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

In 2002 selling, general and administrative expenses decreased by $579,000, or 5%, to approximately $10.5 million. Increases in selling and marketing costs of approximately $.9 million were mainly on account of higher employee costs associated with the Corporation's actions to increase its direct sales presence in the U.S. and as a result of commissions on higher sales. These increases were more than offset by reductions in general and administration costs of approximately $1.5 million.

2001 selling, general and administrative expenses increased by $4.3 million or 64% as compared to 2000 and reflect the first full year of operations subsequent to the mid-year acquisition of Novacor and the corresponding Oakland facility in 2000. These incremental Oakland and Novacor costs added approximately $1.2 million to the selling, general and administrative costs in 2001 as compared to 2000. Also, approximately $2.0 million of the year-over-year increase related to initiatives the Corporation took in order to increase clinical awareness of WorldHeart and its products.

The Corporation will continue to increase its marketing and promotional activity during 2003 associated with enhancements to the Novacor LVAS and, potentially, in response to a destination therapy approval in the U.S.

Research and Development. The Corporation's research and development activities are discussed in Item 5.C.

Amortization of Goodwill and Intangibles. Due to changes in accounting pronouncements (Canadian Institute of Chartered Accountants Section 3062 "Goodwill and Other Intangible Assets"), which was adopted by the Corporation at the start of the fiscal year beginning January 1, 2002, amortization has been significantly reduced as goodwill and indefinite life intangibles are no longer amortized. This has resulted in a significant decrease in amortization from $15.2 million in 2001 to $7.3 million in 2002. These assets are now tested annually for impairment. The results of the impairment testing during 2002 led management to determine that no impairment exists and that no adjustment to goodwill was required.

Other intangible assets, consisting of purchased technology, patents, trademarks and other identified rights, continue to be amortized over their legal or estimated useful lives, whichever is shorter, which range from 3 to 5 years.

Fiscal 2000 reflects only six months of amortization from the date of the acquisition of the Novacor assets.

Foreign Exchange Gains and Losses. WorldHeart recorded a foreign exchange gain of $477,000 for 2002 compared to a loss of $2.9 million in 2001 and a nominal loss in 2000. Certain balance sheet items are denominated in foreign currencies (predominantly the U.S. dollar). Foreign exchange gains and losses arise when the value of the Canadian dollar changes relative to the value of these foreign currencies. The majority of the foreign exchange gains and losses can be attributed to the Company's preferred shares, which are denominated in U.S. dollars. In 2002, the Canadian dollar strengthened by approximately 1.1% versus the U.S. dollar which resulted in a foreign exchange gain of approximately $477,000. In 2001, the Canadian dollar weakened by approximately 6.2% against the U.S. dollar which resulted in a foreign exchange loss of $2.9 million.

Investment Income. Interest income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments.

Interest income has decreased to $134,000 in 2002 from $1.2 million in 2001 and $2.4 million in 2000 reflecting significantly lower average cash equivalents and short-term investment balances during the year and, in general, a declining interest rate environment during the period.

Interest Expense and Financing Costs. The preferred shares are being accounted for in accordance with their substance and are presented in the financial statements according to their debt and equity components measured at their respective fair values at the time of issue. The debt components have been calculated as the present value of the interest payments discounted at 12%, approximating the interest rate that would have been applicable to non-convertible debt at the time the preferred shares were issued. Interest expense is determined on the debt component as the amount necessary to increase the debt component to its face amount plus accumulated dividends at maturity. Total non-cash interest expense for the 2002 fiscal year was approximately $7.7 million. The corresponding amount for the 2001 fiscal year was $6.8 million and for 2000, which included only six months of interest, was approximately $3.0 million. Other interest and financing costs in 2002 totaled approximately $122,000.

Recovery of Future Income Taxes. At the date of the acquisition of the Novacor assets in 2000, the Corporation recognized an income tax liability of $10.5 million. The Corporation has subsequently recognized future income tax recovery amounts on the losses incurred in the United States only to the extent of the $10.5 million liability (2001 - $5.0 million; 2000 - $5.5 million). This recovery was calculated as 41% of the net loss of World Heart Inc. The Canadian operations have both operating loss carryforwards and scientific research and experimental development expenditure carryforwards available to offset future income taxes. The benefit of these carryforwards has not been recorded in the financial statements.

Capital Expenditures

--------------------------------------------------------------------------------

                                        2002            2001             2000
--------------------------------------------------------------------------------

Capital Expenditures                  $610,198     $1,205,121         $902,398
--------------------------------------------------------------------------------

Capital expenditures declined in 2002 and related primarily to various manufacturing, research, testing and office equipment. Higher capital expenditures of the same nature were made in 2001 as WorldHeart prepared for pre-clinical and clinical trials.

At December 31, 2002, WorldHeart occupied two locations. The main Ottawa location comprises 22,755 square feet of manufacturing and office space with a lease that is being renewed on an annual basis on terms consistent with prior years. A satellite office in Ottawa was vacated during the fourth quarter in light of the reduction in staff resulting from the above-mentioned strategic change implemented in the third quarter. The lease on this space would have expired in December 2003, but an early cancellation, at a breakage cost of $43,000, was negotiated subsequent to year-end. The third location is in Oakland with two buildings consisting of approximately 40,000 square feet of manufacturing and office space. The Oakland leases were renewed in 2002 for a five-year term expiring on April 30, 2007.

Employees

The Corporation is committed to employing qualified personnel with appropriate expertise in its research and development and its business operations. At December 31, 2002, the Corporation employed approximately 150 full-time staff and consultants.

In addition to these staff members, there are approximately 90 clinical and professional staff and volunteers, affiliated with CVD, involved in the HeartSaver project.

Critical Accounting Estimates

The Corporation's critical accounting estimates relate to the following:

     o Estimating future sales to ascertain if an obligation exists under the Edwards' distribution agreement;
     o    Estimating slow moving and obsolete inventory;
     o    Valuation of intangible assets and goodwill;
     o    Accounting for government assistance;
     o    Tax credit receivable; and
     o    Income taxes.

Under a distribution agreement with Edwards, Edwards is guaranteed a minimum of US $2 million in annual gross margin from the sales of the Corporation's products. The Corporation's policy is to accrue as payable any shortfall in the US $2 million guaranteed gross margin for the year or for future years when, based on estimated future sales to Edwards, it appears likely that the guaranteed gross margin will not be met. If sales to Edwards were to drop from the current estimates, the amount ultimately owed would be greater than the current estimate. At December 31, 2002, there is no reserve for additional guarantee fees that may be incurred subsequent to 2002 as the Corporation believes that sales levels will be sufficient to meet the minimum guarantee.

The Corporation has established reserves for slow-moving inventory. To the extent inventory movement is not as anticipated, the current inventory reserve needed for slow moving items may be higher or lower than that reserved at December 31, 2002.

During the year, the Corporation adopted the new rules on accounting for goodwill and other intangible assets. As a result, goodwill is no longer amortized but, rather, is tested for impairment annually and any impairment recognized. WorldHeart has completed its goodwill impairment tests and concluded that no impairment exists and has made no adjustment to goodwill during 2002. Other intangible assets were also reviewed and it was determined that no impairment has occurred. The Corporation continues to amortize other intangible assets over their estimated useful life.

Government assistance is recognized when the expenditures that qualify for assistance are made and the Corporation has complied with the conditions for receipt of government assistance. Government assistance is applied first to reduce the carrying value of any assets and next to reduce eligible expenses incurred in the year. A liability to repay government assistance, if any, is recorded in the periods when the conditions arise that cause the assistance to become repayable. At December 31, 2002, there is no accrual for receivables from Technology Partnerships Canada ("TPC") because the Company had determined that it might have been ineligible for further funding as a result of scope changes that resulted form the merging of the three HeartSaverVAD development programs in 2002. On May 21, 2003, the Corporation and TPC amended their agreement in order to allow for these development program changes to be considered eligible costs and amended TPC's royalty provisions. As at the year-ended December 31, 2002, the Corporation had received approximately $7.0 million of the $10.0 million that was available under the contribution agreement.

Under the Ontario Business Research Institute (OBRI) tax credit program, the Corporation accrued a tax credit receivable in the amount of $2.8 million during 2001. This was associated with research payments made to the CVD from 1997 to 2000. At year-end this claim was in the process of being audited by the Ontario Government's Ministry of Finance (Ministry).

On April 14, 2003, subsequent to year-end, the Corporation received a preliminary assessment from the Ministry detailing adjustments that it is proposing to reduce the Corporation's claim under the OBRI tax credit program. This preliminary assessment was issued subsequent to changes that were proposed to the OBRI program in the 2003 Ontario Budget presented on March 27, 2003.

In response to the preliminary assessment, in the first quarter of 2003 the Corporation determined that it was appropriate to record a reserve of $1.7 million against the $2.8 million that it had previously recorded as a tax credit receivable for claims that the Corporation had made under the OBRI program.

As part of the process of preparing the Corporation's consolidated financial statements, the Corporation is required to estimate the income taxes in each of the jurisdictions in which it operates. This process involves estimating the Corporation's current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Corporation has future income tax assets, the principal components of which are undeducted Scientific Research and Experimental Development expenditures and net operating loss carry forwards. The Corporation believes sufficient uncertainty exists regarding the realizability of these future income tax assets such that a valuation allowance has been taken on the entire amounts. Assumptions regarding the realizability of these future income tax assets are revisited at each balance sheet date. Any changes in the Corporation's overall operating environment and financial performance could result in adjustments to the valuation allowance.

Other Factors

WorldHeart's near-term commercial operations are exclusively focused on its Novacor LVAS product. Initial commercial success will, therefore, be dependant on the Corporation's ability to continue to increase Novacor sales. Novacor is approved for sale, without limitation, in Europe and Japan and as a bridge-to-transplant device in the United States and Canada. In the U.S. the Federal Drug Administration has filed, with expedited review status, the Corporation's PMA supplemental request for use in the long-term or destination therapy market. We believe that approval of this submission would increase the market for Novacor substantially.

Pulsatile VADs. WorldHeart has several competitors with commercially approved pulsatile VADs having pumps that are externally located and one that is abdominally implanted. The devices developed by the Corporation's competitors are now primarily used as bridges to transplant. The competitive implantable product was approved during the fourth quarter for destination-therapy indication in the U.S. Some of the Corporation's existing known competitors have significantly greater financial, production and marketing resources than the Corporation.

Non-pulsatile VADs. Research and development is proceeding in several centres for non-pulsatile continuous flow assist devices. Some of these devices are currently being tested in humans. It has not been determined whether these non-pulsatile devices will be acceptable for long-term use. If proven safe and effective, and subject to regulatory approval, non-pulsatile assist devices approved for long-term use could have an adverse effect on the market for WorldHeart's devices.

HeartSaver Development. During 2002, management merged the three HeartSaver development programs into one optimized HeartSaver development program. Although it is expected that the commercialization of the HeartSaver will occur in 2007, which is two years later than the most recent estimates for the original HeartSaver, the development program is expected to result in a heart-assist device that will offer significant improvements over previous versions of HeartSaver in terms of size, weight, ease and flexibility of implant including the ability to implant in the chest cavity or abdomen and for use for left, right or biventricular heart assist, reliability, durability and enhanced manufacturability. Management believes that the development program, including pre-clinical and clinical trials, will be successful and that the necessary regulatory approvals will be received. However, there can be no assurance that this will occur.

Commercial Sales of the Novacor LVAS. Sales of the Novacor LVAS contribute to overhead and other indirect costs of producing the Novacor LVAS product. At current volumes, however, the Novacor commercial operations have contributed only modest gross margin or have resulted in gross margin deficits. To the extent that the Corporation is unable to significantly increase sales and/or reduce per unit manufacturing costs, there is risk that the Corporation could be adversely affected and the Novacor operations could increase the Corporation's net cash consumption.

Outlook

External Environment. The market for an effective device treatment for late-stage heart failure has not diminished during 2002, and despite significant progress on many fronts, no competitive breakthroughs in heart assist products have been announced, or are believed to be imminent. The scope of heart failure is increasing as a result of both population demographic trends, and also as a response to the increasing number of survivors from sudden cardiac events, many of who subsequently develop congestive heart failure. The Corporation believes the potential market for its heart assist devices exceeds 100,000 patients per annum in North America, Europe, Japan and certain other countries.

There is growing evidence of increasing clinical acceptance of the use of mechanical circulatory assist therapies in the treatment of late-stage heart failure, and the current review by the Centers for Medicare and Medicaid Services in the U.S. of reimbursement coverage for both bridge and destination-therapy LVAD use is expected to result in increased payments for procedures using such devices. These developments are expected to accelerate the use of VADs both in the U.S. and elsewhere.

Internal Environment. The Corporation expects to incur further losses from operations at least until 2006 as it continues its HeartSaver research and development program. In addition, increased marketing expenses will result as WorldHeart continues to promote the use of its enhanced Novacor LVAS product in response to both recently received and anticipated regulatory approvals. These cost increases will be potentially offset by increased net contributions from higher Novacor LVAS sales.

Accounting Policies

Significant differences between GAAP in Canada and the United States are presented in Note 22 to the consolidated financial statements.

5.B. Liquidity and Capital Resources

WorldHeart will continue to be dependent on its ability to obtain additional capital in order to fund its HeartSaverVAD research and development program and to fund its current commercial operations until they achieve profitability.

Financing Transactions. In January 2003, subsequent to year-end, WorldHeart completed financings for gross proceeds of $13 million. These transactions consisted of a private placement of equity of $3 million ($2.6 million net of costs and fees) and debt totaling $10 million. The private placement included 2,343,750 units at a price of $1.28 per unit. Each unit comprises one WorldHeart common share and one warrant to purchase a common share of WorldHeart for a period of five years at $1.60 per share. In addition, a total of 234,374 warrants were also granted to the placement agent. Each warrant is exercisable for two years at a price of $1.60 into one WorldHeart common share and one compensation warrant. Each compensation warrant is exercisable at a price of $1.60 into one WorldHeart common share at any time prior to the end of fiscal 2007. The debt consisted of a $7 million senior loan and a $3 million subordinated loan. The loans mature on July 31, 2003 and bear an annual interest rate of 18% payable monthly. The Lenders were paid a fee equal to 4% of the gross loan amounts and also received a total of 3,000,000 warrants, each exercisable into one WorldHeart common share for a period of five years at a price of $1.60 per share. As collateral for the loans the Corporation provided general security agreements over all of its assets.

Late in 2002, the Corporation completed a $2 million loan transaction in order to fund short-term working capital until the above noted transactions could be completed. The interest rate was 2% per month and included 400,000 warrants each exercisable for a five-year period into one WorldHeart common share at a price of $1.30 per share and with a provision that, in the event that the loan was repaid prior to its June 18, 2003 maturity date, the number of warrants would be reduced to 200,000. Subsequent to the 2002 year-end the loan was repaid from the proceeds of the debt transactions detailed above, and the number of warrants issued with respect to this transaction was reduced to 200,000.

Also, during the fourth quarter of 2002, WorldHeart sold accounts receivable totaling US$1,095,000 to Edwards for cash totaling US$540,000 and the set off of accounts payable owed by WorldHeart to Edwards totaling US$555,000. The proceeds of this sale were used to fund short-term working capital requirements until the above-noted transactions could be completed.

Funding in 2001 resulted from the issue of 3,027,000 special warrants through a private placement for net proceeds of $14.9 million. Each special warrant was convertible into one common share and one warrant to purchase a common share. During 2002, the special warrants were converted into an equivalent number of common shares and warrants. In addition, during 2001 the Corporation and New Generation Biotech (Equity) Fund ("NewGen"), an Ontario labour sponsored venture capital investment fund, subscribed for an equal number of common shares of 2007262 Ontario Inc. In return for preferred shares and a promissory note in the amount of $2.0 million, the Corporation transferred certain technology and assets to 2007262 Ontario Inc. The promissory note was paid to the Corporation prior to year-end and the remainder of the cash was used in 2002 to fund research and development activities. NewGen purchased preferred shares in 2007262 Ontario Inc.for gross proceeds of $3.5 million. The Corporation consolidated 2007262 Ontario Inc. into its results for the year ended December 31, 2001.

In 2000, the Corporation issued 850,000 common shares for net proceeds of $15 million and as part of the Novacor acquisition, the Corporation issued convertible preferred shares for US$20 million. The preferred shares are convertible at US$14.55 into 1,374,570 common shares, plus additional common shares for the accumulated but unpaid dividends to the date of conversion. Also during 2000, 12,282 shares were issued for $116,147 upon the exercise of stock options issued under the Employee Stock Option Plan. Additionally, during 2000, common shares were issued for $765,054 to underwriters of previous equity issues who exercised a portion of their compensation warrants.

Year-end Liquidity. At December 31, 2002, the Corporation had a working capital deficiency of $8.1 million as compared to working capital of $26.2 million in 2001. The Corporation had available cash of $248,000, versus cash, cash equivalents and short-term investments of $22.2 million in 2001.

The decrease in working capital in 2002 and 2001 is the result of an investment of cash and increase in accounts payable in order to fund research and development activities associated with the HeartSaverVAD and the net losses associated with the Novacor LVAS commercial operations and other general corporate costs.

Cash totaling $1.2 million has been pledged against a US$750,000 letter of credit issued by WorldHeart in support of the Company's obligations under its Oakland, California premises leases and is not available for general operations.

As noted previously, WorldHeart completed equity and debt transactions totaling $13 million subsequent to the 2002 year-end. In order to repay the $10 million of collateralized loans that mature July 31, 2003, and continue to fund losses from operations and other obligations, WorldHeart will have to complete one or more financing transactions.

Commitments

As at December 31, 2002 the Corporation's obligations and commitments to make payments are as follows.

--------------------------------------------------------------------------------------------------
                                                       Payments Due by Period
                                                       ----------------------
Contractual Obligations               Total   Less than 1        1 - 3        4 - 5       After 5
                                                     year        years        years         years
--------------------------------------------------------------------------------------------------

Capital Lease Obligations        $   64,923    $   64,923   $        -   $        -   $        -
Operating Leases                  5,179,528     1,729,141    2,153,939    1,296,448            -
Guaranteed Distribution Fees
    (in US$)                      6,000,000     2,000,000    4,000,000            -            -
Short-term Loan                   2,000,000     2,000,000            -            -            -
--------------------------------------------------------------------------------------------------

The Guaranteed Distribution Fee amounts relate to the US$2 million minimum gross profit guarantee under the distribution agreement with Edwards. US$2 million per year is the maximum exposure; the shortfall offset against revenue in 2002 was approximately US$426,000 (2001 - US$547,369; 2000 - US$332,074). The 2001
shortfall included an accrual for 2002 in the amount of $318,000; no amounts have been accrued for years subsequent to 2002.

----------------------------------------------------------------------------------------------------------------
                                                  Amount of Commitment Expiration Per Period
Other Commercial Commitments           Total Amounts    Less than 1          1 - 3          4 - 5        After 5
                                           Committed           year          years          years          years
----------------------------------------------------------------------------------------------------------------

Standby Letters of Credit:
     Canadian dollars                        $78,312        $78,312              -              -              -
     US dollars                           US$750,000     US$750,000              -              -              -
----------------------------------------------------------------------------------------------------------------

The Canadian dollar letter of credit is in support of obligations under the capital lease which will be repaid in 2003. The U.S. dollar letter of credit is in support of WorldHeart's lease obligations for its premises in Oakland, California. Cash in the amount of US$750,000 has been pledged in support of the letter of credit.

Market Risk

WorldHeart is subject to interest rate risk occasionally on investments that it makes with excess cash.

Market risk is mitigated by close adherence to an established investment policy, which has been approved by the Board of Directors. The policy sets conservative criteria with respect to liquidity and counter-party diversification. Management believes the Corporation is not significantly exposed to capital risk as the portfolio consists of high-quality instruments that are short term in nature and are well diversified. There exists modest income exposure to a decline in interest rates. This is not significant due to the short terms to maturity of the instruments held.

The Corporation has a significant level of assets and liabilities denominated in foreign currencies, predominantly U.S. dollars as a result of its U.S. operations, and U.S. dollar-denominated preferred shares. Occasionally WorldHeart enters into foreign exchange contracts in order to manage its foreign exchange exposure. At December 31, 2002 there were no outstanding foreign exchange forward contracts.

While the Corporation's cash reserves and cash from operations will not be sufficient to meet our anticipated working capital requirements, we are aggressively pursuing various options to raise additional capital which would allow WorldHeart to meet its working capital requirement in the future.

5.C. Research and Development

Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment, trial expenses, regulatory affairs and quality control with respect to prototype development.

Research and development costs in 2002 decreased by approximately $10.8 million or 30% to $25.0 million. Lower research and development costs are on account of lower Novacor LVAS INTrEPID trial costs in 2002 and the decision that was made mid-year to merge the three HeartSaver development programs into one optimized HeartSaverVAD development program. The INTrEPID trial commenced in 2000 to support the use of the Novacor LVAS as an alternative to medical therapy. The merged HeartSaver development program resulted in a reduction of research and development-related employees and costs. In addition, government assistance accounted for approximately $1.7 million of the decrease as reductions to research and development expenses on account of government programs increased in 2002 to $4.5 million from $2.8 million.

In 2001, research and development expenses increased by $17.4 million or 94% from 2000. A significant portion of the increase is on account of only six months of activity relating to the Oakland operation in the 2000 fiscal year from the date of the Novacor acquisition. The increase is also the result of expenses relating to the INTrEPID trial for Novacor LVAS, research activities undertaken to further the development of HeartSaver and commencement of a formal pre-clinical trial of HeartSaver.

5.D. Trend Information

The Corporation expects to incur further losses from operations at least through 2006 as it continues with its HeartSaverVAD research and development program. In addition, increased marketing and manufacturing expenses are expected as WorldHeart expands selling and marketing activities related to its Novacor LVAS. These increases will be potentially offset by an increased contribution from increased Novacor LVAS sales and lower per unit manufacturing costs.

WorldHeart's business and future depends on the commercial success of HeartSaverVAD. This success is expected to be assisted by the successful performance of Novacor LVAS. Both devices provide pulsatile blood flow. Pulsatile VADs, using pumps that are either externally placed, or abdominally implanted, have been demonstrated to be effective in supporting the blood circulation of patients with failing hearts. Although Novacor LVAS has been successfully implanted in more than 1,400 patients, there can be no assurance that HeartSaverVAD will also prove safe and effective until successful clinical trials have been completed.

At December 31, 2002, the Corporation had a working capital deficiency of $8.1 million and available cash of $248,000.

WorldHeart completed equity and debt transactions totaling $13 million subsequent to the 2002 year-end. In order to repay the $10 million of collateralized loans that mature on July 31, 2003, and continue to fund losses from operations and other obligations, WorldHeart will have to complete one or more financing transactions.

At March 31, 2003, the Corporation had a working capital deficiency of $14.2 million and available cash of $198,964.

5.E.  Off-Balance Sheet Arrangements

Not applicable.

5.F.  Tabular Disclosure of Contractual Obligations

As at December 31, 2002 the Corporation's obligations and commitments to make payments are as follows.

--------------------------------------------------------------------------------------------------------------
                                                                    Payments Due by Period
                                                                    ----------------------
Contractual Obligations                       Total    Less than 1         1 - 3         4 - 5         After 5
                                                              year         years         years           years
--------------------------------------------------------------------------------------------------------------

Capital Lease Obligations               $    64,923     $   64,923     $       -    $         -    $         -
Operating Leases                          5,179,528      1,729,141     2,153,939      1,296,448              -
Guaranteed Distribution Fees
    (in US$)                              6,000,000      2,000,000     4,000,000              -              -
Short-term Loan                           2,000,000      2,000,000             -              -              -
Preferred Shares                         72,750,188              -             -     29,368,212     43,381,976
--------------------------------------------------------------------------------------------------------------

The Guaranteed Distribution Fee amounts relate to the US$2 million minimum gross profit guarantee under the distribution agreement with Edwards. US$2 million per year is the maximum exposure; the shortfall offset against revenue in 2002 was approximately US$426,000 (2001 - US$547,369; 2000 - US$332,074). The 2001
shortfall included an accrual for 2002 in the amount of $318,000; no amounts have been accrued for years subsequent to 2002.

----------------------------------------------------------------------------------------------------------------
                                                      Amount of Commitment Expiration Per Period
                                                      ------------------------------------------
Other Commercial Commitments           Total Amounts    Less than 1          1 - 3          4 - 5        After 5
                                           Committed           year          years          years          years
----------------------------------------------------------------------------------------------------------------
Standby Letters of Credit:
     Canadian dollars                        $78,312        $78,312              -              -              -
     US dollars                           US$750,000     US$750,000              -              -              -
----------------------------------------------------------------------------------------------------------------

The Canadian dollar letter of credit is in support of obligations under the capital lease which will be repaid in 2003. The U.S. dollar letter of credit is in support of WorldHeart's lease obligations for its premises in Oakland, California. Cash in the amount of US$750,000 has been pledged in support of the letter of credit.

5.G. Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name and municipality of residence, the position held with the Corporation and the principal business activities outside the Corporation of each director and each member of senior management:

-------------------------------------------------------------------------------------------------------------
Name                                   Director Since      Position with the Corporation and Principal
                                                           Occupation
-------------------------------------------------------------------------------------------------------------
Dr. Donald S. Beanlands(1)(2)(3)       October 29, 1996    Director of the Corporation,
Ottawa, Ontario
                                                           Physician,

                                                           Deputy Director, Professor Emeritus, Acting
                                                           Chief Scientific Officer and Director,
                                                           University of Ottawa Heart Institute,

                                                           Member of the Canadian Immigration Medical
                                                           Advisory Committee, and

                                                           Director, University of Ottawa Heart Institute
                                                           Research Corporation.

Roderick M. Bryden                     April 1, 1996       President and Chief Executive Officer of the
Ottawa, Ontario                                            Corporation from January 2000, Chairman and
                                                           Chief Executive Officer of the Corporation
                                                           from 1996 to January 2000,

                                                           Chairman of SC Stormont Corporation, a
                                                           financial advisory company, since 1991, and

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

Douglas Hillier                        Not applicable      Senior Vice President, Marketing of the
San Francisco, California                                  Corporation since July 2000, and

                                                           President of Novacor Division of Baxter
                                                           Healthcare from April 1999 to June 2000.

Jal S. Jassawalla                      Not applicable      Senior Vice President, Research and
Orinda, California                                         Development of the Corporation since June 2000,

                                                           Founded Novacor Medical Corporation, and

                                                           Vice President of Research and Development at
                                                           Baxter Healthcare Corporation, Novacor
                                                           Division from 1988 to June 2000.

-------------------------------------------------------------------------------------------------------------
Name                                   Director Since      Position with the Corporation and Principal
                                                           Occupation
-------------------------------------------------------------------------------------------------------------
Daniela Kennedy                        Not applicable      Vice President, Corporate Services of the
Ottawa, Ontario                                            Corporation since 1998,

                                                           Vice President, Corporate Information Systems
                                                           for SHL Systemhouse from 1996 to 1998, and

                                                           Vice President, Management Services for SHL
                                                           Systemhouse from 1992 to 1996.

Dr. Richard L. Lesher(1)(2)(3)         October 29, 1996    Director of the Corporation and Chair of the
Chambersburg, Pennsylvania                                 Compensation Committee,

                                                           Director of e-Lynxx Corporation, a print
                                                           procurement expert,

                                                           Director of International Marketing Inc.,
                                                           producer of an automotive after market product,
                                                           and

                                                           Director of G & L Realty Corp, a REIT.

Ian W. Malone                          April 1, 1996       Vice President, Finance and Chief Financial
Ottawa, Ontario                                            Officer of the Corporation since April 1, 1996,

                                                           Secretary of the Corporation from April 1, 1996
                                                           to January 11, 1999 and from February 22,
                                                           2000, and

                                                           Senior Vice President of SC Stormont
                                                           Corporation, since 1992.

Michael Mussallem(2)(4)                July 25, 2000       Director of World Heart Corporation,
Laguna Beach, California
                                                           Chairman of the Board and Chief Executive
                                                           Officer of Edwards Lifesciences Corporation
                                                           since 2000 and President of Edwards
                                                           Lifesciences LLC,

                                                           Group Vice President of CardioVascular
                                                           Business of Baxter International Inc. ("Baxter")
                                                           from 1994 to 2000,

                                                           Group Vice President of Biopharmaceutical
                                                           Business of Baxter from 1998 to 2000, and

                                                           Chairman of Baxter's Asia Pacific Board from
                                                           1996 to 1998.

Dr. Tofy Mussivand                     May 23, 1996        Chairman and Chief Scientific Officer of the
Navan, Ontario                                             Corporation since January 2000, President and
                                                           Chief Operating Officer of the Corporation
                                                           from 1996 to January 2000,

                                                           Principal Investigator of the HeartSaverVAD
                                                           and related technologies for OHIRC, since
                                                           1991, and

                                                           Professor of Surgery and Professor of
                                                           Engineering at University of Ottawa.

-------------------------------------------------------------------------------------------------------------
Name                                   Director Since      Position with the Corporation and Principal
                                                           Occupation
-------------------------------------------------------------------------------------------------------------
C. Ian Ross(1)(2)(3)                   February 22,        Director of the Corporation and Chair of the
Collingwood, Ontario                   2000                Audit Committee,

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

                                                           Managing Partner, Killdeer Management, since
                                                           October 1990,

                                                           Director of Comcare Health Services since
                                                           February 1999, and

                                                           Director of Praeda Management Systems Inc.
                                                           since February 1999.

Linda Reed Strauss                     Not applicable      Vice President, Quality and Regulatory Affairs
Oakland, California                                        since June 2000, and

                                                           Vice President, Baxter Healthcare Corporation,
                                                           Novacor Division from 1988 to June 2000.

-------------------

     (1)  Member of the Audit Committee.
     (2)  Member of the Compensation Committee.
     (3)  Member of the Corporate Governance and Nominating Committee.
     (4) Pursuant to an agreement among the Corporation, Edwards Lifesciences LLC, Edwards Lifesciences (U.S.) Inc., Mr. Bryden, Dr. Mussivand and OHIRC, the Corporation is required to have not more than eight directors, of whom one shall be the Chief Executive Officer of Edwards Lifesciences LLC.

6.B. Compensation

The following table sets forth the summary information concerning the compensation paid or earned during the years ended December 31, 2002, 2001 and 2000 for each director and each member of senior management of the Corporation.

---------------------------------------------------------------------------------------------------------------
                                      Annual compensation                    Long term
                                                                            compensation

                                                            Other annual   Common shares under       All other
Name              Year       Salary          Bonus          compensation   options granted (#)     compensation
---------------------------------------------------------------------------------------------------------------

Dr. Donald        2002              Nil             Nil           $5,000                12,000              Nil
Beanlands         2001              Nil             Nil           $7,500                 8,347              Nil
                  2000              Nil             Nil           $6,500                   Nil              Nil

Roderick M.       2002         $250,000         $40,500          $41,640             55,000(5)      $133,605(2)
Bryden (1)        2001         $250,000        $112,500          $41,640                23,000         $189,388
                  2000         $250,000         $80,000          $40,430                 1,672         $187,748

Robert Griffin    2002         $150,000         $18,600              Nil             22,500(5)          $26,000
                  2001         $150,000         $36,450              Nil                 3,500          $26,000
                  2000          $13,500             Nil              Nil                30,196              Nil

Douglas Hillier   2002       US$200,000        US$9,000              Nil             15,000(5)     US$88,789(6)
                  2001       US$300,000             Nil              Nil                   Nil        US$53,665
                  2000       US$150,000       US$20,000              Nil                17,000        US$21,750

Jal S. Jassawalla 2002       US$227,000       US$27,000              Nil             60,000(5)     US$24,000(7)
                  2001       US$227,000      US$102,419              Nil                30,600        US$24,000
                  2000        US$96,000       US$35,000              Nil                54,000              Nil

Daniela Kennedy   2002         $150,000         $18,000              Nil             22,500(5)              Nil
                  2001         $150,000         $28,125              Nil                11,750              Nil
                  2000         $114,500         $24,000              Nil                 1,672              Nil

Dr. Richard       2002              Nil             Nil         US$3,125                12,000              Nil
Lesher            2001              Nil             Nil         US$4,275                 8,000              Nil
                  2000              Nil             Nil           $6,500                   Nil              Nil

Ian W. Malone     2002         $200,000         $30,000          $24,000             30,000(5)              Nil
                  2001         $200,000         $67,500          $22,178                18,500              Nil
                  2000         $163,700         $50,000          $21,467                 1,672              Nil

Michael Mussallem 2002              Nil             Nil              Nil                   Nil              Nil
                  2001              Nil             Nil              Nil                   Nil              Nil
                  2000              Nil             Nil              Nil                   Nil              Nil

Tofy Mussivand    2002         $250,000         $40,500          $41,640             55,000(5)      $133,605(4)
(3)               2001         $250,000        $112,500          $41,640                23,500          $27,721
                  2000          $50,000         $50,000          $40,430                 1,672          $27,727

C. Ian Ross       2002              Nil             Nil           $5,000                12,000              Nil
                  2001              Nil             Nil           $7,500                8, 000              Nil
                  2000              Nil             Nil           $7,250                11,500              Nil

---------------------------------------------------------------------------------------------------------------
                                      Annual compensation                    Long term
                                                                            compensation

                                                            Other annual   Common shares under       All other
Name              Year       Salary          Bonus          compensation   options granted (#)     compensation
---------------------------------------------------------------------------------------------------------------

Linda Reed        2002       US$145,000       US$10,400              Nil             22,500(5)      US$1,375(7)
Strauss           2001       US$141,750       US$27,188              Nil                15,000         US$1,400
                  2000        US$64,700       US$12,750              Nil                10,800              Nil
--------------------------------------------------------------------------------------------------------------

(1) Mr. Bryden's services have been provided to the Corporation since April 1, 1996, by SC Stormont Corporation, a corporation controlled by Mr. Bryden. Mr. Bryden is also entitled to receive options under the Corporation's ESOP and is eligible for performance bonuses during the term of the Service Agreement between the Corporation and SC Stormont Corporation.

(2) During 2002, the Corporation paid insurance premiums of $133,605 relating to $10 million of life insurance coverage of which certain named family members of Mr. Bryden are the beneficiaries.

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

(4) During 2001, the Corporation paid insurance premiums of 27,869 relating to $3 million of life insurance coverage which certain named family members of Dr. Mussivand are the beneficiaries.

(5) Of these options granted during 2002 to the directors and senior management, certain performance-based options were cancelled subsequent to year-end as follows: Mr. Bryden - 25,850, Mr. Mussivand - 25,850, Mr. Malone - 12,000 Mr. Jassawalla - 28,200, Mr. Griffin - 8,775, Mr. Hillier - 6,000, Ms. Kennedy - 6,300 and Ms. Strauss - 10,800.

(6) During 2002, the Corporation paid US$88,789 relating to commissions and living accommodations for Mr. Hillier.

(7) During 2002, the Corporation paid US$24,000 relating to travel to Mr. Jassawalla.

Options to Purchase Securities from Registrant

The Corporation adopted the Employee Stock Option Plan ("ESOP") on December 6, 1996 and amended and restated the ESOP on March 6, 1997, October 27, 1997, October 27, 1998, February 23, 1999, May 15, 2000, April 26, 2001 and May 1,
2002. The ESOP is intended to encourage ownership in the Corporation's shares by full-time employees, senior officers, directors and consultants of the Corporation. The ESOP is administered by the Compensation Committee of the board of directors of the Corporation. The maximum number of common shares which may be reserved and set aside under options to eligible persons pursuant to the ESOP is 3,530,000 common shares. The maximum number of common shares at any time available for issuance under the ESOP or pursuant to other outstanding options to any one person may not exceed 2% of the common shares then issued and outstanding. Pursuant to the ESOP, the option exercise price for all options is determined by the Compensation Committee based on fair market value at the date of grant. Unless otherwise determined by the Compensation Committee, options will vest in equal amounts over a three-year or five-year period and must be exercised within a four-year period from each date of vesting with the exception of non-employee directors whose options vest quarterly, in equal amounts, within the fiscal year in respect of which they are granted and must be exercised within a four-year period from each date of vesting.


The following table sets forth information as to all employee options to purchase common shares of the Corporation, which are outstanding as of December 31, 2002:

-------------------------------------------------------------------------------------------------
   Year of Grant         # of Options Outstanding         Weighted          Expiry Dates
                          as at December 31, 2002         Average
                                                          Exercise
                                                          Price
-------------------------------------------------------------------------------------------------

        1996                      23,000                     $6.80          Dec. 2003 - Dec. 2005
        1997                      26,200                     $6.80          Oct. 2003 - Dec. 2006
        1998                     108,149                     $8.36          Feb. 2003 - Oct. 2007
        1999                     179,789                    $12.61          Mar. 2004 - Dec. 2008
        2000                     303,721                    $16.67          Feb. 2003 - Nov. 2009
        2001                     422,383                    $10.49          Mar. 2005 - Dec. 2008
        2002                     765,839                     $6.36          Mar. 2006 - Dec. 2009

       Total                   1,829,081                     $9.78
-------------------------------------------------------------------------------------------------

The Corporation is dependent on its ability to attract and retain qualified scientific, technical and key management personnel. In a competitive job environment, management has determined that compensation arrangements should include, where appropriate, stock options. On March 5, 2003, the Board of Directors approved a proposal to offer employees, officers, directors and consultants the opportunity to exchange options held by them and granted prior to 2003, for a reduced number of options at a price that more closely reflected the then current trading price.

The new option price (the "New Exercise Price") for exchanged options, established at the weighted five-day average trading price immediately prior to March 5, 2003, was Cdn$1.95 and US$1.33. Any options granted pursuant to the exchange will vest as to one third on each of the first, second and third anniversary of the date of grant and have a four-year date to maturity from the date of vesting with the exception of options granted to directors of the Corporation which vest on the first anniversary of the date of grant.

Directors, officers and employees were entitled to exchange options granted prior to 2003 (the "Existing Options") at the market price as of the date of the original grants (the "Original Exercise Price") for a reduced number of options ("New Options") at the New Exercise Price based on a formula as follows:

     Number of New Options =  New Exercise Price      x Existing Options
                              -----------------------
                              Original Exercise Price

In total, participants under the ESOP have chosen to exchange holding a total of 848,287 Existing Options for 165,623 New Options. The Corporation has a maximum of 3,530,000 shares that can be issued under the ESOP. Immediately prior to the exchange a total of

3,047,016 options had been granted. Upon the completion of the exchange the total number of granted options will decrease by 682,664 to 2,364,352 and 1,165,648 shares will be available for issuance under the ESOP.

Approval of the shareholders was obtained on June 16, 2003 with respect to option exchanges for persons considered to be insiders of the Corporation including the Corporation's executive officers and members of the Board of Directors.

The Corporation does not provide pension, retirement or any other similar benefit for directors or officers.

6.C. Board Practices

The Articles of Incorporation of the Corporation provide for a Board of Directors of not less than one and not more than ten directors, to be elected annually. All directors hold office until the next annual meeting of the shareholders, or until their successors are elected or appointed, unless earlier vacated.

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

6.D. Employees

At December 31, 2002, the Corporation employed approximately 150 full-time staff and consultants. Of these employees, approximately 50 were employed in Ottawa and the balance in Oakland. Approximately 70% of the employees are involved with research, development and manufacturing.

In addition to these staff members, there are approximately 90 clinical and professional staff and volunteers affiliated with the Ottawa Heart Institute involved in the HeartSaver project.

The Corporation currently maintains compensation, benefits, equity participation and work environment policies intended to assist in attracting and retaining qualified personnel.

The Corporation believes that the success of its business will depend, to a significant extent, on its ability to attract and retain such personnel. There is a well-developed high technology industry in the regions in which the Corporation conducts its business and in which CVD conducts its research and development. The Corporation has access to a highly skilled labour pool.

None of the Corporation's employees is subject to a collective bargaining agreement nor has the Corporation experienced any work stoppages. The Corporation believes that its relations with its employees are good.

6.E. Share Ownership

The following table sets forth the summary information concerning share ownership and options to purchase common shares of the Corporation held as of December 31, 2002 for the directors and senior management of the Corporation.

--------------------------------------------------------------------------------------------------------------------
                                   Common shares                                   Options
                           ------------------------------ ----------------------------------------------------------
           Name              Number held    Percentage       Grants   Exercise  Expiration date
                                               held                     price
--------------------------------------------------------------------------------------------------------------------

Dr. Donald S. Beanlands          n/a           < 1%             2,000  $12.00   March 2003 - December 2003
                                                                1,000  $16.70   June 2003 - December 2003
                                                                5,172  $12.65   December 2003 - December 2008
                                                                8,000  $10.65   March 2005 - December 2005
                                                                  347  $10.65   January 2006 - January 2008
                                                               12,000   $6.63   March 2006 - December 2006
                                                          ------------
                                                               28,519           Total
                                                          ------------

Roderick M. Bryden            2,854,731       15.9%            21,000   $6.80   February 2003 - February 2007
                                                                  811   $9.25   July 2003 - July 2007
                                                               13,125  $12.00   January 2004 - January 2008
                                                               18,964  $12.65   December 2004 - December 2008
                                                                1,672  $17.00   January 2006
                                                               22,500  $10.65   January 2006 - January 2008
                                                                  500  $10.65   December 2005
                                                               55,000   $6.63   January 2007 - January 2009
                                                          ------------
                                                              133,572            Total
                                                          ------------

Robert Griffin                   n/a           < 1%               196  $11.65   November 2005 - November 2009
                                                               29,000  $10.50   November 2005 - November 2007
                                                                4,500  $10.65   January 2006 - January 2008
                                                               22,500   $6.63   January 2007 - January 2009
                                                          ------------
                                                               56,196
                                                          ------------

Douglas Hillier                  n/a           < 1%            10,000  $17.00   December 31, 2005
                                                                7,000  $17.00   December 31, 2006
                                                               15,000  US$4.15  January 2007 - January 2009
                                                          ------------
                                                               32,000
                                                          ------------

Jal S. Jassawalla                n/a           < 1%            54,000  $17.00   June 2005 - June 2007
                                                               30,600  US$7.10  January 2006 - January 2008
                                                               60,000  US$4.15  January 2007 - January 2009
                                                          ------------
                                                              144,600
                                                          ------------

--------------------------------------------------------------------------------------------------------------------
                                   Common shares                                   Options
                           ------------------------------ ----------------------------------------------------------
           Name              Number held    Percentage       Grants   Exercise  Expiration date
                                               held                     price
--------------------------------------------------------------------------------------------------------------------

Daniela Kennedy                  n/a           < 1%            15,000   $6.80   December 2003 - February 2006
                                                                1,592   $9.25   July 2003 - July 2007
                                                                6,403  $12.00   January 2004 - January 2008
                                                                9,357  $12.65   December 2004 - December 2008
                                                                1,672  $17.00   January 2006
                                                               11,250  $10.65   January 2006 - January 2008
                                                                  500  $10.65   December 2005
                                                               22,500   $6.63   January 2007 - January 2009
                                                          ------------
                                                               68,274
                                                          ------------

Dr. Richard L. Lesher            n/a           < 1%             3,000   $6.80   December 2003 - December 2005
                                                                4,000  $12.00   March 2003 - December 2003
                                                                4,000  $12.65   March 2004 - December 2004
                                                                8,000  $10.65   March 2005 - December 2005
                                                               12,000   $6.63   March 2006 - December 2006
                                                          ------------
                                                               31,000
                                                          ------------

Ian W. Malone                    n/a           < 1%            13,700   $6.80   February 2003 - February 2007
                                                                2,432   $9.25   July 2003 - July 2007
                                                                7,006  $12.00   January 2004 - January 2008
                                                               11,941  $12.65   December 2004 - December 2008
                                                                1,672  $17.00   January 2006
                                                               18,000  $10.65   January 2006 - January 2008
                                                                  500  $10.65   December 2003
                                                               30,000   $6.63   January 2007 - January 2009
                                                          ------------
                                                               85,251
                                                          ------------

Michael Mussallem                n/a           < 1%                 -    n/a                    n/a

Dr. Tofy Mussivand            1,316,000        7.3%            24,000   $6.80   February 2003 - February 2007
                                                                3,243   $9.25   July 2003 - July 2007
                                                               13,125  $12.00   January 2004 - January 2008
                                                               18,964  $12.65   December 2004 - December 2008
                                                                1,672  $17.00   January 2006
                                                               22,500  $10.65   January 2006 - January 2008
                                                                1,000  $10.65   December 2005
                                                               55,000   $6.63   January 2007 - January 2009
                                                          ------------
                                                              139,504
                                                          ------------

C. Ian Ross                      n/a           < 1%            11,500  $20.50   March 2004 - February 2009
                                                                8,000  $10.65   March 2005 - December 2005
                                                               12,000   $6.63   March 2006 - December 2006
                                                          ------------
                                                               31,500
                                                          ------------

Linda Reed Strauss               n/a           < 1%            10,800  $17.00   June 2005 - June 2007
                                                                3,612  US$7.10  January 2006 - January 2008
                                                                8,541  US$5.54  April 2006 - April 2008
                                                               22,500  US$4.15  January 2007 - January 2009
                                                          ------------
                                                               45,453
--------------------------------------------------------------------------------------------------------------------

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following tables set forth, as at April 30, 2003, to the best of the Corporation's knowledge, information with respect to any person that is the beneficial owner of more than 5% of the voting securities and the total amount of voting securities owned by the directors and officers as a group.

----------------------------------------------------------------------------------------------------------
          Title of class            Identity of person or group      Amount owned        Percentage of
                                                                                             class
----------------------------------------------------------------------------------------------------------
Common shares                       Roderick M. Bryden                 2,854,731             13.0%
Common shares                       Tofy Mussivand                     1,316,000              6.0%
Common shares                       Directors and officers as a        4,333,864             19.7%
                                    group
----------------------------------------------------------------------------------------------------------

All shareholders have the same voting rights.

As at April 30, 2003, there were 21,950,877 shares outstanding. Of these, 2,023,476 (9%) shares were held by those with addresses in the United States, which is the host country, 18,887,401 (86%) were held in Canada and 1,040,000 (5%) were held abroad.

To the best of the Corporation's knowledge, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian government or any foreign government.

The Corporation does not know of any arrangements, the operation of which may at a subsequent date result in a change in its control.

7.B. Related Party Transactions

The CVD is considered a related party by virtue of the fact that the Chairman and Chief Scientific Officer of the Corporation is also the Director of CVD.

The following related party amounts are included in amounts receivable and accounts payable and accrued liabilities:

-----------------------------------------------------------------------------
                               2002               2001                   2000
-----------------------------------------------------------------------------

Due from CVD               $424,615            $69,195               $188,276

Due to CVD               $1,311,940          $ 483,279              $ 443,089
-----------------------------------------------------------------------------

During the year ended December 31, 2002, the Corporation incurred $700,000 (2001
- $1,000,000, 2000 - $1,000,000) for research and development fees to CVD under a Research Agreement entered into by the two organizations. In addition, the Corporation paid incurred expenses of $150,000 (2001 - $150,000, 2000 - $150,000) to CVD relating to the research chair under the Research Agreement.

Also during the year ended December 31, 2002, the Corporation incurred salary expenses of $667,393 (2001 - $484,387, 2000 - $670,271) relating to employees that have been seconded by the Corporation to CVD. These expenses are recoverable by the Corporation from CVD.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Included in Item 18 are the audited consolidated financial statements for the fiscal year ended December 31, 2002. These include the Corporation's balance sheets as at December 31, 2002 and 2001, and the statements of loss, shareholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000, accompanied by the Auditors' Report thereon.

The Corporation was audited using Canadian and U.S. generally accepted auditing standards (GAAS).

The Corporation had export sales of approximately $9.8 million consisting of the United States sales totalling $5.4 million (50% of total revenues), European sales of $3.4 million (32% of total revenues) and rest of world sales of $1.0 million (9% of total revenues). Canadian sales totalled $.9 million or 9% of total revenues. The Edwards' guarantee fee of $.7 million is recorded as an offset against total revenues.

Legal Proceedings

To the best of the Corporation's knowledge, there are currently no legal proceedings underway that would be expected to have a material impact on the Corporation's financial position or profitability.

Dividend Distribution

The Corporation has not distributed any dividends since its inception.

8.B. Significant Changes

No significant change has occurred since the date of the annual consolidated financial statements included in this document.

ITEM 9. THE OFFER AND LISTING

9.A.  Offer and Listing Details

9.A.4. Price History of the Stock

The following are the high and low sales prices of the common shares in the U.S. on the Nasdaq Small Cap Market and Nasdaq National Market, as furnished by Nasdaq, and on the Over-the-Counter Bulletin Board and, in Canada, the Toronto Stock Exchange ("TSX"), as provided by the TSX.

------------------------------------------------------------------------------------------------
                                      NASDAQ/OTCBB(1)                      CDN/TSX
                               -----------------------------------------------------------------
                                   High              Low             High            Low
------------------------------------------------------------------------------------------------

By year:
1996 (Dec. 13 - 31)                  US$5.25          US$4.75           $7.00           $6.40
1997                                 US$5.97          US$2.88           $8.40           $4.25
1998                                 US$9.63          US$3.50          $14.90           $5.20
1999                                US$16.31          US$7.50          $26.00          $12.00
2000                                US$16.88          US$5.50          $23.25           $8.00
2001                                 US$9.00          US$3.20          $13.60           $5.02
2002                                 US$4.52           US$.51           $7.30            $.76

By quarter:
First quarter 2001                   US$9.00          US$3.81          $13.60           $6.00
Second quarter 2001                  US$8.32          US$4.87          $13.00           $7.45
Third quarter 2001                   US$8.60          US$4.04          $13.00           $6.35
Fourth quarter 2001                  US$4.77          US$3.20           $8.45           $5.02

First quarter 2002                   US$4.52          US$3.27           $7.30           $5.20
Second quarter 2002                  US$3.64          US$2.11           $5.40           $3.20
Third quarter 2002                   US$2.50           US$.65           $3.50           $1.09
Fourth quarter 2002                  US$1.75           US$.51           $2.08            $.76

By month:
November 2002                        US$1.75           US$.53           $2.08            $.76
December 2002                        US$1.10           US$.55           $1.55           $1.01
January 2003                         US$1.75           US$.75           $2.70           $1.21
February 2003                        US$1.55          US$1.08           $2.39           $1.62
March 2003                           US$1.39           US$.51           $1.99           $1.40
April 2003                           US$1.15           US$.90           $1.72           $1.33
------------------------------------------------------------------------------------------------

(1) On October 15, 2002, the Common Shares were listed for quotation on the OTCBB and were delisted from the NASDAQ National Market.

9.B.  Plan of Distribution

Not applicable.

9.C.  Markets

In the United States, the Corporation's shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the listing symbol "WHRTF". In Canada, the Corporation's shares trade on the Toronto Stock Exchange (TSX) under the listing symbol "WHT.

9.D.  Selling Shareholders

Not applicable.

9.E.  Dilution

Not applicable.

9.F.  Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Incorporation

The Corporation's Articles of Incorporation, as amended, are incorporated by reference to the Form F-1 Registration Statement under the Securities Act of 1933, as filed with the Securities and Exchange Commission on October 8, 1996 and Amendment No. 2 to Form F-1 dated December 6, 1996.

On June 22, 2000, the Corporation filed a further amendment to its Articles of Incorporation creating a first series of 1,374,570 preferred shares that were designated cumulative redeemable convertible preferred shares, series A ("Series A preferred shares") and defining the rights, privileges, restrictions and conditions of the Series A preferred shares. A summary of these rights, privileges, restrictions and conditions is as follows.

The holders of the Series A preferred shares are entitled to receive dividends as and when declared by the board of directors of the Corporation. Dividends accumulate at 5% per year for the first three years and 10% per year for years four through seven, and are payable semi-annually.

The holders of the Series A preferred shares have the right to convert all or any part of their Series A preferred shares into fully paid and non-assessable common shares on a share-for-share basis, subject to adjustment, commencing on the earlier of the sixth anniversary of the issuance date or the third anniversary of the issuance date if a takeover bid is announced for the common shares or if the Corporation agrees to participate in a capital reorganization.

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

At the Corporation's option, the Corporation may redeem all or part of the Series A preferred shares at any time prior to June 30, 2007, and on June 30, 2007, the Corporation shall redeem all of the outstanding Series A preferred shares on payment for each share to be redeemed of US$14.55 together with unpaid accumulated dividends.

10.C. Material Contracts

On June 30, 2000, the Corporation entered into a distribution agreement with Edwards whereby Edwards would be the sole distributor, except in the United States, of the Corporation's heart assist and heart replacement products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart is committed to paying a minimum of US$2 million annually to Edwards in guaranteed gross margin on sales. On June 30, 2000, the Corporation also entered into a supply agreement with Edwards whereby Edwards would be the sole supplier of certain components of the heart assist products of the Corporation for a period of five years.

On June 30, 2000, the Corporation issued redeemable, convertible preferred shares to Edwards for US$20.0 million that are convertible at Edward's option after June 30, 2006 into 1,374,570 common shares (representing a per share conversion price of US $14.55), plus additional common shares for the accumulated but unpaid dividends to the date of conversion, without payment of additional consideration. These preferred shares are non-voting except that Edwards can elect one director of the Corporation. These shares are callable for cash at the face amount plus accumulated but unpaid dividends at the Corporation's option at any time up to June 30, 2007, at which time they are mandatorily redeemable for the face amount of US$20.0 million plus accumulated dividends. Dividends accumulate at 5% per year for the first three years and 10% per year for years four through seven.

On May 24, 2000, the Corporation and Edwards entered into an exchange agreement and a contribution agreement pursuant to which Edwards received the right for one year following the second anniversary of the issuance to it of 4,981,128 preferred shares of the Corporation to require the Corporation to exchange those shares for an equal number of World Heart Inc. common shares. On May 8, 2002, the Corporation and Edwards amended the exchange agreement and the contribution agreement to extend the period of time within which Edwards may require the exchange of shares to two years and to extend the commencement date of the exchange window by one year. As consideration for the extension of this period, Edwards agreed that the dividend payable on its preferred shares would be decreased by one percent effective July 1, 2002.

In November 2001, the Corporation was approved for a grant from TPC pursuant to a TPC Agreement with the Minister of Industry. The amount to be received pursuant to this grant is equal to the lesser of $9.98 million or 31.1% of eligible costs incurred by the Corporation in connection with the prototype development and clinical trials of HeartSaver. These costs are subject to review and acceptance by Industry Canada. The Corporation is required to pay TPC a royalty equal to 1% of gross revenues from the first version of HeartSaver for a period of six years from commencement of commercial sales. If by the end of this period cumulative royalties have not reached $19.7 million, the royalty period will continue for a further four years or until cumulative royalties are $19.7 million, whichever comes first. As part of the agreement, TPC received warrants for 650,000 common shares of WorldHeart, exercisable until December 2006 at an exercise price of $6.61 per share. On May 21, 2003, the agreement was amended in order to allow changes in the HeartSaver development program to be considered eligible costs. TPC's royalty was also amended to .65% of consolidated gross business revenues for a period commencing in January 2004 and ending in January 2012. In the event that cumulative royalty payments have not reached $26.4 million by this date, the royalty period would continue for a further three years or until the cumulative royalties reached $26.4 million, whichever comes first.

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

In connection with the private placement of the special warrants, on December 19, 2001, the Corporation entered into a underwriting agreement with Yorkton Securities Inc. and First Associates Investments Inc. The Corporation granted the underwriters and agents 157,490 warrants to acquire an aggregate of 157,490 underwriters' compensation options. Each such option entitles the holder to acquire one common share of the Corporation and one underwriters' underlying warrant at an exercise price of $6.05 per share. The underwriters' compensation options are exercisable for a four-year period ending December 19, 2005. Each underwriters' underlying warrant entitles the holder to acquire one common share at an exercise price of $6.01 per share at any time for a period ending 24 months from the date of issue.

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

In connection with the formation of 2007262 Ontario Inc., on December 19, 2001 the Corporation entered into an asset transfer agreement with 2007262 Ontario Inc. pursuant to which WorldHeart sold to 2007262 Ontario Inc. certain technology in exchange for 100,000 Series 2 preferred shares of 2007262 Ontario Inc. and a promissory note in the amount of $2,000,000. The promissory note was repaid to WorldHeart from the proceeds of Series 1 preferred shares of 2007262 Ontario Inc., subscribed to by NewGen. The balance of the Series 1 preferred share proceeds were used to improve and enhance the technology transferred by WorldHeart. On January 31, 2003, and pursuant to the terms of the agreement, NewGen redeemed the Series 1 preferred shares for 637,000 common shares of WorldHeart and 637,000 common share purchase warrants (Purchase Warrants) of WorldHeart. Each Purchase Warrant is exercisable into one common share of WorldHeart at a price of $6.01 at any time up to January 24, 2004. The Series 1 preferred shares were automatically redeemed upon the redemption of the Series 2 preferred shares.

On December 18, 2002, the Corporation entered into a $2,000,000 non-revolving term credit. The loan had a maturity of June 18, 2003 and an interest rate of 2% per month. The loan was collateralized by a general security agreement covering all of the Corporation's assets. The Corporation issued 200,000 warrants to the lender each warrant being exercisable for one common share of the Corporation at a price of $1.30 per share until their expiry on December 18, 2007. This loan was repaid in full on January 28, 2003.

In separate closes on January 3, 2003 and January 8, 2003, the Corporation completed private placements of equity totaling 2,343,750 units at a price of $1.28 per unit for gross proceeds of $3,000,000 (issue costs were $384,728). Each unit comprises one common share and one warrant to purchase a common share. Each warrant is exercisable into one common share at an exercise price of $1.60 per share for a period of five years. In association with the transaction the Corporation also granted 234,374 broker warrants to the placement agent. Each broker warrant is exercisable at a price of $1.60 into one common share and one compensation warrant at any time prior to December 31, 2004. Each compensation warrant is exercisable into one common share of the Corporation at any time prior to December 31, 2007 at a price of $1.60 per common share.

On January 29, 2003, the Corporation entered into a senior loan agreement totaling $7,000,000 and a subordinated loan agreement totaling $3,000,000 (the "Loans"). The Loans will mature on July 31, 2003 and bear interest rates of 18% per annum payable monthly in arrears. The Loans are to be repaid in full on earlier of the maturity date or the completion of a replacement financing. The Corporation paid the lenders a fee of 4% and issued a total of 3,000,000 warrants with each warrant exercisable into one common share for a period of five years at a price of $1.60 per share. As collateral for the Loans, the Corporation entered into general security agreements over all of its assets.

On April 2, 2003, the Corporation issued 1,000,000 common shares at a price of $1.60 per share for gross proceeds of $1,600,000 pursuant to the exercise of previously issued warrants with an expiry date of January 2, 2008. As compensation for the early exercise of the warrants an additional 1,760,000 warrants were issued. These warrants are exercisable into common shares of the Corporation at $1.60 per share until April 2, 2008.

10.D. Exchange Controls

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

10.E. Taxation

General

The following is a summary of certain Canadian federal income and U.S. federal income tax matters that may be relevant with respect to the acquisition, ownership and disposition of common shares.

Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax consequences of the acquisition, ownership and disposition of common shares generally applicable to holders of common shares of the Corporation ("Common Shares") who are residents of the United States ("U.S. Holders") for the purposes of the Canada-United States Income Tax Convention (1980) (the Convention), who are not residents of Canada for the purposes of the Income Tax Act (Canada) (the "Tax Act"), who hold their Common Shares as capital property, who deal at arm's length with the Corporation for the purposes of the Tax Act and who do not use or hold and are not deemed to use or hold such Common Shares in connection with a business carried on in Canada. Special rules that are not described in this summary may apply to a U.S. Holder that is an insurer. Common Shares will generally be considered to be capital property to a U.S. Holder unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposals"), the provisions of the Convention as in effect on the date hereof and the Corporation's understanding of the current administrative and assessing practices of the Canada Customs and Revenue Agency ("CCRA"). Other than the Proposals, this summary does not take into account or anticipate any changes in law or CCRA administrative and assessing practices, whether by legislative, governmental or judicial action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax laws or considerations, which may differ from the Canadian federal income tax law or considerations described herein. There can be no assurance that the Proposals will be enacted as proposed or at all.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder. Accordingly, U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dispositions

A U.S. Holder will not be subject to tax in Canada on any capital gain realized on a disposition of Common Shares, provided that the shares do not constitute "taxable Canadian property" of the U.S. Holder. The Common Shares will not generally constitute taxable Canadian property of a U.S. Holder unless, at any time within the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length or the U.S. Holder together with all such persons owned 25% or more of the issued shares of any series or class of the capital stock of the Corporation.

Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder in respect of the Common Shares will generally be subject to Canadian withholding tax on the gross amount of the dividends. Under the Convention, the rate of Canadian withholding tax which would apply on dividends paid by the Corporation to a U.S. Holder is generally (i) 5% with respect to dividends paid if the beneficial owner of the dividends is a company which owns at least 10% of the voting stock of the Corporation and (ii) 15% in all other cases.

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

Distributions

Subject to the discussion below under "Passive Foreign Investment Company Considerations", the gross amount of any distribution by the Corporation of cash or property (other than certain distributions, if any, of common shares distributed pro rata to all shareholders of the Corporation) with respect to common shares, before reduction for any Canadian taxes withheld there from, will be includible in income by a United States Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of the Corporation as determined under United States federal income tax principles. Subject to the discussion below under "Passive Foreign Investment Company Considerations," individuals who are United States Holders may be taxed on such dividends received in taxable years ending after December 31, 2002 and on or before December 31, 2008 at the lower rates applicable to long-term capital gains. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate United States Holders. Subject to the discussion below under "Passive Foreign Investment Company Considerations", to the extent, if any, that the amount of any distribution by the Corporation exceeds the Corporation's current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the United States Holder's adjusted tax basis in the common shares and thereafter as capital gain. The Corporation does not maintain calculations of its earnings and profits under United States federal income tax principles.

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

Sale or Exchange of Common Shares

Subject to the discussion below under "Passive Foreign Investment Company Considerations", a United States Holder generally will recognize gain or loss on the sale or exchange of common shares equal to the difference between the amount realized on such sale or exchange and the United States Holder's adjusted tax basis in the common shares. Such gain or loss will be capital gain or loss. In the case of a non-corporate United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income (other than certain dividends received in taxable years beginning after December 31, 2002) if such United States Holder's holding period for such common shares exceeds one year. Gain or loss, if any, recognized by a United States Holder generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

The Corporation believes that it was not a PFIC for the calendar year 2002. Based on certain estimates of its gross income and gross assets and the nature of its business, the Corporation believes that it will not be classified as a PFIC for its current taxable year. The Corporation's status in future years will depend on its assets and activities in those years. The Corporation has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that the Corporation will not be considered a PFIC for any taxable year. If the Corporation were a PFIC, a United States Holder of common shares generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains (as discussed above under "Distributions")) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the ordinary shares.

If the Corporation were a PFIC, a United States Holder of common shares could make a variety of elections that may alleviate certain of the tax consequences referred to above. Such elections may be made retroactively. However, it is expected that the conditions necessary for making such elections will not apply in the case of the common shares. United States Holders should consult their own tax advisors regarding the tax consequences that would arise if the Corporation were treated as a PFIC.

Backup Withholding Tax Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common shares made within the United States to a holder of common shares (other than an "exempt recipient," including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax at the applicable rate on any payments of dividends on, or the proceeds from the sale or redemption of, common shares within the United States to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate was 30% for the year 2002 and is 28% for years 2003 through 2010.

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

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statements by Experts

Not applicable.

10.H. Documents on Display

Previous items in this document refer to the Research Agreement with CVD, the License Agreement with CVD, and employment agreements with Roderick M. Bryden and Dr. Tofy Mussivand. These documents can be viewed in their entirety in the Form F-1 Registration Statement under the Securities Act of 1933, as filed with the Securities and Exchange Commission on October 8, 1996.

10.I. Subsidiary Information

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

As at December 31, 2002, the Corporation has no outstanding foreign exchange financial instruments.

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

Investments

As at December 31, 2002, the Corporation did not hold any investment instruments.

Capital Leases

The Corporation believes that the carrying value of the capital lease obligation approximates fair value due to its floating, market rate of interest.

Credit Risk

In the normal course of business, the Corporation provides credit to customers in the health care industry, performs credit evaluations of these customers and maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable. The Corporation has a limited number of customers. As of December 31, 2002, approximately 68% (2001 - 18%) of the accounts receivable balance was due from Edwards.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

15.(a) Evaluation of controls and procedures

The Corporation's chief executive office and chief financial officer have evaluated the effectiveness of WorldHeart's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(c) and 15d-15(c)) as of a date within 90 days before the filing date of this annual report. Based on this review, the chief executive officer and chief financial officer have concluded that, as of that date, the Corporation's disclosure controls and procedures were functioning effectively.

15.(b) Changes in controls and procedures

There have been no significant changes in the Corporation's internal controls or in other factors that could significantly affect these controls subsequent to the evaluation of the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP ("PwC"), Chartered Accountants, have been auditors of the Corporation since April 1, 1996.

Audit and Audit-Related Fees

PwC billed the Corporation an aggregate of $199,800 (2001 - $203,900) for professional services rendered in connection with the audit of the Corporation's financial statements for the most recent fiscal year including consultations on accounting issues relating to items included in the 2002 consolidated financial statements, the review of the Corporation's quarterly financial information, quarterly reports, annual information form, annual report and management information circular during the year.

Tax and All Other Fees

In addition, PwC billed the Corporation $66,800 during the year (2001 - $75,500) for consultations associated with capital transactions, tax advisory services and various other general financial consultation services.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

18.(a) See Audited Consolidated Financial Statements attached as EX-10.1 hereof.

Financial Statement Schedule

The following financial statement schedule is filed as part of this report:

                Schedule II       Valuation and Qualifying Accounts

All other schedules are omitted as they are not required or the required information is shown in the financial statements or notes thereto.

Item 19. Exhibits

------------------------------------------------------------------------------------------------------------------
Item                                                       Reference
------------------------------------------------------------------------------------------------------------------

1. Articles of Incorporation

Articles of Incorporation                                  See Form F-1 Registration Statement Under The
                                                           Securities Act of 1933 dated October 8, 1996.

Form of Amendments to Articles of Incorporation            See Amendment No. 2 to Form F-1 Registration
                                                           Statement Under The Securities Act of 1933 dated
                                                           December 6, 1996.

Amendment to Articles of Incorporation dated June 12,      See EX-1.1 to Form 20-F Annual Report pursuant to
2000                                                       Section 13 or 15 (d) of the Securities and Exchange
                                                           Act of 1934 dated June 7, 2002.

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

2. Instruments and definition of rights

Form of specimen certificate for Common Shares             See Amendment No. 1 to Form F-1 Registration
                                                           Statement Under The Securities Act of 1933 dated
                                                           November 18, 1996.

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

Exchange Agreement, dated as of May 24, 2000, by and       See EX-4.1 to Form 20-F Annual Report pursuant to
between Edwards Lifesciences LLC, a Delaware limited       Section 13 or 15 (d) of the Securities Exchange Act
liability company, and World Heart Corporation             of 1934 dated May 17, 2001.

Shareholders' Agreement, dated as of June 30, 2000,        See EX-4.2 to Form 20-F Annual Report pursuant to
among World Heart Corporation, Edwards Lifesciences LLC,   Section 13 or 15(d) of the Securities and Exchange
a Delaware limited liability company (Edwards LLC),        Act of 1934 dated May 17, 2001.
Edwards Lifesciences (US) Inc., a Delaware corporation
and Roderick M. Bryden, Dr. Tofy Mussivand and the
Ottawa Heart Institute Research Corporation (the Other
Shareholders)

------------------------------------------------------------------------------------------------------------------
Item                                                       Reference
------------------------------------------------------------------------------------------------------------------

Convertible Preferred Share Agreement, dated               See EX-4.3 to Form 20-F Annual Report pursuant to
as of May 24, 2000, between World Heart                    Section 13 or 15(d) of the Securities and Exchange
Corporation and Edwards Lifesciences LLC                   Act of 1934 dated May 17, 2001.

Amendment to Exchange Agreement dated as                   See EX-4.1 to Form 20-F Annual Report pursuant to
of May 8, 2002 by and between World Heart                  Section 13 or 15 (d) of the Securities and Exchange
Corporation and Edwards Lifesciences LLC                   Act of 1934 dated June 7, 2002.

3. Voting trust agreements

Any voting trust agreements and any                        Not applicable.
amendments to those agreements

4. Material contracts

Distribution Agreement made effective as of                See EX-10.1 to Form 20-F Annual Report pursuant to
June 30, 2000, by and between World Heart                  Section 13 or 15(d) of the Securities Exchange Act of
Corporation and Edwards Lifesciences LLC                   1934 dated May 17, 2001.

Transition Services Agreement dated as of                  See EX-10.2 to Form 20-F Annual Report pursuant to
June 30, 2000, among Edwards Lifesciences LLC,             Section 13 or 15 (d) of the Securities Exchange Act
Valentine Acquisition Corp., and World Heart               of 1934 dated May 17, 2001.
Corporation

Supply Agreement dated as of June 30, 2000                 See EX-10.3 to Form 20-F Annual Report pursuant to
between Edwards Lifesciences LLC, Valentine                Section 13 or 15 (d) of the Securities Exchange Act of
Acquisition Corp. and Edward Novacor LLC                   1934 dated May 17, 2001.

Trust Agreement dated as of June 30, 2000  among           See EX-10.4 to Form 20-F Annual Report pursuant to
Edwards Lifesciences LLC, Edwards Lifesciences (U.S.)      Section 13 or 15 (d) of the Securities Exchange Act
Inc., World Heart Corporation and CIBC Mellon Trust        of 1934 dated May 17, 2001.
Company

Certificate of Designation of Series A Cumulative          See EX-10.5 to Form 20-F Annual Report pursuant to
Participating Preferred Stock of Valentine Acquisition     Section 13 or 15 (d) of the Securities Exchange Act
Corp.                                                      of 1934 dated May 17, 2001.

Transfer, Assignment and Assumption Agreement dated as     See EX-10.6 to Form 20-F Annual Report pursuant to
of June 30, 2000 by and among Edwards Lifesciences         Section 13 or 15 (d) of the Securities Exchange Act
LLC, Edwards Lifesciences Corporation and Edward           of 1934 dated May 17, 2001.
Novacor LLC

Special Warrant Indenture Providing for the                See Form 6-K Report of Foreign Private Issuer
Creation and Issue of Special Warrants dated as            pursuant to Rule 13a-16 or 15d-16 of the

------------------------------------------------------------------------------------------------------------------
Item                                                       Reference
------------------------------------------------------------------------------------------------------------------

of December 19, 2001 between World Heart                   Securities Exchange Act of 1934 filed on January 23,
Corporation and CIBC Mellon Trust Company                  2002.

Warrant Indenture Providing for the Creation and Issue     See Form 6-K Report of Foreign Private Issuer
Warrants dated as of December 19, 2001 between             pursuant to Rule 13a-16 or 15d-16 of the Securities
World Heart Corporation and CIBC Mellon Trust Company      Exchange Act of 1934 filed on January 23, 2002.

"TPC" Agreement No. 720-483474 made between the            See Form 6-K Report of Foreign Private Issuer
Minister of Industry for Canada and World Heart            pursuant to Rule 13a-16 or 15d-16 of the Securities
Corporation dated November 2, 2001                         Exchange Act of 1934 filed on January 23, 2002.

Asset Transfer Agreement dated December 19, 2001           See Form 6-K Report of Foreign Private Issuer
between 2007262 Ontario Inc. and World Heart               pursuant to Rule 13a-16 or 15d-16 of the Securities
Corporation                                                Exchange Act of 1934 filed on January 23, 2002.

Underwriting Agreement Relating to the Offering of         See Form 6-K Report of Foreign Private Issuer
Special Warrants of World Heart Corporation dated          pursuant to Rule 13a-16 or 15d-16 of the Securities
December 19, 2001 between World Heart Corporation,         Exchange Act of 1934 filed on January 23, 2002.
Yorkton Securities Inc. and First Associates
Investments Inc.

Shareholders Agreement dated as of December 19, 2001       See Form 6-K Report of Foreign Private Issuer
between New Generation Biotech (Equity) Fund Inc., and     pursuant to Rule 13a-16 or 15d-16 of the Securities
World Heart Corporation and 2007262 Ontario Inc.           Exchange Act of 1934 filed on January 23, 2002.

Registration Rights Agreement between New Generation       See Form 6-K Report of Foreign Private Issuer
Biotech (Equity) Fund Inc. and World Heart Corporation     pursuant to Rule 13a-16 or 15d-16 of the Securities
dated as of December 19, 2001                              Exchange Act of 1934 filed on January 23, 2002.

Subscription Agreement by and among New Generation         See Form 6-K Report of Foreign Private Issuer
Biotech (Equity) Fund Inc., 2007262 Ontario Inc. and       pursuant to Rule 13a-16 or 15d-16 of the Securities
World Heart Corporation dated as of December 19, 2001      Exchange Act of 1934 filed on January 23, 2002.

Senior Loan Agreement between Argosy Bridge Fund           See EX-10.3 hereof.
L.P.I., Sherfam Inc., World Heart Corporation and
World Heart Inc. dated as of January 28, 2003

Junior Loan Agreement between Edwards Lifesciences LLC,    See EX-10.4 hereof.
Sherfam Inc., World Heart Corporation and World Heart
Inc. dated as of January 28, 2003

Senior Loan Guarantee by World Heart Inc. to Argosy        See EX-10.5 hereof.
Bridge Fund L.P.I. and Sherfam Inc. dated as of January
28, 2003

Subordinated Loan Guarantee by World Heart Inc. to         See EX-10.6 hereof.
Edwards Lifesciences LLC and Sherfam Inc. dated as of
January 28, 2003

Agency Agreement among World Heart Corporation and         See EX-10.7 hereof.
Northern Securities Inc. dated as of December 30, 2002
regarding the $3,000,000 private placement of shares

Certification of the Chief Executive Officer               See EX-10.8 hereof.

Certification of the Chief Financial Officer               See EX-10.9 hereof.

------------------------------------------------------------------------------------------------------------------
Item                                                       Reference
------------------------------------------------------------------------------------------------------------------

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

8. Subsidiary information

Details relating to subsidiaries                           World Heart Inc.
                                                           Incorporated in Delaware, United States
                                                           Operating as World Heart Inc.

9. Statement relating to 8.A.4                             Not applicable.

10. Audited Consolidated Financial                         See EX-10.1 hereof.
    Statements of World Heart Corporation

11. Management's Discussion and Analysis                   See EX-10.2 hereof.
    of Financial Condition and Results of
    Operations


                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

WORLD HEART CORPORATION

Dated: June 30, 2003                            /s/ Ian Malone
                                                --------------------------------
                                                Ian W. Malone
                                                Vice President Finance and
                                                Chief Financial Officer

                                 CERTIFICATIONS

I, Roderick M. Bryden, President and Chief Executive Officer, certify that:

     1. I have reviewed this annual report on Form 20-F of World Heart Corporation;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (the "Evaluation Date"); and

          c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to any significant deficiencies and material weaknesses.

Date:  June 30, 2003                            /s/ Roderick M. Bryden
                                                --------------------------------
                                                Name:   Roderick M. Bryden
                                                Title:  President and Chief
                                                        Executive Officer

                                 CERTIFICATIONS

I, Ian W. Malone, Vice-president, Finance and Chief Financial Officer, certify that:

     1. I have reviewed this annual report on Form 20-F of World Heart Corporation;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (the "Evaluation Date"); and

          c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to any significant deficiencies and material weaknesses.

Dated: June 30, 2003                            /s/ Ian Malone
                                                --------------------------------
                                                Ian W. Malone
                                                Vice President Finance and
                                                Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit

EX-10.1   Audited Consolidated Financial Statements of World Heart Corporation

EX-10.2 Management's Discussion and Analysis of Financial Condition and Results of Operations

EX-10.3 Senior Loan Agreement between Argosy Bridge Fund L.P.I., Sherfam Inc., World Heart Corporation and World Heart Inc. dated as of January 28, 2003.

EX-10.4 Junior Loan Agreement between Edwards Lifesciences LLC, Sherfam Inc., World Heart Corporation and World Heart Inc. dated as of January 28, 2003

EX-10.5 Senior Loan Guarantee by World Heart Inc. to Argosy Bridge Fund L.P.I. and Sherfam Inc. dated as of January 28, 2003

EX-10.6 Subordinated Loan Guarantee by World Heart Inc. to Edwards Lifesciences LLC and Sherfam Inc. dated as of January 28, 2003

EX-10.7 Agency Agreement among World Heart Corporation and Northern Securities Inc. dated as of December 30, 2002 regarding the $3,000,000 private placement of shares

EX-10.8   Certification of the Chief Executive Officer

EX-10.9   Certification of the Chief Financial Officer