Form 40-F
period 2003-12-31
WORLD HEART CORP
filed 2004-05-18
CIK 1024520

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

/X/ ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2003 Commission File Number 333-109876

                             World Heart Corporation
             (Exact name of Registrant as specified in its charter)



                                     Ontario

        (Province or other jurisdiction of incorporation or organization)

                                      3845
    (Primary Standard Industrial Classification Code Number (if applicable))



                                 Not Applicable

             (I.R.S. Employer Identification Number (if applicable))



         1 Laser Street, Ottawa, Ontario, Canada K2E 7V1 (613) 226-4278

   (Address and telephone number of Registrant's principal executive offices)

                                World Heart Inc.
                                7799 Pardee Lane
                            Oakland, California 74621
                                 (510) 563-5000


    (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

       Title of each class             Name of each exchange on which registered
       Common Shares                   NASDAQ National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.



                                 Not Applicable

                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.


                                 Not Applicable

                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

  X   Annual information form           X   Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

         15,273,689 common shares were outstanding on December 31, 2003

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                       Yes / /           No /X/

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                       Yes /X/           No / /

DISCLOSURE CONTROLS AND PROCEDURES

Management of World Heart Corporation (the "Corporation"), including its Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934) as of the end of the period covered by this annual report on Form 40-F and have concluded that these disclosure controls and procedures were effective to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported on a timely basis.

In addition there have been no changes in the Corporation's internal control over financial reporting (as defined in Rule 13a-15(f) of the United States Securities Exchange Act of 1934) during the financial year ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

INCORPORATION BY REFERENCE

Identification of Audit Committee
---------------------------------

The disclosure provided under the heading "Directors and Executive Officers - Audit Committee" on page 15 of Exhibit 99.1 hereto (Renewal Annual Information Form for the year ended December 31, 2003) is incorporated by reference herein.

Audit Committee Financial Expert
--------------------------------

The disclosure provided under the heading "Directors and Executive Officers -Audit Committee" on page 15 of Exhibit 99.1 hereto (Renewal Annual Information Form for the year ended December 31, 2003) is incorporated by reference herein.

Code of Ethics
--------------

The disclosure provided under the heading "Code of Conduct" on page 17 of
Exhibit 99.1 hereto (Renewal Annual Information Form for the year ended December 31, 2003) is incorporated by reference herein.

Principal Accountant Fees and Services
--------------------------------------

The disclosure provided under the heading "Principal Accountant Fees and Services" on page 20 of Exhibit 99.1 hereto (Renewal Annual Information Form for the year ended December 31, 2003) is incorporated by reference herein.

Off-Balance Sheet Arrangements
------------------------------

The disclosure provided under the heading "Outlook - Commitments" on page 12 of
Exhibit 99.3 hereto (Management's Discussion and Analysis for the Year Ended December 31, 2003) is incorporated herein by reference.

Tabular Disclosure of Contractual Obligations
---------------------------------------------

The following table sets forth World Heart Corporation's contractual obligations as of December 31, 2003:


                                                             Payments due by period

Contractual obligations:             Total         Less  than     1-3 years      3-5 years     More  than
                                                   1 year                                      5 years


Operating lease obligations          $4,919,594    $1,815,782     $2,835,320     $268,492      -


Longterm debt obligations            -             -              -              -             -


Capital (Finance) Lease Obligations  -             -              -              -             -


Purchase Obligations                 -             -              -              -             -


Other    Long-Term     liabilities   -             -              -              -             -
reflected  on  the  balance   sheet
under  the  GAAP  of  the   primary
financial statements


                                   UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

                                   SIGNATURES


Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                               World Heart Corporation
                                               (Registrant)


                                               By: /s/ D. Mark Goudie
                                                  -----------------------------
                                                  D. Mark Goudie
                                                  Vice President, Finance and
                                                  Chief Financial Officer


                                               Date: May 17, 2004

EXHIBITS:

99.1     Renewal Annual Information Form for the Year Ended December 31, 2003

99.2     Audited Financial Statements for the Year Ended December 31, 2003 *

99.3     Management's Discussion and Analysis for the Year Ended December 31,
         2003 *

99.4     Management Information Circular dated March 31, 2004 *

99.5     Amended and Restated Audit Committee Charter

99.6     Code of Conduct

99.7     Auditors' Consent

99.8.    Certification required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to
         Section 302 of  the Sarbanes-Oxley Act of 2002

                  o        Chief Executive Officer

                  o        Chief Financial Officer

99.9 Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, pursuant to
          Section 906 of the Sarbanes-Oxley Act of 2002

                  o        Chief Executive Officer

                  o        Chief Financial Officer



--------------------------------------------------------------------------------
* Incorporated by reference to the Registrant's Report on Form 6-K dated April 13, 2004

                                                                   EXHIBIT 99.1






                             WORLD HEART CORPORATION







                         RENEWAL ANNUAL INFORMATION FORM

                      For the year ended December 31, 2003










                                  May 17, 2004

Presentation of Information

In this Annual Information Form ("AIF"), the terms "WorldHeart" and the "Corporation" refer to World Heart Corporation and its consolidated subsidiaries, World Heart Inc., 2007262 Ontario Inc. and World Heart B.V. The audited financial statements of the Corporation include World Heart Inc. and 2007262 Ontario Inc. World Heart B.V. was incorporated subsequent to the year end.

The Corporation publishes its audited financial statements in Canadian dollars. In this AIF, references to "dollars" or "$" or "Cdn $" are to Canadian dollars and references to "US dollars" or "US$" are to United States dollars. The Corporation intends to publish its financial results in United States dollars commencing with the reporting of its quarterly results for the period ended March 31, 2004.

On December 1, 2003, the Corporation's common shares were consolidated on a one common share for seven common shares basis, with shareholders receiving one new common share for each seven pre-consolidated common shares held. All common share numbers in this AIF, unless otherwise noted, are expressed in terms of post-consolidated common shares.

Documents Incorporated by Reference

The following documents are incorporated by reference into this AIF: (i) WorldHeart's Management's Discussion and Analysis for the year ended December 31, 2003 ("Management's Discussion and Analysis"), (ii) WorldHeart's Audited Financial Statements and accompanying notes for the year ended December 31, 2003 ("Audited Financial Statements"), and (iii) WorldHeart's Management Information Circular dated March 31, 2004 for the annual and special meeting of shareholders held on May 12, 2004 ("Information Circular"). These documents have been filed with the applicable securities regulatory authorities in Canada and may be accessed at www.sedar.com, and with the United States Securities and Exchange Commission and may be accessed at www.edgar.com, and are available on the Corporation's website www.worldheart.com.

Forward-looking statements

This AIF and some of the documents incorporated by reference in this AIF include "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. The forward-looking statements contain information that is generally stated to be anticipated, expected or projected by WorldHeart, and involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of WorldHeart to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of a new product for use in the human body, WorldHeart's potential need for significant additional funding, its need for acceptance from third-party payers, extensive government regulation of the Corporation's products, and rapid developments in technology, including developments by competitors.

Important factors that could cause the Corporation's actual results to differ materially from those expressed or implied by such forward-looking statements include:

     o the Corporation's ability to successfully complete pre-clinical and clinical development of its products;

     o the Corporation's ability to obtain and timely enforce patent and other intellectual property protection for its technology and products;

     o the Corporation's ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties' intellectual property;

     o decisions, and the timing of decisions made by health regulatory agencies regarding approval of the Corporation's products;

     o the Corporation's ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products;

     o    the competitive environment and impact of technological change;

     o the continued availability of capital to finance the Corporation's activities in the event that profitability is not achieved; and

     o    other factors discussed under the heading "Risk Factors."

WorldHeart undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

                                Table of Contents

Glossary of Terms.............................................................1

Corporate Structure...........................................................3

Development of the Business...................................................3

Business of World Heart Corporation...........................................6

Directors and Executive Officers..............................................15

Code of Conduct...............................................................17

Dividends.....................................................................17

Capital Structure.............................................................18

Market for Common Shares......................................................19

Transfer Agent and Registrar..................................................20

Legal Proceedings.............................................................20

Interests of Experts..........................................................20

Principal Accountant Fees and Services........................................20

Material Contracts............................................................21

Risk Factors..................................................................27

Additional Information........................................................33

                                Glossary of Terms

The following are brief explanations of certain terms used in this AIF:

"bridge-to-transplant therapy" means the support of a patient's circulatory function while the patient awaits the transplant of a human heart;

"Chuikyo" means Japan's Central Social Insurance Council;

"CMS" means the Centers for Medicare and Medicaid Services, a federal agency within the United States Department of Health and Human Services.

"destination therapy" means the support of a patient's circulatory function for an indefinite period, with no definite expectation of an eventual transplant of a human heart in that patient.

"EDC" means Export Development Canada, a Canadian Crown corporation, that provides trade finance services to Canadian exporters and investors;

"FDA" means the Food and Drug Administration in the United States;

"IDE" means Investigational Device Exemption, granted by the FDA for the purpose of allowing an investigational device to be used in a clinical study in order to collect safety and effectiveness data.

"INTrEPID" means Investigation of Non-Transplant-Eligible Patients who are Inotrope Dependent;

"ISO" means the International Organization for Standardization, a network of the national standards institutes of 148 countries;

"LVAD" means the left ventricular assist device;

"LVAS" means left ventricular assist system;

"MDB" means the Medical Devices Bureau of Health Canada;

"NASD" means the National Association of Securities Dealers;

"PMA" means a Premarket Approval, which is the FDA process of scientific and regulatory review to evaluate the safety and effectiveness of Class III medical devices. Class III medical devices include those that support or sustain human life.

"PMA Supplement" means a Premarket Approval Supplement, a submission required to be submitted to the FDA for a change affecting the safety or effectiveness of the device for which a PMA has previously been issued by the FDA.

"RELIANT Trial" means the Randomized Evaluation of Novacor LVAS in A Non-Transplant Population Trial;

"SEC" means the United States Securities and Exchange Commission;

"TET" means transcutaneous energy transfer;

"TPC" means Technology Partnerships Canada, a special operating agency of Industry Canada;

"VAD" means ventricular assist device.

                               Corporate Structure

Name, Address, and Incorporation

World Heart Corporation was incorporated by Articles of Incorporation under the laws of the Province of Ontario on April 1, 1996. The Corporation's registered office is located at 1 Laser Street, Ottawa, Ontario, Canada, K2E 7V1 and its telephone number is (613) 226-4278. The Corporation also has offices located at 7799 Pardee Lane, Oakland, CA, USA, 94621 and Cereslaan 34, 5384 VT, Heesch, Netherlands.

The Articles of the Corporation were amended on June 22, 2000 to create a first series of 1,374,750 preferred shares designated as Cumulative Redeemable Convertible Preferred Shares, Series A (the "Series A Shares"), in connection with the acquisition by the Corporation of the Novacor division ("Novacor") of Edwards Lifesciences LLC ("Edwards"). On November 26, 2003, the Articles of the Corporation were amended to amend the rights and privileges of the Series A Shares in connection with the conversion by Edwards Lifesciences (U.S) Inc. of its Series A Shares as part of the Corporation's financing transaction completed in September 2003. The Articles of the Corporation were amended further on December 1, 2003, to effect a one common share for seven common shares share consolidation.

Intercorporate Relationships

World Heart Inc. is a wholly-owned subsidiary of the Corporation, incorporated under the laws of the State of Delaware. World Heart Inc. acquired the assets and liabilities of the Novacor division of Edwards in June 2000 and conducts commercial operations related to the sale of the Novacor LVAS(R)left ventricular assist system ("Novacor LVAS").

World Heart B.V. is a wholly owned subsidiary of the Corporation, incorporated under the laws of the Netherlands on March 5, 2004 and carries on the Corporation's sales, sales support and distribution in Europe.

2007262 Ontario Inc. ("2007262"), an associated research and development company of the Corporation, was incorporated under the laws of the Province of Ontario on November 29, 2001 to carry out specified research and development for the Corporation. WorldHeart and New Generation Biotech (Equity) Fund Inc. ("NewGen"), an Ontario labour-sponsored venture capital corporation, each hold 100 common shares of 2007262. WorldHeart holds all the issued and outstanding non-voting Series 1 preferred shares and non-voting Series 2 preferred shares of 2007262.


                           Development of the Business

Three Year History and Development of the Corporation

WorldHeart is a global medical devices company focused on the sales, production, support, and development of ventricular assist devices ("VADs"). VADs in general are mechanical assist devices that supplement the circulatory function of the heart by re-routing blood flow through a mechanical pump. VADs are used for treatment of patients with end-stage heart failure (i.e. patients whose hearts are irreversibly damaged and which cannot be treated by medical or surgical means other than a transplant). "Bridge-to-transplant" therapy results in the implant of a

VAD in transplant-eligible patients to maintain or improve a patient's health until a donor heart becomes available. "Destination" therapy results in the implant of a VAD to provide long term support to those patients not currently eligible for a natural heart transplant.

The Corporation's business is based on two generations of implantable, pulsatile VADs - the current generation, commercially available Novacor LVAS, and the Corporation's in-development next generation VAD (formerly referred to as HeartSaverVAD). Both of these devices are intended for use as bridge-to-transplant therapy and as destination therapy.

Following the acquisition of the Novacor LVAS product and technologies from Edwards in June 2000, the Corporation has focused its operations on:

     o the sales, support, production and enhancement of the current generation Novacor LVAS; and

     o the development and commercialization of the Corporation's next generation VAD product, an optimized product based on patented technologies of Novacor LVAS and Novacor LVAS II augmented by the experience gained from the earlier development efforts on HeartSaverVAD and HeartSaverVAD II.

Novacor LVAS and the Corporation's next generation VAD are described in more detail in "Business of World Heart Corporation" on page 6.

Since January 1, 2001, a number of significant events indicating the increasing acceptance by the medical community of VAD-based therapy for treatment of end-stage heart failure and that will positively impact WorldHeart's business as well as all competitive VAD suppliers have occurred which the Corporation believes signals a future expansion in the use of VADs in general:

     o A decision in November 2002 by the Federal Drug Administration (FDA) in the United States to extend the use of VAD therapy to heart failure patients as destination therapy;

     o An announcement in October 2003 by the Centers for Medicare and Medicaid ("CMS") in the United States of an increased rate of reimbursement for VAD use from approximately US$54,000 to US$70,000 or more for each implant; and

     o An announcement by the CMS in October 2003 of its intention to extend reimbursement to cover implantation of FDA-approved VADs for patients as destination therapy.

Since January 2001, a number of significant developments related specifically to WorldHeart's Novacor LVAS products have occurred:

     o    Approval in both the United States (January 2003) and in Canada (March
          2003) of the Corporation's expanded polytetrafluoroethylene ("ePTFE") inflow conduit as a component of the Novacor LVAS product was given by the FDA and Health Canada, respectively. Results in over 180 implanted patients to date indicate a reduction in stroke rate, matching the current industry benchmarks;

     o Approval was given by the FDA (January 2004) and Health Canada (September 2003) of Novacor LVAS product enhancements aimed at improving the recipient's quality of life - quieter pump operation, new battery packs that are 40% lighter and operate for 60% longer, and a smaller, quieter battery charging system. These enhancements were already commercially available in Europe;

     o Approval for use (August 2001) and importation (January 2002) of the Novacor LVAS in Japan was given by the Japanese Ministry of Health, Labor and Welfare;

     o Approval for reimbursement for implant of Novacor LVAS in transplant-eligible patients in Japan was announced in December 2003 by Japan's Central Social Insurance Council (Chuikyo), to become effective in April 2004;

     o Conditional approval was granted to the Corporation by the FDA on February 25, 2004 to proceed with the RELIANT (Randomized Evaluation of Novacor LVAS In A Non-Transplant Population) Trial (the "Trial") within enrolment restrictions pending the Corporation's response to certain FDA questions and adjustments. The Corporation responded to the FDA's questions and adjustments in writing and a further conditional approval was received on May 7, 2004 to remove the enrolment restrictions to allow the full Trial to proceed. The data from this Trial is expected to support a Pre-market Approval (PMA) Supplement for use of Novacor LVAS by non-transplant-eligible patients as destination therapy. The conditional approval permits immediate enrolment of up to 40 centers and up to 390 patients. The primary enrolment will be 300 patients, with approximately 90 additional patients expected to be enrolled during the follow up period. The FDA conditional approval for the expanded Trial identified five changes or recommendations to the Corporation's study protocol. These responses by the Corporation to the FDA are anticipated to be completed within a timeframe that will not interrupt patient enrolment. The Trial will randomize patients who enter the Trial to receive either a Novacor LVAS or a Heartmate XVE LVAS(R)(which is currently the only VAD approved by the FDA for use in destination therapy and is produced by Thoratec Laboratories Corporation) on a 2:1 ratio. Costs of implants, including device costs, for both products in the Trial are expected to be reimbursed by the CMS and private insurers. The benefits to WorldHeart during the Trial will come both in an increased level of implants and in an increased number of centers trained in the use of the Novacor LVAS; and

     o An arrangement with Export Development Canada (EDC), whereby EDC will provide two year financing with no interest cost to clinics purchasing the Novacor LVAS product and with no recourse to WorldHeart. WorldHeart accepts a two year promissory note from the clinic and sells that promissory note to EDC at face value. WorldHeart pays interest to EDC at applicable rates that reflect the underlying credit of the purchasing clinic.

In 2003, there was a rationalization and reallocation of WorldHeart's workforce, resulting from, and consistent with, the Corporation's focus on sales, production, and support of Novacor LVAS, on a basis consistent with the development plans and strategy for the Corporation's next generation VAD.

In December 2003, the Corporation assumed full sales and support responsibility for the Novacor LVAS worldwide with the exception of Japan effective January 1, 2004. Edwards had previously been the exclusive distributor of Novacor LVAS in all countries, other than the United States. WorldHeart sells directly within the United States.

In September 2003, the Corporation completed a significant equity financing and restructuring. This financing and restructuring is described in detail in the Audited Financial Statements (Notes 9, 10, 11 and 12) and Management's Discussion and Analysis under the heading "Liquidity and Capital Resources", both of which are incorporated by reference in this document. In summary, the financing and restructuring included:

     o A $63,500,000 private placement of equity through the issuance of units, each unit comprised of one common share and one warrant exercisable for one common share. The warrants are callable by the Corporation for cash should the Corporation's common shares trade at or above $17.50 for 20 consecutive trading days. However, no more than 20% of the total warrants issued may be called in any three month period. Approximately $100 million in potential additional capital is available to the Corporation in the event all the outstanding warrants issued pursuant to the private placement are exercised;

     o Exchange of the preferred shares of World Heart Inc. held by Edwards in the amount of US$58 million plus accrued dividends into 711,589 common shares of WorldHeart;

     o Conversion of the preferred shares of the Corporation held by Edwards Lifesciences (U.S.) Inc. in the amount of US$20 million plus accrued dividends into 500,000 common shares of the Corporation and 1,000,000 warrants, each exercisable for one common share of the Corporation; and

     o A share consolidation of the Corporation's common shares on the basis of one post-consolidation common share for seven pre-consolidation common shares.

On March 18, 2004, the Corporation's common shares were re-listed on the NASDAQ National Market system under the symbol WHRT.

Significant Acquisitions

The Corporation did not complete any significant acquisitions or dispositions in the most recent fiscal year ended December 31, 2003.


                       Business of World Heart Corporation

Business Overview

WorldHeart is a global medical devices company focused on the sales, production, support, and development of pulsatile ventricular assist devices (VADs) intended for long-term patient care where the patient is not eligible for the transplant of a natural heart, known as destination therapy, or for shorter-term patient care as a bridge-to-transplant therapy. VADs in general are mechanical assist devices that can provide an effective treatment for end-stage heart failure by supplementing the circulatory function of the heart by re-routing blood flow through a mechanical pump. The short supply of donor organs makes it impossible for medical professionals to keep pace with the number of required heart transplants each year. Heart-assist devices such as WorldHeart's products provide end-stage heart failure patients with the opportunity to live more normal and active lives during bridge-to-transplant and destination therapy. There have been more than 10,000 VADs, produced by a number of suppliers, used clinically throughout the world over the past 10 years.

The Corporation's Products

The Corporation's business is based on two generations of implantable, pulsatile VADs - the current generation, commercially available Novacor LVAS, and the Corporation's in-development next generation VAD.

Novacor LVAS
------------

The Novacor LVAS is the Corporation's current generation of implantable, pulsatile VAD, and has been implanted in approximately 1,500 patients worldwide, primarily as a bridge to transplantation. Novacor LVAS is an electromagnetically-driven pump, about the size of a human heart, that provides circulatory support for patients with life-threatening heart failure by taking over the workload of part or all of the left ventricle of the heart. It is implanted within the abdominal wall and mimics the natural heart by creating a pulsing flow of blood. The natural heart continues to deliver what it can, and may recover partially while assisted by Novacor LVAS. Novacor LVAS is completely self-regulating, responding instantaneously to the recipient's changing heartbeat and circulatory demands.

The experience in long-term support continues to grow. The majority of recipients have received a natural heart within one year of implant, however, over 139 recipients have been supported for more than one year, 35 of whom have lived with the device for more than two years, 14 for more than three years, three for more than four years and one for more than six years. No patient deaths have been attributed to Novacor LVAS failure. A single patient who was transplant-ineligible at the time of initial implant of the Novacor LVAS received continuous circulatory support for more than six years from the Novacor LVAS, including a scheduled replacement of the initial Novacor LVAS after four years. This patient subsequently received a natural heart.

The Novacor LVAS is commercially available as a bridge to transplantation in Europe, the United States and Canada. In Europe, it is also available with an unrestricted indication for use as destination therapy. In Japan, Novacor LVAS is approved for use by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant. Additionally, in the United States, the Corporation has submitted a PMA Supplement to the FDA for expansion of the current approval for use of Novacor LVAS as bridge-to-transplant therapy to include implants in end-stage heart failure patients who are not currently eligible to receive the transplant of a human heart but who may become eligible after receiving VAD support.

Conditional approval was granted to the Corporation by the FDA to proceed with the RELIANT Trial, as described above under the heading "Development of the Business". The data from this Trial is expected to support a PMA Supplement to the FDA to permit the use of Novacor LVAS by non-transplant-eligible patients.

Currently, a separate clinical trial is ongoing in the United States and Canada to study and evaluate long-term use of the Novacor LVAS for destination therapy. The multi-center "INTrEPID" (Investigation of Non-Transplant-Eligible Patients who are Inotrope Dependent) clinical trial is comparing survival rates and quality of life between end-stage heart failure patients who receive the Novacor LVAS and those supported by the best available pharmacological therapies.

The Corporation's Next Generation VAD
-------------------------------------

The Corporation's next generation VAD is currently under development and is expected to result in the Corporation's next generation fully implantable pulsatile VAD designed specifically for destination therapy patients. The Corporation's next generation VAD is being developed to be approximately 50% of the size of the Novacor LVAS with no mechanical bearings, no volume compensation for pressure changes (eliminating the need for external venting), reduced power requirements, remote power and monitoring (i.e. through-the-skin power and data transfer), and a straightforward design aimed at reducing manufacturing costs and the cost to the patient, providing recipients with an enhanced quality of life by allowing freedom of movement and minimal limitations to their regular activities. The implanted controller incorporates a rechargeable battery to support temporary operations without an external power source, facilitating bathing or swimming. It is magnetically-driven, allowing for simple operation with no wearing elements or precision components. It is designed to be used as either a right or left ventricular assist device. The next generation VAD will be available with a percutaneous lead to provide clinicians and patients with a choice of configurations.

Assuming clinical trials are satisfactory and all necessary regulatory approvals are obtained, clinical trials of the Corporation's next generation VAD in Canada, Europe and other countries are targeted for 2007. Application for an Investigational Device Exemption ("IDE") from the FDA will follow, assuming clinical trials in Canada and Europe are satisfactory.

Third-party Reimbursement for VADs

The United States and Canada currently provide for public reimbursement of VADs used as a bridge to transplantation. In addition, certain private insurance carriers in the United States provide reimbursement for VAD use. On October 1, 2003, a National Coverage Decision by the CMS in the United States extended reimbursement to VADs approved by the FDA for destination therapy use.

Several countries in the European Union provide reimbursement for VADs. Reimbursements, however, vary between countries and budget constraints, to date, have limited reimbursements.

Japan's Central Social Insurance Council (Chuikyo) has announced that use of WorldHeart's Novacor LVAS will be reimbursed when implanted in patients who are transplant-eligible, effective April 2004.

Application of VADs in Patient Care

Current Treatment Methods for End-Stage Heart Failure
-----------------------------------------------------

The search for an effective treatment for end-stage heart failure is ongoing. Therapies such as medication and transplantation have significant limitations, and alternative emerging technologies, such as xenografts, cardiomyoplasty, genetic tissue engineering, multiple site pacing and implantable artificial hearts (total artificial hearts and ventricular assist devices, pulsatile and non-pulsatile), are being investigated. The following are treatment methods currently being employed for advanced heart failure:

          Medication. Pharmaceutical drugs are the first line of defence against heart failure; however, in spite of many advances, drug therapies continue to be able to provide only very limited relief. Drug therapies do not treat the underlying disorder and, thus, can only slow the disease's progression. Moreover, a significant number of heart failure patients may be resistant to treatment with drug therapies and often such therapies have adverse side-effects, some of which can be quite serious for certain patients.

          Heart Transplantation. Heart transplantation is currently the intervention of choice for some patients with end-stage heart failure. Patients receiving heart transplants have a 71% five-year survival rate (source: American Heart Association ("AHA"), 2004 update). However, the availability of donor organs as well as other major limitations, described below, has limited the number of transplants worldwide to about 4,000 per year. In the United States, the number of heart transplants is just over 2,000 annually (2002 - 2,154, 2001 - 2,202, 2000 - 2,199, 1999 - 2,184, 1998 - 2,340), according to the
          AHA, despite the fact that the AHA estimates that each year at least 40,000 Americans under age 65 would benefit from heart transplants. Another negative feature of transplants is the need for immuno-suppressive medication, which can make patients vulnerable to other diseases and which may have other adverse side effects. In addition, heart transplantation procedures are rarely used in emergency situations because of the time required to obtain a suitable donor organ. The quality of donor hearts is not always optimal and, once implanted, little can be done about the quality of the graft. The transplanted natural heart can itself develop complications. Finally, the costs of heart transplants are reported to be up to US$250,000 for the first year.

          Artificial Heart Technology. Both total artificial hearts and VADs (each a form of mechanical circulatory support) have been used clinically and have been demonstrated to be viable treatments for end-stage heart failure. These devices have already saved thousands of lives during temporary use as a bridge to transplantation while the recipients await a heart transplant and recently have been used as a bridge-to-recovery therapy or as an alternative to transplantation. However, the devices currently on the market are designed for implantation in the abdomen, thorax or placement outside the body with connections to the heart, requiring perforation of the diaphragm and/or skin tissue. The external devices typically require at least two perforations of the protective skin and tissue, and connection to a console, which restricts patient mobility. Implantable devices typically require a percutaneous (that is "through-the-skin") lead for air, power and data transfer.

Advantages of VADs
------------------

VADs that are either externally placed or abdominally implanted have been demonstrated as being effective in supporting blood circulation in patients with a failing heart. More than 10,000 patients have been supported while awaiting transplant by pulsatile VADs that are in the market.

The following advantages of VADs over other treatments generally apply to VADs that are currently approved and in use, including Novacor LVAS. The Corporation expects that these advantages will also apply to its next generation VAD:

          Unlimited Supply. As a manufactured device, VADs are available as and when needed, including on an emergency basis, to treat end-stage heart failure patients.

          Potential Reduced Hospitalization. Unlike transplant patients, VAD patients go to surgery without waiting for a donor organ and in the case of implantable VADs are able to leave the hospital after a relatively short recovery period, thus potentially reducing health care costs.

          Potential Improved Patient Health. After VAD implantation, blood circulation is improved throughout the body and most patients experience improved levels of health. This has been shown in a number of clinical studies, including those for the Novacor LVAS.

          Potential Reduction in Medication Use. Unlike transplants, VADs typically do not cause rejection responses and, as a result, VAD patients typically do not need the administration of immuno-suppressive medication. Patients are accordingly not subject to the risks and costs associated with long-term administration of these medications. Unlike other treatment methods for heart failure, substantially less medication may be required, thereby potentially limiting the side effects that may be associated with these medications.

          Potential Natural Heart Recovery. Unlike total artificial heart systems, VADs leave the natural heart intact and assist it when it is unable to provide sufficient cardiac function to maintain life. VADs have, in some cases, permitted recovery of natural heart function to the point where the device was eventually removed.

Marketing, Training and Distribution Strategy

The Corporation's principal markets are currently North America and Europe. Revenue for each geographic market for 2003 was as follows:

--------------------------------------------------------------------------------
                                                       Revenue

                     -----------------------------------------------------------
                                      2003               2002            2001
--------------------------------------------------------------------------------

Canada                          $     343,808       $    941,259       158,974
United States                       5,784,667          5,421,570     5,463,618
Netherlands(1)                      2,608,900          3,434,218     3,463,912
Japan                                 754,688            967,426             -
Less: Edwards fee                           -           (657,542)     (833,880)
                              --------------------------------------------------
                                $   9,492,063       $ 10,106,931  $  8,252,624
                                =============       ============  ============
--------------------------------------------------------------------------------

     (1) Until December 2003, sales in Europe and Canada were made by the Corporation through its distributor Edwards.

During the year ended December 31, 2003, revenue included $3,599,959 (2002 -$5,343,040, 2001 - $3,622,102) resulting from sales to Edwards. There were no obligations owing to Edwards for the shortfall of the guaranteed gross margin on sales in 2003. Such obligations have been reflected as a reduction of revenue in prior years (2002 -$657,542, 2001 - $833,880).

With the acquisition of Novacor LVAS in June 2000, WorldHeart immediately gained access to many key medical centres involved in cardiac transplantation in North America, Europe and Japan. Novacor LVAS has been available for implant in approximately 100 centres in these geographic markets. Prior to December 31, 2003, outside the United States, Novacor LVAS was represented by Edwards. In December 2003, the Corporation assumed full sales and support responsibility for the Novacor LVAS worldwide with the exception of Japan. WorldHeart sells directly within the United States.

Additionally, the Oakland, California and European-based operations of the Novacor business have experienced clinical and technical personnel who support active implant centres and their leading clinicians.

Product improvements to the Novacor LVAS, which were introduced in Europe during 2002, have now been introduced to the United States and Canada. In addition, the Corporation's submission to the FDA to expand the bridge-to-transplant indication for the Novacor LVAS is expected to expand clinical interest in the product. The RELIANT Trial, the data from which is expected to support a PMA Supplement for the approval of the Novacor LVAS for destination therapy use, is discussed above in "Three Year History and Development of the Corporation". The Corporation's U.S. sales force has also been expanded in order to increase its sales in the United States.

Sources and Availability of Raw Materials

To date, the Corporation has not encountered any major difficulty in obtaining quality raw materials or quality subassemblies of raw materials. It is not anticipated that the prices of raw materials will be subject to volatility.

Intellectual Property

Sixteen U.S. patents have been granted for Novacor LVAS and its associated subsystems. A subset of these patents has also been filed and granted in the major European countries, in Canada and in Japan. A U.S. patent has been granted on a portion of the Novacor II LVAS technology, which is being integrated into the Corporation's next generation VAD.

To date, two patents have been granted for the Corporation's next generation VAD in the United States and a European patent has been granted covering the United Kingdom, France, Germany, Italy, Switzerland and Liechtenstein. Patents for the Corporation's next generation VAD have been applied for in Canada and in Japan. The Transcutaneous Energy Transfer (TET) technology incorporated in the Corporation's next generation VAD has been patented in the United States, Canada and the United Kingdom.

The Corporation generally enters into confidentiality or license agreements with its employees, consultants and vendors, and generally controls access to and distribution of information related to its technology and products, documentation and other proprietary information.

Product Liability Insurance

The Corporation maintains product liability insurance in the amount of US$10,000,000. The Corporation expects to complete a comprehensive risk analysis during 2004 and, if appropriate and available, will seek to increase product liability insurance.

Competition

Overview
--------

In addition to competing with other less-invasive therapies for heart failure, the Corporation's Novacor LVAS and next generation VAD will compete with existing VADs and VADs under development and sold by a number of existing and emerging companies. Competition from medical device companies and medical device subsidiaries of healthcare companies is intense and may increase. Many of the Corporation's competitors may have substantially greater financial, technical, manufacturing, distribution and marketing resources than the Corporation.

At present, only two companies in North America have developed implantable VADs approved for commercial sale: WorldHeart and Thoratec. Thoratec has two pulsatile left ventricular assist device models of its HeartMate(R) LVAS that have been approved in the United States for commercial sale. One is pneumatically driven (Heartmate IP LVAS), and the other is electrically driven (HeartMate(R)XVE LVAS). The HeartMate(R)XVE LVAS and Novacor LVAS have been approved for commercial sale for bridge-to-transplant indications in the United States and without restriction for use for heart-failure patients in Europe. Each of these VADs is implanted in the abdomen and has a percutaneous lead that combines the power wires and vent.

The HeartMate(R)XVE LVAS received approval for destination therapy in April 2003. On November 4, 2003, WorldHeart announced its intention to initiate the Pivotal Phase of the RELIANT Trial, with Novacor LVAS implants in that Trial reimbursed by the CMS as a Category B device. On the same date the Corporation announced that it had amended its PMA Supplement, which was subsequently accepted for review by the FDA on November 22, 2002. The amended PMA Supplement focuses the request to expanding the number of potential patients eligible to receive Novacor LVAS as a bridge to transplantation. The PMA Supplement for expanded bridge to transplantation eligibility was referred by the FDA to its Circulatory System Devices Advisory Panel on April 27, 2004.

Other companies, such as Abiomed, Inc. ("Abiomed") and Thoratec both have VADs that are designed for temporary use but are not implanted in the body. Their pumping/power console is external and attached to the natural heart via connecting tubes running through the recipient's skin and tissue. Abiomed's VAD is approved by the FDA for in-hospital use only. In 2001, Thoratec received approval from the FDA for a portable console driver for its VAD that can enable recipients to leave the hospital.

To date the only VADs that have been approved in the United States for commercial sale are not totally implantable or remotely powered, monitored and controlled, and, with the exception of the Novacor LVAS and HeartMate(R)XVE LVAS, are primarily for acute (short-term) use or for bridge-to-transplant applications.

In Europe and certain other countries outside North America, Berlin Heart Institute and Medos Medizentechnik AG provide extracorporeal VADs comparable to those manufactured and distributed by Thoratec.

Future Competition
------------------

The Corporation believes that the only fully implantable, pulsatile VADs under development are the Arrow LionHeart(TM) VAD and the Corporation's next generation VAD. There are a large number of non-pulsatile VADs in varying stages of development. One such device, which has been undergoing U.S. clinical trials as a bridge to transplantation and which is approved for use in Europe, is the MicroMed DeBakey(R) VAD being developed by MicroMed International, Inc. This device provides non-pulsatile left ventricular assist via a small rotary pump that is implanted in the abdomen and is powered via wires that perforate the skin, connected to an external controller and rechargeable battery pack.

Pulsatile Versus Non-Pulsatile VADs

Currently, most heart assist devices intended for chronic use are pulsatile, mimicking the natural heart's pumping action. Non-pulsatile, or continuous blood flow VADs, are under development and have been tested in animals and in human trials as a bridge-to-transplant or recovery; however, at the present time, the scientific community has varying opinions as to whether or not they will be viable for long-term implantation in humans. Continuous flow VADs are expected to be smaller, less complex and valveless, have lower energy needs and potentially less costly. There is a lack of long-term clinical data on non-pulsatile pump reliability and on human physiological, immunological and haematological responses, including the determination of the human body's requirement for a pulsatile blood flow for long-term health. The Corporation has opted to pursue pulsatile VADs that have proven successful in extending life, and to make its pulsatile devices smaller, longer lasting and less costly.

Regulatory Matters

Overview

Most countries, including the United States, Canada and countries in the European Union, require regulatory approval prior to the commercial distribution of medical devices. In particular, implantable medical devices generally are subject to rigorous clinical testing as a condition of approval by the FDA and by similar authorities in Canada, in Europe and in other countries. The approval process for the Corporation's next generation VAD will be expensive and time consuming.

United States Regulation

In the United States, the FDA regulates the manufacture, distribution and promotion of medical devices pursuant to the United States Federal Food, Drug and Cosmetic Act ("FDC Act") and the regulations promulgated thereunder. The Corporation's Novacor LVAS and the Corporation's next generation VAD devices are regulated as Class III medical devices. Human clinical trials are conducted pursuant to an IDE, the results of which must demonstrate, to the satisfaction of the FDA, the safety and efficacy of the system.

Before commercial distribution of devices such as Novacor LVAS and the Corporation's next generation VAD are permitted in the United States, a PMA must be approved by the FDA.

In addition, any medical device distributed in the United States is subject to pervasive and continuing regulation by the FDA. Products must be manufactured in registered establishments and must be manufactured in accordance with the Quality System Regulation. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. Failure to comply with these requirements could result in enforcement action, including seizure, injunction, prosecution, civil penalties, recall and suspension of FDA approval.

Canadian Regulation
-------------------

The sale and advertising of medical devices in Canada are governed by the Food and Drugs Act (Canada) through the Medical Devices Regulations, administered by the Medical Devices Bureau of Health Canada ("MDB"). The current Medical Devices Regulations are undergoing revisions that may align the Canadian regulatory process with those of Canada's international trading partners. The Corporation believes that international harmonization of the regulatory process will be more likely to accelerate than slow the approval process as it relates to the Corporation's next generation VAD.

The Corporation's next generation VAD is expected to be classified as a Class IV medical device under the Medical Devices Regulations, requiring the Corporation to apply for authorization from the MDB to conduct investigational testing on human subjects in Canada. At the conclusion of the human clinical trials, the Corporation will apply for a medical device license that will allow for general marketing of the device.

Regulatory Requirements in Other Countries
------------------------------------------

It is also the Corporation's intention to market its next generation VAD in European and other countries. The Corporation will, therefore, be required to meet the applicable medical devices standards in each such country or region. Although harmonization has been under negotiation for some time among various countries, the approval process varies from country to country and approval in one country does not necessarily result in approval in another.

The Corporation intends to apply for various applicable certifications under the International Standards Organization ("ISO"), a worldwide federation of national bodies, founded in Geneva, Switzerland in 1946. ISO has over 92 member countries, including the United States and Canada. ISO standards are integrated requirements which, when implemented, form the foundation and framework for an effective quality management system. These standards were developed and published by the ISO. ISO certification is widely regarded as essential to enter Western European markets. All companies are required to obtain ISO certification and the "CE" mark in order to market medical devices in Europe. ISO 13485 certification is the most stringent standard in the ISO series and covers design, production, installation and servicing of products. The Corporation received ISO 13485 certification in 2003. WorldHeart has received "CE" mark certification for Novacor LVAS, an international symbol of quality and compliance, with applicable European medical device directives.

Other Regulatory Requirements
-----------------------------

The Corporation is also subject to various Canadian and/or United States federal, provincial, state and local laws and regulations relating to such matters as safe working conditions, laboratory and manufacturing practices and the use, handling and disposal of hazardous or potentially hazardous substances used in connection with the Corporation's research and development work. The manufacture of biomaterials will be subject to compliance with various federal environmental regulations and/or those of various provincial, state and local agencies. Although the Corporation believes that it is in compliance with these laws and regulations in all material respects, there can be no assurance that the Corporation will not be required to incur significant cost to comply with environmental and health and safety regulations in the future.

Employees

At May 10, 2004, the Corporation employed 136 full-time staff and consultants. Of these employees, 31 were employed in Ottawa, Ontario, Canada, 97 in Oakland, California, USA and eight in Europe, based in the office in Heesch, Netherlands. Approximately 67% of the employees are involved with research, development, manufacturing, quality, and clinical affairs, 15% were in sales and clinical support, and 18% were in finance, administration, and regulatory affairs. In January 2004, the Corporation assumed the sale and sales support employees in the Netherlands' office who previously were employed by Edwards.

The Corporation currently maintains compensation, benefits, equity participation and work environment policies intended to assist in attracting and retaining qualified personnel.

The Corporation believes that the success of its business will depend, to a significant extent, on its ability to attract and retain such personnel. The Corporation has access to highly-skilled labour pools in both Ottawa and Oakland where there are well-developed technology industries.

None of the Corporation's employees is subject to a collective bargaining agreement nor has the Corporation experienced any work stoppages. The Corporation believes that its relations with its employees are good.

Facilities

The head office of the Corporation is located in Ottawa, Ontario, Canada. The facilities comprise 22,755 square feet of manufacturing and office space with a lease that expires on April 30, 2007. The Corporation also has a location in Oakland, California, USA with two buildings and approximately 40,000 square feet of manufacturing and office space. This space was obtained by the Corporation as part of the Novacor acquisition and continues to be the sole manufacturing facility for the Novacor LVAS. The Oakland lease expires on April 30, 2007. The Corporation's office in the Netherlands is currently provided under short term arrangements with Edwards.

The Corporation currently has excess capacity for manufacturing purposes in Ottawa. The Corporation is not aware of any environmental issues that may affect the use of its properties.


                        Directors and Executive Officers

Directors

The Corporation has five directors, C. Ian Ross (Chair), Roderick M. Bryden, John F. Carlson, William C. Garriock and Robert J. Majteles. Information with respect to each director, his principal occupation for the five preceding years, percentage of securities of the Corporation owned by each director and the committees of the Board of Directors on which each director is a member, is included under the headings "Election of Directors" and "Compensation of Directors" in the Information Circular, incorporated herein by reference.

Audit Committee

The Audit Committee is comprised of three directors, John F. Carlson (Chair), C. Ian Ross and William C. Garriock, each of whom has been determined by the Board of Directors of the Corporation to be independent and financially literate as those terms are defined in Multilateral Instrument 52-110 - Audit Committees. Additional information regarding the composition of the Audit Committee and the qualifications, education and experience of the members of the Audit Committee are included under the headings "Election of Directors" and "Corporate Governance" in the Information Circular, incorporated herein by reference. A copy of the Corporation's amended and restated audit committee charter is attached as Exhibit 99.5 to the Form 40-F filed herewith.

The Board of Directors of the Corporation has determined, in accordance with regulatory guidelines, that John F. Carlson, a member of the Board of Directors and Chair of the Audit Committee, qualifies as a "Financial Expert" as defined by the Sarbanes-Oxley Act of 2002 (United States). The Board of Directors has also determined that Mr. Carlson is an "independent director" as defined in NASD Rule 4200(a)(14).


Executive Officers

Name                                   Position with the Corporation and                Number of common
                                 Principal Occupation for the last five years          shares and options held
----------------------------------------------------------------------------------------------------------------

Roderick M. Bryden              President and Chief Executive Officer of the           393,532 shares
Ottawa, Ontario                 Corporation since January 2000; Chairman and Chief     461,422 options
Canada                          Executive Officer of the Corporation from 1996 to
                                January 2000.

                                Chairman and Governor and majority owner of the National Hockey League's Ottawa Senators Hockey
                                Club Corporation from 1994 to 2003.

                                Chairman of Palladium Corporation, a company which owned the Corel Centre, a multi-purpose sports and entertainment facility in Ottawa, Ontario, Canada from 1994 to 2003.

D. Mark Goudie                  Chief Financial Officer and Vice President, Finance    39,820 options
Ottawa, Ontario,                of the Corporation since October, 2003; Director of
Canada                          Finance of the Corporation from April 2002 to
                                October 2003.

                                Chief Financial Officer, Rebel.com Inc., a computer
                                hardware company, from April 2000 to April 2001

                                Vice President Finance, Ottawa Senators Hockey
                                Club Corporation and Palladium Corporation from
                                June 1996 to April 2002 and Chief Financial
                                Officer from January 1998 to April 2002.

Jal S. Jassawalla               Senior Vice President, Research and Development of     107,101 options
Orinda, California,             the Corporation since June 2000.
USA

                                Vice President of Research and Development, Novacor
                                Division, Baxter Healthcare Corporation,  from 1998
                                to June 2000.

Douglas Hillier(1)              Senior Vice President, Marketing since July 2000 of    22,391 options
San Francisco, California       the Corporation.
USA

                                President, Novacor Division, Baxter Healthcare
                                Corporation from April 1999 to June 2000.

Robert Griffin                  Vice President, Manufacturing of the Corporation       47,307 options
Toronto, Ontario                since November 2000.
Canada

                                Vice President, Manufacturing, Visible Genetics
                                Inc., a bio-technology company, from April 1998 to November 2000.


Name                                   Position with the Corporation and                Number of common
                                 Principal Occupation for the last five years          shares and options held
----------------------------------------------------------------------------------------------------------------


Daniela Kennedy                 Vice President, Corporate Services of the              38,552 options
Ottawa, Ontario                 Corporation since February 1998.
Canada
                                Vice President, Corporate Information Systems,
                                SHL Systemhouse, a computer systems integration
                                company, from May 1996 to February 1998.
----------------------------------------------------------------------------------------------------------------
         (1) Mr. Hillier left the Corporation in March 2003.


The directors and executive officers as a group beneficially owned, directly or indirectly, 394,032 common shares of the Corporation (representing approximately 2.6% of the issued and outstanding common shares of the Corporation) as of May 10, 2004.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Reference is made to the information contained in the Information Circular under the heading "Election of Directors" with respect to bankruptcies of companies in which Mr. Bryden, the President and CEO of the Corporation, and Mr. Garriock, a director of the Corporation, have been involved.

From April 2000 to April 2001, Mr. Goudie served as Chief Financial Officer of Rebel.com Inc. In July 2001, Rebel.com Inc. was placed in receivership and in November 2001 an order was made to declare it bankrupt. From June 1996 until April 2002, Mr. Goudie served as Vice President Finance of the Ottawa Senators Hockey Club Corporation ("OSHC Corporation") and Palladium Corporation, and was Chief Financial Officer of both companies from January 1998 to April 2002. During 2003, OSHC Corporation was declared to be a debtor company to which the Companies Creditors Arrangements Act (Canada) applied. During 2003, an interim receiver was appointed for Palladium Corporation pursuant to the Bankruptcy and Insolvency Act (Canada).


                                 Code of Conduct

All employees, officers (including the principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions) and directors of WorldHeart are subject to and are required to annually confirm adherence to the Corporation's Code of Conduct, which can be found at the Corporation's website www.worldheart.com. Any waiver or amendments to this Code of Conduct to the Corporation's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions will be disclosed on a timely basis on the Corporation's website.


                                    Dividends

The Corporation has not paid any dividends on its common shares to date. The Corporation's policy at the present time is to retain earnings to finance the growth and development of the business. The payment of dividends in the future will depend on the earnings and financial condition of WorldHeart and on such other factors as the Board of Directors of the Corporation may consider appropriate.


                                Capital Structure

General Description

The authorized share capital of WorldHeart consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of May 10, 2004, there were 15,273,689 common shares and no preferred shares outstanding.

Common Shares

The common shares entitle the holders thereof to one vote at meetings of the shareholders of WorldHeart, except meetings at which only the holders of another class or series of shares are entitled to vote and, subject to the prior rights of holders of any preferred shares, to receive any dividends declared by the board of directors and to receive the property of WorldHeart upon liquidation, dissolution or winding up. All outstanding common shares are fully paid and non-assessable.

On December 1, 2003, WorldHeart filed Articles of Amendment to effect a share consolidation on the basis of one post-consolidation common share for each seven pre-consolidation common shares. The common shares commenced trading on the Toronto Stock Exchange and on the Over-The-Counter-Bulletin-Board ("OTCBB") trading system maintained by the National Association of Securities Dealers on a post-consolidated basis on December 4, 2003.

Preferred Shares

The board of directors has the authority to issue an unlimited number of preferred shares, issuable in series, and to determine prior to any such issuance the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. Preferred shares may, at the discretion of the board of directors, be entitled to preference over the common shares and any other shares ranking junior to the preferred shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up. If any cumulative dividends or amounts payable on return of capital are not paid in full, preferred shares of all issued series would participate rateably in accordance with the amounts that would be payable on such shares if all such dividends were declared and paid in full or the sums which would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be. A first series of 1,374,570 preferred shares has been designated as Cumulative Redeemable Convertible Preferred Shares, Series A (the "Series A Shares").

On November 26, 2003, WorldHeart filed Articles of Amendment amending the rights and privileges of the Series A Shares, and on November 27, 2003, Edwards Lifesciences (U.S.) Inc. converted 1,374,570 Series A Shares of WorldHeart, being all the Series A Shares issued and outstanding, into 500,000 common shares of the Corporation and warrants to acquire 1,000,000 common shares of the Corporation at an exercise price of $8.05 per share, expiring November 27, 2008.

                            Market for Common Shares

The common shares of World Heart Corporation are listed on the Toronto Stock Exchange under the ticker symbol "WHT" and on the NASDAQ National Market Exchange under the ticker symbol "WHRT". During 2003, and until March 17, 2004, the Corporation's common shares traded on the OCTBB market, under the symbol "WHRTF" until December 1, 2003 and, thereafter, under the symbol "WHTOF".

Trading Price and Volume
------------------------

The trading range and monthly volume for the Corporation's common shares traded on the Toronto Stock Exchange for the periods indicated below were:

       ----------------------------------------------------------------------------------------

                                                    High            Low             Volume
       2003 (1)
       January                                      $18.90          $  8.47          1,397,639
       February                                     $16.73          $ 11.34            327,682
       March                                        $13.93          $  9.80            173,291
       April                                        $12.04          $  9.31            131,759
       May                                          $11.20          $  8.40            211,782
       June                                         $ 9.80          $  8.40            192,213
       July                                         $ 8.75          $  6.79            158,853
       August                                       $ 9.17          $  7.14            141,373
       September                                    $12.74          $  7.14            732,602
       October                                      $12.53          $  8.54            568,905
       November                                     $10.43          $  8.05            272,631
       December                                     $11.27          $  9.50            372,549

       2004
       January                                      $10.20          $  9.00            361,200
       February                                     $ 9.74          $  8.40            860,700
       March                                        $11.40          $  8.90            750,700
       April                                        $10.85          $  8.17            800,700
       ----------------------------------------------------------------------------------------
          (1)  Trading ranges are adjusted from January 2003 to December 4, 2003 to reflect the Corporation's share consolidation on a one
               post-consolidation common share for seven pre-consolidation common shares basis.

Prior Sales
-----------

On November 26, 2003, WorldHeart filed Articles of Amendment amending the rights and privileges of the Series A Shares, and on November 27, 2003 Edwards Lifesciences (U.S.) Inc. converted 1,374,570 Series A Shares of WorldHeart, being all the Series A Shares issued and outstanding, into 500,000 common shares of the Corporation and warrants to acquire 1,000,000 common shares of the Corporation at an exercise price of $8.05 per share expiring November 27, 2008.

Reference is made to the Audited Financial Statements (Note 9) incorporated herein by reference for additional information regarding the conversion of the Series A Shares.

                          Transfer Agent and Registrar

The transfer agent and registrar for the common shares of WorldHeart is CIBC Mellon Trust Company, Toronto, Ontario and the co-transfer agent and registrar is Chase Mellon Shareholder Services LLC, New York, New York.


                                Legal Proceedings

To the best of the Corporation's knowledge, there are currently no legal proceedings underway that would be expected to have a material impact on the Corporation's financial position or profitability.


                              Interests of Experts

The financial statements of WorldHeart as of December 31, 2003 and December 31, 2002, and the consolidated statements of loss, shareholders' equity (deficiency) and cash flows for the years ended December 31, 2003, December 31, 2002 and December 31, 2001, have been incorporated herein by reference in reliance upon the report of the Corporation's independent auditors, PricewaterhouseCoopers LLP, as indicated in their reports with respect thereto, and included herein in reliance on the authority of that firm as experts in accounting and auditing in giving those reports.



                     Principal Accountant Fees and Services

For the years ended December 31, 2003 and 2002, the fees paid by WorldHeart for audit work and other services performed by PricewaterhouseCoopers LLP were as follows:

                                           Year ended December 31,
                                              2003            2002
                                              ----            ----
Audit Services                             $214,000(1)     $199,800
Audit-Related Services                            -               -
Tax Services                               $ 60,000       $  66,800
Other Services                                    -               -
                                           --------        --------
Totals                                     $274,000        $266,600

(1) Included in the Audit Service Fees are fees of $35,000 related to consultations and review of documents related to capital transactions for the Corporation.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for (i) the audit of the annual consolidated financial statements including the services provided in connection with statutory and regulatory filings, (ii) reviews of the unaudited interim financial statements, and (iii) consultations related to capital transactions, including comfort letters, consents and assistance with and review of documents filed with securities regulatory authorities.

Audit-Related Fees

No audit-related fees were paid.

Tax Fees

Tax fees are for all services performed by the auditor's tax personnel excluding audit and audit- related fees and include tax compliance, tax planning and tax advice.

Other Fees

No other fees were paid.

Pursuant to the Corporation's amended and restated audit committee charter adopted by the Board of Directors on December 16, 2003, attached hereto as Exhibit A, the audit committee approves in advance all auditing services of the external auditors and related fees and terms and all non-audit service mandates including related fees and terms, to the extent permitted by applicable laws, regulations and policies. The audit committee may delegate to one or more members of the audit committee the authority to pre-approve non-audit services to be provided by the external auditors provided that any such approvals made by the designated individuals will be reported to the full audit committee at its next scheduled meeting. In the last two fiscal years, non-audit services were not pre-approved by the audit committee.


                               Material Contracts

Edwards Lifesciences LLC

On May 24, 2000, WorldHeart, Edwards, Novacor and World Heart Inc. entered into a contribution agreement pursuant to which WorldHeart acquired the assets and liabilities of Novacor from Edwards through World Heart Inc. On May 24, 2000, WorldHeart and Edwards also entered into an exchange agreement pursuant to which Edwards received the right for one year following the second anniversary of the issuance to it of 4,981,128 Series A cumulative participating preferred shares of World Heart Inc. to require WorldHeart to exchange those shares for an equal number of WorldHeart common shares. On May 8, 2002, WorldHeart and Edwards amended the exchange agreement and the contribution agreement to extend the period of time within which Edwards could require the exchange of shares to two years and to extend the commencement date of the exchange window by one year. As consideration for the extension of this period, Edwards agreed that the dividend payable on its preferred shares would be decreased by one percent effective July 1, 2002. On September 22, 2003, WorldHeart and Edwards amended the exchange agreement to shorten the commencement date of the exchange window by one year and Edwards exchanged the 4,981,128 Series A cumulative participating preferred shares of World Heart Inc. for 711,589 common shares of WorldHeart.

On June 30, 2000, the Corporation entered into a distribution agreement with Edwards whereby Edwards would be the sole distributor, except in the United States, of the Corporation's heart assist products for a period of five years commencing July 1, 2000. As a result of the distribution agreement, WorldHeart was obligated to pay Edwards a minimum annual fee of US$2 million less the actual gross margin for the duration of the agreement. On June 30, 2000, the Corporation also entered into a supply agreement with Edwards whereby Edwards would be the sole supplier of certain components of the Corporation's heart assist products for a period of five years. On

December 31, 2003, WorldHeart amended its distribution agreement with Edwards. Since WorldHeart's acquisition of Novacor in 2000, Edwards has been responsible for worldwide distribution of the Novacor LVAS and associated hardware with the exception of the United States where WorldHeart sells directly. In an effort to have greater control over its sales, distribution and customer support, WorldHeart entered into the amendment to its distribution agreement to take direct responsibility for worldwide distribution of the Novacor LVAS and related products worldwide with the exception of Japan, where Edwards will continue to be the exclusive distributor for WorldHeart. In conjunction with this arrangement, WorldHeart and Edwards entered into a transition services agreement on December 31, 2003, under which for a period of three months, Edwards will assist WorldHeart until WorldHeart's European operations are fully functional. WorldHeart also entered into an interim distribution agreement with a Netherlands company, its interim European distributor, which commenced on December 31, 2003 and terminates on June 30, 2004. Under the agreement, the distributor agreed to provide WorldHeart with distribution capabilities in Europe until WorldHeart's European distribution infrastructure is in place and operational. In order to allow the distributor to service the European market without interruption, the distributor purchased all of Edwards' Novacor LVAS and related equipment inventory and other related assets as at December 31, 2003. Under the terms of the purchase, these assets could only be used by the distributor in support of World Heart's business, and the inventory could only be resold to customers of WorldHeart, on WorldHeart-negotiated terms. WorldHeart was required to purchase any such assets and unsold inventory that were acquired from Edwards by the distributor upon request from the distributor. In January and April 2004 WorldHeart acquired all such inventory and other assets at the distributor's cost of approximately US$2.5 million. Following this purchase, WorldHeart is servicing the European market directly, and all obligations between WorldHeart and the distributor in connection with these agreements have been satisfied.

On June 30, 2000, the Corporation issued 1,374,570 Series A Shares to Edwards Lifesciences (U.S.) Inc. for US$20.0 million that were convertible at Edward's option after June 30, 2006 into 196,367 common shares (representing a per share conversion price of US $101.85), plus additional common shares for the accumulated but unpaid dividends to the date of conversion, without payment of additional consideration. These preferred shares were non-voting. Edwards could nominate one director of WorldHeart pursuant to a shareholders agreement. These shares were callable for cash at the face amount plus accumulated but unpaid dividends at the Corporation's option at any time up to June 30, 2007, at which time they were required to be redeemed for the face amount of US$20.0 million plus accumulated dividends. Dividends accumulated at 5% per year for the first three years and 10% per year for years four through seven.

On September 10, 2000, the Corporation entered into the Novacor Liquidating Trust Buyout Agreement which provided WorldHeart with a right to repurchase, upon the payment of US$1,500,000, the Novacor Liquidating Trust's entitlement to royalties on revenues generated from the sale of Novacor LVAS and equipment. On September 22, 2003, the Corporation exercised its repurchase right.

On September 22, 2003, the Corporation entered into a Conversion Agreement with Edwards Lifesciences (U.S.) Inc. which provided that, subject to shareholder approval, WorldHeart would acquire for cancellation the 1,374,570 Series A Shares of WorldHeart held by Edwards Lifesciences (U.S.) Inc. by issuing to Edwards Lifesciences (U.S.) Inc. upon the conversion of those shares, 500,000 common shares of WorldHeart and 1,000,000 warrants, each exercisable for one common share of WorldHeart. On November 25, 2003, WorldHeart's shareholders approved an amendment to the Articles of Incorporation of WorldHeart to permit the conversion of the 1,374,570 Series A Shares of WorldHeart into 500,000 common shares and warrants to acquire 1,000,000 common shares at an exercise price of $8.05 per share, expiring November 27, 2008. On November 26, 2003, WorldHeart filed Articles of Amendment to amend the terms of the Series A Shares and on November 27, 2003 Edwards Lifesciences (U.S.) Inc. converted its 1,374,570 Series A shares into 500,000 common shares and warrants to acquire 1,000,000 common shares.

Technology Partnerships Canada

In November 2001, WorldHeart was approved for a grant from Technology Partnerships Canada (TPC) pursuant to a TPC agreement with the Industry Canada. The amount to be received pursuant to this grant was equal to the lesser of $9.98 million or 31.1% of eligible costs incurred by the Corporation in connection with the prototype development and clinical trials of HeartSaverVAD. These costs are subject to review and acceptance by Industry Canada. WorldHeart was required to pay TPC a royalty equal to 1% of gross revenues from the first version of HeartSaver for a period of six years from commencement of commercial sales. If by the end of this period cumulative royalties had not reached $19.7 million, the royalty period would continue for a further four years or until cumulative royalties were $19.7 million, whichever came first. As part of the agreement, TPC received warrants for 92,857 common shares of WorldHeart, exercisable until December 2006 at an exercise price of $46.27 per share. On May 21, 2003, the agreement was amended in order to allow changes in the HeartSaverVAD development program to be considered eligible costs. TPC's royalty was also amended to .65% of consolidated gross business revenues for a period commencing in January 2004 and ending in January 2012. In the event that cumulative royalty payments have not reached $26.4 million by this date, the royalty period will continue for a further three years or until the cumulative royalties reach $26.4 million, whichever occurs first.

Special Warrant Transaction

On December 19, 2001, pursuant to a private placement, the Corporation issued 3,027,000 special warrants for net proceeds of $14,886,649 after deducting expenses of the private placement of $1,761,851. Each special warrant was convertible without additional consideration into one pre-consolidation common share of WorldHeart and one warrant to purchase one pre-consolidation common share, resulting in the issuance of 432,428 post-consolidated common shares and 432,428 post-consolidated warrants. Each warrant was exercisable for one common share at a price of $42.07 per share until January 24, 2004. In connection with the private placement of the special warrants, on December 19, 2001, the Corporation entered into an underwriting agreement with Yorkton Securities Inc. and First Associates Investments Inc., as agents. WorldHeart granted the agents 157,490 warrants to acquire an aggregate of 157,490 underwriters' compensation options. On a post-consolidation basis, seven such options entitle the holder to acquire one common share of WorldHeart, for a total of 22,498 common shares, and one underwriters' underlying warrant, for a total of 22,498 underlying warrants at an exercise price of $42.35 per share. The underwriters' compensation options are exercisable for a four-year period ending December 19, 2005. Each underwriters' underlying warrant entitles the holder to acquire one common share at an exercise price of $42.07 per share until December 19, 2003.

In connection with the December 19, 2001 private placement, on January 17, 2002, the Corporation filed a final short-form prospectus with Canadian securities regulatory authorities to qualify the 432,428 common shares and 432,428 warrants issuable upon the exercise of the special warrants and 22,498 underwriters' compensation options issuable upon the exercise of the underwriters' warrants. All of the special warrants were deemed to have been exercised by the holders on January 24, 2002.

New Generation Biotech (Equity) Fund Inc.

On December 19, 2001, WorldHeart incorporated 2007262 Ontario Inc. ("2007262") to carry out specified research and development related to the HeartSaver Implanted Controller, the HeartSaver External Controller and all the software developed to control, monitor and power the HeartSaver VAD. WorldHeart and New Generation Biotech (Equity) Fund Inc. ("NewGen"), an Ontario labour-sponsored venture capital corporation, subscribed for an equal number of common shares of 2007262. Additionally, NewGen subscribed for 637,000 Series 1 preferred shares (Series 1 Shares) of 2007262 for net proceeds of $3,420,016 after deducting expenses of the placement of $83,484. WorldHeart sold to 2007262 certain technology in exchange for 100,000 Series 2 preferred shares ("Series 2 Shares") of 2007262 and a promissory note in the amount of $2,000,000.

On January 31, 2003 and pursuant to the terms of the agreements entered into on December 19, 2001, upon receipt by 2007262 of a retraction notice from NewGen, the Corporation exercised its right to purchase the Series 1 preferred shares from NewGen in exchange for 91,000 common shares of WorldHeart and 91,000 warrants. Each warrant was exercisable into one common share of WorldHeart at a price of $42.07 at any time up to January 24, 2004. These warrants expired unexercised in January 2004. WorldHeart currently holds 100 common shares, all the Series 1 Shares and all the Series 2 Shares of 2007262 issued and outstanding. NewGen currently holds 100 common shares of 2007262.

Non-revolving Term Credit Agreement

On December 18, 2002, WorldHeart entered into a $2,000,000 non-revolving term credit agreement. The loan had a maturity of June 18, 2003 and an interest rate of 2% per month. The loan was collateralized by a general security agreement granting a security interest in all the assets of the Corporation. The Corporation issued 28,571 warrants to the lender, each warrant being exercisable for one common share of WorldHeart at a price of $9.10 per share, until December 18, 2007. This loan was repaid in full on January 28, 2003 and the security was discharged.

Private Placement of Units

In separate transactions on January 3, 2003 and January 8, 2003, the Corporation completed private placements totaling 2,343,750 units at a price of $1.28 per unit for gross proceeds of $3,000,000 (issue costs were $384,728). Each unit comprises one pre-consolidation common share and one warrant to purchase a pre-consolidation common share, for a total of 334,821 post-consolidation common shares and 334,821 post-consolidation warrants. Each warrant is exercisable into one common share at an exercise price of $11.20 per share for a period of five years. In association with the transaction the Corporation also granted 33,482 broker warrants to the placement agent. Each broker warrant is exercisable at a price of $11.20 per share into one common share and one compensation warrant at any time prior to December 31, 2004. Each compensation warrant is exercisable into one common share of WorldHeart at a price of $11.20 per common share at any time prior to December 31, 2007.

Senior Loan Agreement

On January 28, 2003, WorldHeart entered into a senior loan agreement for loans totaling $7,000,000, a subordinated loan agreement for loans totaling $3,000,000 and also entered into an intercreditor agreement with the lenders of the senior and subordinated loans. The loans were originally scheduled to mature on July 31, 2003 with an interest rate of 18% per annum, payable monthly in arrears. The loans were to be repaid in full on the earlier of the maturity date or the completion of a replacement financing. The maturity date of these loans were extended from July 31, 2003 to August 15, 2003 and then further extended to September 23, 2003. The loans were repaid on September 23, 2003. The Corporation paid the lenders a fee equal to 4% of the amount of the loan and issued to them a total of 428,571 warrants, with each warrant exercisable into one common share of WorldHeart for a period of five years at a price of $11.20 per share. As collateral for the loans, the Corporation entered into general security agreements granting a security interest in the assets of the Corporation. Upon repayment of the loans, the security was discharged.

Issuance of Warrants

On April 2, 2003, the Corporation issued 142,857 common shares, at a price of $11.20 per share for gross proceeds of $1,600,000 pursuant to the exercise of previously issued warrants with an expiry date of January 2, 2008. As compensation for the early exercise of the warrants an additional 251,428 warrants were issued. These warrants are exercisable into common shares of WorldHeart at $11.20 per share until April 2, 2008.

Note Purchase Facility Agreement

On July 23, 2003, WorldHeart entered into a note purchase facility agreement with Export Development Canada to assist WorldHeart in its export marketing activities by permitting customers outside of Canada to pay for purchases by issuing a non-interest bearing note payable at an agreed future date, with Export Development Canada purchasing the note from WorldHeart without recourse to WorldHeart. The facility is for a maximum of US$4,000,000 and will carry an interest rate, payable by WorldHeart, as set for each note purchase by Export Development Canada, payable semi-annually in arrears.

Senior Subordinated Convertible Debentures

On July 30, 2003, the Corporation issued senior subordinated convertible debentures in the principal amount of $1,200,000, guaranteed by World Heart Inc. The debentures had a maturity date of October 29, 2003 and were convertible at the holder's option into common shares of WorldHeart for $7.00 per share. The debentures were callable by WorldHeart at any time after September 15, 2003, upon payment of the outstanding principal amount plus accrued interest, subject to the prior right of the holders to convert. The debentures had an interest rate of 14% per annum. In connection with the sale, the Corporation issued warrants to purchase an aggregate of 171,428 common shares at an exercise price of $8.40 per share for a period of three years. As security for the debentures, the Corporation entered into a general security agreement granting a security interest in all of the Corporation's assets. The debentures were repaid in full on September 23, 2003 and the security was discharged.

Bridge Loan Agreement

On September 4, 2003, the Corporation entered into a bridge loan agreement for a loan of $1,000,000. The loan bore interest at a rate of 14% per annum payable monthly in arrears and was repayable, in full, at the earlier of the completion of a financing event and October 22, 2003. The loan also carried a fee of 4% of the loan amount, payable at the time of repayment. In connection with the loan the Corporation issued an aggregate of 118,571 warrants, with each warrant exercisable into one common share of WorldHeart at a price of $8.40 per share, exercisable until October 16, 2006. This loan was repaid in full on September 23, 2003.

Private Placement of Units

On September 23, 2003, the Corporation completed a private placement, through agents, in Canada and the United States of 74,699,458 units at a price of $0.85 per unit for gross proceeds of $63,164,608 (issue costs were $6,128,027). Each unit comprised one pre-consolidation common share and one warrant to purchase a pre-consolidation common share of WorldHeart, representing a total of 10,671,351 post-consolidated common shares, and 10,671,351 post-consolidated warrants. Each warrant is exercisable into one common share at an exercise price of $8.05 per share (subject to adjustment as provided by the terms of the warrant and warrant indenture) until September 22, 2008. In connection with the transaction, the Corporation also granted 1,004,336 agents' warrants to the agents. Each agent's warrant is exercisable at a price of $8.05 per share into one common share for a period of five years.

As part of the private placement, WorldHeart entered into a registration rights agreement with the purchasers of units in the United States in which the Corporation agreed to register the common shares and the common shares underlying the warrants held by them. On October 22, 2003, the Corporation filed a registration statement on Form F-3 (File No. 333-109876) with the United States Securities and Exchange Commission, which was declared effective on October 30, 2003. WorldHeart also agreed to use commercially reasonable efforts to cause that registration statement to remain continuously effective until the earlier of (i) such date as all of the securities that can be sold under the prospectus which forms a part of that registration statement by the selling securityholders have been sold, and (ii) such time as the securities covered by the prospectus which forms a part of that registration statement are no longer subject to restrictions on resale as provided in Rule 144(k) under the United States Securities Act of 1933.

The Corporation agreed, in the purchase agreement with the United States purchasers of units, that the Corporation would prepare and submit to NASDAQ an application to list its common shares on the NASDAQ SmallCap Market. On March 18, 2004 the Corporation's shares began trading on the NASDAQ National Market under the symbol WHRT in satisfaction of this commitment.

The Corporation also entered into a warrant indenture with CIBC Mellon Trust Company, as warrant agent, which sets forth the terms and conditions of the warrants issued to the purchasers of units in Canada and the United States and an agency agreement with the Canadian agent, Research Capital Corporation, which set forth certain representations and warranties and terms and conditions with respect to the issue of units to purchasers in Canada.

On December 23, 2003, the Corporation filed a second registration statement on Form F-3 (File No. 333-111512) with the United States Securities and Exchange Commission and Amendment No. 1 on Form F-3 on January 22, 2004. It was declared effective on February 4, 2004, pursuant to which WorldHeart registered the common shares and common shares underlying the warrants held by certain Canadian purchasers who purchased units as part of the private placement and certain shares held by Edwards and Edwards Lifesciences (U.S.) Inc.



                                  Risk Factors

The following risk factors should be considered in conjunction with the other information included in this AIF and in the documents incorporated by reference in and forming part of this AIF.

The following risks may affect the Corporation:

Substantial Losses  and Limited Revenues Earned Since Incorporation

Since 1996, the Corporation has invested more than $200 million in internally developed and acquired technologies. These form the basis for the business of the Corporation today. Research and development expenses have been reduced to less than US$5 million per year for 2004 and are expected to be increased in relation to growth in revenues in the future. Overall expense levels have been reduced during the past two years, while marketing and sales expenses have increased.

The Corporation generated revenues of $9,492,063 from commercial sales of the Novacor LVAS for the year ended December 31, 2003 ($10,106,931 for the year ended December 31, 2002). The Corporation believes that it will be able to generate increased revenues and achieve profitability on the basis of the current product and regulatory approvals that have been granted to date. The Corporation has also applied or intends to apply to the FDA in the United States and Health Canada for certain other expanded use indications for the Novacor LVAS. However, there can be no assurance that, with or without the regulatory approval of new indications, the Corporation will be able to generate the level of revenues required to achieve profitability and to fund research and development activities in amounts in excess of its current cash reserves.

WorldHeart contemplates commencement of clinical trials for the Corporation's next generation VAD in 2007. However, no assurance can be given that any subsequent regulatory approvals will ever be obtained or, even if obtained, that such approvals will lead to the successful commercialization of the Corporation's next generation VAD.

Significant Capital Investment Required to Bring Future Products and Product Enhancements to Market

WorldHeart's investment of capital could be significant. Developing the Corporation's technology, future products and continued product enhancements could require a commitment of substantial funds to conduct the costly and time-consuming research and clinical trials necessary for such development. If adequate funds are not available when required, the Corporation may be required to delay, reduce the scope of or eliminate one or more of the Corporation's research or development programs or obtain funds through arrangements with collaborative partners or others that may require the Corporation to relinquish rights to certain of its technologies, potential products or products that the Corporation would otherwise seek to develop or commercialize itself. The inability to obtain additional financing when needed would likely have a material adverse effect on the Corporation's business, financial condition and results of operations.

Regulatory Approvals May Not Be Obtained

Most countries, including the United States, Canada and countries in the European Union, require regulatory approval prior to the commercial distribution of medical devices. In particular, implanted medical devices generally are subject to rigorous clinical testing as a condition of approval by the FDA and by similar authorities in Canada, in Europe and in other countries. The approval process is expensive and time consuming. Non-compliance with applicable regulatory requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant marketing approval for devices, withdrawal of marketing approvals, and criminal prosecution. The inability to obtain the appropriate regulatory approvals for the Corporation's products in the United States, Canada and the rest of the world could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Novacor LVAS has already been approved in Europe for use in end-stage heart failure patients without restriction to indication, permitting use as "bridge-to-transplant," "alternative to transplant" and "bridge to recovery", and in Japan for use by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant. On December 4, 2003, Edwards Lifesciences Ltd., the exclusive distributor of Novacor LVAS in Japan, received notification from Japan's Central Social Insurance Council (Chuikyo) that use of WorldHeart's Novacor LVAS will be reimbursed when implanted in patients who are transplant-eligible, effective April 2004. Additionally, Novacor LVAS is currently approved in the United States and Canada as a bridge-to-transplant therapy, for recipients awaiting a donor heart. On November 4, 2003, WorldHeart announced its intention to initiate the Pivotal Phase of its Destination Therapy (RELIANT) Trial, with Novacor LVAS implants in that Trial reimbursed by the CMS in the United States under Category
B. On the same date, the Corporation announced that it had amended its PMA Supplement, which was accepted for review by the FDA on November 22, 2002. The amendment focuses the request to expanding the potential patients eligible to receive Novacor LVAS as bridge to transplantation. The PMA Supplement for expanded bridge to transplantation eligibility was referred by the FDA to the Circulatory System Devices Advisory Panel on April 27, 2004.

WorldHeart plans to complete development of its next generation VAD and commence clinical trials in 2007. Subsequent to clinical trials, WorldHeart intends to apply to relevant regulatory authorities to commercialize its next-generation VAD. There can be no assurance that the FDA, Health Canada or any other regulatory authority will act favorably or quickly in its review of the Corporation's applications, if and when made, and significant difficulties and costs may be encountered in the Corporation's efforts to obtain such approvals that could delay or preclude the Corporation from selling its next generation VAD in Canada, the United States and elsewhere. Failure to receive, or delays in receiving, such approvals, including the need for extended clinical trials or additional data as a prerequisite to approval, limitations on the intended use of the Corporation's next generation VAD, the restriction, suspension or revocation of any approvals obtained or any failure to comply with approvals obtained could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Dependence on a Limited Number of Products

WorldHeart's future financial performance is expected to depend on the successful sales and marketing of Novacor LVAS and the development, introduction, customer acceptance and successful sales and marketing of the Corporation's next generation VAD. To date, all of the Corporation's revenues have resulted from sales of Novacor LVAS and related technologies. The

Corporation's next generation VAD is presently under development and not expected to enter the clinical trial phase until 2007. There is presently no pre-clinical data relating to the Corporation's next generation VAD, and no applications for any clinical trials or regulatory approvals have been made. Prior to any commercial use, the technologies relating to the Corporation's next generation VAD currently under development will require pre-clinical and extensive clinical testing, and regulatory approvals. New product development is highly uncertain and unanticipated developments, clinical and regulatory delays, adverse or unexpected side effects or inadequate therapeutic efficacy could delay or prevent the successful commercialization of the Corporation's next generation VAD. There can be no assurance that the Corporation will not experience difficulties that could delay or prevent the commercialization of its next generation VAD. Any significant delays in, or premature termination of, clinical trials of WorldHeart's products under development could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Uncertainty of Market Acceptance

Novacor LVAS and the Corporation's next generation VAD represent ventricular assist technologies that must compete with other pulsatile assist products as well as with other therapies for heart failure, such as medication, transplants, cardiomyoplasty and non-pulsatile flow (continuous flow) pumps. Failure of the Corporation's products to achieve significant market acceptance could have a material adverse effect on the Corporation's business, financial condition and results of operations.

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

Some of the Corporation's competitors have substantially greater financial, technical, manufacturing, distribution and marketing resources than WorldHeart. Third parties may succeed in developing or marketing technologies and products which are more effective than those developed or marketed by the Corporation or that could render the Corporation's technology and products non-competitive or obsolete, or the Corporation may not be able to keep pace with technological developments, all of which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Limitations on Third-Party Reimbursement

Individual patients will seldom be able to pay directly for the costs of implanting the Corporation's devices. Successful commercialization of the Corporation's products will depend in large part upon the availability of adequate reimbursement for the treatment and medical costs associated with the products from third-party payers, including governmental and private health insurers and managed care organizations. Consequently, the Corporation expects that the Corporation's products will typically be purchased by healthcare providers, clinics, hospitals and other users who will bill various third-party payers, such as government programs and private insurance plans, for the healthcare services provided to their patients.

Coverage and the level of payment provided by third-party payers in the United States and other countries vary according to a number of factors, including the medical procedure, third-party payer, location and cost. In the United States, many private payers follow the recommendations of the CMS, which establishes guidelines for the governmental coverage of procedures, services and medical equipment.

While the CMS has increased the reimbursement rates for VADs in 2003 and extended the coverage to include both bridge-to-transplant and destination therapy indications, and Japan's Central Social Insurance Council (Chuikyo) has announced that use of WorldHeart's Novacor LVAS will be reimbursed when implanted in patients who are transplant-eligible effective April 2004, there can be no assurance with respect to any markets in which the Corporation seeks to distribute the Corporation's products that third-party coverage and reimbursement will be adequate, that current levels of reimbursement will not be decreased in the future or that future legislation, regulation or reimbursement policies of third-party payers will not otherwise adversely affect the demand for the Corporation's products or its ability to sell the its products on a profitable basis, particularly if the installed cost of the Corporation's systems and devices should be more expensive than competing products or procedures. The unavailability of third-party payer coverage or the inadequacy of reimbursement could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Potential Product Liability

WorldHeart's business exposes it to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of the Novacor LVAS and the Corporation's next generation VAD by device recipients in whom the devices are implanted or by their families. Claims of this nature, if successful, could result in substantial damage awards to the claimants, which may exceed the limits of any applicable insurance coverage held by the Corporation. A successful claim brought against the Corporation in excess of, or outside of, its insurance coverage could have a material adverse effect on the Corporation's business, financial condition and results of operations. Claims against the Corporation, regardless of their merit or potential outcome, could also have a material adverse effect on the Corporation's ability to obtain physician endorsement of its products or to expand its business which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Risks Associated with Manufacturing Operations; Risks Resulting From Dependence on Third-Party Manufacturers; Dependence on Sole Suppliers

The manufacture of the Corporation's products is a complex operation involving a number of separate processes and components. Material costs are high and certain of the manufacturing processes involved are labor-intensive. Achieving continued cost reductions will depend upon the Corporation's ability to reduce material costs and reduce the time required to complete certain manufacturing processes. The conduct of manufacturing operations is subject to numerous risks, including reliance on third-party manufacturers, unanticipated technological problems and delays. WorldHeart, or any entity manufacturing products or components on the Corporation's behalf, may not be able to comply with applicable governmental regulations or satisfy regulatory inspections in connection with the manufacture of the Corporation's products. Failure or delay by the Corporation or any third-party manufacturer of its products or product components to comply with applicable regulations or to satisfy regulatory inspections could have a material adverse effect on the Corporation's business, financial condition and results of operations.

WorldHeart is currently dependent on single-source third-party manufacturers for several of the components used in the Novacor LVAS. The Corporation does not have agreements with many of such single-source manufacturers and purchases these components pursuant to purchase orders placed from time to time in the ordinary course of business. The Corporation is substantially dependent on the ability of these manufacturers to provide adequate inventories of these components on a timely basis and on favourable terms. These manufacturers also produce components for certain of the Corporation's competitors, as well as other large customers, and there can be no assurance that such manufacturers will have sufficient production capacity to satisfy the Corporation's inventory or scheduling requirements during any period of sustained demand, or that WorldHeart will not be subject to the risk of price fluctuations and periodic delays. Although the Corporation believes that its relationship with its manufacturers is satisfactory and that alternative sources for the components the Corporation currently purchases from single-source suppliers are currently available, the loss of the services of such manufacturers or substantial price increases imposed by such manufacturers, in the absence of readily available alternative sources of supply, would have a material adverse effect on the Corporation. Failure or delay by such manufacturers in supplying components to the Corporation on favourable terms could also adversely affect the Corporation's operating margins and its ability to develop and deliver its products on a timely and competitive basis which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Dependence on Key Personnel

As a result of the specialized scientific nature of the business, the Corporation is dependent on the ability to attract and retain qualified scientific, technical and key management personnel. WorldHeart faces intense competition for such persons and it may not be able to attract or retain such individuals.

Volatility of Stock Price and Stock Market

WorldHeart is in the biotechnology industry and, as such, the price of its common shares has been, and is likely to continue to be, highly volatile. Future announcements concerning WorldHeart or its competitors, quarterly variations in operating results, introduction of new products, delays in the introduction of new products or changes in product pricing policies by the Corporation or its competitors, acquisition or loss of significant customers, partners, distributors and suppliers, changes in earnings' estimates by analysts, regulatory developments, or fluctuations in the economy or general market conditions, among other factors, could cause the market price of our common shares to fluctuate substantially. There can be no assurance that the market price of the Corporation's common shares will not decline below its current price or that it will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation's performance.

The stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies. The trading price of the Corporation's common shares is expected to be subject to significant fluctuations in response to variations in quarterly operating results, announcements of innovations by the Corporation or its competitors, general conditions in the industry in which the Corporation operates and other factors. These fluctuations, as well as general economic and market conditions, may have a material adverse effect on the market price of the Corporation's common shares.

Risks Associated with Acquisitions

WorldHeart from time to time evaluates potential acquisitions of complementary businesses, products and technologies. Such acquisitions could subject the Corporation to numerous risks, including risks associated with the integration into WorldHeart of new employees and technology. Moreover, the negotiation and completion of such transactions involves the diversion of the Corporation's resources. In addition, acquisitions could result in immediate and substantial dilution to the Corporation's existing shareholders, large one-time write-offs or the creation of goodwill or other intangible assets. The failure to successfully evaluate, negotiate, effect and integrate an acquisition transaction could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Exercise of Outstanding Warrants and Options and Sales of Large Numbers of Common Shares Could Adversely Affect the Market Price of the Corporation's Common Shares

The Corporation cannot predict what effect the exercise of outstanding warrants and options for common shares and the sale of these common shares into the public market will have on the market price for the Corporation's common shares. Details of warrants and options outstanding are set out in the notes to the Audited Financial Statements for the year ended December 31, 2003, which are incorporated by reference into this AIF.

                             Additional Information

Additional information, including directors' and officers' remuneration, principal holders of the Corporation's securities, options to purchase securities and interests of insiders and material transactions, where applicable, is contained in the Information Circular incorporated herein by reference. Additional financial information is provided in the Corporation's Audited Financial Statements and Management's Discussion and Analysis included herein by reference. A copy of this annual information form and each such document, including any interim financial statements released by the Corporation, may be obtained upon request from the Secretary of the Corporation or through the Corporation's website www.worldheart.com.

At any time while the securities of the Corporation are in the course of a distribution, the Secretary of the Corporation will provide any person, upon request, with a copy of: (i) this annual information form; (ii) the Corporation's audited financial statements for the most recent completed fiscal year together with the accompanying auditors' report; (iii) any interim financial statements of the Corporation subsequent to the financial statements for the most recently completed fiscal year; (iv) the management information circular for the most recent annual meeting of shareholders involving the election of directors; and (v) any other document incorporated by reference into a preliminary short form prospectus or (final) short form prospectus filed in conjunction with such distribution of securities.

                                                                    EXHIBIT 99.5


                             WORLD HEART CORPORATION


                  AMENDED AND RESTATED AUDIT COMMITTEE CHARTER


1.   Overall Purpose/Objectives

     The Audit Committee will assist the Board in fulfilling its oversight responsibilities. The Audit Committee will review the financial reporting and accounting process, the system of internal control and management of financial risks, the audit process, and the Corporation's process for monitoring compliance with applicable laws, regulations and policies, and its own corporate policies. In performing its duties, the Committee will maintain effective working relationships with the Board, management of the Corporation, the internal auditors, if any, and the external auditors.

     While the Committee has the responsibilities and powers set forth in the Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and in accordance with generally accepted accounting principles. Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management of the Corporation is responsible for maintaining appropriate accounting and financial reporting principles and policies, and internal controls and procedures that provide for compliance with accounting standards and applicable laws, regulations and policies. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and reviewing the Corporation's quarterly financial statements.

2.   Composition

     The Audit Committee will consist of not fewer than three directors each of whom will be an independent director.

     All of the members of the Committee will be "financially literate" and have a working familiarity with basic finance and accounting practices. At least, one member of the Committee shall be a "financial expert" as determined by the Board in its business judgement and in accordance with applicable laws, regulations and policies.

     Members of the Committee will be appointed by the Board and will serve at the pleasure of the Board. Unless the Chair is appointed by the Board, the members of the Committee will select its Chair.

     For purposes hereof, an "independent" director will be a director who meets the definition of "independence" as determined by the Board, from time to time, in accordance with applicable laws, regulations and policies.

3.   Meetings

     The Committee will meet at least four times annually, or more frequently as may be necessary or appropriate in its judgement, and at such times and places as the Committee may determine. Minutes of all meetings of the Committee will be maintained and submitted to the Board. In addition, the Committee will report to the Board on the Committee's activities at the Board meeting following each Committee meeting.

     Meetings of the Committee may be called by its Chair or the Chair of the Board. Unless waived by a member, notice of meetings of the Committee will be given to each member not less than 48 hours before the time when the meeting is to be held. The notice need not state the purpose or purposes for which the meeting is being held.

     A quorum for meetings will be a majority of the members present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other. At all meetings of the Committee every question will be decided by a majority of the votes cast on the question. All other procedures at meetings will be determined from time to time by the members.

     The Committee may ask members of management of the Corporation or others to attend meetings and provide pertinent information, as necessary.

     The members of the Committee will have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Corporation and its subsidiaries. The Committee will also have the right, without Board approval, to hire independent counsel, and accounting and other advisors at the Corporation's expense, if deemed necessary by it to carry out its duties. The Corporation will provide appropriate funding, as determined by the Committee, to compensate the advisors employed by the Committee.

4.   Responsibilities and duties

     The Audit Committee will:

     Documents/Reports Review
     ------------------------

     (1) Review and reassess the adequacy of this Charter annually and report to the Board thereon.

     (2) Review and recommend for approval by the Board prior to any disclosure:

          (i)  interim unaudited financial statements;

          (ii) audited annual financial statements, in conjunction with the report of the external auditors; and

          (iii)all public disclosure documents, including press releases, containing audited or unaudited financial information, including management's discussion and analysis of financial position and results of operations ("MD&A"), and any prospectus or registration statement or similar document.

          The review, quarterly and annually, of the financial statements and the MD&A, by the Committee, with management of the Corporation and with the external auditors, will include an examination of:

               (i) the existence and substance of significant accruals, estimates, critical accounting policies and practices, and accounting judgements including alternative treatments of financial information within generally accepted accounting principles and the ramifications of alternative treatments;

               (ii) transactions with related parties and adequacy of disclosure with respect to such transactions; and

               (iii)qualifications, if any, contained in letters of
                    representation and contents of review or audit reports from the Corporation's external auditors, with respect to the Corporation's financial statements.

     (3) Review of any report which accompanies published financial statements (to the extent such a report discusses financial condition or operating results) for consistency of disclosure with the financial statements themselves.

     (4) Obtain an explanation from management of the Corporation for all significant variances between comparative reporting periods and for items which vary from expected or budgeted amounts as well as from previous reporting periods.

     (5) Review uncertainties, commitments and contingent liabilities material to financial reporting.

     (6) Review the annual information form or equivalent disclosure document with respect to applicable regulatory disclosure related to the Committee, its members and its mandate including publishing the text of the Charter in the annual information form or equivalent disclosure document and considering whether to post the Charter in an up-to-date format on the Corporation's website.

     External Audit
     --------------

     (7) Recommend to the Board and to the shareholders the nomination of the external auditors and the compensation of the external auditors, subject to shareholder approval. The external auditors are accountable to the Board and the Committee, as representatives of the Corporation's shareholders.

     (8) The Committee will be responsible for overseeing the work of the external auditors including the resolution of disagreements between management and the external auditors regarding financial reporting. The external auditors will report to the Chair of the Committee.

     (9) Approve in advance all auditing services of the external auditors and related fees and terms.

     (10) Approve in advance any non-audit services mandates, if permitted by applicable laws, regulations and policies, of the external auditors including related fees and terms; the Committee may delegate to one or more members of the Committee the authority to pre-approve non-audit services to be provided by the external auditors, in accordance with laws, regulations and policies, provided that any such pre-approval by one or more members of the Committee will be reported to the full Committee at its next scheduled meeting.

     (11) On an annual basis, review and discuss a written report by the external auditors in accordance with applicable regulatory requirements, detailing all factors that might have an impact on the auditors' independence, including all services provided and fees charged by the external auditors.

     (12) Review the performance of the external auditors and approve any proposed change of the external auditors. In such a case, approve the information required to be disclosed by applicable laws, regulations and policies.

     (13) Approve the scope and plan of the annual audit, and require the external auditor to review the quarterly financial statements and related documents.

     (14) Review the audit findings and recommendations and management of the Corporation's response thereto.

     (15) Review annually with the external auditors the acceptability and the quality of implementation of generally accepted accounting principles focused on the accounting estimates and judgements made by management and management's selection of accounting principles.

     (16) Review any significant disagreement between management of the Corporation and the external auditors in connection with the preparation of the financial statements.

     (17) At least annually, consult with the external auditors out of the presence of management of the Corporation about internal controls, the fullness and accuracy of the financial statements and any significant difficulties encountered during the course of the audit including any restrictions on the scope of work or access to required information.

     (18) Consider and, if appropriate under the circumstances or under applicable law, regulation or policy, recommend the rotation of the lead audit partner or partner responsible for reviewing the audit every five years; discuss with management of the Corporation the timing and process for implementing the rotation of the lead audit partner and the reviewing partner, as required by applicable laws, regulations and policies.

     (19) Establish hiring practices for employees or former employees of the Corporation's external auditors.

     Risk Management
     ---------------

     (20) Review periodically, and inquire of management of the Corporation and the external auditors concerning, the financial and business risks or exposures of the Corporation and assess the steps management of the Corporation has taken to control such risks. Business risks include, but are not limited to, risks in the nature of treasury-related risks (including foreign exchange risks), information systems-related risks, disclosure quality and standards relating to financial reporting, and risks associated with employee conduct.

     Financial Reporting Processes
     -----------------------------

     (21) In consultation with the external auditors, review the integrity of the financial reporting processes and controls, both internal and external

     (22) Consider and approve, if appropriate, changes to the accounting principles and practices as recommended by the external auditors and management of the Corporation.

     Legal Compliance and Other Responsibilities
     -------------------------------------------

     (23) Ensure that management of the Corporation has the proper review system in place to ensure that financial statements, reports and other financial information disseminated to governmental organizations and the public satisfies legal requirements.

     (24) Review incidents of fraud, illegal acts, conflicts of interest and related party transactions.

     (25) Implement procedures to receive and handle complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures to permit the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

     (26) Review claims or potential claims and any other legal matters as reported to the Committee that could have an impact on financial statements.

     (27) Review the expenses of, including the use of Corporation's assets by, senior officers.

     (28) Review material matters relating to the audit of subsidiaries, if any.

     (29) As applicable, review the Chief Executive Officer's and Chief Financial Officer's disclosure and certifications under Sections 302 and 906 of the Sarbanes-Oxley Act.

     (30) Perform any other activities consistent with this Charter, the Corporation's by-laws and applicable laws, regulations and policies, as the Committee or the Board deems necessary or appropriate.

                                                                    EXHIBIT 99.6

                             WORLD HEART CORPORATION
                                 CODE OF CONDUCT

                             (Adopted March 9, 2004)


World Heart Corporation as used throughout this Code of Conduct (referred to herein as the "Code"), means WorldHeart and its subsidiaries ("WorldHeart").

1.   General
     -------

This policy statement applies to the directors, officers, which shall include executive officers for the purposes of this Code, and salaried employees (referred to herein as "employees") of WorldHeart. Directors, officers and employees are responsible for reading, understanding and complying with the Code.

The Code is not meant to be a complete listing of ethics and business conduct covering every eventuality. Consequently, should a director, officer or employee be confronted with a situation where further guidance is required, the matter should be discussed with the Chief Financial Officer.

WorldHeart is committed to conducting its business affairs in compliance with all applicable laws, statutes, rules and regulations and expects directors, officers and employees acting on its behalf to do likewise. In addition, business dealings among directors, officers and employees, and by directors, officers and employees, with shareholders, customers, suppliers, community organizations and governmental and regulatory authorities must be based on principles of honesty, integrity and the ethical standards outlined below.

2.   Reporting Violations
     --------------------

Directors, officers and employees are expected not only to comply with various laws, statutes, rules, regulations and the Code's ethical standards but are expected to report situations of non-compliance with respect to this Code of which they become aware. Any report can be made to WorldHeart's external Canadian legal counsel, McCarthy Tetrault, Attention: Virginia Schweitzer, by mail, 40 Elgin Street, Suite 1400, Ottawa, Ontario, Canada, K1P 5K6, by facsimile 613-563-9386 or by phone 613-238-2000. Aside from instances of non-compliance, directors, officers and employees may also report concerns relating to ethics and business conduct in the same manner. If any director, officer or employee chooses to remain anonymous, every effort will be made to respect this request. It is corporate policy not to take any action against a director, officer or employee who reports in good faith regardless of whether or not the report proves to be accurate.

3.   Disciplinary Matters
     --------------------

A failure to comply with the Code may result in disciplinary actions up to and including termination. The Board of Directors of WorldHeart shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code. In determining what action is appropriate in a particular case, the Board of Directors of WorldHeart or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was intentional or inadvertent, the extent of the likely damage to WorldHeart and its shareholders resulting from the violation and whether the individual has committed previous violations of the Code or another policy, if any, of WorldHeart concerning ethical behaviour. The Board of Directors of WorldHeart shall provide written notice to an individual involved in the violation stating that the Board of Directors of WorldHeart or such designee has determined that there has been a violation and indicating the action to be taken by the Board of Directors of WorldHeart against the individual.

4.   Integrity of Records and Compliance with Sound Accounting Practices
     -------------------------------------------------------------------

Accuracy and reliability in the preparation of all business records is of critical importance to the decision making process and to the proper discharge of financial, legal and reporting obligations. All business records, expense accounts, invoices, bills, payroll and employee records and other reports are to be prepared with care and honesty. False or misleading entries are not permitted in the books and records of WorldHeart. All assets and liabilities of WorldHeart are to be recorded in compliance with WorldHeart's accounting and internal control procedures.

5.   Maintenance of Assets
     ---------------------

All directors, officers and employees have a responsibility to protect WorldHeart's assets against loss, theft, abuse and unauthorized use or disposal. "WorldHeart's assets" refers to all property whether tangible, intangible or electronic in form, which includes WorldHeart's products, equipment, vehicles, computers and software.

6.   Confidentiality
     ---------------

During the normal course of business, directors, officers and employees will have access to business and information records of a confidential nature. In some cases, the information may affect the value of WorldHeart shares or those of another company. Such confidential business information is not to be disclosed externally or used as a basis for trading in shares.

The confidential material could include information developed by other employees or information acquired from outside sources, sometimes under obligations of secrecy. Directors, officers and employees are expected to utilize such information exclusively for business purposes and this information must not be disclosed externally without the approval of the Chief Financial Officer.

In cases where information or records are obtained under an agreement with a third party, such as software licenses or technology purchases, employees must ensure that the provisions of such agreements are strictly adhered to so that WorldHeart will not be deemed to be in default. Unauthorized disclosure or use of information or records associated with these agreements could expose the employee involved and/or WorldHeart to serious consequences.

7.   Conflict of Interest
     --------------------

Directors, officers and employees should not engage in conduct which is harmful to WorldHeart or its reputation.

All directors, officers and employees have an obligation to be free of conflicting interests when they represent WorldHeart in business dealings or are making recommendations which could influence WorldHeart's subsequent actions.

WorldHeart respects the right of employees to privacy in their personal activities and financial affairs. The prime purpose of this section of the Code is to provide guidance to directors, officers and employees so that they can avoid situations in their personal activities and financial affairs, which are, or may appear to be, in conflict with their responsibility to act in the best interests of WorldHeart.

Employees are requested to bring any potential conflict of interest situation to the attention of the Chief Financial Officer for discussion, review and written approval, if required. Directors and officers including senior officers are requested to bring any potential conflict of interest situation to the attention of the Chair of the Board of Directors for discussion, review and written approval, if required. The Chair will provide a copy of any such approvals to the Chief Financial Officer. This helps avoid any misunderstanding between WorldHeart and such director, officer or employee. The Chief Financial Officer and/or Chair of the Board will brief the Board of Directors on any and all written approvals at the first meeting of the Board of Directors following any such approval.

In general terms, a conflict of interest would exist when an obligation, or situation arising from an employee's personal activities or financial affairs, may adversely influence their judgment in the performance of their duty to WorldHeart. It should be understood that the conflicting interest referred to throughout this section may be direct or indirect. For example, the interest may be that of the employee, a family member, a relative, or a business enterprise in which any of these individuals has an interest, financial or otherwise. Conflicts of interest may include:

     A.   Financial Interests:
               A conflict of interest will likely exist when a director, officer or employee who is able to influence business with WorldHeart, owns, directly or indirectly, a beneficial interest in an organization which is a competitor of WorldHeart, or which has current or prospective business as a supplier, customer, or contractor with WorldHeart. A conflict is not likely to exist, however, where the financial interest in question consists of shares, bonds or other securities of a company listed on a securities exchange and where the amount of this interest is less than one percent of the value of the class of security involved.

     B.   Outside Work:
               A conflict of interest will likely exist when a director, officer or employee, directly or indirectly, acts as a director, officer, employee, consultant, or agent of an organization that is a competitor of WorldHeart, or which has current or prospective business as a supplier, customer or contractor with WorldHeart. Similarly, a conflict of interest may exist when an employee undertakes to engage in an independent business venture or to perform work or services for another business, civic or charitable institution to the extent that the activity involved prevents such employee from devoting the time and effort to the conduct of WorldHeart's business, which the employee's position requires.

               In the event a director, officer or employee has an agreement with WorldHeart with respect to non-competition and/or non-solicitation, such agreement shall take precedence in the event of conflict between this Code and such agreement.

     C.   Gifts or Favours:
               A conflict of interest will arise when a director, officer or employee, either directly or indirectly, solicits and/or accepts any gift or favour from an organization which is a competitor of WorldHeart, or which has current or prospective business with WorldHeart as a customer, supplier or contractor. In such cases, the acceptance or prospect of gifts or favours may tend to limit or give the appearance of limiting the director, officer or employee-recipient from acting solely in the best interests of WorldHeart in dealings with these organizations.

               For this purpose, a "gift" or "favour" includes any gratuitous service, loan, discount, money or article of value. It does not include loans from financial institutions on customary terms; articles of nominal value normally used for sales promotion purposes; or ordinary business meals or reasonable entertainment consistent with local social or business customs. WorldHeart recognizes the right of WorldHeart, its directors, officers or employees to lobby on behalf of issues that affect WorldHeart and its business operations. WorldHeart conducts its lobbying activities in compliance with the laws and regulations governing these activities.


     D.   Trading with WorldHeart:
               A conflict of interest may exist when a director, officer or employee is directly or indirectly a party to a transaction with WorldHeart.

     E.   Misappropriation of Business Opportunities:
               A conflict of interest will exist when a director, officer or employee, without the knowledge and consent of WorldHeart, appropriates for their own use, or that of another person or organization, the benefit of any business venture, opportunity or potential about which the director, officer or employee may have learned or may have developed during the course of his employment.

8.   Improper Business Payments
     --------------------------

The following are deemed improper business payments and are therefore prohibited.

     A. The offering or accepting of bribes, payoffs or kickbacks made directly or indirectly to obtain an advantage in a commercial transaction; and

     B. The offering of gifts, gratuities, entertainment or other similar payments, except to the extent customary and reasonable in amount and not in consideration for any improper action by the recipient.

9.   Laws, Statutes and Regulations
     ------------------------------

WorldHeart is required to maintain compliance with various laws, statutes, rules and regulations governing activities in the jurisdictions in which WorldHeart carries on business.

This Code does not seek to provide legal guidance for all laws, statutes, rules and regulations that impact WorldHeart's activities. There are, however, several items of legislation that warrant specific mention. These are listed below along with some general guidelines for compliance.

     A.   Health and Safety Laws

     WorldHeart is committed to create and maintain healthy and safe workplaces for its people. Employees are expected to comply with all safety laws, regulations and WorldHeart directives (which may not necessarily be a law or regulation).

     B.   Human Rights Legislation

     Every person has the right to equal treatment with respect to employment and without discrimination because of race, ancestry, place of origin, colour, ethnic origin, citizenship, creed, sex, sexual orientation, age, record of offences, marital status, family status or handicap. WorldHeart has no tolerance for less than equal treatment of any kind.

     C.   Competition

     WorldHeart is required to make its own decisions on the basis of the best interests of WorldHeart and must do so independent of agreements and understandings with competitors. Certain statutes and regulations prohibit certain arrangements or agreements with others regarding product prices, terms of sale, division of markets, allocation of customers and any other practice which restrains competition.

     D.   Securities Laws

     Any director, officer or employee who possess material, non-public information may not buy or sell WorldHeart securities while such information remains non-public. These trading prohibitions apply to directors and employees and officers at all levels. The prohibition on such trading is based on such information potentially providing an unfair advantage to such director, officer or employee. You should consider information to be material if there is a reasonable prospect that an investor would consider the information to be important in arriving at a decision to buy, sell or hold WorldHeart securities. Where you have any doubts, contact the Chief Financial Officer.

10.  Amendment, Modification, Waiver and Termination of the Provisions of the
     Code
     ------------------------------------------------------------------------

WorldHeart reserves the right to amend, modify, waive or terminate these rules and policies at any time for any reason.

WorldHeart will report any changes to this Code to the extent required by applicable regulatory authorities.

Any waiver of any provision of this Code made to any employee, officer or director, will be disclosed in accordance with the regulations set forth by applicable regulatory authorities.

11.  Public Company Reporting and Other Public Communication
     -------------------------------------------------------

As a public company, it is of critical importance that WorldHeart's filings and submissions to securities regulatory authorities and stock exchanges are timely and accurate. Depending on his or her position with WorldHeart, a director, officer or employee may be called upon to provide necessary information to assure that WorldHeart's public reports and documents filed with the securities regulatory authorities and stock exchanges and other public communications by WorldHeart are full, fair, accurate, timely and understandable. WorldHeart expects its director, officers and employees to provide prompt, accurate answers to inquiries related to WorldHeart's public disclosure requirements.

All directors, officers and employees must, and must cause WorldHeart to comply with the system of disclosure controls and procedures devised, implemented and maintained by WorldHeart to provide reasonable assurances that information required to be disclosed by WorldHeart in reports that it files or submits under the rules and regulations of the securities regulatory authorities or stock exchanges is properly authorized, executed, recorded, processed and reported.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by WorldHeart in the reports filed with the securities regulatory authorities or stock exchanges is accumulated and communicated to WorldHeart's management, as appropriate, to allow timely decisions regarding required disclosure.

12.  Administration of the Code
     --------------------------

     A. Responsibility for the periodic review and revision of this Code lies with the Corporate Governance and Nominating Committee.

     B. Questions concerning the Code should be referred to Chief Financial Officer at 613-226-4278.

     C. Any reports of non-compliance with the Code can be made to WorldHeart's external Canadian legal counsel, McCarthy Tetrault,
          Attention: Virginia Schweitzer, by mail, 40 Elgin Street, Suite 1400, Ottawa, Ontario, K1P 5K6, by facsimile 613-563-9386 or by phone 613-238-2000.

                               [WORLDHEART Logo]
                              Technology for Life

I have read the attached Code of Conduct (Adopted March 9, 2004) of World Heart Corporation, and understand it and agree to it.


Dated at _______________________________________this_____day of
__________________, 200__.
                  (city, town, province/state)

Witness:                                    Director/Officer/Employee:


----------------------------                ------------------------------------
        Signature                                            Signature

                                            ------------------------------------
                                                             Name (please print)

                                                                    EXHIBIT 99.7


AUDITORS' CONSENT

We hereby consent to the incorporation by reference of our Auditors' Report to the Shareholders and our Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated February 26, 2004 relating to the consolidated financial statements and appearing in the Annual Report on Form 40-F of World Heart Corporation for the year ended December 31, 2003.


/s/ PricewaterhouseCoopers LLP

                                                                    EXHIBIT 99.8


                                  CERTIFICATION

I, Roderick Bryden, President and Chief Executive Officer of World Heart Corporation, certify that:

1.   I have reviewed this annual report on Form 40-F of World Heart Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), and have:

     (1) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (2) Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (3) Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

     (1) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

     (2) Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.


Date: May 17, 2004


                                       /s/ Roderick M. Bryden
                                       ----------------------
                                       Roderick M. Bryden
                                       President and Chief Executive Officer
                                       (principal executive officer)

                                  CERTIFICATION


I, D. Mark Goudie, Vice President, Finance and Chief Financial Officer of World Heart Corporation, certify that:

1.   I have reviewed this annual report on Form 40-F of World Heart Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), and have:

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: May 17, 2004


                               /s/ D. Mark Goudie
                               ------------------
                               D. Mark Goudie
                               Vice President, Finance and Chief Financial
                               Officer
                               (principal financial officer)

                                                                    EXHIBIT 99.9


                                  CERTIFICATION

                                   pursuant to
                             18 U.S.C. Section 1350
                             as adopted pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 40-F of World Heart Corporation (the "Corporation") for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Corporation certifies pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his respective knowledge:

     (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

     (2) the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Corporation.



Date:  May 17, 2004

                                         /s/ Roderick M. Bryden
                                        --------------------------------
                                        Roderick M. Bryden
                                        President and Chief Executive Officer


Date:  May 17, 2004

                                        /s/ D. Mark Goudie
                                        --------------------------------
                                        D. Mark Goudie
                                        Vice President, Finance and Chief
                                        Financial Officer






A signed copy of this written statement required by Section 906 has been provided to the Corporation and will be retained by the Corporation and furnished to the Securities and Exchange Commission or its staff upon request.